82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031263

REGISTRANT'S NAME DBS Group Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 5 2002
THOMSON FINANCIAL

FILE NO. 82- 3172 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/17/02



INSIDE DBS

BUILDING THE BEST BANK IN ASIA

DBS

DBS GROUP HOLDINGS LTD ANNUAL REPORT 2001


CAROL

BUILDING THE BEST BANK IN ASIA

CORPORATE INFORMATION

Corporate Office
Mr S. Dhanabalan, *Chairman*
Mr Philippe Paillart, *Vice Chairman & CEO*
Mr Jackson Tai, *President & COO*
Mr Ng Kee Choe, *Vice Chairman*
Mr Frank Wong, *Senior Managing Director*

DBSH Board of Directors
Mr S. Dhanabalan, *Chairman*
Mr Philippe Paillart, *Vice Chairman*
Mr Jackson Tai
Mr Bernard Chen Tien Lap
Mr Fock Siew Wah
Ms Gail D. Fosler
Mr Robert Montgomery Howe
Prof Tommy Koh Thong-Bee
Mr Moses Lee Kim Poo
Dr Yeo Ning Hong

Audit Committee
Mr Bernard Chen Tien Lap, *Chairman*
Prof Tommy Koh Thong-Bee
Mr Moses Lee Kim Poo

Board Risk Management Committee
Mr Fock Siew Wah, *Chairman*
Prof Tommy Koh Thong-Bee
Mr Bernard Chen Tien Lap
Mr Robert Montgomery Howe

Compensation Committee
Mr S. Dhanabalan, *Chairman*
Mr Fock Siew Wah
Mr Robert Montgomery Howe
Dr Yeo Ning Hong

Executive Committee
Mr S. Dhanabalan, *Chairman*
Mr Philippe Paillart, *Deputy Chairman*
Mr Jackson Tai
Mr Bernard Chen Tien Lap
Mr Fock Siew Wah

Nominating Committee
Prof Tommy Koh Thong-Bee, *Chairman*
Mr S. Dhanabalan
Mr Bernard Chen Tien Lap
Mr Robert Montgomery Howe
Dr Yeo Ning Hong

Secretary
Ms Heng Lee Cheng

Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315

Auditors
PricewaterhouseCoopers
Certified Public Accountants
8 Cross Street #17-00
PWC Building
Singapore 048424

Partner in charge of the audit
Mr Dominic Nixon

Registered Office
6 Shenton Way
DBS Building Tower 1
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6445 1267
Website: www.dbs.com
Email: dbs@dbs.com

PERFORMANCE AT A GLANCE

Performance At A Glance – DBSH Group

	2001	2000	1999
PROFIT AND LOSS (S$'millions)			
Operating profit	**1,672**	1,685	1,964
Net profit attributable to members	**999**	1,389	1,072
Cash basis net profit attributable to members	**1,131**	1,389	1,072
BALANCE SHEET (S$'millions)			
Total assets	**151,294**	111,208	106,465
Customer loans	**68,208**	52,024	54,370
Customer deposits	**106,771**	80,720	82,268
Total shareholders' funds	**13,529**	10,495	10,876
PER ORDINARY SHARE (S$)			
Earning (Basic)	**0.78**	1.13	0.97
Cash Earning (Basic)	**0.89**	1.13	0.97
Gross dividend	**0.30**	0.45	0.26
Net tangible assets backing	**5.38**	8.14	8.42
SELECTED RATIOS (%)			
Return on average total shareholders' funds	**8.90**	12.89	10.35
Cash return on average total shareholders' funds	**10.07**	12.89	10.35
Operating expenses as % of net income [1]	**49.12**	42.50	35.15
Capital adequacy			
Tier I	**12.20**	14.40	15.70
Total	**17.40**	18.90	19.20

[1] Excluding goodwill amortisation

(S$ millions)


$457.9
$112.0
$1,071.8
$1,388.8
$999.1
1997 1998 1999 2000 2001

Group Net Profit After Tax

● 2001: S$999.1 million (-28.1%)
2000: S$1,388.8 million

Group net profit decreased 28.1% to S$999.1 million largely due to higher loan provision. When measured on a cash basis, Group net profit decreased by 18.6% to S$1,130.5 million.

(S$ millions)


$1,001.8
$462.9
$1,430.0
$445.8
$2,034.7
$994.2
$2,039.4
$891.6
$2,256.8
$1,288.2
1997 1998 1999 2000 2001

Group Net Interest Income And Non-Interest Income

Net Interest Income
2001: S$2,256.8 million (+10.7%)
2000: S$2,039.4 million

Non-Interest Income
2001: S$1,288.2 million (+44.5%)
2000: S$891.6 million

Net interest income increased by 10.7% to S$2,256.8 million largely due to the acquisition of Dao Heng Bank Group (DHG). Loan demand was weak and intense competition in the residential mortgage market reduced interest earned on mortgages.

The 44.5% increase in non-interest income was due to higher net gains on foreign exchange (S$110.8 million), securities and derivatives activities (S$71.1 million) and inclusion of profits from sales of shares in The Insurance Corporation of Singapore Ltd (S$120.1 million) and Keppel Capital Holdings (S$60.6 million).

(S$ millions)


$1,464.7
33.7%
$492.9
40.2%
$1,875.8
$754.4
$3,028.9
35.2%
$1,064.7
$2,931.0
42.5%
$1,245.7
$3,545.0
49.1%
$1,872.9
1997 1998 1999 2000 2001

Group Income Before Operating Expenses, Operating Expenses And Ratio of Operating Expenses To Income Before Operating Expenses

○ Income Before Operating Expenses
2001: S$3,545.0 million (+20.9%)
2000: S$2,931.0 million

Operating Expenses
2001: S$1,872.9 million (+50.4%)
2000: S$1,245.7 million

○ Ratio of Operating Expenses to Income Before Operating Expenses*
2001: 49.1% (+6.6 percentage points)
2000: 42.5%

Operating expenses, excluding goodwill amortisation, increased 39.8% to S$1,741.5 million. The increase was mainly due to higher staff costs of S$120.8 million and the consolidation of DHG (S$218.4 million) and DBS Vickers Securities Holdings Pte Ltd (DBSV) (S$37.6 million). Technology-related expenses increased by S$47.6 million accounted for by the various business initiatives undertaken by the Group. Restructuring and integration costs of S$40.4 million were incurred for integrating the operations and processes of DHG (S$18.7 million), DBS Kwong On Bank (S$4.9 million) and DBSV (S$16.8 million).

* Excluding goodwill amortisation

(S$ billions)


5.72%
$8.0
$9.8
1.29%
10.35%
$10.9
12.89%
$10.5
$13.5
8.90%
1997 1998 1999 2000 2001

Group Total Shareholders' Funds And Return On Average Total Shareholders' Funds (ROE)

○ Total Shareholders' Funds
2001: S$13.5 billion (+28.9%)
2000: S$10.5 billion

○ ROE
2001: 8.90% (- 3.99 percentage points)
2000: 12.89%

On a cash basis, ROE would be 10.07% for Year 2001.

(S$ billions)


0.72%
$65.2
$100.0
0.14%
$106.5
1.04%
$111.2
1.28%
$151.3
0.76%
1997 1998 1999 2000 2001

Group Total Assets And Return On Average Total Assets (ROA)

○ Total Assets
2001: S$151.3 billion (+36.0%)
2000: S$111.2 billion

● ROA
2001: 0.76% (-0.52 percentage points)
2000: 1.28%

The consolidation of DHG contributed to the increase in total assets.

On a cash basis, ROA would be 0.86% for Year 2001.

(%)


13.6
15.6
14.6
15.8
15.7
19.2
14.4
18.9
12.2
17.4
1997 1998 1999 2000 2001

Capital Adequacy Ratio

○ Total (Tier I & II)
2001: 17.4%
2000: 18.9%

Tier I
2001: 12.2%
2000: 14.4%

Total CAR, measured according to the Bank of International Settlements (BIS) guidelines was 17.4%, which is more than twice the minimum BIS requirement of 8.0%.

LETTER TO SHAREHOLDERS



Corporate Office from left to right:
Philippe Paillart, Ng Kee Choe,
S. Dhanabalan, Frank Wong, Jackson Tai

2001 was a challenging year for DBS as we continued to invest in our people, products and infrastructure amidst a difficult economic environment.

Revenue – a requirement to building a successful franchise – was a record S$3.5 billion, up 21% from 2000 due to partial year consolidation of Dao Heng Bank. Fee income – a key metric for new business growth – was up 26%. Operating profit, before goodwill charges, rose 7%. Net income however declined 28% to S$999 million, as we prudently raised provisioning to S$379 million and took a goodwill charge of S$131 million for our acquisitions of Dao Heng Bank and Vickers Ballas.

Cash return on equity was 10.1%. GAAP return on equity was 8.9%, below our target of 15%. We believe that the fundamentals to improve the long-term profitability of the Bank are in place. However, near-term return on equity performance will be affected by the weak economy and the current mismatch between the investment cycle and expected returns. For 2001, DBS maintained the dividend rate at 30%. Capital adequacy, as measured under Bank for International Settlements regulations, was a strong 17.4% (12.2% Tier I) at end 2001.

Numbers do not tell the whole story. Changes throughout the organisation bring us further in our journey towards a customer-focused pan-Asian financial services organisation.

Our progress last year was characterised by strategic transformations in infrastructure, products, services and geographies. The defining transactions were our acquisitions of Dao Heng Bank, which established us as a Hong Kong banking and credit card leader, and Vickers Ballas, which broadened and deepened our regional reach in the securities business. In addition, we secured alliances with CGNU and TD Waterhouse, adding new capabilities to our product propositions in insurance and self-directed brokerage, respectively.

We continue to enhance processing and servicing efficiency. Revenue streams are broadening, bringing us more in line with well-diversified and growing financial services providers. We saw record growth in credit cards, insurance and other wealth management products last year, complementing our leading market position in mortgages.

We substantially restructured our balance sheet in 2001. We raised new capital via several innovative issues to fund our acquisitions. We raised S$1.4 billion in Hybrid Tier I preferred shares, S$1.6 billion in subordinated debt, S$1.1 billion in preferred shares and S$2.2 billion in new common equity. We have improved our financial leverage and moved towards a more optimal capital structure.

A YEAR OF TRANSFORMATION

Business Operations

Our investments in people and infrastructure are beginning to bear fruit. This is exemplified by our treasury and markets business where our modern treasury centre, put in place in late 2000, and the enhancement of talent, from front to back office, from market-making to offering risk management solutions to our customers, resulted in a strong financial performance and regional market leadership.

Our dominance of the capital markets in Singapore continued last year, with top rankings in Singapore Dollar bond origination and domestic new equity issuance. We led major transactions in the Singapore Dollar bond markets with the SingTel S$1 billion inaugural bond issue and Land Transport Authority's S$500 million bond issue, the first bond issue with the longest tenor of 15 years.

Difficult market conditions brought multiple impacts on our corporate lending business. Loan demand was slow and margins were squeezed. We raised provisions in a prudent response to the economic uncertainty and falling asset values. Our significant investments in credit risk management systems and processes have proven to be timely in enhancing our ability to monitor and improve non-performing loans (NPLs) despite setbacks in the regional credit environment. As a result, DBS has been able to reduce its NPLs throughout the year from 7.6%, as of December 2000, to 6.2% in June 2001 and to 5.7% in December 2001.

We have unearthed opportunities, amidst the economic challenges, to strengthen our relationship with our customers. Last year, we developed a suite of products and services to help our Small & Medium-sized Enterprise (SME) customers navigate the difficult economic environment. This was a result of our approach to customise solutions to suit the requirements of customers in each segment, from start-ups to winners of the Enterprise 50 Awards and publicly-listed companies. We also respond more effectively to the SME business community through our new Business Centres which are strategically located near our customers.

Our consumer banking business has also been transformed. Results are beginning to show up in new revenue streams, particularly in credit cards and wealth management businesses, generating higher fee income.

In Singapore, we increased our credit card base by 25% and outstanding receivables by 30%, taking us up to second place in the market. Total credit card fee income grew 147% to S$82 million in 2001 through our Dao Heng acquisition and through organic growth.

Our wealth management business grew at a record pace last year. Sales of investment products rose 76% and that of insurance products, 56%.

New Revenue Streams Through Alliances

In 2001, we completed two further strategic partnerships that will bring new revenue streams in promising business areas and add to our future growth. We struck an alliance with world-class online brokerage service provider TD Waterhouse, that provides highly competitive self-directed trading services with global coverage of securities markets. Following the sale of our insurance company, The Insurance Corporation of Singapore Ltd, we entered into a partnership with CGNU, the largest insurer in the UK, to bring best-in-class bancassurance products to our customers. These follow our earlier successful alliance with Frank Russell in the development of the leading 'ei8ht' and 'Horizon' investment programmes. Thus, while traditional sources of income such as interest income from mortgages and other loans remain important, we are diversifying and balancing out our portfolio with new revenue streams.

Maturing and Widening Distribution Capabilities

We have reorganised and developed our delivery channels around clear customer segments, recognising their specific needs. This is illustrated by the revitalised POSB brand, our model branches for both DBS and POSB, and the introduction of supermarket banking with NTUC FairPrice. We opened our second call centre in Singapore, a 300-seat facility, and in Hong Kong, we integrated our call centres for greater efficiency. These centres are equipped with Customer Relationship Management (CRM) capabilities.

Internet banking services have continued to grow. Our online customers increased by 51% last year. More than 320,000 users generated almost S$6 billion of online financial transactions last year.

IMPROVING THE GEOGRAPHICAL BALANCE

A year ago we were predominantly a local bank with more than 80% of our assets and net income concentrated in Singapore. At the end of 2001, only 60% of our assets were Singapore-based. With the purchase of Dao Heng Bank in Hong Kong, we have become the fourth largest banking group and the third largest credit card issuer in Hong Kong. We are now better positioned to expand into North East Asia and develop a platform for future business opportunities in China.

We strengthened our regional presence in the securities business in September 2001 with the purchase of Vickers Ballas, a securities company with operations in Hong Kong, Thailand, Singapore and other global locations. DBS Vickers Securities, the newly integrated entity, will play a central role in the development of our wealth management business.

DBS Thai Danu Bank, our banking unit in Thailand, has made steady progress since its acquisition by DBS in 1998, attaining a turnaround to full-year profitability in 2001.

Our experience in rationalising operations – of DBS Thai Danu Bank in Thailand and POSB in Singapore – is proving invaluable as we integrate Dao Heng Bank and Vickers Ballas into DBS. The ability to integrate effectively and efficiently will be key to a successful expansion of the Bank's Asian franchise.

STRATEGIC INVESTMENTS

Technology and Processes

Our technology and processes provide us with the business and customer intelligence necessary to execute efficiently and to balance risk and reward. In 2001, we reaped the first full year of benefits of our investments in a modern treasury centre and in the technologies supporting trading and market risk monitoring. These systems, together with a rigorous risk review and sign-off process, enabled us to offer new derivatives products and provide effective financial solutions to our customers. Customer intelligence was greatly enhanced last year with our firm-wide CRM platform and the new call centre. This new customer intelligence capability has already generated over one hundred targeted marketing campaigns.

We are investing in new technologies and re-engineering processes to deliver a superior capability to our customers. In consumer credit management, we centralised our approach to managing credit quality and collections, used credit scoring and quantitative methods extensively, and implemented an automated collections system, thus creating greater objectivity, efficiency and capacity in managing asset quality. New credit risk processes were also put in place for corporate loans, and the management of problem loans has been centralised with the formation of a Special Asset Management Team. We place a similar emphasis on the systems and processes needed to develop robust structures in other risk and corporate governance areas, such as business continuity planning and audit.

To underpin the Bank's Asian franchise, we are developing an operating platform known as Asia 21. The model provides a modern, robust and scalable platform for all areas across the region, from credit, human resources, finance to operations. It will streamline our business operations, increase our efficiencies and contain our costs.

People

Asia is a collection of diverse markets, each made up of communities that are not homogeneous. Banks like DBS must behave like modern consumer companies in order to effectively serve our constituents well and prosper alongside them. Hence, we embrace diversity to understand and successfully meet our customers' needs. It is vital for us to know each of our customers as an individual. Our success as a bank depends on our ability to delight our customers, so we maintain a resolute focus on customer intimacy.

Technological developments and database mining make the process of getting to know the customer much easier, but we are still a people business – it is people who assess the data and use it creatively, and it is people who take risks and dare to be different. The challenges of new ideas, energies and vigorous debate generate new fields of inquiry, stimulate discussion about accepted ideas and standards, shift paradigms and improve professional practices. A diversity of talents, perspectives and experiences is essential to intellectual strength. While we understand that managing this diversity will be an ongoing issue, we believe it is critical to the Bank's future success.

Community

We commend our staff for their efforts in serving the communities in which the Bank operates.

The DBS Volunteers Programme, introduced in July 2000, granted each employee in Singapore two days of volunteer leave to perform community service. It has proven to be a tremendous success, with one of the highest corporate participation rates here.

In line with our business philosophy, our sponsorship and philanthropy initiatives focus on enabling the communities in which we work to reach their goals. These include funding the Arts – both through bringing world-class performances to the region and encouraging the development of local talent – to philanthropic activities revolving around the School Pocket Money Fund, the Vocational Training for the Autistic Association and the Riding for the Disabled Association.

ACKNOWLEDGEMENTS

We want to thank our team members at all levels of the Group for their passion and dedication in building the foundation for our future growth. We also take this opportunity to welcome our new colleagues from Dao Heng Bank and Vickers Ballas into the DBS family.

We would also like to express our deep appreciation to our Directors for their continuing guidance. Special mention must be made of Alan Chan who served as a Director from April 1, 1996 to April 1, 2001. We thank him for his advice and contributions to the Board.

Most importantly, we thank our customers, business partners and you our shareholders for your continued and invaluable support.

S. Dhanabalan
Chairman

Philippe Paillart
Vice Chairman
& Chief Executive Officer

Jackson Tai
President
& Chief Operating Officer

Ng Kee Choe
Vice Chairman

Frank Wong
Senior Managing Director

BOARD OF DIRECTORS



S. DHANABALAN, CHAIRMAN
As Chairman of DBS Bank, 64-year-old Mr Dhanabalan brings with him over 40 years of experience from both the private and government sectors. He first served DBS Bank from 1968 to 1978 culminating his role as Executive Vice President. He then went on to spend 16 years as a Cabinet Minister in Singapore's government. Today, he continues to be involved with the government on financial matters through his directorship in Temasek Holdings and the Government of Singapore Investment Corporation Pte Ltd.



PHILIPPE PAILLART, VICE CHAIRMAN
Mr Paillart, 50, was appointed Chief Executive Officer of DBS Bank in January 2001. Previously, he was the Bank's Senior Managing Director and Head of the Consumer Banking Group. Prior to DBS Bank, he worked for Ford as Chairman, President and CEO of Ford Motor Credit Company and President of Ford Financial Services Group, for Standard Chartered Bank as Group Executive Director, and for Citibank as Vice President and General Manager of International Personal Banking for Europe, Middle East and Africa.



BERNARD CHEN TIEN LAP, DIRECTOR
Mr Chen's career has spanned both the government and private sectors. Twelve years in government service saw him at the Ministries of Defence and Finance and as Minister of State from 1977 to 1981. From there, he spent ten years with the Fraser & Neave group, where he served his last seven as General Manager and Director. He was Chief Executive Officer of Intraco Ltd from 1991 to 2000. At 59, Mr Chen is now Corporate Advisor to Singapore Technologies Pte Ltd.



FOCK SIEW WAH, DIRECTOR
Mr Fock, 60, began his career with DBS where his last position was Head of the Commercial Banking Division. He was then with JP Morgan for 13 years, eventually becoming a senior banker and regional treasurer (Asia-Pacific). This was followed by his tenure at Overseas Union Bank as President and Chief Executive Officer from 1988 to 1991. He subsequently became the Special Advisor to the Singapore Minister of Finance and later, as Chairman of East West Bank in USA. Mr Fock is now Chairman of the Land Transport Authority of Singapore. His other directorships include Fraser & Neave Limited, Temasek Holdings (Pte) Ltd and Singapore Airlines Ltd.



GAIL FOSLER, DIRECTOR
At 54, Ms Fosler is Senior Vice President and Chief Economist of The Conference Board, the world's leading research and business membership organisation. Prior to joining The Conference Board in 1989, she was Chief Economist and Deputy Staff Director of the US Senate Budget Committee. Ms Fosler is currently a director of Unisys Corporation, H. B. Fuller Company, Baxter International and a Trustee of the John Hancock Mutual Funds.



ROBERT MONTGOMERY HOWE, DIRECTOR
Mr Howe has carved his career in the fields of information systems and consulting. A citizen of the United States, 57-year-old Mr Howe spent 15 years with management consultant Booz-Allen & Hamilton Inc, where he developed its worldwide financial services practice. He joined IBM in 1991 where he founded its consulting group and served as General Manager of Global Banking, Finance and Securities from 1995 to 1998. He is currently the Chairman of Scient Incorporated and a board member of SC Johnson Commercial Markets.



TOMMY KOH THONG-BEE, DIRECTOR
Professor Koh is one of Singapore's most senior diplomats. Over the course of his career, he has served as Singapore's Permanent Representative to the United Nations (UN) and Singapore's ambassador to the United States. A lawyer by training, 64-year-old Prof Koh is currently Singapore's Ambassador-at-Large and Director of the Institute of Policy Studies.



MOSES LEE KIM POO, DIRECTOR
Currently Permanent Secretary at the Ministry of Health and Chairman of the Central Provident Fund Board, 50-year-old Mr Lee also held numerous appointments in government ministries and statutory boards previously. He was the General Manager of Singapore Broadcasting Corporation and Chairman of Post Office Savings Bank from 1994 until its merger with DBS Bank in 1998. Mr Lee was also a board member of the Singapore Airlines Ltd.



JACKSON TAI, DIRECTOR
Mr Tai, 51, a United States citizen, completed 25 years of service with J.P. Morgan & Co. before joining DBS in 1999. Among his assignments at J. P. Morgan, Mr Tai was senior officer and head of investment banking for the Asia-Pacific region, based in Tokyo, and later senior officer and head of investment banking for the Western United States, based in San Francisco. Mr Tai is currently also a director of Singapore Telecommunications Ltd and CapitaLand Ltd.



YEO NING HONG, DIRECTOR
Dr Yeo's working experience straddles both government and private sectors. He combined stints in both academia and the private sector, before joining the Singapore government in 1981. As member of the Cabinet, his appointments include Minister for Communications and Information and Minister for Defence. In 1995, Dr Yeo returned to the private sector when he became Executive Chairman of the Singapore Technologies Group of Companies. At 58, Dr Yeo is currently Chairman of PSA Corporation Ltd.





ENHANCING SHAREHOLDER VALUE THROUGH CORPORATE GOVERNANCE

As a leader, DBS has always placed a premium on good corporate governance. We have embraced it as a global best practice and are committed to practising transparency, keeping shareholders fully informed and having an independent and effective Board.

THE BOARD

Our Board of Directors is responsible for maintaining our high standards of corporate governance and promoting ongoing improvements in board effectiveness. The Bank's standards of corporate governance are consistent with the Code of Corporate Governance (the 'Code') established by the Singapore Corporate Governance Committee in April 2001.

The premium which DBS places on corporate governance has not gone unnoticed. Since the establishment of the 'Best Corporate Governance Award' by the Institute of Certified Public Accountants of Singapore, the Singapore Exchange and the Singapore Institute of Management in 1999, DBS has emerged as the winner each time. We are proud of these achievements.

Responsibilities

The Board has delegated day-to-day operations to management while reserving certain key matters for its approval. Key functions include approving the consolidated financial statements for the DBS Group, strategic planning and acquisitions, the annual budget, major fund-raising exercises and all decisions that will have a major impact on the reputation or standing of the DBS Group.

Composition

The Board derives its strength from the background, diversity, qualities, skills and experience of its members. Board members bring with them

The transparency in its corporate reporting reveals the high degree of commitment a company has in communicating with its shareholders.



experience in (among other things) the top echelons of the Singapore government and civil service, the US high-technology industry and a well-respected US think tank. Of the ten Board members, four are non-Singaporeans who bring with them an international perspective to Board deliberations. Board appointments are screened in the first instance by the Nominating Committee, which seeks to select the best and most qualified candidate for the Board.

Independence

Board members have to satisfy various criteria of independence. As required by the Code, at least one third of the Board comprises independent directors. An 'independent' director has no relationship with DBS, its related companies or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of the directors' independent business judgement with a view to the best interests of DBS. For these purposes, the Nominating Committee considers Mr Bernard Chen, Mr Fock Siew Wah, Ms Gail Fosler, Mr Robert Howe, Professor Tommy Koh, Mr Moses Lee and Dr Yeo Ning Hong to be independent. In addition, the Articles of DBS Group Holdings (DBSH) also require the Board to have a majority of directors who are not related to or employed by substantial shareholders of DBSH or who otherwise act in accordance with their instructions and further limit the number of executive directors to two. The Audit Committee, a key Board committee, comprises wholly independent directors.

MANDATES AND ACTIVITIES OF BOARD COMMITTEES

The Board delegates certain responsibilities to Board committees. The Audit, Compensation and Nominating Committees are Board committees that are required to be established by statute/regulation, while the Executive and Board Risk Management Committees were set up to assist the Board in certain areas of deliberation.

Audit Committee

The Audit Committee reviews:

- The Group's financial statements before submission to the Board
- The external auditor's audit plan,

his evaluation of the system of internal accounting controls and his audit report

- The assistance given by officers of the DBS Group to the external auditor
- The nomination of the external auditor

and performs any other functions which may be agreed by the Audit Committee and the Board, and/or prescribed by statute/regulation.

Board Risk Management Committee

- Reviews risk policies
- Approves delegation of risk decisions to the Executive Committee or management committees
- Periodically reviews risk profile at the portfolio level

and performs any other functions as may be agreed by the Board.

Compensation Committee

- Reviews and approves the remuneration, including the grant of share options and performance shares to executives of the DBS Group, including the executive directors of DBS Bank
- Oversees management development and succession planning in DBS Bank

Executive Committee

The Executive Committee has all the powers of the Board, except those powers that can only be exercised by the Board under law. Nor can the Executive Committee approve the matters referred to under 'Responsibilities' in the section on the Board. The Executive Committee also may not charge, mortgage, pledge or in any way encumber any of the properties and assets of DBSH including its uncalled capital and goodwill. In practice, the Executive Committee functions as a discussion forum for Board matters.

Nominating Committee

Identifies and reviews all appointments to the Board, Board committees and top management positions.

In identifying and reviewing candidates, the Nominating Committee applies the following principles:

- The Board shall comprise a majority of Singapore citizens or permanent residents
- A majority of directors must not be related to or employed by substantial shareholders of DBSH or who otherwise act in accordance with their instructions
- Not more than two Directors may be employees
- The Nominating Committee must be satisfied that the nominee is the best and most qualified candidate for the job
- A Director having multiple board representations must ensure that sufficient time and attention is given to the affairs of DBS
- The Board should comprise directors who, as a group, provide core competencies such as accounting or finance, business or management experience, industry knowledge, strategic planning experience and

COMMITTEE STRUCTURE


Board of Directors
Executive Committee
Audit Committee
Compensation Committee
Nominating Committee
Board Risk Management Committee
Policy Committee
Corporate Office
Risk/Capital Management Committees
Business Management Committees
Support Function Committees

customer-based knowledge or experience

DBS' APPROACH TO RISK MANAGEMENT

Each new banking instrument, business activity and market cycle changes our view of risk and our approach to managing it. We consider having world-class skills in monitoring, interpreting and forecasting our risk profile a critical internal capability.

Our approach to risk management has several components: comprehensive risk management processes, early identification systems, accurate risk measures, investments in people and technology to interpret and manage risk on a daily basis, stress tests and comprehensive process reviews in conjunction with internal auditors, external auditors and regulatory officials.

Although business units have primary responsibility for managing specific risk exposures, Group Risk is the central resource for quantifying and managing the portfolio of risks taken by the Group as a whole. Group Risk performs the following roles:

- Develops, implements, maintains, improves and communicates a consistent risk management framework
- Reviews risk limits and risk concentrations
- Develops framework for economic capital
- Helps identify opportunities to optimise risk-based return on capital.

As part of corporate governance, the Bank has implemented policies and procedures to identify, mitigate and monitor risk across the firm. These policies and procedures rely on constant communication, judgement, and knowledge of products, markets and controls by business and support units. We view that business and support units have the primary responsibility for managing risk. At the same time, there needs to be independent risk management and oversight.

The risk management process at DBS cascades from the Board of Directors on a macro level down to the individual business and support unit managers at the micro level. To assist the Board in fulfilling its duties, the Board Risk Management Committee oversees matters relating to the management of risk. Management is accountable to the Board for maintaining an effective control environment that reflects established risk appetite and business objectives. Four senior management risk committees provide forums for discussion on specific risk areas: the Risk Management Committee, the Credit Committee, the Asset-Liability Management Committee and the Operational Risk Management Committee.

Credit Risk Management

Credit risk is the potential earnings volatility caused by an obligor's inability or unwillingness to fulfil its payment obligations. Exposure to credit risks arises primarily from lending activities and, to a lesser extent, from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements.

Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS Group also estimates the potential credit exposure over the remaining term of transactions.

At DBS Group, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment. Policies and procedures, which are communicated throughout the Group, guide the day-to-day management of credit exposure and are an essential part of the business culture. The credit risk management process involves senior management, the Group Risk, Credit Management, Relationship Management, as well as independent credit risk control functions.

DBS Group follows a set of guiding credit principles that encapsulate the Group's lending philosophy and must be applied to all credit decisions. Observance of these principles helps to ensure that the Group operates under a sound, well-defined credit granting process, and promote a credit culture that is strong to withstand market disturbances.

Individual corporate credit risks are analysed and approved by experienced credit managers who consider a number of factors in the identification and assessment of credit risk. Each borrower is assigned a rating under the Counterparty Risk Rating process. For large corporate borrowers, the rating is based on the assessment of all relevant factors including the borrower's financial condition and outlook, industry and economic conditions, market position, access to capital, and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the


CREDIT RISK
The potential earnings volatility caused by obligors defaulting on their obligations and the adequacy of collateral, if any.
MARKET RISK
The potential value and earnings volatility in the trading and structural books due to market price changes.
RISK SPECTRUM
LIQUIDITY RISK
The potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities.
OPERATIONAL RISK
The potential exposure to financial or other damage arising from inadequate or failed internal processes, people or systems.

borrowers' financial position and strength. All ratings are reviewed at least annually and more frequently when conditions warrant. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees, and transfer risks. These credit risk rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action is taken.

The credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and monitor compliance with guidelines established by management and regulators.

Group Risk conducts regular independent reviews of credit exposures and processes. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk practices and ensure group-wide policies and guidelines are being adopted consistently across different business units.

Trading Market Risk Management

Trading market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and implied volatilities. DBS Group takes trading market risk in the course of making market to meet customer requirements as well as to benefit from market opportunities.

The trading market risk framework comprises the following elements:

- Limits to ensure that risk-takers do not exceed aggregate risk and concentration parameters set by senior management
- Independent validation of valuation and risk models and methodologies

- Independent mark-to-market valuation, reconciliation of positions and tracking of stop-losses for trading positions on a timely basis

DBS adopts a Daily Earnings at Risk (DEaR) methodology to estimate the Group's trading market risk with a given level of confidence, over a one-day horizon. DEaR is computed using a combination of parametric and historical simulation approaches. It takes into account all pertinent risk factors and covers all financial instruments which expose the Group to market risk, across all geographies. On a daily basis, DBS estimates DEaR for each trading business unit, as well as for the Group. These daily reports estimate DEaR for individual activity and risk type such as foreign exchange, interest rate or equity.

Although DEaR provides valuable insights, no single measure can capture all aspects of trading market risk. For comprehensive risk control, stress limits are also established and monitored on a daily basis. In addition, risk controllers in major business units monitor trading positions against operational limits established for the respective business unit.

Asset and Liability Management

Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits. The structural interest rate risk relates to basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve movements and embedded optionality.

In managing structural interest rate risk, the Bank tries to achieve a desired profile given the strategic considerations and market conditions of the various business segments. To monitor the structural interest rate risk, various tools are used including repricing gap reports, sensitivity analysis and income simulations under various scenarios.

The DBS Group attempts to limit the effect of exchange rate movements on its earnings where possible. Its policy is to fund its foreign currency lending with the same foreign currencies. For foreign currency investments, the Group's general policy is to borrow fundable currencies. Non-fundable or illiquid currencies may be hedged using other instruments. Where appropriate for currencies with high hedging costs or lack of liquidity, alternative hedging strategies may be used.

Liquidity Risk Management

Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity risk across all classes of assets and liabilities to ensure that even under adverse conditions, DBS has access to funds at a reasonable cost.

The primary tool for monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across functional currencies. This analysis includes behavioural assumptions on, inter-alia, customer loans,

Group Risk
KEY ACHIEVEMENTS

OON KUM LOON
Managing Director and Head of Group Risk

Oon Kum Loon is the Managing Director and Head of Group Risk, responsible for developing and implementing a framework to manage the Credit, Market and Operational risks of the Bank. Mrs Oon started her 28-year career with DBS in the Credit Department and managed the capital market activities of the Bank before heading the Treasury Group in 1985. She was appointed to her present position in 1999.

2001 saw significant progress made at Group Risk toward reaching key milestones in credit, market, and operational risk initiatives.

Substantial progress has been made in the development of a comprehensive enterprise-wide Core Credit Risk Policy that provides a consistent governing framework for the extension of credit across the entire DBS Group, including subsidiaries. Progress has also included development of a new Country Risk Management Policy and implementation of a credit risk portfolio system. Considerable validation and back-testing of the previously implemented Counterparty Risk Rating frameworks has been conducted.

On the market risk management front, risk controls have been further strengthened through revision of market risk limits in line with new activities. In addition, a market risk control framework for credit derivative trading has been implemented and market risk systems have been enhanced for inclusion of the risk exposures for all new products. A new Pre-settlement Counterparty Exposure (PCE) system was also launched, which measures and captures on an online basis, PCE on derivatives and securities transactions using a refined methodology.

Operational risk management advancements have included the development of a group-wide operational risk management framework, the roll-out of a global insurance programme which covers all DBS Group entities, implementation of a new outsourcing risk policy, and considerable enhancement to the New Product & Services Policy. Additionally, an assessment of the Bank's wireless/mobile/internet banking technology risk management framework has been conducted to reaffirm its adequacy and to ensure compliance with the Monetary Authority of Singapore (MAS) guidelines.

Significant progress has also been made towards integration of risk management functions at subsidiaries in Hong Kong including the recently acquired Dao Heng Bank.

RISK MANAGEMENT & CONTROL STRUCTURE


Risk Policy
Risk Ownership & Management
• Board Executive Committee
• Board Audit Committee
• Board Risk Management Committee
• Risk Management Committee
• Credit Committee
• Asset-Liability Management Committee
• Operational Risk Committee
Consumer Banking Group
Investment Banking Group
Treasury & Markets
Supporting Departments
Independent Credit Function
Group Risk
Credit Risk
Market Risk
Operational Risk
Independent Risk Management / Oversight
Internal / External Audit

Group Audit

In 2001, Group Audit completed approximately 140 assignments comprising planned audits, Systems Development Life Cycle (SDLC) reviews of major infrastructure projects, and special reviews. The level of consultative and research work increased significantly compared with the previous year, although the bulk of Group Audit's activities consists primarily of audit assurance. During 2001, Group Audit completed its harmonisation and integration programme for all its internal audit functions at Head Office, overseas branches and subsidiaries (including newly acquired companies Dao Heng Bank and DBS Vickers Securities).

Key Highlights of Group Audit's Global Harmonisation and Integration Programme:

- Adoption of a code of ethics based on principles recommended by the USA Institute of Internal Auditors
- Adoption and application of Group Audit Auditing Standards (GAAS), which covers our standards and methodologies
- Consistent reporting, rating and criticality methodology
- Creation of audit relationship managers with audit portfolios mapping to business units and auditors' core competencies
- Centralised Global Audit Tracking System (GATS) for monthly monitoring, updating and reporting of all audit issues
- Production of Monthly Controls Report (MCR) for senior and executive management, summarising audit and control issues, emerging issues and trends.

Group Audit is headed by Albert Bonar, Managing Director and Head, who joined the bank in 1999. He is a member of the USA Institute of Internal Auditors.

customer deposits and reserve assets. This is tested under normal and adverse market scenario conditions. Guidelines are established for the cumulative negative cash flow over successive time bands.

In addition to reserve assets, DBS maintains a diverse source of funding including customer deposits, domestic and foreign interbank borrowings and through the swap and repurchase markets. Additional foreign currency liquidity is available through foreign currency deposits from overseas branches and subsidiaries.

Operational Risk Management

Operational risk is the potential exposure to financial or other damage arising from inadequate or failed internal processes, people or systems.

An Operational Risk Management Framework has been drawn up by Group Risk to ensure that operational risks within the DBS Group are properly identified, monitored, managed and reported. Key elements of the framework include process mapping, setting risk metrics, risk event management, risk analysis and risk management reporting.

Each new product introduced is subject to a risk review and signoff process where all relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product. Variations of existing products are also subject to a similar process.

Business and support units are responsible for managing operations risk in their respective functional areas. They operate within the Group's operational risk management framework and ensure that risk is being managed within their respective business units. The day-to-day management of operations risk is through the maintenance of a comprehensive system of internal controls, supported by an infrastructure of robust systems and procedure to monitor transaction positions and documentation, as well as maintenance of key backup procedures and business contingency planning.


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BUILDING A PAN-ASIAN PRESENCE

In an evolving global market increasingly characterised by diverse customer segmentation, our goal is to be the best – not just to rank among the best. Realising this vision depends on our attaining a critical mass so that we can deliver world-class products and services at competitive prices to our customers.

Building the Best bank in Asia

This philosophy transcends size, diversity and geographical reach. We believe it is about building our capabilities and capitalising on our strengths. It is about creating competitive advantages in the areas of technology and speed of response. It is a resolute customer focus that translates into needs-based products and services. It is enhancing our knowledge capital and expertise through investments in people.

The DBS Strategy for Growth

The development and consolidation of its pan-Asian franchise is at the core of the Bank's developmental plans, in addition to leveraging its strengths – a strong shareholder base and robust brand equity and visibility. DBS intends to grow its geographic footprint in the region – primarily Hong Kong and the emerging China market in North Asia, and Thailand and Indonesia in Southeast Asia – through tactical mergers and acquisitions and strategic alliances with different sectors of the financial services industry. This will enable us to maximise market knowledge, competencies and capabilities and take full advantage of existing and new channels of distribution.

The transforming transaction in 2001 was the acquisition of Dao Heng Bank, creating the first truly Asian bank with a pan-Asian presence. It was an important step driving DBS' regional operations forward and DBS


道亨「優裕理財」首創MMA財富管理戶口 296 12345

DBS has established a strong presence in Hong Kong with enhanced businesses, customer bases and expertise through its strategic acquisition of Dao Heng Bank.

became the first bank in Asia with significant corporate and retail presence in both Singapore and Hong Kong.

Hong Kong is a key beachhead to China and other major markets in Northeast Asia. It has developed its own critical mass from its early days as the Chinese centre of trade during British colonisation to its current unique position as a Chinese Special Administrative Region. Its service industries, as well as its special network of Mainland contacts, provide significant support to corporations seeking access to China's markets.

Economies of Scale

This is a critical element of any cost-benefit analysis of investing in services, systems and capabilities that are either centralised or shared. Economies of scale give an organisation the flexibility to provide innovative technological investments at lower unit costs to a larger number of customer segments with specific requirements.

Customers are being wooed with faster and better services at competitive prices everywhere. To ensure that DBS provides best-in-class products and services, our businesses are continually reviewed and changes implemented as required. Ongoing integration initiatives have rationalised our businesses and realised synergies resulting in cost savings, cross-selling, streamlining of operations and improved efficiency.

Increasing the Size of Operations

Expanding size and reach – via the development or sale of new products and services or the expansion of businesses and cross selling abilities – underpins DBS' strategy for growth in the region. The results in 2001 included some notable successes:

- The growth of our credit card business in Hong Kong through DBS Kwong On Credit Cards
- The launch of Hong Kong's first savings account with the flexibility of a checking account which attracted around 10,000 customers in the second half of 2001
- The 25% increase in our Singapore credit card base and a corresponding 30% increase in our outstanding


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In 2001, DBS successfully integrated its businesses across the region, realising synergy targets.

receivables, which took us to second position in the market

- S$1.3 billion in new unit trust sales (in a difficult year for equity investments) making DBS the leading fund distributor in Singapore in 2001.

Creating Value through Mergers and Acquisitions (M&As)
This tactical thrust in our pan-Asian operations will enhance the DBS franchise through customers, capabilities and country presence. M&As facilitate leadership in a particular business by leveraging an organisation's local brand recognition and market expertise.

As in the Dao Heng acquisition, DBS' M&A strategy combines opportunity with precise timing. Our acquisition of Vickers Ballas in September 2001 was crucial in strengthening our leadership in the area of total wealth management – part of our refocused strategy on profitability targeting higher margin, fee-based businesses.

Both DBS and Dao Heng operate branch offices in mainland China. DBS is well positioned to take advantage of the opportunities presented in China as its banking environment develops.

Global Scope and Local Insights
Strategic alliances, we believe, is the 21st Century approach to growth in the banking industry. Through partnerships, exemplified by Star Alliance and One World in the airline industry, DBS can access market knowledge, capabilities and customers without acquiring assets. Partnerships allow organisations to think global, yet remain local. Even as markets are shaped by global developments, local knowledge, local relationships and local brand presence remain vital to the success of any initiative.

Optimum Size, rather than Absolute Size
The precise targeting of products and services to specific customer segments depends on the size of this segment. DBS' value-based management philosophy believes that companies are becoming increasingly sophisticated in their allocation of resources to lines of business and customer segments that deliver superior returns. A fundamental element that enables an organisation to target its investments in a more cost-effective manner is its evaluation of the areas in which it knows it has a competitive edge.

This knowledge enables DBS to deliver superior value propositions to its target customers, which in turn further reinforces its competitive strengths in the market. The days of trying to be all things for all people are gone and it is crucial for Asia-based financial institutions to realise and implement this philosophy in their strategic planning.

A Partner of Choice
Forging strategic partnerships with world-class providers is an integral part of DBS' strategy to acquire a global presence. Our partnership with CGNU, the UK-based insurance

An important part of DBS' expanding regional franchise, DBS Thai Danu Bank won global recognition when it was chosen the Best Custodian Bank in Thailand for 2001.





giant, developed from our belief that insurance products form a critical section in a portfolio of wealth management products – an area in which we have an advantage in sales. While creating insurance products is not our core business – we do not have competitive advantages in actuarial expertise and insurance underwriting – our partnership with CGNU will enable us to offer our customers third-party products that augment our fee-based income.

Our alliance with Frank Russell, one of the world's leading firms offering investment services, enables DBS to deliver a premium investment management programme to its investors – a programme that leverages our advantage in distribution, customer service and knowledge of the local market with Frank Russell's expertise, evident in its multi-asset, multi-manager, multi-style investment approach.

Through a third partnership with TD Waterhouse, DBS can now offer its customers world-class self-directed online brokerage services.

The Numerical Bottom Line

The Bank's performance in the region validates its strategic initiatives. The acquisition of Dao Heng Bank in 2001 directly impacted the growth of DBS' businesses, customer bases and skills.

Through this acquisition, DBS Group and its subsidiaries became one of the largest banking groups in the region in terms of shareholders' funds (S$13.5 billion or US$7.5 billion) and total assets (S$151.3 billion or US$84 billion). In terms of loans and shareholders' funds, DBS emerged the fourth largest bank in Hong Kong, while reducing its Singapore share of total assets to just 59.6%.

With the inclusion of Dao Heng and DBS Vickers earnings, income before operating expenses increased 20.9% to S$3.5 billion and operating profit to S$1.8 billion before goodwill charges, up 7% from 2000. These figures represent some impressive market gains, including a 6.5% market share and fourth place ranking for the DBS Group among Hong Kong's mortgage banks.



DBS has achieved substantial growth in its credit card business in Hong Kong through DBS Kwong On Credit Cards.

In addition to DBS Kwong On Bank's (DKOB) noteworthy efforts to develop the credit card business in Hong Kong, Dao Heng's contribution has boosted the numbers to an impressive figure of 854,000, helping establish DBS as a prominent issuer of credit cards. From a card base of 359,000 at the end of 2000, DBS realised a base of 1.3 million cards – regionally – by the end of 2001, moving to second place in the Singapore market and third in the Hong Kong market.

DBS' acquisition of 60% of Vickers Ballas created an Asian securities powerhouse. With operations in Singapore, Hong Kong, Thailand, The Philippines and Indonesia, DBS Vickers is now the largest securities brokerage in Singapore and one of the largest in the region.

2001 was a memorable year for DBS Thai Danu Bank (DTDB). Amidst a sustained overall weak economic environment in Thailand, the Bank managed to achieve most of its stated objectives, the main one being turn-around to full profitability. DTDB recorded a net profit of Baht 170 million in 2001 – its first net profit since the Asian financial crisis erupted in 1997. The Bank made further inroads into the Thai corporate, small and medium enterprise and consumer markets, achieving cautious growth, through very stringent credit policies to ensure the quality of assets, of 12% or Baht 8 billion in its non-bank loan portfolio. Non-bank deposits grew 10% to Baht 77.2 billion. DTDB also gained ground in its custody business, winning a Thai Government mandate to safe-keep documents of assets worth Baht 140 billion. The Bank's excellent reputation in the custody business was further acknowledged when it was elected the Best Custodian Bank in Thailand for 2001 in the Global Custodian Emerging Market Survey.

2001 was a year of formidable challenges for PT Bank DBS Indonesia, foremost of which was the pursuit of strategic plans in an environment of continuing political uncertainty which culminated with a dramatic change of the nation's President. Indonesia's persistent economic crisis was fuelled by a continuing decline in investments and offshore lending, a depreciating currency and high interest rates. The situation further deteriorated after the tragic incident of September 11, 2001. The Bank's focus on small to medium-sized manufacturers helped it avoid some of the fallout from the slide in the US economy and the resulting decline in export volumes which directly impacted larger export-oriented Indonesian companies.

The Bank's cross-selling initiatives recorded a marked improvement in deposit mobilisation and increased foreign exchange business. Customer-centric businesses witnessed increased trade finance volumes and the retail customer base increased by 50%. In addition, an increased deposit base assisted in reducing head-office funding support. In 2002, the Bank will additionally target domestic



More than size and scale, DBS' growing presence in Asia-Pacific underlies its commitment to bring innovative financial solutions to its customers wherever they are in the region.

economy-related businesses that drive growth in any recovery.

We expect the interplay between the various elements of this emerging pan-Asian franchise to escalate with the exchange of business opportunities, knowledge and experience. Cross-selling opportunities have already begun to emerge. With support from the strong derivatives team in Singapore, Treasury & Markets (T&M), for example, have channelled more than 30 derivatives products through Dao Heng in just two months. In another significant deal, the joint marketing efforts of the DBS Consumer Banking Group and T&M in promoting the Hong Kong Mortgage Corporation retail bonds in September helped Dao Heng rise to second place, after HSBC, in subscriptions.

Cross-Border Potential for Greater Operational Efficiency

The successful integration of our businesses across the region has enabled us to optimise synergies in revenue, cost and people faster than expected. The roll-out of treasury trading systems and risk management systems in Hong Kong and Thailand have effectively extended capabilities developed in Singapore to subsidiaries in the region.

The integration of Dao Heng with the DBS Group is a concerted effort of a team comprising members of the Hong Kong and Singapore offices, who bring their combined experience, management vision, processes, systems and culture to bear on the successful conclusion of the exercise. As a result, the integration infrastructure is in operation and already showing significant results.

The Customer Relationship Management (CRM) system was launched in all branches and call centres in Singapore. Hong Kong is already using CRM and making considerable contributions.

Most of our December 2001 rationalisation objectives in Hong Kong were met. We have accelerated channel rationalisation and co-location will be completed



Partnerships with the best-of-the-best enable DBS to develop and customise world-class products for its customers.

by April 2002. We have also completed a substantial portion of capacity re-alignment, largely through attrition and branch closures. We simultaneously increased sales capacity and staff competency through the introduction of a core training plan, allowing individuals to acquire the skills required for the new organisation. In all areas – products and services, information technology, back office and infrastructure – we have successfully achieved our key integration objectives in aligning all major processes and policies between the two organisations.

There is still much to do. We have a number of additional targets that we expect to achieve by January 2003. These involve re-aligning both brand and capacity so that customers will view the organisation as one bank. With the completion of the integration, products and services would have been totally rationalised and we would have fully leveraged on the product capabilities of DKOB, Dao Heng and DBS. We will further consolidate the branch network and rationalise our regional and international branch locations, as well as fully implement alternate channels and outbound capabilities in DKOB and DBS. All processes and policies will be aligned to DBS. The regional IT architecture and the back office infrastructure will be optimised across the region and will be fully scalable for the growth of new businesses.

It is critical that the process of harmonising the Bank's systems, businesses and processes does not interfere with business operations. To this end, the merger is currently being conducted almost entirely out of Hong Kong, with a minimal need for Singapore resources in the integration process at this stage. From new money management accounts to the DBS TD Waterhouse global stock offer, we are pleased to note that a long list of new initiatives has been rolled out in Hong Kong, ensuring that we remain one of the most innovative banks in Hong Kong.

In Thailand, the consolidation of DTDB's systems and processes continued throughout 2001 and will continue as the Bank seeks to leverage on technology to improve its delivery channels and transactional processing.

Realising Synergies within the Franchise

The harmonisation efforts between DBS and Dao Heng are on target to be completed on time and to realise the expected synergies.

The gains to date have been largely cost gains arising from the immediate returns from branch and staff reductions. Important revenue gains have also been achieved primarily from the launch of new funds and enhanced asset-liability management. We expect these revenue areas to ultimately surpass potential cost savings as we have just commenced sale, through the Dao Heng channels, of new unit trusts and products from the T&M, private banking and bancassurance divisions. We also

In 2001, DBS was the fourth largest bank in Hong Kong in terms of shareholders' funds, and one of the largest banking groups in the region.



expect to optimise cross-selling between Dao Heng and DKOB through our CRM capability. By leveraging winning products from Dao Heng and DKOB, identifying prospective customers from each bank's database, customer profiling and predictive models, dedicated marketing efforts are being directed at specific product and customer segments with the highest potential for profits.

The sharing of the 'Best of Breed' capabilities has generated discernible cost and operational efficiencies. Apart from the T&M know-how and products being implemented in Hong Kong, risk management best practices are being carried out, common credit card practices are being employed (such as the Dao Heng scorecard being implemented at DKOB) and credit policies for consumer banking, aligned.

We are confident that the foundation for further growth is firmly in position. The country management team is in place and the new organisational structure has taken effect with managers co-employed or seconded between the banks to maximise the sharing of knowledge and resources. A sales culture harmonisation is underway and the new trade processing platform is being put into operation. These changes are very important for DBS. However, the ultimate and real winners will be our customers who, across the region, will have access to a wide range of high quality products and services that rank among the best in the world.

THE CUSTOMER DEFINES THE BANK

As a year of building capabilities, 2001 exemplifies the Bank's single-minded, cohesive efforts to restructure retail, corporate and treasury businesses around a needs-based customer-oriented model shaped by lifestyle segments. This has delivered relationship advantages, marketing advantages and business advantages.

The Great Customer Experience

Delivering service, advice and product quality that exceed customer expectations has proven to be the single most effective route to becoming the customer's trusted financial and business partner. 'The Great Customer Experience' initiative launched in 2000 has developed DBS into a bank that customers are turning to for relevant and innovative solutions.

At DBS, we believe that we must migrate to a customer-oriented approach in order to add value and compete effectively.

We understand our customer completely, not merely in the realm of financial needs. We research lifestyles, social and economic trends, gender balances, demographic shifts and investment patterns. With the understanding that arises from this wealth of information, we are able to segment markets effectively, map out customer life cycles and provide value propositions enhanced by convenience and accessibility. In short, our customer-centric approach enables us to anticipate and effectively meet our customers' needs and aspirations.

This 'One-on-One Marketing' has directed and strengthened our initiatives to develop our products and services, build our infrastructure platform and expand our geographic presence. Three tactical areas have been fundamental to our efforts:

It is the Bank's goal to enhance its 'Great Customer Experience' by delivering the 'unexpected' in the services rendered to its customers.


custome

- Clear customer segmentation. We have enhanced both the POSB and DBS brands under the Two-Brands, One-Bank concept.

- Concerted investments in database marketing and Customer Relationship Management systems to help us understand and serve our customers better.

- Quality products and services, enhanced by world-class partnerships through alliances and mergers. Noteworthy progress has been achieved in the area of Wealth Management.

CONSUMER BANKING GROUP

The Consumer Comes First

Many banks operate around product-centric models. At DBS, however, the consumer is central to the operations of our Consumer Banking Group (CBG). This approach has enhanced CBG's 2001 performance.

CBG's focus in 2001 was on gaining and retaining customers, and growing a greater 'wallet share' through expanded and improved service. Through a 'we hear you' approach, the Group targeted the re-organising of service quality and delivery through improved convenience and accessibility, and greater efficiency and productivity. It continued to refine the Bank's 'The Great Customer Experience' initiative by delivering the 'unexpected' in service, product, delivery and research.

Going the extra mile to meet its customers' needs, CBG came up with an innovative solution to a ubiquitous Singapore problem – queuing. The Bank hired queue combers of different age groups and language capabilities to help customers beat the queues.

A one-point call centre was opened under the Service Quality programme to provide customers with fast and direct service – via the Internet, telephone, facsimile and mail.

CBG operations are organised around the key customer segments and the banking needs of specific groups. Within the Group there are different specialists for retail financial advisory needs and those who cater to customers requiring the POSB brand of basic banking. There are personal relationship managers who



Roadshows promoted CASHLINE, one of the innovative products launched in 2001 by DBS. It offers the most competitive credit line in the market, helps customers manage the uncertainties of the economic downturn and proved immensely popular in the market.

service priority portfolios and others who address enterprise banking needs in the region. CBG offers an extensive suite of packaged financial solutions to meet individual customer requirements, based on their lifestyle and lifestage needs.

Personal Banking (PEB) made significant contributions to the DBS franchise through a number of successful initiatives:

- The expansion of its reach and customer base with over 120 road shows in 2001. It was also successful in helping the consumer take advantage of the Supplementary Retirement Scheme (SRS) where more than 6,000 SRS accounts – in excess of S$83 million – were opened with the Bank. This represents more than 50% of the market in terms of accounts and dollar contributions.
- The launch of the CASHLINE and GROWTH ACCOUNT schemes to help customers manage the uncertainties of the economic downturn. CASHLINE, which offers the most competitive credit line in the market, signed on 26,500 customers while GROWTH ACCOUNT, targeting more conservative customers who prefer products in the deposit-like category, recorded sales of S$143 million in just one month.
- The compilation of an exhaustive data base of each and every one of PEB's 4 million personal banking customers by lifestyle segmentation. To establish individual relationships with them, PEB introduced dedicated web pages and developed products and promotions addressing specific segment needs.
- The launch of segment-specific customer care programmes such as the 'Health is Wealth' programme for senior citizens, the 'Thrift and Fitness' programme for primary school pupils and the 'Ladies Health Care' programme for women.
- The S$1 million revitalisation of the POSB brand under the Two-Brands, One-Bank model, aimed at preserving and growing our considerable customer base. The POSB brand offers basic banking services, credit and debit cards, together with instant benefits and loyalty programmes such as Simple Pleasures. In the first four months of its launch, over 60,000 POSB Credit and Debit Cards were approved.

Enterprise Banking (EB) made substantial headway in managing the needs of the Small & Medium Enterprises (SMEs). It is not surprising then that one in two SMEs banks with DBS, and two-thirds of SMEs have been in a business relationship with DBS for five years. EB's customer-centric initiatives include:

- The opening of additional Business Centres – three in 2001, bringing the network to five – strategically located near customers. This generated a 20% growth in loans – significantly higher than the single digit industry average – and the 'new customers' average per



DBS goes the extra mile in providing personalised service to its customers as it consolidates its position as the preferred financial partner to clients across the region.

month increased by more than 50% between 2000 and 2001.

- The launch of a dedicated Commercial Banking unit for SMEs with total turnover of less than S$1 million and credit facilities of less than S$250, 000.
- The launch of Trade Perks, a loyalty programme for corporate customers, rewarding them for the use of trade facilities.
- The introduction of programmes designed to help customers ride the economic downturn. IMPRESS and MORE assist SMEs in managing cash flow and foreign exchange risks, while GROW extends loans to micro-businesses.
- The launch of Singapore's first Chinese SME banking website in September 2001 which has achieved almost half the access rate as that of the English version.

Card Services Singapore launched an aggressive marketing drive with the 'Roadster Campaign' to acquire new customers, reward existing customers for their loyalty, promote the use of DBS Credit Cards, and improve the card portfolio. Over 60,000 applications were received in the first six months of the campaign, surpassing market performance, and boosting the growth of the cards business despite the challenging economic environment.

DBS Cards outpaced the industry growth more than 1.5 times in terms of credit card billings and saw the growth of rollover balances in the year. This healthy growth was possible in part due to the implementation of key portfolio and usage initiatives such as balance transfer and the 0% interest instalment plan.

Priority Banking investments in 2001 focused on strengthening of front-line and support teams to better serve their high net worth customers. A more comprehensive range of sophisticated products was launched to deepen relationship with their clients. Examples include an offering of specially-structured investment solutions such as Assure, Structured Notes, Equity Linked Notes and Twin Currency Notes, which have proven very popular, with sales surpassing expectations.





Leveraging on the Bank's corporate sponsorship of world-renowned musical 'Miss Saigon', DBS Priority Banking customers were treated to exclusive previews at this musical, just one of many privileges that the Bank extends to them.

Convenience and Accessibility

If awards were being conferred for enhanced convenience and accessibility performance, it would be a tough choice between Channels and the eSolutions Group. Together, they form the broadest banking network in Singapore with more than 1,000 touch points including DBS and POSB branches, Automatic Teller Machines (ATMs), Cash Deposit Machines (CAMs), the user-friendly Internet Banking, the Phone Banking and Direct Banking channels. The growing number of these touch points make the DBS franchise increasingly attractive and visible to customers.

CBG adopts a holistic and long-term approach in its product and service offerings. A case in point is the preparatory effort that goes into determining the location of an ATM. The Group projects as much as six years ahead through analysis of demographics and research studies on population, new towns and housing estates, as it fulfils the objective of locating ATMs where our customers live, work or shop.

- CAMs grew from 22 machines in 2000 to 137 machines by Dec 2001, seeing an increase of transactions from 76,000 per month in 2000 to more than one million transactions per month at end 2001.
- DBS has been successful in transforming customers' banking habits, largely attributed to the Bank's comprehensive Self-Service Banking (SSB) customer education programmes that were introduced to emphasise benefits related to the use of new channels like the CAMs.
- SSB programmes generated a 33% increase in usage, from an average of 3,000 transactions per month per machine to more than 4,000 transactions per month per machine. Average deposit value at the CAMs also grew to almost S$600 per transaction per month in 2001.
- The use of CAMs to update passbooks escalated more than 21 times in six months – from 128 passbook update transactions per machine to 2,800 transactions per machine.
- Average monthly transactions at the branch counter has decreased by 5%, generating cost savings of about S$10.3 million a year.

This extensive DBS network benefits not just customers, but also other business units of the Bank. Cards Services successfully managed to leverage on the strength of the Bank's ATM and branch distribution network to drive a massive acquisition campaign. In 2001, the new distribution channels routed over 50% of the total new applications for credit cards. Sales referrals at branches increased steadily through new product launches and sales

Under the Two-Brands, One-Bank initiative, the POSB brand was successfully revitalised to enhance its image in the market, retain its considerable customer base and attract new customers.


POSB

Its extensive network of ATMs and branches benefits other business units of the Bank in that they enable these businesses to reach larger numbers of customers directly and more efficiently.





management programmes. Providing customers with precise, relevant financial information has driven more than 60% growth in the total investment sales from branches, as compared to 2000.

Wealth Management Group

The ability to sell must be coupled with relevant and attractive investment solutions. ***DBS Asset Management*** (DBSAM) was the first to offer UP, a minimum return guaranteed fund in November 2000, with two more successful tranches in 2001, garnering over S$600 million of funds. During the year, DBSAM consolidated its position as the largest retail unit trust manager in Singapore, with S$2.4 billion Assets Under Management (AUM) under its belt, an increase of 60% over the previous year. Institutional AUM grew 15% to S$2.9 billion. Total AUM grew 33% to S$5.3 billion, which was an impressive feat considering the 13% decline in the MSCI World Index in 2001.

Significant Growth through Strategic Alliances

The year 2001 was a watershed year for the Wealth Management Group in the area of strategic alliances. These partnerships helped the Bank capture economies of scale, improve operational efficiency and enhance customer service through an expanded suite of products and services. They enabled the Bank to tap into the best-of-breed experience and expertise of its partners and provide customers with world-class products and services.

- The biggest bancassurance transaction in Asia was the sale of Insurance Corporation of Singapore, a DBS insurance subsidiary, to CGNU plc. This paved the way for a CGNU and DBS bancassurance partnership. The gains from this partnership extend beyond Singapore as DBS intends to complete a similar transaction in Hong Kong. The Bank will implement a new bancassurance model across the region to consolidate its insurance activities, build its regional presence and leverage on its partner's experience. Another spin-off from this partnership is the comprehensive suite of investment-linked and protection products that are being developed for the region.

POSB customers were able to gain access to a variety of investment and insurance products at branches. Sales of 'myChild' and 'Mortgage Shield' registered 26% growth over 2000, contributing S$16.8 million to sales.

- The acquisition of a majority stake in Vickers Ballas Securities strengthened the Bank's retail advisory and institutional brokerage businesses. The creation of DBS Vickers Securities marks another milestone in the Bank's securities business. This merger has turned DBS Vickers Securities into a leading broker in Singapore and Hong Kong, with a significant regional franchise.
- DBS forged a further strategic alliance with TD Waterhouse, the largest online broker in the world outside the US, giving our clients access to markets in Singapore, Hong Kong, the United States, Canada, Shanghai and Shenzhen. With one integrated account, customers can access multi-products in multi-markets through multi-channels.
- Through a consortium with the Singapore Exchange and OCBC Securities, a new JV called Asia Converge provides securities processing and settlement services to stockbrokers in Asia with state-of-the-art technology.
- On the local front, DBS signed an exclusive agreement with NTUC FairPrice to provide convenient supermarket banking in some of the bigger and more strategic retail outlets. Nine POSB centres were opened at NTUC Fairprice outlets during the year.

eSolutions concluded a world-class deal when its Wireless Banking team, together with NETs and Nokia, bid successfully for government funding for a unique technological experiment involving wireless Public Key Infrastructure using dual chip handsets that can accommodate a second chip card containing the user's private key for signing digital transactions. The first trial of its kind in Asia, it will take place in 2002.

The D2Pay scheme, an online direct debit payment solution allowing online shoppers to pay merchants via DBS Internet Banking, was launched in September 2000. In March 2001, D2Pay, together with the Singapore Ministry of Finance, launched online direct payment services on the e-citizen portal. Targeting government agencies, it has successfully developed the Government of Singapore as its most significant customer. DBS is also the first bank to offer debit facilities across a number of government bodies for 540 services on the portal.

Private Banking exemplifies DBS' relentless quest for customer value creation and productivity through investment in technology and process re-engineering. Its one-to-one marketing drive has created a dedicated, well-informed group of Relationship Managers (each servicing a maximum of 60 customers), supported by product advisory specialists based in Singapore, Hong Kong and Bangkok. Through personal contact, phone banking



Through the strengthening of its frontline and support teams and expanded physical presence in Hong Kong and Thailand, DBS is better able to meet the needs of its high net worth clients.

and the Internet, DBS offers its customers multi-channel access, ensuring that the Bank is conveniently available to them, at all times.

Private Banking's commitment to understanding the wealth management needs of Asian high net worth customers better than anyone, through rapidly improving salesforce productivity and effectiveness, are evident in its 2001 results.

- Doubling of sales capacity during the year through recruitment of experienced bankers, and the addition of the full-scale Dao Heng Private Banking team. An onshore physical presence in Thailand and Hong Kong, showcases new premises. investments during 2001, and the growth of local teams of relationship managers and product advisory professionals in both locations.
- High double-digit growth in Revenue, in AUM and in fee-based income during 2001 has made DBS one of the fastest growing Private Banks in the world. With the combination of Dao Heng Private Banking team accelerating this rapid growth in scale, DBS has established itself firmly in the first tier of Private Banks doing business in Asia.
- A modern FX Margin trading system was installed in the first quarter of 2001 to support trading currencies and options, backed by pro-active FX-advisory servicing by one of Asia's strongest Treasury & Markets teams. Web-based asset allocation, integrated with Customer Relationship Management (CRM) was launched in the second quarter.
- A consolidated customer statement providing a single comprehensive summary of holdings and transactions was introduced in the third quarter of 2001, replacing individual statements in six areas of operations.
- A Singapore booking centre for Trust and Estate Planning was launched early in 2001. Together with an existing Channel Islands Trust booking centre, DBS now offers an unbeatable combination of tailor-made solutions to satisfy the needs of high net worth clients for the global protection of their families' assets.





KEY ACHIEVEMENTS

The Customers' Preferred Bank

- Investment Sales of S$1.9 billion, up 81% from 2000.
- DBS Asset Management consolidated its position as the largest retail unit trust manager in Singapore with S$2.4 billion assets under management (AUM). Institutional AUM grew 15% to S$2.9 billion. Total AUM increased 33% from S$4 billion to S$5.3 billion.
- Unit Trust sales of S$1.3 billion – a 22% growth over 2000 – and a 41% market share of all Unit Trusts sold in 2001.
- Market leader in S$ Personal Deposits with 59.8% market share.
- Leading provider of Residential Mortgages with 34.6% market share.
- Over 50% market share in terms of SRS accounts (in excess of 6,000) with contributions of S$83 million.
- Leading manager of low risk funds (Guaranteed and Money Market Funds) in Singapore for 2001.
- POSB 'Simple Pleasures' Programme ranked among the 'Top 10 Most Innovative Ideas in 2001' list by The Straits Times. Merchant sales surged five fold.
- One in two SMEs and 43 of the Enterprise 50 Award winners in 2001 bank with DBS.

Growing in Strength

- DBS Vickers now a leading securities group in Singapore and Hong Kong, with a significant regional franchise.
- DBS is the leading issuer of cards in the region, moving from the third to the second position in Singapore and to third in the Hong Kong market. By the end of 2001, the Bank's card base soared from 359,000 to 1.3 million and market share for credit card holders in Singapore stood at 16.1%, an increase from 14.6% in 2000.
- The sale of Insurance Corporation of Singapore to CGNU in July for S$375 million set a record for the largest bancassurance transaction in Asia.
- More than 1,000 customer touch-points were established, with modern branches in strategic locations, serving over 4 million customers in Singapore.

Unbeatable Volumes

- Each month, an average 6 million transactions migrated to Self Service Banking representing a 5% decrease in counter traffic.
- Through property developers and marketing agents, the Bank reached out to larger numbers of customers with a sales presence at more than 90% of the real estate launches.
- Through pro-active public education programmes, and the switch from counter to cash deposit machines, transactions exceeded 1 million in December 2001, in stark contrast to the 76,000 transactions recorded at beginning of the year.
- Internet banking base recorded a strong growth of 50% increase in 2001 over the previous year with more than 320,000 users.
- Usage of the internet banking service increased by almost 100%, with a record high of S$5.7 billion worth of financial transactions performed in 2001.

"Our customers are at the heart of our vision to be the Best Bank in Asia. We are creating a solid franchise based on transparency and the ability to balance risk and return. We are building best-in-class operations across the region to consistently deliver a great customer experience."

Philippe Paillart,
Chief Executive Officer



POSB customers were able to gain access to a variety of investment and insurance products such as 'myChild' at branches.

CBG honed the Bank's competitive edge in the market with customer data mining to help business units target specific customer segments. It not only strengthened the Two Brands, One-Bank concept, but also ensured greater efficiency and clarity in identifying customer needs while delivering a better customer experience.

The Consumer Credit Group centralised and automated its collection strategy for all products in 2001. This was enhanced with a proactive, delinquency-based approach to collection. The Group also achieved faster turnaround times and better credit controls with the development of scoring for cards and loans applications.

In conclusion, 2001 was a good year for the Consumer Banking Group because it was a good year for DBS customers. Frank Benjamin, CEO of FJ Benjamin summed it up in a simple statement, 'DBS has come through for us many times, both during the 1998 currency crisis and in the recent recession.' Indeed, the Consumer Banking Group has delivered on all its promises. It will continue to do so.





















INVESTMENT BANKING GROUP

Consolidation and Growth

DBS' Investment Banking Group (IBG) continued to maintain a major investment banking presence in Singapore and extend the DBS franchise further in the region, despite difficult market conditions. It sustained its market leadership in Debt, Equity, Syndicated Finance and Mergers & Acquisitions in Singapore, the most exciting market in the region. IBG continued to make headway in building a regional platform and growing the franchise to achieve DBS' vision to be the Best Bank in Asia.

The year's successes and achievements were underpinned by a relentless focus on the client. IBG's services go beyond just meeting clients' requirements. The Group anticipates strategic opportunities for clients and helps them capitalise on these opportunities with innovative financing solutions. This often demands active integration of the strengths and capabilities of DBS' Investment Banking and Treasury functions and an intimate understanding of the Asian Markets.

Triumphs against the Odds

For the third consecutive year, ***Debt Capital Markets*** raised the largest volume of capital in the Singapore Debt Markets for its clients. IBG was involved in 15 deals aggregating S$4,377.39 million – more than double the amount of capital raised by its closest competitor.

With DBS' unparalleled expertise, it is not surprising that Debt Capital Markets managed the lion's share of 2001's landmark transactions. Noteworthy deals include SingTel's S$1 billion inaugural bond issue, which established the Singapore Dollar bond market as a viable alternative to overseas markets for large funding, Land Transport Authority's S$500 million bond issue – the first bond issue with the longest tenor of 15 years, and Tincel Limited's S$984.5 million bond issue – the largest asset securitisation in Singapore.

In a major drive to develop the local bond market, DBS organised the first-ever 'Singapore Dollar Bond Conference'. This brought together over 300 key investors and issuers from the region and generated practical insights into the problems and opportunities in the market and the trends for the future.

The Bank's performance won awards from leading financial publications. FinanceAsia voted DBS the 'Best Singapore Dollar Bond House' and EuroWeek Magazine named it the 'Best Lead Manager in Singapore Dollar Bonds'.

2001 was a challenging year for equity, marked by weak economic conditions and market slowdown. DBS' ***Equity Capital Markets*** triumphed against the odds to raise the largest amount of Initial Public Offerings (IPO) funds for its clients in Singapore.

Through 12 IPOs, the Group captured 59% or S$285.8 million of the overall volume of



As clients grow in their business cycles, DBS meets their specific requirements with innovative products and services that are born of extensive research.

IPO funds tapped in the domestic market.

One of the Group's defining deals was Singapore's largest IPO Issue in 2001 – the China Aviation Oil (Singapore) Corporation Ltd IPO which raised S$81 million. The public offer tranche was oversubscribed seven times.

In the secondary markets, DBS managed three Rights Issues and four Private Placements, raising S$91 million and S$30 million respectively.

One of the strongest equity capital markets teams in Singapore was created by the amalgamation of the Equity Capital Markets team with the Corporate Finance team from Vickers Ballas. Vickers Ballas was the second most active player in the Singapore equity market in 2001.

A Strategic Financial Partner

Syndicated Finance, with its excellent performance, became the leading arranger of Singapore Dollar Syndicated Loans in 2001. It achieved top tier ranking – amongst the first three – in the South Korea Loan Arranger League Tables, and in Asia it ranked amongst the top ten.

The Group mandated a total of 28 deals – solely and jointly – raising US$4 billion. In the largest Singapore Dollar deal of 2001, DBS brought Singapore Press Holdings' Times Properties to the syndicated loan market in a S$782 million deal which set benchmark pricing.

The Group's success in the region underscores its foresight to establish a Regional Syndications Centre in Hong Kong. This second hub-of-excellence significantly boosted DBS' origination and distribution coverage in the region. Syndication specialists operating on the ground can cater to more specific needs of borrowers raising funds in North Asia. The increase in regional syndication resources has resulted in deals for clients in major blue chip companies in Hong Kong such as the Kerry Group and in the manufacturing sector such as Gold Peak Industries.

Central to DBS' Investment Banking businesses are our corporate and institutional relationships. Client coverage professionals from the ***Advisory Banking Group*** and the






HYFLUX

DBS continues to be a strategic financial partner to growing enterprises such as Hyflux. In January 2001, DBS raised a total of S$12.6 million in IPO funds for the fledging manufacturer of water treatment systems.

Financial Institutions Group (FIG) remain dedicated to developing an intuitive understanding of clients' businesses and requirements, and meeting their financial requirements with a wide spectrum of innovative products and services. The two groups are committed to add value to clients' businesses as they grow in their business life cycles.

The Advisory Banking Group established a Resource and Development Team to generate ideas to help improve its clients' financial health, embark on new business development activities and even link-ups with interested partners.

To understand and meet the increasingly complex needs of different client segments, FIG re-organised itself into dedicated teams to service Global Banks, Asian Banks and Non-Bank Financial Institutions (NBFI). Its specialised client services and incisive knowledge of Asian institutions' needs – leveraging on reciprocity, attracted significant mandates from premier global and Asian financial institutions and NBFIs.

Taking the Lead

DBS' Mergers and Acquisitions Advisory (M&AA) was at the forefront of the regional mergers and acquisitions advisory and corporate restructuring scene in 2001. In terms of the number of deals completed, it stands at ninth place in Asia (excluding Japan), according to Thomson Financial Data. The Group concluded 21 transactions, generating a total deal volume of S$2.2 billion. Noteworthy among them are:

- Privatisation of Shangri-La Hotel, Osprey Maritime Ltd and Sime Singapore Ltd
- De-merger of Digiland International from GES International
- Hong Leong Asia Ltd's acquisitions of three industrial businesses in China
- Acquisition of Singapore Shinei Sangyo Pte Ltd by Solectron Inc.

The Group sought to carve a niche for itself as a leveraged buyout (LBO) advisory house in Hong Kong, by forging relationships with buyout funds and building a deal origination and execution platform. The M&AA team has been strengthened by the merger with the Vickers Ballas corporate finance team in 2001.

Growing the DBS Franchise regionally

To develop successful pan-Asian businesses in partnership with the Group, DBS' *Private Equity* invested more than S$18 million in three very promising companies in the areas of networking components and financial technology software. The Group has also committed a total of S$182 million in eight world-class, best-of-breed venture capital and private equity funds as part of DBS' strategy in building the franchise.

Private Equity was also able to achieve partial or full realisation of six of its investments, which

DBS' relentless focus on the clients has won the Bank a number of mandates from both local and international corporations such as SMRT Corporation Ltd's inaugural S$500 million bond issue.







produced S$23 million of proceeds and S$13 million of net gain for the Group.

With the opening of its Hong Kong office (in addition to offices in Singapore and the Silicon Valley) DBS Private Equity is in a better position to capitalise on growing business opportunities in North Asia.

In 2001, the Group established ***Global Transaction Services*** to focus and grow the contribution from its annuity products, namely Cash Management and Trade Finance services to corporate clients. The entity offers a whole spectrum of value-added products and services that support corporate clients in their payables, receivables, liquidity and risk management.

To ensure superiority in all product offerings, the Group invested in various initiatives such as enhancement of the e-banking platform, Internet Payment Gateway and Bill Payment Services.

The client-centric, innovative approach adopted has won DBS mandates from multinational and local corporates such as Virgin Mobile, Urban Redevelopment Authority, the Kuok Group and the Inland Revenue of Singapore. The Global Finance magazine voted DBS the 'Best Trade Finance Bank in Singapore, Hong Kong and Asia'.

DBS' ***Custody and Trusts Services*** prevailed over declining indices and decreasing trading volumes with a steadfast focus on delivering quality services to its international and domestic clients. In the process, it won several awards from premier global financial magazines:

- Rated number one in Singapore for custody by the 'Global Investor'
- Top ratings for custody services in Singapore from 'Global Custodian'
- A 4-star rating from 'GSCS Benchmarks' – the highest score received by any provider in Singapore.
- DBS Thai Danu Bank earned top ratings for custody services in Thailand from the 'Global Custodian', achieving the highest overall score for the Thai market and second ranking in the survey of emerging markets worldwide

KEY ACHIEVEMENTS

The Market Leader in Singapore

- Top Bookrunner of Singapore Dollar Bonds in Singapore; raised the largest volume of capital for clients in 2001, at a total of S$4,377.3 million which represents a market share of 34.4%
- Launched the first issue by any corporation in the Singapore Dollar Bond Market to cross the S$1 billion mark – SingTel's 5 years S$1 billion issue
- Launched the first issue with the longest tenor of 15 years in Singapore – Land Transport Authority's S$500 million Bond Issue
- Launched the largest asset securitisation in Singapore – Tincel Limited S$984.5 million bond issue
- Leader in the IPO market, having raised the largest amount of IPO funds in 2001 at S$285.8 million which represents 59% of the overall volume of IPO funds tapped in the domestic market
- Launched the largest IPO Issue in 2001 – China Aviation Oil (Singapore) Corporation Ltd which raised S$81 million and the public offer tranche was oversubscribed seven times
- Top Arranger of Singapore Dollar Syndicated Loans in 2001.
- Sole arranged the largest Singapore Dollar deal in 2001 – Singapore Press Holdings' Times Properties S$782 million deal which set benchmark pricing

Growing in Strength in Asia

- Top three Arranger of South Korea Syndicated Loans in 2001 and top ten Syndicated Loan Arranger in Asia in 2001
- Established a Regional Syndications Centre in Hong Kong to offer more syndication loan resources to borrowers in North Asia
- Ninth in Asia (excluding Japan) in terms of the number of Mergers & Acquisitions deals completed; generating a total deal volume of S$2.2 billion
- Establishing a Leveraged Buyout Advisory House in Hong Kong, forging relationships with buyout funds and building a deal origination and execution platform
- DBS Private Equity established a Hong Kong office to capitalise growing opportunities in North Asia

Awards and Accolades

- Best Investment Bank in Singapore (The Asset Asian Awards 2001)
- Best Singapore Dollar Bond House (FinanceAsia's Country Awards for Achievement 2001)
- 'Best overall in Local Currency Debt Market for Origination' and 'Bank most often used for primary issues (FinanceAsia's Local Currency Bond Poll 2001)
- Best Local Equity House (FinanceAsia's Country Awards for Achievement 2001)
- Best Trade Finance Bank in Singapore, Hong Kong and Asia (Global Finance Magazine 2001)
- Top ratings for custody services in Singapore (Global Custodian Magazine 2001)
- 4-Star rating for custody in Singapore – the highest score received by any provider in Singapore (GSCS Benchmarks 2001)
- Top ratings for custody services in Thailand; achieving the highest overall score for the Thai market and second ranking in the survey of emerging markets worldwide (Global Custodian Magazine 2001)







Customer focus – core of Treasury & Markets' operational philosophy

The total number of CPF Investment Accounts opened with DBS also rose significantly in 2001.

Securities Borrowing & Lending (SBL) enjoyed a steady increase in business in 2001. The new tax guidelines issued by the Tax Authorities, the introduction of a retail SBL market by local stockbrokers and the extension of Trusts Services to private banking clients all are expected to contribute significantly to further growth.

TREASURY & MARKETS

A Stellar Year for Treasury Business

DBS' Treasury & Markets demonstrated the soundness of the Bank's client-centric strategy by achieving record growth in revenue over the previous year. A truly remarkable performance, given the dramatic events of 2001, especially the second half of the year when a world desperately tried to comprehend the shocking events of September 11, 2001, the ensuing repercussions, global economic slowdown and pendulum swings in market sentiment.

Setting Benchmarks in the Market

2001 was the year in which Treasury & Markets, together with other teams within the Bank, seamlessly developed and launched the first ever synthetic Collateralized Loan Obligation (CLO). This was a milestone for the Bank as DBS became the first bank in Asia to introduce CLO as a tool to facilitate the efficient management of capital from the corporate loan portfolio. The CLO not only created a new asset category in the local market, but was also the first structured transaction in Singapore to be rated by all three international rating agencies – Standard & Poor's, Moody's and Fitch. Supported by a base corporate loan portfolio of S$2.8 billion, the S$224 million notes were well received, particularly by insurers and off-shore lenders who snapped up 80% of the issue.

A Regional Focus

In 2001, the Treasury group continued to focus on building a strong foundation and shoring its capabilities in Asian markets. The initiatives were evident in the new products developed for multi-asset classes, the enhanced talent pool and investments in technology to develop world-class risk management systems and skills.

In June 2001, DBS acquired Dao Heng Bank in Hong Kong, further strengthening its franchise in the market. By the end of the year, treasury business across Dao Heng, DBS Kwong On Bank and the DBS Hong Kong Branch were fully integrated.

A Unique Customer Appreciation

With nine out of every ten customers based in Asia, DBS' inherent Asian heritage allows it to leverage a unique level of pan-Asian knowledge and expertise to deliver advisory and risk management solutions across Asian currencies and markets to a diverse customer base.

With customer focus at the very heart of Treasury & Markets' operational philosophy, 2001 saw the closely-knit team substantially

This 3,000 square metre Asia Treasury Centre in Singapore demonstrates the evolution of DBS to be the only regional bank able to compete head-on with the global banks across Asia.




DBS Top Fund
the top fund
trust sales
2001 with



increase its market share through its market making and structuring skills in foreign exchange (FX) and interest rates across a spectrum of vanilla and derivative instruments. Phase two of the strategy – marshalling the same capabilities in equity and credit products – was also set in motion during the year.

- The credit and equity derivatives teams were substantially reinforced to broaden the range of derivative products offered across customer segments.
- An impressive number of credit and equity derivative products were introduced during the year, including the immensely popular GROWTH ACCOUNT. A 100% principal-protected deposit offering, GROWTH operates like a fixed deposit, yet delivers returns like an investment. When a similarly structured offering was snapped up by the Bank's priority banking clientele earlier in the year, it suggested that GROWTH would prove attractive to the Bank's retail customer segment.
- The revenue contribution by the entire suite of derivative instruments to Treasury's bottom line figures in 2001 doubled over the previous year – another step in the drive to transform Treasury & Markets into a pan-Asian derivatives bank of choice competing with global peers.
- According to the Interbank Derivatives Survey 2001 conducted by AsiaRisk, DBS was the only Asian bank to break into the top five spots, sweeping virtually all Singapore Dollar categories.

Among the Best-of-the-Best

The global FX market has been thrown into a state of flux by the worldwide economic upheaval and rapidly evolving technologies. DBS has achieved growth and expansion despite global uncertainties and its 2001 performance has won accolades from the industry. Global Finance named DBS the Best Foreign Exchange Bank in Southeast Asia and Singapore. FX Week picked DBS as one of the Best Banks in Emerging Asian Currencies (among banks all over the world) – another first for an Asian bank.

The essence of Treasury & Markets' business is its uncompromising focus on the customer. Sales and product teams were further re-aligned in mid 2001 to strengthen the collaborative partnership within the Group in

KEY ACHIEVEMENTS

- In 2001, DBS became the first bank in Asia to introduce Collateralized Loan Obligation (CLO) as a capital management tool. The milestone launch created a new asset category in the local market and was also the first structured transaction in Singapore to be rated by all three international rating agencies – Standard & Poor's, Moody's and Fitch.
- In 2001, DBS continued its dominance as No.1 in delivering a full range of Singapore Dollar products and, in the process, won numerous other regional and global accolades for Asian currencies.
- DBS acquired Hong Kong's Dao Heng Bank in June 2001. By the end of the year, Treasury & Markets' business across Dao Heng Bank, DBS Kwong On Bank and the DBS Hong Kong Branch were already fully integrated.
- Best Foreign Exchange Bank in Southeast Asia & Singapore *Global Finance, March 2002*
- Ranked 1st in FX, Interest Rate & Equity Derivatives Products in Singapore *AsiaRisk, June 2001*
- Ranked 2nd in Interest Rate Products in Hong Kong *AsiaRisk, June 2001*
- Ranked 4th in the Interbank Derivatives Survey 2001 *AsiaRisk, December 2001*
- Ranked 2nd globally in Emerging Asian Currencies *FX Week, December 2001*
- Domestic Derivatives House of the Year in South Asia, 2000 and 2001 *AsiaRisk*

support of this customer-driven strategy. Dedicated sales teams were formed, each to serve defined segments of the customer base – the corporate customer and consumer groups, the private banking clientele and financial institutions, and the active trading client group. Derivative specialists – in the four key asset classes of FX, interest rate, credit and equity – will assist the sales teams while they concentrate on creating broader and deeper customer relationships and sourcing transactions for clients.

Treasury has come a long way since 1999, when it stated its goal of becoming a major risk advisory player in Asia. DBS – with its dominance in Singapore and presence in Hong Kong and Thailand – may well be the only regional provider of financial solutions to customers.

CREATING A PREMIUM FRANCHISE THROUGH STRATEGIC INVESTMENTS

As a 'bank in transition', DBS must invest strategically to realise its goal of becoming the leading financial services franchise in the region. The challenge lies in both recognising and anticipating the evolving needs of the customer when crafting strategies aimed at diversifying the revenue base and network business, expanding core markets and developing regional ones.

FOCUSING ON THE CUSTOMER

The customer is central to our strategic focus. To meet their evolving and diverse requirements, the Bank is making a number of judicious, long-term investments to enhance its platforms and IT infrastructure and to develop the expertise of its human resource pool. These are designed to generate additional value for customers, capitalise on growth opportunities and realise greater wallet share in specific customer and market segments for the Bank.

The adverse economic climate of 2001 had the beneficial effect of focusing our energies on the direction and effectiveness of our investment strategies. Investments have had to continue to fuel the expansion and growth of the Bank's regional franchise. People, technology and processes have been identified as the key platforms that will enable us to deepen our relationship with our customers and realise our stated goal of becoming the Best Bank in Asia.

Being customer-intimate requires us to understand our customers thoroughly – their background and aspirations – to be able to identify their individual needs. We have designed a 'services' architecture along the value chain between customers and the suppliers of products to help us better recognise and understand the specific services required by the customer. This will help us create a brand differentiation.



By harmonising the Bank's 'backroom operations' across the region, DBS has achieved significant efficiency and economies of scale in a number of areas.

The Re-engineering of Operating Processes and Technology

DBS is developing a standard operating or franchise model called Asia 21 for core activities within the Group. Our model's single purpose is to restructure the Bank into a customer-intimate organisation with clear strategic advantages in the areas of customer information, distribution capabilities and product and service choices.

By providing a common platform across the region, Asia 21 will enable the Bank to be more agile in responding to customers' aspirations and deliver greater value to our customers. It will further enhance the Bank's flexibility in the implementation of new ideas and services and ultimately generate shareholder value.

Investments in infrastructure typically centre on technology and processes. However, they remain incomplete if corresponding measures are not applied in the area of corporate governance and in the development of human resources. DBS continues to invest strategically in these areas for we believe these investments will help us become a more efficient and mobile organisation that can compete with global competitors in the region – on their terms.

THE INFORMATION TECHNOLOGY GROUP (ITG)

A Year of Change and Growth

As changes in management and organisation took effect, new systems were integrated and deployed, new architectures defined and new processes introduced.

ITG underwent restructuring in June 2001 to achieve three objectives:

- To better align IT strategies with the business
- To deliver technology-enabled change rapidly and effectively
- To provide flexible and scalable standard information services across the region

New, Improved Systems

One of the central achievements in 2001 was the development and deployment of 'My Customer' – a pivotal customer relationship management system based on Siebel technology – to more than 1,800 internal customers. 'My Customer' delivers a common enterprise-wide framework for customer management,

ASIA 21: A NEW REGIONAL OPERATING PLATFORM

In 2001, DBS made substantial progress in its goal of building the Best Bank in Asia. It focused its organisation around the customer, it made a significant step towards a regional scale and it began the design of the programme that will transform DBS into a pan-Asian franchise.

Asia 21 is the transformation programme for operationalising the DBS strategy. Its objective is to develop a standard operating platform for the pan-Asian franchise in successive releases of change. Each release will introduce a coherent set of changes to the DBS operating model, combining process, technology, people, performance and risk components. Each release will improve DBS' performance in one or more dimensions of agility, capability and value.

These releases will be business-led and piloted either in Hong Kong or Singapore. Each release will use a consistent set of methods, standards, tools, infrastructure and competencies to ensure that it builds another piece of the overall franchise-wide operational model. This approach will also enable a high degree of reuse of Asia 21 components across businesses and geographies and make maximum use of new investment.

The success of the programme will be measured by DBS' ability to differentiate itself, deliver superior performance and compete successfully with international banks, new entrants and established local banks in an increasingly sophisticated Asian financial services market.

complementing DBS' initiatives to place the customer at the centre of its daily business life.

The deployment of an integrated branch banking platform – BBS 2000 – was successfully concluded in 105 DBS branches in June 2001.

Continuing Initiatives
An upgrading project to improve the availability, robustness and performance of the Internet Banking platform – a market leader – was concluded in November.

Seamless Rationalisation
The successful harmonising of structures, networks, processes and procedures post the acquisition of Dao Heng Bank in April illuminates the 'behind-the-scenes' technical capabilities delivered in 2001.

Continued Focus on Data and Network Security
A less visible but critical highlight of the ongoing transformation of our IT platform is the focus on providing a reliable and secure environment. The relevance of these efforts were tragically underscored by the events of September 11.

ITG is poised to take advantage of the infrastructural groundwork laid in 2001 and is committed to providing the Bank and its customers with world-class solutions in a secure, robust and safe environment.

PROCESSING & SERVICING (P&S)
P&S was set up in 1999 to consolidate



To anchor the Bank's future growth and integrate operations in the region, several long-term investments have been made to enhance IT infrastructure and network capabilities.

all platforms and the processing and servicing capabilities of the DBS Group. The ongoing efforts to transform the Bank's 'backroom operations' into a centre of excellence delivered significant results in 2001, with greater efficiency and economies of scale achieved in the areas of quality, costs, operational risk, people and regional integration.

Pre-determined Quality Standards

The Service Management Programme was one of the quality initiatives launched in 2001 which made it mandatory for all services (internal and external) to deliver Service Level Agreement (SLA) quality standards. The SLAs guarantee that these predetermined standards are met at the time of delivery. Currently, over 40 SLAs monitor service levels through exacting metrics and measurement systems. Service reconciliation processes reports evaluate the performance of actual and committed service levels on a weekly and monthly basis.

Accuracy Levels of 99.91%

The Six Sigma Quality model was introduced to address accountability for process performance at all levels through the application of uncompromising measurements and unambiguous rules and standards. By the end of the year, P&S processes were operating at 4.6 Sigma or accuracy levels of 99.91%. An Internet-based programme was implemented with remarkable success, training more than 900 staff within P&S in Six Sigma methodology.

International Certification

Three departments – Clearing Operations, Remittance Operations and Account Services – were awarded ISO-9000 certification for process quality.

Substantial Improvements in Productivity

The implementation of two key operational systems resulted in a dramatic increase in productivity, including straight-through-processing and service delivery. The CRM System was developed for the Call Centre and the IMEX platform for Trade Operations in Hong Kong. Both won accolades from the industry. US-based Global Trade Publication elected Trade Operations the 'Best Trade Bank in Singapore' and the 'Best Trade Bank in Asia', while the call



Several new systems were introduced and significant enhancements were made to a number of existing systems.



Our people – with their differing personalities, their unique skills and knowledge – are our most valuable assets as we build a unified, open and diverse work force.

centre at Chai Chee won the 'New Call Centre of the Year' Award from the Call Centre Council of Singapore.

Improved Cost Competitiveness

Tactical initiatives in this area achieved significant savings through a number of re-engineering projects. P&S was able to reduce operating costs from 12.9% in 2000 to 9.7% in 2001 (as a proportion of the total bank's cost) through the continued centralisation of processing functions and their optimisation through re-engineering. This resulted in a number of operations such as Custody & Trust Services, DBS Factors and DBS Finance being integrated with P&S. Consequently, operating costs reflected in unit costs improved significantly.

Managing Risk

The Operations Risk Function was implemented in 2001, achieving significant improvements in the operational risk profiles and control environment of the division. Business Continuity Plans are in place for almost all operating units and P&S is on track to achieving the required compliances for Basle II.

Developing Human Assets

A service industry demands focused, coherent investment in human capital and this is a primary objective at DBS, where the training programmes are designed to foster self development. Coupled with initiatives to enhance the quality of the work environment – the most recent being the consolidation of the operations division in Chai Chee into a new 999-seat facility – P&S has been able to optimise the synergies of various departments in a disciplined and efficient manner.

Integrating Operations

Phase one of the DBS Kwong On Bank and DBS Thai Danu Bank integration is complete. P&S operations in these entities have been established and aligned with DBS. The implementation of the systems platforms is close to completion and Metrics, Reporting and Processes have been harmonised across the region.

Regional Processing Centres

P&S has commenced phase two of the integration process with the setting up of regional processing centres. The blueprints for the Remittances Regional Centre of Excellence are complete. The roll-out of the regional processing platform for Trade, IMEX, is underway. Significant efforts have gone into ensuring the smooth integration of Dao Heng operations and the creation of a consolidated P&S function in Hong Kong. This work will accelerate in 2002 with the creation of regional structures that will further centralise processes across the franchise into 'Regional Centres of Excellence'.

Our goal is to achieve world-class stature in processing and servicing by delivering high value, high quality services to our customers, and creating, at the same time, a dynamic work environment for our people. The strong foundations we laid in 2001 will continue to deliver superior quality, cost-efficiencies and effective risk management in 2002.

"The habit of generating ideas is encouraged here. And it's positively infectious."

Shirley See-Toh
Vice-President
Economic Research & Resource Centre

DBS has invested considerably in enriching its talent pool through training and staff development programmes that are aimed at aligning manpower requirements with business goals.



HUMAN RESOURCES

Engaging People's Imagination, Expertise and Motivation

2001 witnessed a concerted effort by Human Resources (HR) to streamline its functions, adopt best practices, harness technology and integrate processes to better manage the Bank's human capital and further align its direction with that of the Bank's businesses.

Following a review in May, the HR Planning & Development operations were integrated into HR and Training in a move to streamline their structures. This was taken a step further later in the year when HR and Training was incorporated with Group Human Resource.

To lead and manage the Bank's transformation into a global player, DBS' investments in enriching its talent pool has resulted in selective recruitment of high-level talent with international experience. In 2001, 28 professionals from different parts of the world joined the Bank at the level of Managing Director.

Various initiatives have been implemented to align manpower requirements with business goals, contain costs, integrate recruitment processes and develop incentive schemes and competency-based interviews to motivate and attract high-calibre staff. DBS' HR Business Relationship Teams operate in concert with the Bank's Business Service Units to provide client-focused services and contribute to the success of these initiatives.

With the introduction of maternity leave for the third child and paternity leave, DBS staff enjoy two new schemes that emphasise the Bank's pro-family focus. Three separate medical schemes have been incorporated into one in an effort to encourage staff to take greater interest and responsibility for their health. Each staff member can claim the equivalent of 100% government hospital rates in inpatient, and up to S$500 in outpatient medical benefits per year. Unused outpatient benefits are transferred to staff. A new intranet-based online leave application system for all leave categories was launched in August 2001 to speed up approval processes.



DBS Theatre Fantasy - DBS' very own arts festival – brought world-class performances to Singapore. 'Buddy' was one of many international productions sponsored by DBS.

On the regional front, HR realised important synergies in the areas of the harmonisation and development of policies, terms and conditions of service, staff benefits and processes from the Bank's acquisition of Dao Heng Bank and Vickers Ballas, as well as its new business ventures such as DBS TD Waterhouse. The HR computing environments in Singapore and the regional offices were enhanced by the roll-out of the HR Management System – a part of the DBS pan-Asian HR platform for effective manpower administration and planning.

Training through e-learning has become part of DBS' learning culture and accounted for 16% of total training days in 2001. Employees are motivated through the easy access to core financial and soft skills programmes, as well as opportunities to obtain certification of skills for some of these programmes. The benefits of technology were also extended to the Staff Orientation Programme which is now conducted online for new recruits. To maintain human interaction for more effective learning, blended learning was introduced, combining classroom training with the convenience and power of e-learning.

CORPORATE CITIZENSHIP

A Caring and Responsible Partner

In order to make a significant and positive impact, improve quality of life and promote information literacy to as many people as possible in the communities touched by the Bank's operations, DBS has adopted a community investing philosophy of 'enabling', to assist our customers, staff and the wider community attain their goals. We seek to accomplish this through strategic investments in the arts, education and corporate volunteerism.

In the first quarter of 2001, the Riding for the Disabled Association (RDA) successfully completed construction of the DBS Riding Arena – an outdoor riding arena which enables volunteers and helpers conduct horse-riding lessons for the disabled at all times of the day.

With funding support from DBS, the Autistic Association (Singapore) (AA(S)) set up a Vocational Training Centre to assist autistic youth acquire certain life skills to help them become independent individuals in the working world.

DBS raised S$56,000 for the Straits Times School Pocket Money Fund in November 2001, in support of 6,400 school children who had limited or no access to pocket money, textbooks, stationery, food and drink.

The DBS Volunteers Programme, introduced in July 2000, grants every DBS employee in Singapore two days of volunteer leave to perform community service. Corporate volunteer days were organised monthly throughout 2001 to enable staff to help out at voluntary welfare organisations such as the RDA, the AA(S), the Geylang East Home for the Aged and the Asian Women Welfare Association Special School. Activities included taking children from the Cannossian Children's Home on an





DBS believes in responsible corporate citizenship through 'empowerment' programmes that help people in communities around the Bank achieve an improved quality of life.

educational tour to the Science Centre and the Apple Computer plant and teaching Microsoft Office computer programmes to the disabled at the Society of the Physically Disabled. 2001 was the International Year of Volunteers and DBS demonstrated its active support for this global effort by participating in 'The Wonderful World of Volunteers' – a fair held over a weekend in June 2001.

In the Arts, DBS achieved a first by having a performance venue named after the Bank. The DBS Arts Centre at Merbau Road, Robertson Quay, is the proud home of the Singapore Repertory Theatre (SRT). DBS was also conferred Patron of the Arts 2001 by the National Arts Council. DBS brought critically-acclaimed international productions to Singapore with *DBS Theatre Fantasy* – its own arts festival comprising 'Buddy', 'Slava's Snowshow' and 'Carmen'. DBS continued its active support of the Arts with Kit Chan's concert at the Singapore Indoor Stadium in June, the Singapore premiere of the musical 'Miss Saigon' in August and Jacintha Abisheganaden's jazz concert. DBS Thai Danu sponsored the Thailand leg of 'Chang & Eng's' Asian tour.

In the field of education, DBS supported the National Library Board's construction of a new National Library at Victoria Street through sponsorship of artworks painted by students from the Temasek Polytechnic on hoarding fences surrounding the new National Library site.





MD&A

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based upon, and should be read in conjunction with, the audited consolidated financial statements of DBS Group Holdings Ltd ("DBSH"), including the notes thereto. Except as otherwise noted, financial and statistical information presented in this report is presented for DBSH Group on a consolidated basis.

Overview
As of December 31, 2001, DBS Bank through DBS Diamond Holdings Ltd ("DDH") had an effective holding of 71.6% in Dao Heng Bank Group Limited ("DHG"). DHG's contribution was included in DBSH Group's Profit & Loss Statement from July 1, 2001. DBS Bank holds 59.5% of DBS Vickers Securities Holdings Pte Ltd ("DBSV") and the financial statements were consolidated from September 12, 2001. In preparing the consolidated financial statements, DBSH Group determines parent and minority interests based on present ownership interests.

DBSH Group's operating profit for 2001 decreased by 0.8% to S$1,672.2 million compared with the prior year. Net profit attributable to members ("NPAM") decreased 28.1% to S$999.1 million primarily due to the S$325.3 million increase in provision charges that were taken as a prudent response to the general slowdown in the economy and lower asset values. The Group also recognised S$131.4 million in goodwill amortisation for acquisitions.

When measured on a cash basis, operating profit increased 7.0% to S$1,803.6 million while NPAM decreased by 18.6% to S$1,130.5 million compared with the prior year.

Net interest income grew by 10.7%, to S$2,256.8 million for 2001, driven by an expanded loan book with the acquisition of DHG. The increase was also supported by DHG's strong presence in trade finance and credit card business. The 44.5% growth in non-interest income was mainly driven by stronger performances in treasury and wealth management. Profits from the sale of stakes in The Insurance Corporation of Singapore Ltd ("ICS") (S$120.1 million) and Keppel Capital Holdings (S$60.6 million) were also included in 2001. Operating expenses for 2001, excluding the costs of acquisitions and restructuring, grew 16.0% to S$1,445.1 million, accounted for mainly by higher staff costs and technology-related expenses.

As of December 31, 2001, the consolidation of DHG contributed to the increase in DBSH Group assets. Total assets were up 36.0% to S$151,294.3 million. 59.6% of the total assets are derived from the Singapore operations and 32.5% from the Hong Kong operations.

Selected Financial Information
The following tables present selected consolidated financial information for DBSH Group for each of the years in the three-year period ended December 31, 2001, which have been extracted from the consolidated financial statements of DBSH Group for each of the years ended December 31, 2001, 2000 and 1999.

	As of and for Year Ended December 31		
In S$'million	2001	2000	1999
Selected Statement of Profit and Loss Data			
Interest income	5,271.0	4,896.9	4,607.9
Interest expense	(3,014.2)	(2,857.5)	(2,573.2)
Net interest income	2,256.8	2,039.4	2,034.7
Non-interest income [(1)]	1,288.2	891.6	994.2
Income before operating expenses	3,545.0	2,931.0	3,028.9
Operating expenses (excluding Goodwill amortisation)	(1,741.4)	(1,245.7)	(1,064.7)
Goodwill amortisation	(131.4)	–	–
Operating profit	1,672.2	1,685.3	1,964.2
Provisions [(2)]	(378.9)	(53.6)	(1,063.2)
Share of profits less losses of associated and joint venture companies	70.1	43.1	140.4
Net profit before taxation	1,363.4	1,674.8	1,041.4
Taxation	(256.7)	(308.7)	(345.2)
Share of taxation of associated and joint venture companies	(16.1)	(6.4)	(34.3)
Net profit after taxation	1,090.6	1,359.7	661.9
Minority interests			
– Equity	(61.3)	29.1	409.9
– Non-equity	(30.2)	–	–
Net profit attributable to members	999.1	1,388.8	1,071.8
Cash basis profit attributable to members	1,130.5	1,388.8	1,071.8

In S$'million	2001	2000	1999
	As of and for Year Ended December 31		
Selected Balance Sheet Data			
Assets			
Total assets [3]	151,294.3	111,208.1	106,464.9
Total loans	109,330.6	86,592.5	80,863.2
Customer loans and advances [4]	68,208.0	52,023.8	54,369.5
Interbank items [5]	41,122.6	34,568.7	26,493.7
Investment in quoted and unquoted securities and shares	24,921.6	14,403.0	14,592.5
Liabilities			
Total liabilities [3]	137,765.1	100,733.3	95,589.1
Total deposits	115,217.0	92,774.1	89,758.9
Customer deposits	106,771.3	80,720.5	82,268.3
Interbank liabilities [6]	8,445.7	12,053.6	7,490.6
Borrowings and debt securities	10,489.9	3,811.9	2,817.9
Capital and Reserves			
Total shareholders' funds	13,529.1	10,494.8	10,875.8
Financial Ratios			
Return on average assets [7]	0.76%	1.28%	1.04%
Return on average assets – cash basis [7]	0.86%	1.28%	1.04%
Return on average equity [8]	8.90%	12.89%	10.35%
Return on average equity - cash basis [8]	10.07%	12.89%	10.35%
Customer non-performing loans [9] as a % of Gross customer loans and advances	5.7%	7.6%	13.0%
Total non-performing loans [9] as a % of:			
Gross total loans	4.0%	4.8%	9.3%
Total assets	3.0%	4.0%	7.7%
Total cumulative loan loss provisions as a % of:			
Gross total loans	2.4%	2.5%	4.9%
Total assets	1.8%	2.1%	4.0%
Total non-performing loans [9]	60.0%	52.0%	52.6%
Net interest margin [10]	1.87%	2.02%	2.02%
Net interest spread [11]	1.74%	1.81%	1.84%

(1) 2001 included profits from sale of stakes in The Insurance Corporation of Singapore (S$120 million) and Keppel Capital Holdings (S$61 million). 2000 included gross dividend income from NatSteel Limited (S$49 million or S$38 million net of tax). 1999 included profits from sales of Singapore Petroleum Company shares (S$117 million) and DBS Tampines Centre (S$58 million).

(2) Provisions for possible loan losses and diminution in value of other assets.

(3) Total assets and Total liabilities exclude "Life fund assets attributable to policyholders" and "Life fund liabilities to policyholders" respectively.

(4) Loans and advances to, and bills receivable from, non-bank customers (including government and quasi-government entities), net of cumulative provisions.

(5) Balances, placements with, and loans and advances to banks, net of cumulative provisions.

(6) Deposits and balances of banks.

(7) Net profit attributable to members divided by two-point average assets.

(8) Net profit attributable to members divided by weighted average shareholders' funds, based on yearly and daily averages.

(9) Non-performing loans are loans whereby loan repayments have been overdue for more than 90 days, borrowers have weak financial status, or borrowers have requested for debt restructuring or rescheduling of loan repayments.

(10) Net interest income divided by monthly average interest bearing assets.

(11) The difference between the rate earned on average interest bearing assets and the rate paid on average interest bearing liabilities based on monthly averages.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income increased by 10.7% to S$2,256.8 million for 2001 largely due to the acquisition of DHG. Excluding acquisitions of DHG and DBSV, net interest income was S$1,930.7 million, a decrease of 5.3% from 2000. Loan demand was weak and intense competition in the residential mortgage market reduced interest earned on mortgages.

Net interest income in 2000 increased marginally by 0.2% to S$2,039.4 million. Funding costs incurred for investment in Bank of the Philippine Islands ("BPI") also reduced the increase in net interest income.

Net interest margin. For 2001, net interest margin decreased to 1.87% as compared with 2.02% for 2000. A very liquid balance sheet, mortgage repricing and the carrying cost of funding acquisitions all led to lower net interest margin.

Compared with 1999, net interest margin for 2000 was maintained at 2.02%.

Interest income. In 2001, DBSH Group's total interest income increased 7.6% to S$5,271.0 million. Interest income from customer loans and advances increased 5.4% due to higher loan volume, partially offset by lower average yields on customer loans. The increase in lending volume was driven by the newly acquired DHG. Interest income from securities increased 74.6% due to higher average volume and yields. These increases were partially offset by a 6.1% decline in interest income from interbank items, due to lower average interbank yields, offset partially by higher average volume. In 2001, the average yield on interest earning assets was 4.37% compared with 4.85% in 2000.

In 2000, DBSH Group's total interest income increased 6.3% to S$4,896.9 million. Interest income from customer loans and advances decreased 0.9% due to lower loan volumes and lower average yields on housing loans resulting from increased competition, particularly in the fourth quarter. The decline in interest income from loans and advances was offset by higher loan yields on DBSH Group's overall portfolio and a 28.0% increase in interest income from lower yielding interbank items due to increased rates and volume. In 2000, the average yield on interest earning assets was 4.85% compared with 4.57% in 1999.

Interest expense. Total interest expense in 2001 increased 5.5% to S$3,014.2 million. The increase was primarily due to higher volume of customer deposits and other borrowings, partially offset by decreases in average costs of customer deposits and interbank liabilities. The increase in average balances of customer deposits was largely due to the acquisition of DHG. Average balances for other borrowings increased due to issuance of subordinated debts and preference shares in 2001 as part of the capital raising efforts to support acquisitions. In March 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts. This was followed by the issuance of US$850 million subordinated term debt by DBS Bank. The increase in average volume also reflected a full year's inclusion of DBS Bank's US$500 million subordinated term debt issued in April 2000. Lower average costs of customer deposits was the result of repricing of customer deposits in the last quarter of 2001. In 2001, the average interest cost on interest bearing liabilities was 2.63% compared with 3.04% in 2000.

Total interest expense in 2000 increased 11.1% to S$2,857.5 million. The increase was primarily due to higher interest costs on customer deposits and other borrowings, partially offset by a decrease in interbank liabilities as DBSH Group's funding requirements declined during the year. The increase in average balances of other borrowings reflected a full year's inclusion of DBS Bank's US$750 million subordinated term debt issued in August 1999 and its issue in April 2000 of US$500 million subordinated term debt. In 2000, the average interest cost on interest bearing liabilities was 3.04% compared with 2.73% in 1999.

Group Net Interest Income and Net Interest Margin


S$'million
(%)
2,500
2,000
1,500
1,000
500
0
5
4
3
2
1
0
1,002
1,430
2,035
2,039
2,257
1.73
1.77
2.02
2.02
1.87
1997
1998
1999
2000
2001

Average Balance Sheets and Interest Rates

The following tables show monthly average balances, net interest income and average interest rates for the periods indicated.

In S$'million	2001 Average balance	2001 Interest	2001 Average rate (%)	2000 Average balance	2000 Interest	2000 Average rate (%)	1999 Average balance	1999 Interest	1999 Average rate (%)
Interest bearing assets									
Customer loans and advances	60,190	3,266	5.43	52,370	3,100	5.92	55,949	3,127	5.59
Interbank items	44,284	1,317	2.97	37,379	1,403	3.75	35,116	1,096	3.12
Securities (1)	16,182	688	4.25	11,271	394	3.49	9,762	385	3.94
Total interest bearing assets	120,656	5,271	4.37	101,020	4,897	4.85	100,827	4,608	4.57
Non-interest bearing assets									
Equity investments	4,287	–	–	2,303	–	–	2,127	–	–
Fixed assets	2,161	–	–	1,809	–	–	1,790	–	–
Other assets (2)	5,375	–	–	2,620	–	–	1,875	–	–
Total non-interest bearing assets	11,823	–	–	6,732	–	–	5,792	–	–
Total assets	132,479	–	–	107,752	–	–	106,619	–	–
Interest bearing liabilities									
Customer deposits	96,113	2,197	2.29	79,999	2,190	2.74	79,358	1,922	2.42
Interbank liabilities	10,526	312	2.96	10,067	433	4.30	12,340	549	4.45
Other borrowings (3)	7,883	505	6.40	3,972	235	5.91	2,505	102	4.10
Total interest bearing liabilities	114,522	3,014	2.63	94,038	2,858	3.04	94,203	2,573	2.73
Non-interest bearing liabilities									
Other liabilities (4)	6,447	–	–	2,842	–	–	2,315	–	–
Total non-interest bearing liabilities	6,447	–	–	2,842	–	–	2,315	–	–
Total liabilities	120,969			96,880			96,518	–	–
Net interest income		2,257			2,039			2,035	
Net interest income as a % of average interest-bearing assets			1.87			2.02			2.02

(1) Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

(2) Includes accrued interest receivable, sundry debtors, deposits/prepayments, balances arising from revaluation of financial instruments, and goodwill and intangible assets.

(3) Refers to debt securities in issue, bills payable and other borrowings.

(4) Includes minority interests, interest payable, accrued operating expenses, sundry creditors, balances arising from revaluation of financial instruments and interest/other income received in advance.

Volume and Rate Analysis

The following tables allocate changes in interest income and interest expense between changes in volume and changes in rate for 2001 compared with 2000, and 2000 compared with 1999. Volume and rate variances have been calculated based on movements in average balances over the period indicated and changes in interest rates on monthly average interest bearing assets and liabilities. Variances caused by changes in both volume and rate have been allocated to both volume and rate based on the proportional change in either volume or rate.

	Increase/(Decrease) for 2001/2000			Increase/(Decrease) for 2000/1999		
In S$'million	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income						
Customer loans and advances	463	(297)	166	(200)	173	(27)
Interbank items	259	(345)	(86)	71	236	307
Securities	172	122	294	60	(51)	9
Total interest income	894	(520)	374	(69)	358	289
Interest expense						
Customer deposits	441	(434)	7	16	252	268
Interbank liabilities	20	(141)	(121)	(101)	(15)	(116)
Other borrowings	231	39	270	60	73	133
Total interest expense	692	(536)	156	(25)	310	285

Non-Interest Income

The following table shows information with respect to DBSH Group's non-interest income for the periods indicated:

	Year Ended December 31		
In S$'million	2001	2000	1999
Non-interest income:			
Fee and commission income	639.2	508.5	423.1
Trade finance fees	109.6	75.1	63.0
Deposit-related	93.5	60.3	32.5
Credit card	82.3	33.3	25.0
Loan-related	80.8	50.8	38.2
Investment banking	78.3	97.9	84.7
Stockbroking	72.7	77.3	102.5
Fund management	71.8	61.8	20.0
Guarantees	29.1	25.9	27.9
Others	21.1	26.1	29.3
Dividends	26.9	82.9	31.3
Rental income	36.2	32.1	30.7
Other income	585.9	268.1	509.2
Net gains on			
– foreign exchange	229.8	119.0	90.1
– securities and derivatives	94.1	23.0	5.5
– Singapore government securities	79.9	32.9	54.4
Net (losses)/gains on trading equities	(1.2)	(0.6)	125.6
Net gains on disposal of investment securities:			
– Sale of ICS shares	120.1	–	–
– Sale of SPC [(1)] shares	–	–	117.1
– Others	10.4	40.8	26.4
Net gains arising from divestment of DBS Tampines Centre	–	–	57.5
Net gains on disposal of fixed assets	21.6	9.2	1.1
Others	31.3	43.7	31.5
Total non-interest income	1,288.2	891.6	994.2

(1) SPC: Singapore Petroleum Company

In 2001, non-interest income increased 44.5% to S$1,288.2 million. Fee and commission income increased 25.7% to S$639.2 million, largely the result of the acquisitions of DHG and DBSV. DHG accounted for S$107.7 million of the S$130.7 million increase, mainly from trade finance and credit card fees. Excluding contribution from DBSV, stockbroking income would have shown a decline to 54.1%. The lower investment banking and stockbroking fees reflect the weak stock market and capital market condition prevailing for most of 2001. Fee and commission income contributed to 18.0% of operating income, up from 17.3% in 2000. Dividend income decreased 67.5% to S$27.0 million. In 2000, a special dividend of S$49.6 million was received from NatSteel Limited. Other income increased substantially by 118.5% to S$585.9 million, due to higher net gains on foreign exchange (S$110.8 million), securities and derivatives activities (S$71.1 million) and profits from sales of shares in ICS (S$120.1 million) and Keppel Capital Holdings (S$60.6 million). These increases were partially offset by losses from other trading equity investments (S$59.4 million).

In 2000, non-interest income was S$891.6 million. Fee and commission income increased 20.2%. Dividend income increased 164.8% to S$82.9 million, contributed by receipt of special dividends of S$49.6 million from NatSteel Limited in 2000. Other income declined 47.3% to S$268.1 million, due to the inclusion of profits received from sale of Singapore Petroleum Company shares and DBS Tampines Centre in 1999. Contribution from equity securities trading was modest compared to profits (S$125.6 million) in 1999.

Non-interest income was 36.3%, 30.4%, and 32.8% of operating income in 2001, 2000, and 1999 respectively.

Operating Expenses

The following table shows information with respect to DBSH Group's operating expenses for the periods indicated:

	Year Ended December 31		
In S$'million	2001	2000	1999
DBSH Group (Excluding DHG and DBSV):			
Staff costs	734.0	613.2	529.3
Occupancy expenses	171.5	147.4	138.6
Technology-related expenses	180.0	132.4	108.6
Office administration expenses	64.3	53.4	53.3
Revenue-related expenses	57.8	68.0	66.7
Professional and consultancy fees	48.5	72.5	62.8
Others	189.0	158.8	79.2
Total (excluding DHG and DBSV)	1,445.1	1,245.7	1,038.5
DHG	218.4	–	–
DBSV	37.6	–	–
Restructuring & integration costs	40.4	–	26.2[(1)]
Goodwill amortisation	131.4	–	–
Total operating expenses	1,872.9	1,245.7	1,064.7
Cost/income ratio (excluding goodwill amortisation) [(2)]	49.1%	42.5%	35.2%

(1) The restructuring costs for 1999 were related to the integration of the DBS Thai Danu Bank.
(2) Operating expenses (excluding goodwill amortisation) divided by operating income.

In 2001, operating expenses, excluding goodwill amortisation, increased 39.8% to S$1,741.5 million. The increase was mainly due to higher staff costs of S$120.8 million and the consolidation of DHG (S$218.4 million) and DBSV (S$37.6 million). Technology-related expenses increased by S$47.6 million accounted for by the various business initiatives undertaken by the Group. Restructuring & integration costs of S$40.4 million were incurred for integrating the operations and processes of DHG (S$18.7 million), DBS Kwong On Bank (S$4.9 million) and DBSV (S$16.8 million).

Excluding DHG's and DBSV's operating expenses, restructuring & integration costs and goodwill amortisation, operating expenses showed a smaller increase of 16.0%.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 49.1%, higher than 42.5% in 2000, partially accounted for by the cost structures of new acquisitions.

In 2000, operating expenses increased 17.0%. The increase was mainly due to higher staff costs, expenses incurred for various Group initiatives and the effect of inclusion of DBS Kwong On Bank's operating expenses for a full year in 2000.

Provisions Charged

The following table shows information with respect to DBSH Group's provisions for the periods indicated:

In S$'million	2001	2000	1999
Loans	**331.6**	26.8	1,077.8
Equities	**22.3**	26.4	5.2
Properties	**88.6**	57.9	28.6
Other Provisions	**3.1**	–	–
Specific Provisions	**445.5**	111.1	1,111.6
General Provisions	**(66.6)**	(57.4)	(48.4)
Total	**378.9**	53.6	1,063.2

In 2001, provisions increased to S$378.9 million. The increase was mainly due to higher specific provision for loans (S$331.6 million) and properties held by the Group (S$88.6 million), driven largely by uncertain economic conditions. In addition, general provision was released against exposure in Indonesia, Philippines and Thailand resulting from continuing progress in loan workouts.

In 2000, DBSH Group provisions declined substantially by 95.0% to S$53.6 million, due mainly to lower total provisions for DTDB (including the Minority Interests' share, the decrease in provisions was S$739.3 million). For loans to Singapore borrowers, there was a write-back of S$49.8 million in 2000.

Provisioning policy
It is DBSH Group's policy to establish, through charges against profit, a provision in respect of the estimated loss inherent in the lending book. The provision consists of an element which is specific to individual counterparties and also a general element which, whilst determined as reflecting losses already within the lending book, cannot be specifically applied. In addition to general and specific provisions, DBSH Group also holds a country risk provision. The overall provision should represent the aggregate amount by which management considers it necessary to write down its loan portfolio in order to state it in the balance sheet at its estimated ultimate net realisable value.

Specific Element of the Provision: In determining the specific provisions, management considers the amount of the loan and its other commitments to the borrower, the payment history of the borrower, the borrower's business prospects, the collateral value of the loan (how easily it could be realised and for how much) and the costs to obtain repayment. When a loan is classified, specific provision will be provided based on a percentage of the difference between the loan principal and its related collateral value (the unsecured portion). The actual percentage provided would depend on management's judgement and whether the loan is graded "Substandard", "Doubtful" or "Loss". The quantum of the provision is directly impacted by the collateral value and this in turn, may be discounted in certain circumstances to recognize the impact of forced sale or quick liquidation.

General Element of the Provision: The general element of the provision is made to cover losses which, although not specifically identified, are known from experience to exist in any loan portfolio. The factors that management should consider in determining the overall level of the general provisions are past experience, concentration, economic and political factors, past balance sheet provisions and exceptional events.

Country Risk Provisions: In assessing country risk, DBSH Group considers whether the political stability of a country or the management of its economy is such that the conditions of companies in the private sector might deteriorate, despite their apparent strength. In addition, circumstances may exist where certain governments might prevent companies in their country from honoring their obligations. In consultation with the MAS, DBSH Group currently holds country provisions against Indonesia, Malaysia, Thailand, Korea and The Philippines.

Loan Interest: DBSH Group stops accruing interest once a loan has been classified as non-performing, whether or not any collateral would be adequate to cover such payments or continue to charge the customer's account with interest and raise 100% provision on this interest income on the non-performing loans depending on circumstances. It is a matter of judgement when the collectibility of interest becomes doubtful. The fact that a loan is classified as doubtful does not remove the Group's entitlement to interest income; it merely casts doubt on whether the Group will be able to collect it. In this circumstance, the latter approach is adopted by DBSH Group.

Write-offs: For loans managed on an individual basis, DBSH Group would consider writing off a portion of the loan when recovery action has been instituted, and the loss can be determined with reasonable certainty. For loans managed on a portfolio basis, the policy is to write off loans that are overdue after 180 days. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

Classification of Non-Performing Loans
DBSH Group classifies its loans in accordance with MAS guidelines as well as internal loan grading policies. MAS' guidelines require banks to classify their loan portfolios which take into account the risks inherent in the portfolio. These classifications, and underlying collateral valuations, are used to determine minimum levels of loan loss reserves which banks are required to maintain.

MAS' guidelines require banks to categorize their loan portfolios into five categories – two categories for performing loans (Pass and Special Mention) and three categories for classified, or non-performing, loans (Substandard, Doubtful and Loss).

Pass grades are applicable for loans that have no indication of default and full repayment of principal and interest from normal sources is not in any doubt. Special Mention grade is appropriate when there is potential weakness in the borrower's credit worthiness, but such weakness is not to the extent that a substandard or inferior grade is warranted. Special Mention loans generally have adequate debt service capacity but require close and active supervision because potential weakness, if not corrected, may result in deterioration of repayment prospects. Substandard and worse grade is appropriate when there are well defined weakness(es) in a borrower's position that jeopardize repayment of principal or interest from normal sources.

The following table set forth the various categories for classified loans:

Grade Assigned to Loan	Criteria	Provision Level
Substandard	• Well defined weakness(es) that may jeopardize normal repayment; • Default has occurred or is likely to occur; • Borrower is assessed to be viable but requires prompt corrective action; • All credits ≥ 90 days past due; • Restructured loans (subject to performance criteria).	Loans which are fully secured based on net realizable value of collateral considering current market conditions: • No provision is required for the principal amount; • Interest provision is 100%. Loans with security shortfall: • Principal provision is generally 10-50% of unsecured amount; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal
Doubtful	• Credit with severe weakness(es) • Borrower viability is highly questionable; • Full repayment is highly questionable; • Vigorous remedial action required.	• 50% to less than 100% of loan principal amount, determined on a case by case basis; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal.
Loss	• Loss recovery is assessed to be insignificant with no security available as alternative recourse.	• 100% of loan principal and interest. In addition, a general provision is made on the outstanding principal.

DBSH Group may also apply a split classification in appropriate cases. For instance, where a loan is partially secured, the portion covered by collateral may be classified as Substandard while the unsecured portion of the loan will be classified as Loss.

Loans are classified as restructured loans when concessions are granted to the original contractual terms for reasons related to the financial difficulties of the borrower. A restructured loan is generally graded as substandard or worse. Such loans are not returned to non-classified status until specific conditions have been met, including a reasonable period of sustained performance under the restructured terms.

Taxation

DBSH Group's taxation expense was S$272.8 million in 2001 compared with S$315.1 million in 2000 and S$379.5 million in 1999. This resulted in effective tax rates of 20.0%,18.8% and 36.4% for 2001, 2000 and 1999 respectively. Taxation for DBSH Group is determined on an entity by entity basis. The statutory corporate income tax rate in Singapore was 24.5% in 2001, 25.5% in 2000 and 26% in 1999. The effective tax rates for 2001 and 2002 were lower than that derived by applying the statutory income tax rate in Singapore to the profit before taxation due to profits arising from DBS Bank's Asian Currency Unit offshore transactions which are subject to tax at a concessionary rate of 10%. The higher effective tax rate in 1999 over the statutory corporate income tax rate in Singapore was mainly due to additional provisions for DBS Thai Danu Bank Limited ("DTDB").

Minority Interests

Equity minority interest represents the earnings attributable to third parties' interest in the equity shares of the Group's subsidiaries. Profit attributable to non-equity minority interest included dividend paid/payable to investors of the non-cumulative, redeemable preference shares of S$1,100 million issued by DBS Bank in May 2001. The positive minority interest effect of S$409.9 million in 1999 reflected the share attributable to minority shareholders of losses incurred by DTDB (including the additional provisions taken up at DBSH Group level).

Financial Condition

Total Assets [1]

As of December 31, 2001, the consolidation of DHG contributed to the increase in DBSH Group's total assets. Total assets were up 36.0% to S$151,294.3 million, with Singapore and Hong Kong accounting for 59.6% and 32.5% respectively of the total assets. As of December 31, 2000, DBSH Group had total assets of S$111,208.1 million, with 80.8% concentrated in Singapore. The increase in total assets in 2000 reflected increases in balances, placements with, and loans and advances with banks.

Assets 2001


3.4% Regional Countries [2]
32.5% Hong Kong
Rest of the World 4.5%
Singapore 59.6%
Total Assets S$151.3 billion

Assets 2000


4.4% Regional Countries [2]
9.2% Hong Kong
Rest of the World 5.6%
Singapore 80.8%
Total Assets S$111.2 billion

(1) Total assets are based on the location of the bank, branch or office booking the asset.

(2) The regional countries are Malaysia, Indonesia, Thailand, Korea and The Philippines.

Customer loans and advances

As of December 31, 2001, DBSH Group's customer loans and advances, net of cumulative provisions, were S$68,208.0 million, a 31.1% increase over customer loans and advances as of December 31, 2000, which was a 4.3% decrease over customer loans and advances as of December 31, 1999. The expansion in loan book in 2001 was due to the newly acquired DHG. In 2000, the decline in customer loans were mainly attributable to weak loan demand, the adoption of more stringent credit underwriting standards that link risk versus return, and the Group's strategy of shedding lower yielding assets from its balance sheet.

As of December 31, 2001, loans booked in Singapore accounted for 54.7% of DBSH Group's customer loans and advances, while loans booked in Hong Kong accounted for 35.5%, and the remaining 9.8% in other overseas branches and subsidiaries.

The following table sets forth DBSH Group's gross customer loan portfolio by geographical classification[1] as of the periods indicated:

As of December 31

In S$' million	2001		2000		1999	
	S$	%	S$	%	S$	%
Singapore	38,635	54.7	40,895	75.5	43,676	74.7
Hong Kong	25,112	35.5	6,184	11.4	5,474	9.4
Regional Countries	4,139	5.9	3,834	7.1	5,691	9.7
Rest of the World	2,763	3.9	3,253	6.0	3,597	6.2
Total gross customer loans	70,649	100.0	54,166	100.0	58,438	100.0

(1) Based on the location of the bank, branch, or office booking the loan.

DBSH Group monitors its portfolio for risk concentrations, and limits are established where appropriate. Excluding housing loans, loans to the Building and Construction industry represent the single largest credit concentration to corporate customers. Building and Construction exposure represents loans to enterprises engaged in the development and/or investment holding of commercial, industrial, or residential real estate. Exposure to this sector is governed by forward-looking strategic limits set and reviewed by senior management on a regular basis.

The following table sets forth DBSH Group's gross customer loan portfolio by industrial classification as of the periods indicated:

As of December 31

In S$' million	2001		2000		1999	
	S$	%	S$	%	S$	%
Manufacturing	6,383	9.0	5,797	10.7	5,881	10.1
Building and Construction	10,227	14.5	8,726	16.1	9,607	16.4
Housing Loans	24,407	34.5	16,304	30.1	16,589	28.4
General Commerce	5,253	7.4	3,701	6.8	4,123	7.1
Transportation, Storage and Communication	6,103	8.6	3,487	6.4	3,471	5.9
Financial Institutions, Investment and Holding Companies	4,096	5.8	4,143	7.7	5,042	8.6
Professionals and Private Individuals (except Housing Loans)	8,373	11.9	6,317	11.7	5,749	9.8
Others	5,807	8.3	5,691	10.5	7,976	13.7
Total gross customer loans	70,649	100.0	54,166	100.0	58,438	100.0

Credit facilities to Related Parties

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collateral as of December 31, 2001 are as follows:

In S$' million	Credit facilities granted to	Contingent credit facilities granted to	Estimated values of collaterals	Deposits received by DBSH Group
Granted to/received from:				
DBSH Directors and their related entities(1)	2	–	14	–
Companies which have DBSH Directors represented on their boards(1)	1,132	43	400	–
Holding company	–	–	–	380
Subsidiary(2), fellow and joint venture companies	447	11	1,768	392
Associated companies	48	11	6	53

(1) Granted by DBS Bank.

(2) Excludes transactions between subsidiaries and their own subsidiaries.

Related Party Transactions

The DBSH Group's policy on transactions with related parties is driven by compliance with statutory and regulatory requirements, namely:

(a) (in the case of DBS Bank) Section 29 of the Banking Act, Chapter 19;

(b) (in the case of DBS Group Holdings Ltd) MAS Directive to Holdings Companies No. 8 and Chapter 9A of the SGX Listing Manual.

Section 29(1)(d) and (e) of the Banking Act/MAS Directive to Holding Companies No. 8

Under Section 29(1)(d) of the Banking Act, a bank cannot grant unsecured credit facilities, directly or indirectly, which in the aggregate and outstanding at any one time exceed the sum of S$5000 to:

- the bank's directors;
- any firm in which the Bank or any of its directors has an interest as a partner, manager or agent, or to any individual or firm of whom or of which any of its directors is a guarantor

- a company in which any of its directors, whether legally or beneficially, owns more than 50% of the issued capital or in which any of its directors controls the composition of the board of directors, but excluding public companies the securities of which are listed on SGX or other stock exchange approved by MAS and the subsidiaries of such public companies
- any corporation, other than a bank, that is deemed to be related to the bank as described in Section 6 of the Companies Act

In addition, under Section 29(1)(e) of the Banking Act, a bank shall not grant to any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the bank (other than any persons receiving remuneration from a bank in respect of their professional services) unsecured credit facilities which in the aggregate and outstanding at any one time exceed one year's emoluments of that officer or employee or person.

To ensure compliance with Section 29(1)(d) and (e), DBS Bank has taken the following steps:

- Compliance with Section 29(1)(d) and (e) is an integral part of the credit approval process.
- Before directors are appointed, they are notified of the requirements of Section 29(1)(d) and their existing facilities, if any, are adjusted to comply
- The Bank sends all directors an annual reminder to update their particulars and the entities in which directors have an interest as defined in Section 29(1)(d)

Directive 8(2)(1) restricts lending and guarantees by a financial holding company such as DBSH. Under Directive 8(2)(1), a financial holding company may not, inter alia, grant any credit facility to any person other than a subsidiary or any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered). In particular, under Directive 8(2)(2), a financial holding company shall not grant, directly or indirectly, unsecured advances or loans under Directive 8(2)(a) to:

- any subsidiary which in the aggregate and outstanding at any one time exceed the sum of S$5000 except to any subsidiary which is a bank licensed under the Banking Act, a finance company licensed under the Banking Act, a finance company licensed under the Finance Companies Act or, with MAS' prior approval, a foreign banking subsidiary
- any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered) which in the aggregate and outstanding at any one time exceed one year's emoluments of that person.

Compliance with MAS Directive No. 8 is an integral part of the credit approval process for all financial accommodation made by DBSH.

Chapter 9A of the SGX Listing Manual

Being listed on the Singapore Exchange (SGX), DBS Group Holdings Ltd (DBSH) is required to comply with Chapter 9A of the SGX Listing Manual.

Under Chapter 9A, all transactions between a "party at risk" and an "interested person" are prima facie interested person transactions, which may either require announcement to SGX and/or approval from shareholders, depending on certain materiality thresholds and subject to certain exemptions.

An "interested person" is defined as:

- A director, chief executive officer or substantial shareholder of the listed issuer
- The immediate family of a director, CEO or substantial shareholder
- The trustee of any trust of which a director, the CEO or a substantial shareholder is a beneficiary
- Any company in which the director, CEO or substantial shareholder in which such person and his immediate family together (directly or indirectly) have an interest of 25% or more
- In relation to a corporate substantial shareholder, means any other company which is its subsidiary or holding company or is a fellow subsidiary of any such holding company or one in the equity of which it and/or such other company or companies taken together (directly or indirectly) have an interest of 25% or more

Party "at risk" is defined as:

- DBSH
- DBSH's subsidiaries not listed on a foreign stock exchange (this includes DBS Bank)
- DBSH's associated company where DBSH Group, or DBSH Group and its interested person, is the largest shareholder and which is not listed on a foreign stock exchange

To ensure compliance with Chapter 9A, DBSH Group has taken the following steps:

- Compliance with Chapter 9A is an integral part of the credit approval process
- Business units have been notified of the provisions of Chapter 9A and are aware of their obligations. A list of interested persons is available in the Intranet for access by designated staff. Business units will also be reminded of their Chapter 9A obligations annually.
- New subsidiaries on incorporation or acquisition are informed of their obligations under Chapter 9A
- DBSH writes to its directors once a year for an update on their personal particulars for Chapter 9A monitoring

Regional exposure

DBSH Group has exposure to certain countries in the Asia Pacific region. Exposures as of December 31, 2001, 2000 and 1999 to Malaysia, Indonesia, Thailand, Korea and The Philippines (the "Regional Countries") and Hong Kong and China have been included.

The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

As of December 31, 2001, DBSH Group had assets in the Regional Countries, amounting to S$7,790.0 million or 5.1% of DBSH Group's total assets (2000: S$7,126.0 million or 6.4% of DBSH Group's total assets; 1999: S$9,114.0 million or 8.6% of DBSH Group's total assets). DBSH Group's exposures to Hong Kong and China were S$32,721.0 million or 21.6% of DBSH Group's total assets (2000: S$8,003.0 million or 7.2% of DBSH Group's total assets; 1999: S$7,453 million or 7.0% of DBSH Group's total assets).

The following tables set forth information with respect to DBSH Group's regional exposure as of the periods indicated:

Regional Countries as of December 31, 2001

In S$'million	Loans and debt securities					Less: Loans to/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	730	-	727	95	1,552	698	854	0.6%
Indonesia	161	31	291	38	521	76	445	0.3%
Thailand (excluding DTDB)	64	9	271	78	422	120	302	0.2%
Korea	1,002	194	464	7	1,667	116	1,551	1.1%
The Philippines	74	99	124	720	1,017	6	1,011	0.7%
SUB-TOTAL	2,031	333	1,877	938	5,179	1,016	4,163	2.8%
DTDB	61	286	3,186	95	3,628	1	3,627	2.4%
Total Regional Countries	**2,092**	**619**	**5,063**	**1,033**	**8,807**	**1,017**	**7,790**	**5.1%**
Hong Kong [2]	1,737	4,374	25,491	10,808	42,410	10,808	31,602	20.9%
China	746	28	930	2	1,706	587	1,119	0.7%
Total	**4,575**	**5,021**	**31,484**	**11,843**	**52,923**	**12,412**	**40,511**	**26.8%**

(1) Non-bank loans include loans to government and quasi-government entities.

(2) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

Regional Countries as of December 31, 2000

In S$'million	Loans and debt securities					Less: Loans to/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	664	34	645	48	1,391	576	815	0.8%
Indonesia	205	47	301	37	590	103	487	0.5%
Thailand (excluding DTDB)	53	9	302	17	381	25	356	0.3%
Korea	609	224	385	13	1,231	187	1,044	1.0%
The Philippines	271	137	511	694	1,613	258	1,354	1.3%
SUB-TOTAL	1,802	451	2,144	809	5,206	1,149	4,056	3.8%
DTDB	58	231	2,748	42	3,079	9	3,070	2.8%
Total Regional Countries	1,860	682	4,892	851	8,284	1,158	7,126	6.4%
Hong Kong[2]	783	202	6,226	1,015	8,226	1,320	6,906	6.2%
China	743	27	960	9	1,738	641	1,097	1.0%
Total	3,386	911	12,078	1,874	18,249	3,120	15,129	13.6%

(1) Non-bank loans include loans to government and quasi-government entities.

(2) Includes DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

Regional Countries as of December 31, 1999

In S$'million	Loans and debt securities					Less: Loans to/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	654	50	662	43	1,410	630	780	0.8%
Indonesia	347	122	578	12	1,059	167	892	0.9%
Thailand (excluding DTDB)	245	8	475	25	754	162	592	0.6%
Korea	410	126	438	9	983	230	753	0.7%
The Philippines	582	69	383	710	1,743	541	1,203	1.2%
SUB-TOTAL	2,238	375	2,536	799	5,948	1,729	4,219	4.1%
DTDB	82	301	4,463	59	4,906	12	4,895	4.6%
Total Regional Countries	2,320	676	7,000	859	10,855	1,741	9,114	8.6%
Hong Kong[2]	1,227	292	5,485	913	7,916	1,572	6,345	6.0%
China	713	8	1,008	2	1,732	624	1,108	1.0%
Total	4,260	976	13,493	1,773	20,503	3,936	16,566	15.6%

(1) Non-bank loans include loans to government and quasi-government entities.

(2) Includes DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

Asset quality

DBSH Group's total non-performing loans (NPLs) increased 2.3% to S$4,512.2 million as of December 31, 2001. DHG contributed S$744.0 million to the increase. DBSH Group's NPLs were S$4,410.5 million and S$8,149.0 million as of December 31, 2000 and 1999 respectively. The decline in NPLs in 2000 was mainly contributed by decrease in DTDB's NPLs (S$1,968.3 million – largely due to sale of S$1,223.1 million non-performing loans). In addition, NPLs for Singapore, Indonesia and Hong Kong also registered decreases. As of December 31, 2001, non-bank NPLs as a percentage of total non-bank loans stood at 5.7%, compared with 7.6% and 13.0% as of December 31, 2000 and December 31, 1999 respectively. This improvement reflects DBSH's continuous effort in managing its NPLs through combination of NPL resolution, recoveries, sales and write-offs.

Although the Group NPLs to total non-bank loans fell by 1.9%, the percentage of NPLs classified in the loss category increased to 21% compared with 12% as of December 31, 2000. This was mainly due to a weaker property market which affected the value of customer loan collateral value, as well as the deterioration in the credit quality of some loans given the general slowdown in the Singapore economy. Of the total S$4,512.2 million in NPLs as of December 31, 2001, 68% were in the substandard category, 11% in the doubtful and 21% in the loss category. Approximately 9% of the NPLs that had been classified as substandard were "performing" NPLs. These loans were classified due to weak financials although debt servicing was still current. NPLs to the Regional Countries (including those at DTDB) were S$1,635.0 million as of December 31, 2001, S$1,905.0 million as of December 31, 2000 and S$4,571.2 million as of December 31, 1999. Based on U.S. Securities and Exchange Commission (SEC) requirements, DBSH Group's NPLs as of December 31, 2001, 2000, and 1999 would have been S$3,724.0 million, S$3,723.6 million and S$6,801.4 million respectively.

Group Non-Performing Loans


S$'million
(%)
9,000
6,000
3,000
0
20
15
10
5
0
3,907
8.5
2,172
7,086
11.8
4,212
8,121
13.1
5,103
8,149
13.0
4,942
7,666
12.7
4,666
4,411
3,173
4,834
815
2,876
4,512
744
2,764
Jun
Dec
Jun
Dec
Jun
Dec
Jun
Dec
1998
1999
2000
2001
NBk NPL/NBk Loans
Dao Heng
DTDB
Others

Group Non-Performing Loans – by Loan Grading


Singapore
1,528
5RC
631
Others
348
DKOB
257
Dao Heng
744
DTDB
1,004
Total
4,512
0
1,000
2,000
3,000
4,000
5,000
S$'million
Substandard
Doubtful
Loss
DKOB – DBS Kwong On
RC – Regional countries

Regional non-performing loan data

The following table sets forth information with respect to the regional breakdown of DBSH Group's non-performing loans and the specific provisions associated as of the periods indicated:

Regional Non-performing Loan and the Specific Provisions associated data

As of December 31

In S$'million	2001 NPLs	2001 Specific Provisions	2000 NPLs	2000 Specific Provisions	1999 NPLs	1999 Specific Provisions
Malaysia	409	138	304	71	412	94
Indonesia	105	34	176	40	566	279
Thailand (excluding DTDB)	59	48	49	24	234	125
Korea	28	7	51	17	76	39
The Philippines	30	17	87	39	77	42
	631	244	667	191	1,365	579
DTDB	1,004	545	1,238	545	3,207	1,785
Total Regional Countries	1,635	789	1,905	736	4,571	2,364
Hong Kong	1,085	304	541	110	852	197
China	118	49	153	50	124	48
Total	2,838	1,142	2,599	896	5,547	2,609

Provisions associated with non-performing loan data

The following table sets forth information with respect to the breakdown of DBSH Group's non-performing loans and the associated specific provisions as of the periods indicated:

As of December 31

In S$'million	2001 Amounts	2001 Specific Provisions	2000 Amounts	2000 Specific Provisions	1999 Amounts	1999 Specific Provisions
Non-performing Loans						
Sub-standard	3,085	806	3,508	530	4,952	404
Doubtful	521	214	357	222	621	316
Loss	906	639	546	485	2,576	2,375
Total	4,512	1,659	4,411	1,237	8,149	3,095

Total cumulative specific and general provisions as of December 31, 2001 amounted to 143% of unsecured NPLs, and 60% of total NPLS (or 64% of total NPLs of S$4,241 million under the US SEC guidelines). Compared to December 31, 2000, total provisions had increased by 19%. The provision coverage as of December 31, 2000 was 130% of unsecured NPLs and 52% of total NPLs.

Based on MAS guidelines, Group loan loss reserve coverage for DBS Thai Danu (DTDB)'s NPLs was 72%. Included in the loan loss reserve is an amount of S$145 million set aside for possible valuation losses from foreclosure of properties taken in satisfaction of certain loan arrangement of DTDB. As of December, 2001, the foreclosed properties of DTDB amounted to S$324 million.

Group Cumulative Specific and General Provisions ("SP" and "GP")


S$'million
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
1,894
119.6
948
3,147
2,032
102.7
3,852
2,558
110.6
4,286
3,095
118.4
3,978
2,804
114.8
2,285.6
129.9
1,237
2,643
146.5
1,463
2,719
142.5
1,658
Jun
Dec
1998
Jun
Dec
1999
Jun
Dec
2000
Jun
Dec
2001
SP+GP/Unsecured NPLs
SP+GP/NPLs
GP
SP

Restructured non-performing loan data

The following table sets forth information with respect to the breakdown of DBSH Group's restructured non-performing loans as of the periods indicated:

	As of December 31		
In S$'million	2001	2000	1999
Non-Restructured	2,842	2,699	7,810
Restructured	1,670	1,712	969
Sub-standard	1,527	1,474	920
Doubtful	80	55	4
Loss	63	183	45
Total	4,512	4,411	8,149

Secured non-performing loan data and associated collaterals

The following table sets forth information with respect to the breakdown of the type of collateral held against DBSH Group's non-performing loans as of the periods indicated:

	As of December 31		
In S$'million	2001	2000	1999
Unsecured NPLs	1,908	1,760	3,619
Collateral type of secured NPLs	2,604	2,651	4,530
Properties	2,139	2,075	3,669
Shares and debentures	150	203	264
Vessels and aircraft	30	101	117
Fixed deposits	39	49	66
Others	246	223	414
Total	4,512	4,411	8,419

Funding Sources

Historically, DBSH Group has raised a substantial portion of its funding requirements from deposit-taking activities. In 2001, approximately 70.6% of its funding requirements were met by deposits.

Other major sources of funds include borrowings from offshore currency markets, domestic money markets in countries in which DBSH Group operates and has bilateral arrangements with financial institutions in various countries. DBS Bank has also obtained funds from public offering and private placements of debt instruments, as well as rights offerings. In March 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts. This was followed by the issuance of Tier II US$850 million subordinated term debts by DBS Bank.

Borrowings from commercial banks and other financial institutions have accounted for a relatively minor portion of DBSH Group's total domestic borrowings. However, DBSH Group meets a more significant portion of its foreign currency requirements from borrowings.

The following table sets forth a breakdown of DBSH Group's funding sources at periods indicated:

Funding Sources

	As of December 31		
In S$'million	2001	2000[1]	1999
Shareholders' funds	13,529	10,495	10,876
Customer deposits	106,771	80,720	82,268
Interbank liabilities	8,446	12,054	7,491
Other borrowings and other liabilities	22,548	7,959	5,830
Total	151,294	111,228	106,465

(1) Total funding excludes "Life fund liabilities to policyholders".

Capital Management

DBSH's capital management policies are to diversify its sources of capital, to allocate capital efficiently and to maintain a prudent relationship between the capital and the risks of its underlying business. DBSH Group monitors the capital adequacy position and monitors market conditions to determine desirability and timing of raising additional capital. In determining capital requirements, DBSH Group projects business growth, branch network expansion, capital investment plans, earnings and reserve requirements.

	As of December 31		
In S$'million	2001	2000	1999
Tier I Capital			
Paid ordinary/preference shares	1,538	1,307	1,325
Disclosed reserves/others	8,936	8,892	9,138
	10,474	10,199	10,463
Tier II Capital			
Asset revaluation reserves (1)	172	395	390
Cumulative general provisions	728	678	754
Subordinated debt	3,843	2,138	1,235
Deductions against capital (2)	248	–	–
	4,497	3,211	2,379
Total Capital	14,971	13,411	12,842
Risk weighted assets including market risks	85,892	70,963	66,790
Capital Adequacy Ratio (%)			
Tier I ratio	12.2	14.4	15.7
Tier II ratio	5.2	4.5	3.5
Total (Tier I & II) ratio	17.4	18.9	19.2

(1) After discount of 55% based on BIS guidelines.

(2) Includes capital deductions for certain investments.

Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.4%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.2% after deducting goodwill of S$5.2 billion in connection with the acquisitions of DHG and DBSV. However, the minority interest in DHG and DBSV were excluded from the capital adequacy computations.

Subordinated term debts and preference shares were issued in 2001 as part of the capital raising efforts to support the acquisitions strategy of the Group. In March 2001, DBS Bank through DBS Capital Funding Corporation (100% owned), issued US$725 million and S$100 million subordinated term debts, which qualified for Tier I capital treatment. This was followed by the issuance of Tier II US$850 million subordinated term debt and Tier I S$1,100 million preference shares in May 2001 by DBS Bank. To further strengthen the CAR, DBS Bank had synthetically securitized S$2.8 billion notional amount of corporate loans. The synthetic collateralized loan obligation allows DBS Bank to reduce the credit risk on the reference portfolio of corporate loans thereby reducing its risk weighted assets. In November 2001, DBS of raised Tier I capital via the issuance of new ordinary shares, totalling S$2.2 billion.

Total Liabilities

DBSH Group's total liabilities as of December 31, 2001 were S$137,765.1 million, an increase of 36.8% over its total liabilities as of December 31, 2000. The increase was mainly due to an increase in customer deposits largely contributed by acquisition of DHG. As of December 31, 2000, DBSH Group had total liabilities of S$100,713.3 million, a 5.4% increase over total liabilities as of December 31, 1999. The increase was mainly due to increases in interbank liabilities and subordinated term debt securities issued by both DBS Bank and DBS Thai Danu Bank in 2000, partially offset by a decline in customer deposits.

Customer deposits

As of December 31, 2001, DBSH Group's customer deposits were S$106,771.3 million as compared with S$80,720.5 million as of December 31, 2000, contributed by the acquisition of DHG.

As of December 31, 2000, DBSH Group's customer deposits were S$80,720.5 million as compared with S$82,268.3 million as of December 31, 1999, a decline of 1.9%. This was mainly attributable to declines in Singapore dollar deposits, reflecting the shift of funds from traditional deposit products (for example, fixed deposits) to other forms of investments such as investments in unit trusts and single premium plans.

The loan-to-deposit ratio was 63.9% for 2001 compared with 64.5% for 2000 and 66.1% for 1999.

Deposits Maturity Profile

The following table sets forth a breakdown of DBSH Group's customer deposits by the remaining maturity as of the periods indicated:

In S$'million	Repayable on demand	Less than 7 days	1 week to 1 month	1-3 months	3-12 months	Over 1 year	Total
December 31, 2001	53,682	9,064	25,276	10,951	6,951	847	106,771
December 31, 2000	46,178	5,191	16,997	6,910	4,940	504	80,720
December 31, 1999	46,885	-	22,500	7,944	4,709	230	82,268

Although DBSH Group's funding consists primarily of short-term deposits, its experience has been that its customers often roll over their deposits at maturity, historically providing DBSH Group with a stable source of long-term funds.

Balance Sheet Management

Liquidity

DBSH Group's objective in liquidity management is to ensure that there is sufficient liquidity to meet obligations under normal as well as adverse circumstances and take advantage of lending and investment opportunities as they arise. As part of its liquidity risk management, DBSH Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and continuous contingency planning.

The table below analyses assets and liabilities of DBSH Group into relevant maturity groupings as of December 31, 2001 based on the remaining period at balance sheet date to the contractual maturity date.

In S$'million	Repayable on demand	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No specific maturity	Total
Cash, and balances and placements with central banks and banks	4,151	7,786	10,805	9,665	11,726	543	27	11	–	44,714
Securities(1)	10,778	83	429	1,489	3,714	3,268	3,347	187	1,069	24,364
Loans to, and bills receivable from, non-bank customers	5,192	1,054	8,377	3,817	6,253	10,233	8,646	24,636	–	68,208
Other assets(2)	2,117	–	–	–	–	–	–	–	11,891	14,008
Total assets	22,238	8,923	19,611	14,971	21,693	14,044	12,020	24,834	12,960	151,294
Subordinated term debts	–	–	–	7	17	49	209	5,865	–	6,147
Deposits and balances of banks	318	2,246	2,459	2,098	1,325	–	–	–	–	8,446
Deposits and other accounts of non-bank customers	53,682	9,064	25,276	10,951	6,951	645	202	–	–	106,771
Other liabilities(3)	6,798	224	456	902	845	706	573	907	2,912	14,323
Total liabilities	60,798	11,534	28,191	13,958	9,138	1,400	984	6,772	2,912	135,687
Minority interests	–	–	–	–	–	–	–	–	2,078	2,078
Equity	–	–	–	–	–	–	–	–	13,529	13,529
Total liabilities and equity	60,798	11,534	28,191	13,958	9,138	1,400	984	6,772	18,519	151,294
Net liquidity gap	(38,560)	(2,611)	(8,580)	1,013	12,555	12,644	11,036	18,062	(5,559)	–

(1) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(2) Other assets include associated and joint venture companies, goodwill and intangible assets, fixed assets and other assets.

(3) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

Structural Interest Rate and Foreign Exchange Risks
DBSH Group uses financial instruments for asset and liability management purposes. Various instruments are used to manage DBSH Group's on-and off-balance sheet positions. These include interest rate swaps, options, futures and currency swaps. They are used to manage structural interest rate risk and foreign exchange exposure, including capital and those arising from foreign currency investment.

Structural interest rate risk arises from mismatches in the interest rate risk profile of customer loans and deposits. It relates to basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve movements and embedded optionality.

For foreign exchange management, the Group's objective is where possible to limit the effect of exchange rate movements on the Group's earnings. For foreign currency investments, the Group's general policy is to borrow fundable currencies. Non-fundable or illiquid currencies may be hedged using other instruments. Where appropriate; for currencies with high hedging costs or illiquidity of the market, alternative hedging strategies may be used.

Interest Rate Risk
The tables below summarise DBSH Group's exposure to interest rate risk as of December 31, 2001. Included in the table are the DBSH Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

In S$'million	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
Cash, and balances and placements with central banks and banks	8,397	10,805	9,693	11,744	497	38	3,540	44,714
Securities (1)	371	1,990	3,862	6,441	4,249	6,218	1,233	24,364
Loans to, and bills receivable from, non-bank customers	35,858	9,628	10,653	5,579	3,199	2,750	541	68,208
Other assets (2)	2,117	–	–	–	–	–	11,891	14,008
Total assets	46,743	22,423	24,208	23,764	7,945	9,006	17,205	151,294
Subordinated term debts	–	–	7	18	48	5,865	209	6,147
Deposits and balances of banks	2,564	2,459	2,098	1,325	–	–	–	8,446
Deposits and other accounts of non-bank customers	62,746	25,276	10,951	6,951	645	202	–	106,771
Other liabilities (3)	7,022	456	902	845	706	1,480	2,912	14,323
Total liabilities	72,332	28,191	13,958	9,139	1,399	7,547	3,121	135,687
Minority interests	–	–	–	–	–	–	2,078	2,078
Equity	–	–	–	–	–	–	13,529	13,529
Total liabilities and equity	72,332	28,191	13,958	9,139	1,399	7,547	18,728	151,294
On balance sheet interest sensitivity gap	**(25,589)**	**(5,768)**	**10,250**	**14,625**	**6,546**	**1,459**	**(1,523)**	–
Off-balance sheet interest sensitivity gap								
- Contingent liabilities	–	–	–	–	–	–	10,283	10,283
- Commitments	4,652	790	34,883	7,345	1,382	268	55	49,375
- Financial derivatives	7,292	38,337	83,054	64,108	2,457	563	216,343	412,154
	11,944	**39,127**	**117,937**	**71,453**	**3,839**	**831**	**226,681**	**471,812**

(1) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(2) Other assets include associated and joint venture companies, goodwill on consolidation, fixed assets and other assets.

(3) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

BY THE NUMBERS

For the Year Ended December 31

In S$'000	Note	2001	2000
Interest income		5,271,026	4,896,910
Less: Interest expense		3,014,183	2,857,539
Net interest income	5	2,256,843	2,039,371
Fee and commission income	6	639,170	508,474
Dividends	7	26,952	82,866
Rental income	8	36,173	32,106
Other income	9	585,907	268,188
Income before operating expenses	45	3,545,045	2,931,005
Less: Staff costs		865,494	613,221
Other operating expenses (excluding goodwill amortisation)		875,969	632,445
Goodwill amortisation	36	131,414	–
Total operating expenses	10	1,872,877	1,245,666
Operating profit		1,672,168	1,685,339
Less: Provision for possible loan losses and diminution in value of other assets	11	378,855	53,644
		1,293,313	1,631,695
Add: Share of profits less losses of			
– associated companies		67,091	43,132
– joint venture companies		2,968	–
Net profit before taxation		1,363,372	1,674,827
Less: Taxation	12	256,704	308,746
Share of taxation of associated companies		15,530	6,396
Share of taxation of joint venture companies		544	–
Net profit after taxation		1,090,594	1,359,685
Less: Minority interests			
– Equity		61,299	(29,161)
– Non-Equity		30,171	–
Net profit attributable to members	45	999,124	1,388,846
Earnings per ordinary share	13		
– Basic		78 Cents	113 Cents
– Fully diluted		74 Cents	107 Cents
Cash Basis Earnings per ordinary share	13		
– Basic		89 Cents	113 Cents
– Fully diluted		84 Cents	107 Cents

(see notes on pages 107 to 177, which form part of these financial statements)

In S$'000	Note	2001	2000
		As at December 31	
SHARE CAPITAL AND RESERVES			
Share capital	15	1,538,407	1,307,249
RESERVES			
Share premium account	16.1	1,957,905	6,809
Other reserve	16.2	4,271,017	4,273,129
Capital redemption reserve	16.3	28,410	28,410
Capital reserve	16.4	24,040	–
General reserve	16.5	1,821,220	1,755,105
Revenue reserve	16.6	3,888,148	3,124,048
		11,990,740	9,187,501
SHAREHOLDERS' FUNDS		13,529,147	10,494,750
MINORITY INTERESTS – EQUITY	17	978,281	(126,031)
MINORITY INTERESTS – NON-EQUITY	18	1,100,000	–
LIABILITIES			
Subordinated term debts	19, 40	6,147,105	2,508,460
Deposits and balances of banks	40	8,445,671	12,053,626
Deposits and other accounts of non-bank customers	21, 40	106,771,303	80,720,470
Other debt securities in issue	20	3,518,024	654,757
Other borrowings		824,723	648,652
Bills payable		394,827	407,394
Other liabilities	22	9,276,934	3,123,704
Current taxation		270,852	407,675
Deferred taxation	24	37,393	18,420
Proposed dividends		–	296,200
	40	151,294,260	111,208,077
Life fund liabilities to policyholders	25	–	1,288,855
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		151,294,260	112,496,932
MEMORANDUM ITEMS			
Contingent liabilities	37	10,282,834	8,674,419
Commitments	38	49,375,141	33,065,044
		59,657,975	41,739,463
Financial derivatives	39	412,153,916	176,193,717

(see notes on pages 107 to 177, which form part of these financial statements)

In S$'000	Note	As at December 31 2001	2000
ASSETS			
Cash, and balances and placements with central banks	40	**3,591,907**	5,145,019
Singapore Government securities and treasury bills	26	**9,185,729**	8,654,584
Trading securities	27	**10,777,888**	4,849,421
Balances, placements with, and loans and advances to banks	40	**41,122,612**	34,568,689
Bills receivable from non-bank customers	28, 40	**1,529,740**	992,391
Loans and advances to non-bank customers	28, 40	**66,678,264**	51,031,379
Investment securities	31	**4,399,608**	341,291
Other assets	32	**5,665,606**	3,277,847
Associated and joint venture companies	34	**558,343**	557,688
Goodwill and intangible assets	36	**5,124,210**	–
Fixed assets	35	**2,660,353**	1,789,768
	40, 45	**151,294,260**	111,208,077
Life fund net assets attributable to policyholders	25	**–**	1,288,855
TOTAL ASSETS		**151,294,260**	112,496,932

In S$'000	For the Year Ended December 31 2001	2000
Cash flows from operating activities		
Profit before taxation and minority interests	1,363,372	1,674,827
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of assets	378,855	53,644
Depreciation of fixed assets	168,705	135,996
Amortisation of goodwill	131,414	–
Share of associated and joint venture companies' profits	(70,059)	(43,132)
Profit on sale of fixed assets	(21,583)	(9,167)
Profit on sale of investment securities	(130,443)	(40,823)
Operating profit before changes in operating assets & liabilities	1,820,261	1,771,345
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	1,197,431	(1,547,839)
Deposits and balances of banks	(4,819,524)	4,563,017
Other liabilities including bills payable	(1,794,931)	886,080
(Increase)/Decrease in:		
Government securities and trading securities	429,377	(961,709)
Accounts receivable and other assets	1,343,286	(1,304,483)
Balances, placements with, and loans and advances, to other banks	1,164,751	(7,994,276)
Loans and advances to non- bank customers including bills receivable	342,746	2,398,747
Tax paid	(426,424)	(297,558)
Net cash used in operating activities (1)	(743,027)	(2,486,676)
Cash flows from investing activities		
Acquisition of new subsidiary companies (Note 33.8)	(7,432,827)	(365)
Disposal of subsidiary companies (Note 33.9)	365,316	2,460
Acquisition of additional interest in subsidiary companies	–	(31,927)
Dividends from associated companies	43,892	14,851
Purchase of fixed assets	(184,455)	(247,169)
Purchase of investment securities	(349,559)	(451,427)
Proceeds from sale of fixed assets	103,615	161,568
Proceeds from sale of investment securities	898,158	1,011,299
Net cash (used in)/ generated from investing activities (2)	(6,555,860)	459,290
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	2,180,142	(579,657)
Debt securities and borrowings	2,911,789	995,030
Funds from minority interests	16,578	116,087
Minority interests non-equity	1,099,743	–
Dividends paid	(458,016)	(298,315)
Net cash generated from financing activities (3)	5,750,236	233,145
Exchange translation adjustments (4)	(4,461)	(4,581)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	(1,553,112)	(1,798,822)
Cash, and balances and placements with central banks as at January 1	5,145,019	6,943,841
Cash, and balances and placements with central banks as at December 31	3,591,907	5,145,019

(see notes on pages 107 to 177 , which form part of these financial statements)

For the Year Ended December 31, 2001

In S$'000	Note	Ordinary Shares	Non-voting Convertible Preference Shares	Non-voting Redeemable Convertible Preference Shares	Total Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve
Balance at January 1, 2001 (restated)	16.6	1,215,661	25,113	66,475	1,307,249	6,809	4,273,129	28,410	–	1,755,105	3,419,637
Conversion of DBSH Non-voting CPS to ordinary shares	15.2 (5)	7	(7)		–						
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	15.2 (4)	1,287			1,287	9,061					
Issue of ordinary shares	15.2 (2 & 3)	229,871			229,871	1,964,944					
Expenses relating to issue of shares						(22,909)	(2,112)				
Net exchange translation adjustments during the year									(4,533)	72	
Appropriation from profit and loss account										66,043	(66,043)
Net profit attributable to members											999,124
Share of reserve arising from equity accounting											(1,872)
Final dividends paid on ordinary and preference shares for the previous year											(295,830)
Interim dividends paid on ordinary and preference shares for the current year											(138,295)
Goodwill transferred on disposal of subsidiary companies									28,573		(28,573)
Balance at December 31, 2001		1,446,826	25,106	66,475	1,538,407	1,957,905	4,271,017	28,410	24,040	1,821,220	3,888,148

(see notes on pages 107 to 177, which form part of these financial statements)

For the Year Ended December 31, 2000

In S$'000	Ordinary Shares	Non-voting Convertible Preference Shares	Non-voting Redeemable Convertible Preference Shares	Total Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve
Balance at January 1, 2000	1,177,845	146,983	–	1,324,828	4,967	4,273,129	–	170,984	1,634,921	3,466,969
Issue of ordinary shares as consideration for the restructuring of ICS as a subsidiary of DBSH	8,439			8,439	169,627					
Conversion of DBSH Non-voting CPS to ordinary shares	26,985	(26,985)		–						
Exercise of share options pursuant to the DBSH Share Option Scheme/ DBSH Share Option Plan	2,392			2,392	17,970					
Conversion of DBSH Non-voting CPS to DBSH Non-voting redeemable CPS		(94,885)	94,885	–						
Redemption of DBSH Non-voting redeemable CPS			(28,410)	(28,410)	(185,755)		28,410			(414,265)
Goodwill arising from acquisitions of subsidiary and associated companies								(150,669)		(761,504)
Net exchange translation adjustments during the year								(4,581)	–	
Capital reserve arising from equity accounting								(15,734)		
Appropriation from profit and loss account									120,184	(120,184)
Net profit attributable to members										1,388,846
Share of reserve arising from equity accounting										172
Additional dividends on proposed ordinary and preference shares made in previous year										(1,162)
Interim dividends on ordinary and preference shares										(139,235)
Proposed dividends on ordinary and preference shares										(295,589)
Balance at December 31, 2000	1,215,661	25,113	66,475	1,307,249	6,809	4,273,129	28,410	–	1,755,105	3,124,048

(see notes on pages 107 to 177, which form part of these financial statements)

In S$'000	Note	For the Year Ended December 31 2001	2000
INCOME			
Dividends	7	67,550	2,886,434
Interest income		18,868	19,169
Profit on disposal of subsidiary companies		80,648	–
Loss on redemption of bonds		(4)	–
INCOME BEFORE OPERATING EXPENSES		167,062	2,905,603
Less: Other operating expenses		1,455	729
TOTAL OPERATING EXPENSES		1,455	729
OPERATING PROFIT		165,607	2,904,874
Less: Provision for possible loan losses and diminution in value of other assets		10	–
NET PROFIT BEFORE TAXATION		165,597	2,904,874
Less: Taxation	12	21,732	707,105
NET PROFIT AFTER TAXATION		143,865	2,197,769
REVENUE RESERVE BROUGHT FORWARD			
– as previously reported		2,054,329	706,811
– effect of adopting SAS 31 in connection with accounting for dividends		295,589	–
REVENUE RESERVE BROUGHT FORWARD AS RESTATED		2,349,918	706,811
Add: Writeback of excess provision for preference dividend in previous year		–	2,235
Less: Under-provision of dividend on ordinary shares in prior year		–	3,397
Final dividend on ordinary shares of 16%, paid less income tax for the financial year ended December 31, 2000		146,975	–
Special dividend on ordinary shares of 15%, paid less income tax for the financial year ended December 31, 2000		137,791	–
Final dividend on DBSH non-voting CPS of 16%, paid less income tax for the financial year ended December 31, 2000		3,034	–
Final dividend on DBSH non-voting redeemable CPS of 16%, paid less income tax for the financial year ended December 31, 2000		8,030	–
Interim dividend on ordinary shares paid 14% (2000: 14%) less income tax		128,615	125,861
Interim dividend on non-voting convertible preference shares paid 14% (2000: 14%) less income tax		2,654	3,478
Interim dividend on non-voting redeemable convertible preference shares paid 14% (2000: 14%) less income tax		7,026	9,896
Proposed final dividend on ordinary shares Nil (2000: 16%) less income tax		–	146,851
Proposed special dividend on ordinary shares Nil (2000: 15%) less income tax		–	137,674
Proposed final dividend on non-voting convertible preference shares Nil (2000: 16%) less income tax		–	3,034
Proposed final dividend on non-voting redeemable convertible preference shares Nil (2000: 16%) less income tax		–	8,030
Redemption of non-voting redeemable convertible preference shares		–	414,265
REVENUE RESERVES CARRIED FORWARD		2,059,658	2,054,329

(see related notes on pages 107 to 177, which form part of these financial statements)

		For the Year Ended December 31	
In S$'000	Note	2001	2000
NON-CURRENT ASSETS			
Subsidiary companies	33.1	5,588,931	3,697,153
CURRENT ASSETS			
Other assets		11,129	–
TOTAL ASSETS		5,600,060	3,697,153
Deferred taxation		21	19
CURRENT LIABILITIES			
Other liabilities		10,766	784
Current taxation		4,893	3,964
Proposed dividends		–	295,589
TOTAL LIABILITIES		15,680	300,356
NET ASSETS		5,584,380	3,396,797
SHARE CAPITAL AND RESERVES			
Share capital	15.1	1,538,407	1,307,249
Share premium account	16.1	1,957,905	6,809
Capital redemption reserve	16.3	28,410	28,410
Revenue reserve		2,059,658	2,054,329
TOTAL SHAREHOLDERS' FUNDS		5,584,380	3,396,797

(see related notes on pages 107 to 177, which form part of these financial statements)

These notes form an integral part of and should be read in conjunction with the consolidated financial statements.

1. GENERAL

The consolidated financial statements are expressed in Singapore dollars. DBS Group Holdings Ltd ("DBSH") is domiciled in Singapore and is principally an investment holding company. The principal activities of the subsidiary companies of DBSH are disclosed in Notes 33.2 and 33.3.

The registered office of DBS Group Holdings Ltd is located at 6 Shenton Way, DBS Building Tower One, Singapore 068809. At December 31, 2001, DBSH and its subsidiary companies ("DBSH Group") employed 13,157 (2000: 11,190) staff.

Key details of The Development Bank of Singapore Ltd ("DBS Bank")'s financial statements are included as supplementary information to these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by DBSH and its subsidiary companies and, except where noted, are consistent with those applied in the previous financial year. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

2.1 BASIS OF PRESENTATION

These financial statements of DBSH Group are prepared in accordance with the historical cost convention, modified by the revaluation of certain treasury instruments to market value. These financial statements are prepared in accordance with and comply with Singapore Companies Act and Singapore Statements of Accounting Standard ("SAS").

In 2001, DBSH Group adopted the following SAS:

SAS 8 (2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (2000)	Events Occurring after the Balance Sheet Date
SAS 17 (2000)	Employee Benefits
SAS 22 (2000)	Business Combinations
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments – Disclosure and Presentation
SAS 34	Intangible Assets
SAS 35	Discontinuing Operations
SAS 36	Impairment of Assets

2.2 BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of DBSH and its subsidiary companies. These subsidiary companies are companies in which DBSH has an interest of over 50% in the issued share capital at balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included from the date of acquisition or to the date of disposal except for those investments that are excluded for reasons as disclosed in Note 33.2. Intercompany balances and transactions and resulting unrealised profits or losses are eliminated in full on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by DBSH.

Interpretation of Statement of Accounting Standard ("INT") 5, "Consolidation: Special Purpose Entities ("SPE")" requires that SPEs be consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The implementation of INT 5 has resulted in the consolidation of certain SPEs established in the ordinary course of the Group's business. The names of these SPEs are disclosed in Note 33.4.

2.3 GOODWILL

Goodwill may arise on the acquisition of subsidiary companies and business undertakings. It represents the excess of the consideration of the acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary companies or business undertakings at the date of acquisition.

In accordance with SAS 22 (2000), goodwill on acquisition of subsidiary companies and business undertakings acquired after January 1, 2001, is reported in the balance sheet as an intangible asset and will be amortised using the straight-line method over a maximum period of 20 years or its useful life, whichever is the lower.

On the acquisition of a foreign subsidiary company, goodwill arising is determined initially in the applicable foreign currency and will be translated into Singapore dollars at the exchange rate prevailing at the date of acquisition. The goodwill in Singapore dollars determined at the date of acquisition is the carrying value which will be subsequently amortised.

The carrying value of goodwill is reviewed periodically or when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

Prior to SAS 22 (2000), the accounting policy was to write off goodwill directly to reserves in the year of acquisition. The transitional arrangement of SAS 22 (2000) allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly to reserves prior to SAS 22 (2000) will be written back and reflected in the profit and loss account.

2.4 SUBSIDIARY COMPANIES AND ASSOCIATED COMPANIES

Investments in subsidiary companies (as defined in Note 2.2) and associated companies are stated in the financial statements of DBSH and its subsidiary companies at cost less provision for diminution in value, except where such diminution is temporary.

Associated companies are companies in which DBSH Group has a long-term equity interest of between 20% and 50% and over whose financial decisions and operating policies DBSH Group exercises significant influence.

DBSH Group's share of the results of its associated companies is included in the consolidated profit and loss account. DBSH Group's share of the post acquisition reserves of its associated companies is included in the net book values of its investments in associated companies in the consolidated balance sheet except for those investments that are excluded for reasons as disclosed in Note 34.3.

The results of the associated companies are taken from the latest audited accounts or unaudited management accounts of the associated companies concerned, prepared up to dates not more than six months prior to the end of the financial year of DBSH Group. Where the accounting policies of the associated companies do not conform to those of DBSH Group, appropriate adjustments are made in the consolidated financial statements if the amounts involved are material to DBSH Group.

Unrealised gains on transactions between DBSH Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated companies.

2.5 JOINT VENTURE COMPANIES

A joint venture is a contractual arrangement whereby DBSH Group and its joint venture partners undertake an economic activity which is subject to control, and none of the parties involved unilaterally has control over the economic activity.

Investments in joint venture companies are stated in the financial statements of DBSH and its subsidiary companies at cost less provision for diminution in value, except where such diminution is temporary.

DBSH Group's share of the results of its joint venture companies is included in the consolidated profit and loss account. DBSH Group's share of the post acquisition reserves of its joint venture companies is included in the net book values of its investments in joint venture companies in the consolidated balance sheet.

The results of the joint venture companies are taken from the latest audited accounts or unaudited management accounts of the joint venture companies concerned, prepared up to dates not more than six months prior to the end of the financial year of DBSH Group. Where the accounting policies of the joint venture companies do not conform to those of DBSH Group, appropriate adjustments are made in the consolidated financial statements if the amounts involved are material to DBSH Group.

2.6 FOREIGN CURRENCIES

Amounts receivable and payable in foreign currencies are translated into Singapore dollars at the exchange rates ruling at balance sheet date and transactions during the year are translated at the exchange rates ruling at the transaction dates. The financial statements of foreign subsidiary companies and branch operations are translated into Singapore dollars at the exchange rates ruling at balance sheet date. All exchange differences are taken up in the consolidated profit and loss account except for translation differences on opening net investments in foreign subsidiary companies and branches regarded as foreign entities (as defined in Statement of Accounting Standard 20), and the related foreign currency borrowings designated as hedges, which are taken directly to reserves.

2.7 TREASURY RELATED OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The accounting treatment applied to treasury related off-balance sheet financial instruments, including forwards, swaps, futures and options, is based upon the intention for entering into the transactions as elaborated below.

2.7.1 NON-TRADING TRANSACTIONS

Derivatives may be used to hedge interest rate, exchange rate or price exposures that are inherent in the assets and liabilities of DBSH Group.

The criteria required for a derivative instrument to be classified as a designated hedge are:

(i) the derivative instrument must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cashflows being hedged and which results from potential movements in interest rates, exchange rates and market values; and

(ii) there is adequate evidence of the intention to hedge. Linkage with the underlying risk inherent in the assets, liabilities, other positions or cashflows being hedged, must be established at the outset of the transaction.

Profits and losses on derivatives entered into for specifically designated hedging purposes against assets, liabilities, other positions or cashflows measured on an accrual accounting basis are included in the related category of income or expense in the profit and loss account on the same basis as that arising from the underlying hedging transactions.

Hedging transactions, which have been superseded, cease to be effective or are terminated prior to the end of the life of the assets, liabilities, other positions or cashflows being hedged, are measured at fair value. Any profit or loss arising is deferred and amortised as interest income or expense in the profit and loss account over the remaining life of the items previously being hedged.

When the underlying assets, liabilities, other positions or cashflows are terminated prior to the hedging transactions, or anticipated transactions are no longer likely to occur, the hedging transactions are measured on a fair value accounting basis prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income and expense in the profit and loss account relating to the previously hedged transactions.

2.7.2 TRADING TRANSACTIONS

Derivative transactions which do not meet the criteria to be designated as hedges are deemed to be trading transactions. Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivatives entered into as trading transactions are measured at fair value and the resultant profits and losses are taken up in the profit and loss account under "Other income". Unrealised valuation gains or losses are included in "Other assets" or "Other liabilities" respectively.

2.7.3 VALUATION ADJUSTMENTS FOR TRADING INSTRUMENTS

All financial and derivative instruments entered into for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Where mid prices are used, a bid-offer spread adjustment will be made to ensure that all long positions are marked to bid prices and short positions to offer prices. In addition, where appropriate, a liquidity adjustment is made when a market price may not be achievable as a result of certain material positions held by the Group and is recognised as a charge to the profit and loss account as they arise as part of "Other income" and included in "Other assets" in the balance sheet.

2.7.4 NETTING AGREEMENTS

DBSH Group enters into master netting agreements with counterparties whenever possible. Master netting agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will be terminated and all amounts outstanding will be settled on a net basis.

Transactions with positive fair values are netted against transactions with negative fair values where DBSH Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.

2.8 BASIS OF VALUATION OF ASSETS

2.8.1 LOANS AND ADVANCES

Loans and advances include housing loans, term loans, money market loans to corporates, overdrafts, bills financing, credit card advances, etc. These are carried at recoverable amounts i.e., outstanding balances after deduction of provisions for bad and doubtful debts.

Collateral is obtained if, based on an evaluation of the customer's credit worthiness, it is considered necessary for the customer's overall borrowing facility. Some of the assets typically accepted as collateral are cash deposits, receivables, inventories, plant and equipment, real estate and investments.

2.8.1.1 NON-PERFORMING LOANS

Loans are classified into non-performing grades (*Substandard*, *Doubtful* or *Loss*) under the following conditions:

Substandard – A *Substandard* grade is appropriate when well-defined weakness or weaknesses jeopardize the orderly repayment of debt. A credit that is 90 days past due or a restructured loan (Note 2.8.1.2) would be classified as substandard or worse.

Doubtful – A *Doubtful* grade is appropriate when full repayment of outstanding debt appears questionable and there is likely to be a loss, the exact amount of which cannot be determined as yet.

Loss – A *Loss* grade is appropriate when a credit is considered uncollectible or is of such little value that its continuance as a booked asset is unwarranted.

DBSH Group also applies a split classification (*Substandard/Loss*) in some instances, generally for weak credits where realization of collateral security or unencumbered assets is anticipated as the only source of repayment. In such cases, the realizable portion of the loan is classified as *Substandard* while the unrealizable portion is classified as *Loss*.

2.8.1.2 RESTRUCTURED LOANS

Loans are classified as restructured when concessions are granted to the original terms for reasons related to the financial difficulties of the borrower. A *Restructured Loan* is generally graded as *Substandard* or worse. *Restructured Loans* are not returned to performing status until specific conditions have been met, including there being no longer any reasonable doubt regarding the timely collection of principal and interest and there having been a reasonable period of sustained performance under the restructured terms.

2.8.1.3 PROVISION FOR LOAN LOSSES

Provision for loan losses comprise specific provisions against certain loans and advances and a general provision on total loans and advances.

A specific provision is made when a loan is classified as Substandard or worse and there is insufficient collateral security or other unencumbered assets available to repay loans in full. Specific provisions are based on several factors including: loan amount, other commitments to the borrower, the borrower's payment history and business prospects, collateral value, and the estimated costs to obtain repayment. The actual percentage provided depends on management's judgement and whether the loan is graded "*Substandard*", "*Doubtful*", or "*Loss*". *Substandard* loans will generally have a specific provision of 10 to 49% of the unsecured principal amount. *Doubtful* loans will typically have a specific provision of 50% to less than 100% of the unsecured principal amount, and *Loss* grade loans are provisioned at 100% of the unsecured principal amount. Interest on *Substandard* and worse loans is provisioned at 100% of the accrued amount.

General provisions are maintained for losses that can reasonably be expected to arise, based on historical experience, from the existing overall loan portfolio over its remaining life but which are not yet identifiable. In determining the level of general provision, reference is also made to country conditions, the composition of the portfolio and industry practices.

In the case of loans managed on an individual basis, bad debts are written off against provisions when recovery action has been instituted and the losses can be determined with reasonable certainty. For loans managed on a portfolio basis, unsecured bad debts are written off against provisions when amounts owing are 180 days past due while secured bad debts are written off to provisions when the collateral has been disposed of or sold. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

2.8.2 DEBT SECURITIES AND EQUITIES

2.8.2.1 SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

Singapore Government securities and treasury bills are stated at cost (adjusted for amortisation of premium or discount) less provision. Provision is made based on the shortfall between cost and market value determined on an aggregate portfolio basis and is recognised as a charge to the profit and loss account as they arise.

2.8.2.2 TRADING SECURITIES

Other government securities and treasury bills, equities and debt securities held for trading purposes are stated at cost (adjusted for amortisation of premium or discount) less provision. Provision is made based on the shortfall between cost and market value determined on an aggregate portfolio basis and is recognised as a charge to the profit and loss account as they arise. Where the market price may not be achievable as a result of operating in illiquid markets, appropriate adjustments to the market value are made.

2.8.2.3 INVESTMENT SECURITIES

Investments in other equities and debt securities held for investment purposes are stated at cost less provision. Provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary and is recognised as a charge to the profit and loss account as they arise.

2.8.3 FORECLOSED PROPERTIES

Foreclosed properties are movable and immovable properties acquired in full or partial satisfaction of debts, and are accounted for at the lower of cost or market value on an individual asset basis. The shortfall between the prevailing market value of the foreclosed asset and the related loan outstanding is recognised as a loss in the profit and loss account in the year the foreclosed properties are taken over in satisfaction of the debt. Market value is based on the appraised value of an independent appraiser less selling costs. The excess of the cost over the market value is recognised as a loss in the profit and loss account. Gains or losses on disposals of such properties are recognized in the profit and loss account at the date of disposal.

2.8.4 PROVISIONS FOR OTHER ASSETS AND BANKING RISKS

Specific and general provisions are made against other assets and banking risks not covered by Note 2.8.1 and 2.8.2 above so as to reduce them to their estimated realisable values.

2.8.5 FIXED ASSETS

All fixed assets are initially recorded at cost. Where the carrying amount of an asset is greater than its recoverable amount, a specific provision will be made for impairment.

2.9 REPURCHASE AND REVERSE REPURCHASE AGREEMENTS ("REPOS" AND "REVERSE REPOS")

Repos are treated as collaterised borrowing and the amount borrowed is shown as a liability, and included in deposits and balances of banks. The securities sold under repos are treated as pledged assets and remain on the balance sheet as an asset, included in Singapore Government securities and treasury bills (Note 26), and Trading Securities (Note 27). Reverse repos are treated as collateralised lending and the amount lent is shown as an asset, and included in balances, placements with, and loans and advances to banks. The difference between the amount received and the amount paid under repos, and reverse repos is amortised as interest expense and interest income respectively on a straight-line basis.

2.10 *RECOGNITION OF INCOME*

2.10.1 INTEREST INCOME

Interest income is recognised on an accrual basis. Interest on hire purchase and lease finance is brought into the profit and loss account by apportioning interest charges over the periods of agreements, using the sum of digits method (The Rule of 78) for fixed interest rate financing quoted on a flat basis. For Local Enterprise Finance, Regionalisation Finance and Resource Productivity Scheme loans and other hire purchase loans, interest is computed based on the annuity method.

Interest earned but not received on non-performing loans is not recognised as income in the profit and loss account until receipt. All interest accrued previously and recognised in the profit and loss account is reversed from interest income once a loan is classified as non-performing.

2.10.2 FEE AND COMMISSION INCOME

Fee income relating to loans and guarantees is recognised over the period during which the related service is provided or credit risk is undertaken. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related interest income is recognised.

All brokerage contracts thereon are taken up in the financial statements on transaction date.

2.10.3 DIVIDENDS

Dividends from equities are recognised when declared payable.

2.10.4 PREMIUMS AND DISCOUNTS

Amortisation of premiums and accretion of discounts are recognised as interest expense or interest income over the life of the asset or liability.

2.11 REMUNERATION, EQUITY COMPENSATION AND SHARE OPTION PLANS

DBSH Group has adopted a total compensation package that consists of base pay, cash bonuses, other staff-related allowances and long-term incentive schemes/plans. These long-term incentives are the DBSH Share Ownership Scheme, the DBSH Performance Share Plan, the DBSH Employee Share Plan, the DBSH Share Option Scheme and the DBSH Share Option Plan. The details of these share schemes/plans are described in the Directors' report and Note 14.

Remuneration expenses on base pay, cash bonuses, contributions to the Central Provident Fund ("CPF"), other staff-related allowances and contributions to the DBSH Share Ownership Scheme are recognised in the consolidated profit and loss account once incurred.

For the DBSH Performance Share Plan and the DBSH Employee Share Plan, a trust account is set up for each share plan to hold the shares purchased from the open market. The shares purchased are recorded as "Other assets" in the consolidated balance sheet. Remuneration expenses are recognised in the consolidated profit and loss account over the relevant performance period when the shares are awarded.

Options granted under the DBSH Share Option Scheme and the DBSH Share Option Plan are not recognised as remuneration expenses.

2.12 OPERATING LEASES

Operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period when termination takes place.

2.13 DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation. The basis of depreciation is as follows:

2.13.1 Leasehold land, where the balance of the leasehold period is 100 years or less, is amortised over the remaining period of the lease. No amortisation is made on freehold land and on leasehold land where the unexpired lease period is more than 100 years.

2.13.2 Buildings, excluding plant and machinery installed therein, are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the period of the respective leases, whichever is shorter.

2.12.3 Other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Plant and machinery	5 – 15 years
Computer and office equipment	1 – 10 years
Furniture and fittings	1 – 10 years

The estimated useful lives of these fixed assets are assessed on a periodic basis to ensure that they continue to be appropriate.

2.14 TAXATION

The taxation charged to the profit and loss account represents tax at the current rate based on taxable profits earned during the financial year. Deferred taxation in the balance sheet, computed based on the liability method, represents tax at current rates on the timing differences between accounting income and taxable income. Timing differences are principally in respect of depreciation.

2.15 PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.16 SHARE CAPITAL

Ordinary shares, non-voting convertible preference shares and non-voting redeemable convertible preference shares with discretionary dividends are classified as equity. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Dividends on ordinary shares are recognised in equity in the year in which they are declared.

2.17 BORROWING, INCLUDING REDEEMABLE PREFERENCE SHARES

SAS 32, "Financial Instruments : Disclosures and Presentation", effective for DBSH Group for the year ended December 31, 2001, requires DBSH as an issuer of a financial instrument to classify the instrument either as a liability or equity in accordance with the substance of the contractual arrangement on initial recognition. As a consequence, preference shares, which are redeemable on a specific date or at the option of the shareholder or and carry non-discretionary dividend obligations, are classified as long-term liabilities under such circumstances. The dividends on these preference shares are recognised in the profit and loss account as interest expense.

2.18 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with the central banks.

2.19 COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in the presentation in the current year. Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised or new SAS which DBSH Group have implemented in 2001. With the exception of SAS 31 (see Note 16.8), there are no significant changes in the accounting policies that affect operating profit resulting from the adoption of the revised or new standards in these consolidated financial statements.

2.20 RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

	Accounting Standards	Adoption date
SAS 12	Revised, Income Taxes	Financial periods commencing on or after April 1, 2001
SAS 37	Information reflecting the Effects of Changing Prices	Financial periods commencing on or after April 1, 2001
SAS 38	Financial Reporting in Hyperinflationary Economies	Financial periods commencing on or after April 1, 2001
SAS 33	Financial Instruments: Recognition and Measurement	Deferred until further notice

The implementation of the above standards is not expected to have a material impact on the financial statements of DBSH and the DBSH Group except for the following:

SAS 33, Financial Instruments: Recognition and Measurement

In July 2000, the Institute of Certified Public Accountants of Singapore ("ICPAS") issued SAS 33, "Financial Instruments: Recognition and Measurement". The implementation date has been deferred until further notice in an announcement by ICPAS in January 2002.

The adoption of SAS 33 is expected to have a material impact on certain financial assets and liabilities including long-term debt. An opening adjustment to Revenue Reserves will also be required, representing unrealised gains or losses on financial assets recorded as available for sale, and derivatives designated as cash flow hedges.

3. SEGMENTAL PRESENTATION

The business segment results are prepared based on information and data generated from the Group's internal financial reporting system as adjusted to reflect the organisation's management reporting structure. The worldwide activities of DBSH Group are highly integrated and accordingly, it is not possible to present segment information without making internal allocations, some of which are necessarily subjective. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

Unless otherwise stated, the analyses of geographical segments are generally based on the location of the office recording the transactions.

Descriptions of business and geographical segments are set out in Note 45.

4. ACCOUNTING PRESENTATION

The disclosures made in the following notes to the consolidated financial statements are intended to comply with the requirements of the Singapore Companies Act as well as the SAS. In addition, the disclosures on net structural currency exposure is presented voluntarily as part of the disclosures of risk management policies with the view of enhancing the understanding of financial statement users.

5. NET INTEREST INCOME AND MARGIN

Interest income comprises interest arising from various types of lending activities and includes interest on debt securities.

Interest expense comprises interest incurred on deposits and debt securities, and borrowings from financial institutions and other sources.

	DBSH Group					
	2001			2000		
In S$'million	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Interest bearing assets	120,656	5,271	4.37	101,020	4,897	4.85
Non-interest bearing assets	11,823	–	–	6,732	–	–
Total assets	132,479			107,752		
Interest bearing liabilities	114,522	3,014	2.63	94,038	2,858	3.04
Non-interest bearing liabilities	6,447	–	–	2,842	–	–
Total liabilities	120,969			96,880		
Net interest income		2,257			2,039	
Net interest income as a % of *average interest bearing assets*			1.87			2.02

Average balances are calculated on a monthly average basis.

Interest bearing assets comprise cash, balances and placements with central banks; balances, placements with, and loans and advances to banks; and loans and advances to non-bank customers including bills receivable; and debt securities held. Non-interest bearing assets comprise equity investments, fixed assets, accrued interest receivable, sundry debtors, revaluation of financial instruments, sundry deposits and prepayments, and goodwill and intangible assets.

Interest bearing liabilities comprise subordinated term debts, deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities issued and other borrowings. Non-interest bearing liabilities comprise accrued operating expenses, sundry creditors, balances arising from revaluation of financial instruments and interest and other income received in advance.

6. FEE AND COMMISSION INCOME

Fee and commission income comprises the following:

	DBSH Group	
In S$'000	2001	2000
Trade finance fees	**109,560**	75,126
Deposit-related	**93,547**	60,342
Credit cards	**82,351**	33,340
Loan-related	**80,770**	50,809
Investment banking	**78,267**	97,861
Stockbroking	**72,715**	77,286
Fund management	**71,771**	61,732
Guarantees	**29,128**	25,886
Others	**21,061**	26,092
Total	**639,170**	508,474

7. DIVIDENDS

Dividends reflected in DBSH include income received from DBS Bank and The Insurance Corporation of Singapore Limited.

Dividends reflected in DBSH Group (DBSH and its subsidiary companies) include gross dividend income from trading and non-trading equity investments.

8. RENTAL INCOME

Rental income represents income on the tenanted areas of the buildings owned by DBSH's subsidiary companies.

9. OTHER INCOME

Other income comprises the following:

In S$'000	DBSH Group 2001	2000
Net gains on		
– Foreign exchange	229,825	118,994
– Debt securities and derivatives	94,085	23,022
– Singapore Government securities	79,918	32,954
Net gains on disposal of investment securities		
– Disposal of The Insurance Corporation of Singapore (ICS) shares net of related expenses (Note 33.6.3)	120,071	–
– Others	10,372	40,823
Net loss on trading equities	(1,242)	(560)
Net gains on disposal of fixed assets	21,583	9,167
Underwriting income from insurance business (Note 33.6.3)	3,427	23,500
Others	27,868	20,288
Total	585,907	268,188

Net gains on foreign exchange includes gains and losses from spot and forward contracts, options, futures and translation of foreign currency assets and liabilities.

Net gains on debt securities and derivatives income includes the gains and losses from market making in fixed income instruments, interest rate and currency swaps, options and other derivatives as well as money market instruments.

The net gains on disposal of fixed assets includes a S$31,242,000 gain arising from the sale of DBS Securities Building.

In 2000, the accretion of premium amounting to S$11,361,000, which is related to call options on covered warrants, as well as the premium realised upon the exercise of the covered warrants by the warrant holders, were included in net gains on sale of trading equities. The accretion of premium was calculated on a straight-line basis over the life of the options. The amount was nil for 2001.

10. OPERATING EXPENSES

In S$'000	DBSH Group 2001	2000
Staff costs	865,494	613,221
Technology-related expenses	206,088	132,367
Occupancy expenses	200,084	147,384
Goodwill amortisation (Note 36)	131,414	–
Revenue-related expenses	86,626	67,999
Office administration expenses	80,912	53,394
Professional & consultancy fees	54,613	72,514
Restructuring and integration costs (Note 23)	40,445	–
Other expenses	207,201	158,787
Total operating expenses	1,872,877	1,245,666

10.1 Staff costs include salaries, bonuses, contributions to the Central Provident Fund, and all other staff-related expenses (Note 2.11). Contributions to the Central Provident Fund was S$43,321,000 (2000: S$29,725,000).

10.2 Technology-related expenses include depreciation, hire and maintenance of computer hardware and software, and other computer-related expenses.

Occupancy expenses include amounts incurred in the maintenance and service of buildings owned by DBSH's subsidiary companies, rental and depreciation expenses of office and branch premises, and other occupancy expenses.

Revenue-related expenses include commission and brokerage expenses, and other expenses directly related to revenue generation.

Office administration expenses include postages, printing & stationery, telecommunication and office equipment expenses.

Professional and consultancy fees include fees paid to consultants for DBSH Group's various initiatives, legal fees and other professional fees.

Other expenses include product and corporate image advertising, notification, security guard expenses and other general expenses.

10.3 The restructuring and integration costs of S$40,445,000 in 2001 are due to the restructuring of Dao Heng Bank Group Limited (S$18,780,000), DBS Kwong On Bank Limited (S$4,900,000) and DBS Vickers Securities Holdings Pte Ltd (S$16,765,000). These costs are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

10.4 Operating expenses include the following:

	DBSH		DBSH Group	
In S$'000	**2001**	2000	**2001**	2000
(1) Directors' fees and remuneration	**516**	614	**28,283**	19,745
Remuneration of DBSH's directors (a)	**–**	–	**16,802[1]**	11,541
Remuneration of directors of subsidiary companies of DBSH Group	**–**	–	**10,378**	7,074
Fees of DBSH's directors (a)	**516**	614	**596**	703
Fees of directors of subsidiary companies of DBSH Group		–	**507**	427
(2) Auditors' remuneration	**70**	70	**9,235**	6,464
Audit fees				
– PwC [2] Singapore	**70**	70	**1,659**	2,096
– Other auditors including associated firms of PwC Singapore	**–**	–	**3,251**	1,737
Fees for non-audit services [3]				
– PwC Singapore	**–**	–	**3,349**	2,218
– Other auditors including associated firms of PwC Singapore	**–**	–	**976**	413
(3) Depreciation of fixed assets (Note 35)	**–**	–	**168,705**	135,996
Premises and other properties	**–**	–	**60,096**	51,562
Computer and office equipment, furniture and fittings and other fixed assets	**–**	–	**108,609**	84,434
(4) Maintenance and hire of fixed assets including buildings	**–**	–	**118,561**	71,315
(5) Rental of premises	**–**	–	**81,154**	55,025

1 This includes a special bonus payment made to Mr John T. Olds upon his retirement from the Board of Directors on May 12, 2001. It was granted in the absence of any sign-on bonus or allocation of stock options at the commencement of his employment on August 11, 1998.

2 PricewaterhouseCoopers

3 *Fees are mainly for services provided for specific projects closely related to audit activities such as due diligence on merger and acquisition projects.*

(a) The number of directors of DBSH, including those appointed and resigned/retired during the year, in each of the remuneration bands is as follows:

	2001*	2000*
S$500,000 and above	**3**	2
S$250,000 to S$499,999	**–**	–
Below S$250,000	**10**	9
Total	**13**	11

* Includes remuneration paid to DBSH directors in their capacity as DBS Bank employees.

11. PROVISION FOR POSSIBLE LOAN LOSSES AND DIMINUTION IN VALUE OF OTHER ASSETS

The charge to the profit and loss account is analysed as follows:

In S$'000	DBSH Group 2001	2000
Specific provision for loans (Note 29)	233,969	19,936
Specific provision for diminution in value of investments and other assets (Note 30)	104,628	32,135
Release of general provision for loans (Note 29)	(64,195)	(62,492)
(Release)/Provision of general provision for diminution in value of investments and other assets (Note 30)	(531)	702
Provision for contingencies and other banking risks (Note 30)	104,984	63,363
– Fixed assets	88,611	60,644
– Others	16,373	2,719
Total	378,855	53,644

The release of general provision for loans is due to a reduction of regional exposure to Indonesia, Thailand and The Philippines.

12. TAXATION

In S$'000	DBSH Group 2001	2000
Taxation charge in respect of profit for the financial year:		
Current taxation	237,731	305,089
Deferred taxation (Note 24)	18,973	3,657
Total	256,704	308,746

The taxation charge on the profit for the year is lower than that derived by applying the statutory income tax rate of 24.5%. This is principally because profit arising from DBS Bank Asian Currency Unit offshore transactions is subject to tax at a concessionary rate of 10%.

The taxation charge of DBSH relates mainly to tax deducted at source in relation to dividend income from DBS Bank and The Insurance Corporation of Singapore Limited and tax on interest income.

13. EARNINGS PER ORDINARY SHARE

13.1 Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the year. For "Cash Basis" earnings per share, the impact of goodwill amortisation was excluded from net profit attributable to members.

In S$'000	DBSH Group 2001	2000
Weighted average number of ordinary shares in issue ('000) (a)	1,248,626	1,204,068
Net profit attributable to members	999,124	1,388,846
Less: Preference dividends	20,744	24,438
Net profit attributable to members after adjustment of preference dividends (b)	978,380	1,364,408
Add: Goodwill amortisation	131,414	–
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (cash basis) (c)	1,109,794	1,364,408
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	78	113
Cash Basis – Basic Earnings Per Ordinary Share (Cents) (c)/(a)	89	113

13.2 For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the financial year) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In S$'000	DBSH Group 2001	DBSH Group 2000
Weighted average number of ordinary shares in issue	**1,248,626**	1,204,068
Dilutive effect of share options	**1,056**	2,488
Full conversion of DBSH Non-voting CPS	**25,106**	25,113
Full conversion of DBSH Non-voting redeemable CPS	**66,475**	66,475
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,341,263**	1,298,144

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'000	DBSH Group 2001	DBSH Group 2000
Net profit attributable to members	**999,124**	1,388,846
Less: Preference dividends	**20,744**	24,438
Net profit attributable to members after adjustment of preference dividends	**978,380**	1,364,408
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	**5,687**	6,511
(ii) Full conversion of DBSH Non-voting redeemable CPS	**15,057**	17,927
Adjusted net profit attributable to members (b)	**999,124**	1,388,846
Add: Goodwill amortisation	**131,414**	–
Cash Basis – Adjusted net profit attributable to members (c)	**1,130,538**	1,388,846
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**74**	107
Cash Basis – Diluted Earnings Per Ordinary Share (Cents) (c)/(a)	**84**	107

14. SHARE OPTIONS AND SHARE PLANS

14.1 DBSH SHARE OWNERSHIP SCHEME

The DBSH Share Ownership Scheme (the "SOS") is a fund set up to hold units of DBSH ordinary shares and is administered by DBS Trustee Ltd, a wholly-owned subsidiary company of DBS Bank. All confirmed employees with at least one year of service and who are not participating in the DBSH Share Option Plan/Scheme are eligible to contribute up to 10% of their monthly base pay to buy units of DBSH ordinary shares. DBSH Group will top up 50% of the employee's contribution as additional incentive to the employee. These share units are traded at a prorated open market price.

Details of the DBSH ordinary shares held by DBS Trustee Ltd pursuant to the DBSH Share Ownership Scheme are as follows:

	Number of DBSH ordinary shares 2001	Number of DBSH ordinary shares 2000	Market value of DBSH ordinary shares (S$'000) 2001	Market value of DBSH ordinary shares (S$'000) 2000
At beginning of the year	**2,321,029**	2,368,029	**45,260**	64,647
At end of the year	**2,807,529**	2,321,029	**38,463**	45,260

14.2 DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme (the "Option Scheme") was adopted by the shareholders of DBSH at an Extraordinary General Meeting held on September 18, 1999, to replace the DBS Bank Share Option Scheme (the "DBS Bank Option Scheme") previously implemented by DBS Bank, following the restructuring of DBS Bank as a wholly-owned subsidiary of DBSH.

The Option Scheme was terminated on October 18, 1999, and the outstanding existing unexercised options (the "DBSH Options") will continue to remain valid until the date of expiration of the relevant DBSH Options.

The movement of the unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding existing unexercised options (the "DBSH Options") will continue to remain valid until the date of expiration of the relevant DBSH Options.

DBSH Options	Number of unissued ordinary shares	During the year		Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
	Jan 1, 2001	Exercised	Lapsed	Dec 31, 2001		
1996	709,701	699,145	10,556	–	S$8.02	May 8, 2001
1997	1,444,207	280,595	–	1,163,612	S$7.29	May 5, 2002
1998	1,408,344	263,200	–	1,145,144	S$7.69	April 7, 2003
	3,562,252	1,242,940	10,556	2,308,756		

Ordinary shares of DBSH of par value S$1.00 issued upon exercise of share options during the year ended December 31, 2001 yielded the following proceeds, at the following market value:

In S$'000	2001	2000
Ordinary share capital – at par	1,243	2,217
Share premium	8,434	15,478
Proceeds	9,677	17,695
Market value, at exercise date, of shares issued	19,831	48,014

14.3 DBSH SHARE OPTION PLAN

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of DBSH.

The Option plan gives option holder the right to purchase DBSH ordinary shares at a pre-determined price ("Subscription price"). The proportion of the total number of share options that is exercisable may be subject to a schedule.

The number of share options granted will depend, inter-alia, on DBSH Group's performance as well as the performance of the individual.

The movement of the unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH options granted under the Option Plan were as follows:

DBSH Options	Number of unissued ordinary shares Jan 1, 2001	During the year Granted	Exercised	Lapsed	Number of unissued ordinary shares Dec 31, 2001	Subscription price per ordinary share	Date of expiration
1999	4,651,276	–	43,927	229,991	4,377,358	S$15.30	July 27, 2009
March 2000	1,887,000	–	–	136,200	1,750,800	S$20.87	March 5, 2010
July 2000	1,251,000	–	–	62,200	1,188,800	S$22.33	July 26, 2010
March 2001	–	13,913,000	–	820,000	13,093,000	S$17.70	March 14, 2011
June 2001	–	21,000	–	–	21,000	S$14.76	May 31, 2011
August 2001	–	1,682,000	–	–	1,682,000	S$12.93	July 31, 2011
	7,789,276	15,616,000	43,927	1,248,391	22,112,958		

Ordinary shares of DBSH of par value S$1.00 issued upon exercise of share options during the year yielded the following proceeds, at the following market value:

In S$'000	2001	2000
Ordinary share capital – at par	**44**	175
Share premium	**628**	2,497
Proceeds	**672**	2,672
Market value, at exercise date, of shares issued	**818**	3,671

14.4 DBSH PERFORMANCE SHARE PLAN

The DBSH Performance Share Plan (the "PSP") is a stock-based plan where DBSH ordinary shares are given free to eligible employees.

The number of shares awarded is based on DBSH Group's 3-year period performance (e.g., 1999, 2000, and 2001) as well as the performance of the individual. At the start of the 3-year performance period, an eligible employee will be advised on the number of DBSH ordinary shares that he could receive at the end of the performance period, which is based on his demonstrated performance. At the end of the 3-year performance period, the final payout will be based on DBSH Group's performance vis-à-vis target performance levels measured by Return on Equity ("ROE"). The payout could be in the form of shares or a combination of cash and shares. The payout from the PSP could range from a minimum of 50% to a maximum of 200% of the number of performance shares that have been initially awarded. The minimum payout is subject to the absolute discretion of the Compensation Committee.

During the financial year, 2,378,420 shares were awarded to selected employees pursuant to the DBSH Performance Share Plan.

14.5 DBSH EMPLOYEE SHARE PLAN

The DBSH Employee Share Plan (the "Employee Share Plan") is intended to cater to all employees of the DBSH Group and associated companies of the DBSH Group over which DBSH has control who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

Participants will receive ordinary shares of DBSH ("DBSH shares") free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met. Participants will be allocated DBSH shares acquired from the market in accordance with guidelines established by DBSH. In respect of each financial year, DBSH will determine the performance targets applicable and the number of DBSH shares to be allocated to each participant or category of participants upon the attainment of such targets. Upon the attainment of the prescribed performance targets, the DBSH shares will be vested with the participants on terms and conditions to be determined by DBSH.

The Employee Share Plan may be altered from time to time at the absolute discretion of DBSH.

During the financial year, no shares were granted under the Employee Share Plan.

15. SHARE CAPITAL

15.1 The share capital of DBSH at December 31, 2001, is as follows:

In S$'000	DBSH 2001	2000
Authorised		
4,000,000,000 ordinary shares of S$1 each (Note 15.2(1))	4,000,000	2,000,000
500,000,000 non-voting convertible preference shares of S$1 each	500,000	500,000
500,000,000 non-voting redeemable convertible preference shares of S$1 each	500,000	500,000
	1,000,000	1,000,000
Issued and fully paid-up		
1,446,825,612 (2000: 1,215,661,271) ordinary shares of S$1 each	1,446,826	1,215,661
25,106,101 (2000: 25,112,719) non-voting convertible preference shares of S$1 each	25,106	25,113
66,475,374 (2000: 66,475,374) non-voting redeemable convertible preference shares of S$1 each	66,475	66,475
Total Issued and Paid-up Share Capital of DBSH	1,538,407	1,307,249

15.2 (1) On August 6, 2001, DBSH increased its authorised share capital by S$2,000,000,000 through the creation of 2,000,000,000 ordinary shares of par value S$1.00 each.

(2) On November 9, 2001, DBSH issued 110,416,667 ordinary shares of par value S$1.00 each at an issued price of S$9.60 per share for cash, amounting to S$1,060,000,003, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(3) On November 13, 2001, DBSH issued 119,454,189 ordinary shares of par value S$1.00 each at an issued price of S$9.50 per share for cash, amounting to S$1,134,814,796, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(4) During the financial year, pursuant to the DBSH Share Option Scheme (the "Option Scheme") and DBSH Share Option Plan (the "Option Plan"), DBSH issued 1,286,867 ordinary shares of par value S$1.00 each, fully paid in cash upon the exercise of the options granted.

(5) During the financial year, DBSH issued 6,618 ordinary shares of par value S$1.00 each, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

16. RESERVES

16.1 SHARE PREMIUM ACCOUNT

In S$'000	DBSH Group 2001	2000
Balance at January 1	6,809	4,967
Issue of ordinary shares (Note 15.2 (2) and (3))	1,964,944	–
Exercise of share options pursuant to the DBSH Share Option Scheme and DBSH Share Option Plan [Note 15.2 (4)]	9,061	17,970
Expenses relating to issue of shares	(22,909)	–
Issue of ordinary shares as consideration for the restructuring of The Insurance Corporation of Singapore Limited as a subsidiary of DBSH	–	169,627
Redemption of DBSH Non-voting redeemable convertible preference shares	–	(185,755)
Balance at December 31	1,957,905	6,809

16.2 OTHER RESERVE

Other reserve relates to the share premium of DBS Bank prior to the restructuring of ~~DBS~~ Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on June 26, 1999. This reserve is capital in nature and is non-distributable.

In S$'000	DBSH Group 2001	2000
Balance at January 1	**4,273,129**	4,273,129
Expenses relating to issue of shares	**(2,112)**	–
Balance at December 31	**4,271,017**	4,273,129

16.3 CAPITAL REDEMPTION RESERVE

The capital redemption reserve arises out of the redemption of 28,410,000 Non-voting redeemable convertible preference shares of par value S$1.00 each by way of capital reduction in 2000. This reserve is non-distributable.

In S$'000	DBSH Group 2001	2000
Balance at January 1	**28,410**	–
Redemption of DBSH Non-voting redeemable convertible preference shares	–	28,410
Balance at December 31	**28,410**	28,410

16.4 CAPITAL RESERVE

The capital reserve comprises net exchange translation adjustments arising from translation differences on opening net investments in foreign subsidiaries and branches, and the related foreign currency borrowings designated as a hedge, and any goodwill or reserve arising from acquisition of subsidiary companies, associated companies and business undertakings, prior to January 1, 2001.

In S$'000	DBSH Group 2001	2000
Balance at January 1	–	170,984
Net exchange translation adjustments during the year	**(4,533)**	(4,581)
Goodwill written back on disposal of subsidiary companies	**28,573**	–
Capital reserve arising from equity accounting	–	(15,734)
Goodwill arising from acquisitions of subsidiary and associated companies	–	(150,669)
Balance at December 31	**24,040**	–

Prior to SAS 22 (2000), the accounting policy was to write off goodwill directly to reserves in the year of acquisition. The transitional arrangements of SAS 22 (2000) allows this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly to reserves prior to SAS 22 (2000) will be written back and reflected in the profit and loss account.

16.5 GENERAL RESERVE

The movement in general reserve relates to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations. This reserve is non-distributable.

In S$'000	DBSH Group 2001	2000
RESERVE FUND		
Balance at January 1	**1,755,105**	1,634,921
Net exchange translation adjustments during the year	**72**	–
Appropriation from profit and loss account (Note 16.6)	**66,043**	120,184
Balance at December 31	**1,821,220**	1,755,105

16.6 REVENUE RESERVE

In S$'000	DBSH Group 2001	2000
Balance at January 1		
– as previously reported	3,124,048	3,466,969
– effect of adopting SAS 31 in connection with accounting for dividends (Note 16.8)	295,589	–
Balance at January 1 as restated	3,419,637	3,466,969
Net profit attributable to members	999,124	1,388,846
Writeback of excess provision for preference dividend in prior year	–	2,235
Share of reserve arising from equity accounting	(1,872)	172
Goodwill arising from acquisitions of subsidiary and associated companies	–	(761,504)
Under-provision of dividend on ordinary shares in prior year	–	(3,397)
Redemption of DBSH non-voting redeemable convertible preference shares (CPS)	–	(414,265)
Transfer to general reserve (Note 16.5)	(66,043)	(120,184)
Goodwill transferred from capital reserve on disposal of subsidiary companies	(28,573)	–
	(96,488)	(1,296,943)
Amount available for distribution	4,322,273	3,558,872
Less: Final dividend on ordinary shares of 16%, paid less income tax for the financial year ended December 31, 2000	146,976	–
Special dividend on ordinary shares of 15%, paid less income tax for the financial year ended December 31, 2000	137,790	–
Final dividend on DBSH non-voting CPS of 16%, paid less income tax for the financial year ended December 31, 2000	3,034	–
Final dividend on DBSH non-voting redeemable CPS of 16%, paid less income tax for the financial year ended December 31, 2000	8,030	–
Interim dividend on ordinary shares paid 14% (2000:14%) less income tax	128,615	125,861
Interim dividend on DBSH non-voting CPS paid 14% (2000: 14%) less income tax	2,654	3,478
Interim dividend on DBSH non-voting redeemable CPS paid 14% (2000: 14%) less income tax	7,026	9,896
Proposed final dividend on ordinary shares NIL% (2000: 16%) less income tax	–	146,851
Proposed special dividend on ordinary shares NIL% (2000: 15%) less income tax	–	137,674
Proposed final dividend on DBSH non-voting CPS NIL% (2000: 16%) less income tax	–	3,034
Proposed final dividend on DBSH non-voting redeemable CPS NIL% (2000: 16%) less income tax	–	8,030
Balance at December 31	3,888,148	3,124,048

Prior to SAS 22 (2000), the accounting policy was to write off goodwill directly to reserve in the year of acquisition. The transitional arrangement of SAS 22 (2000) allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly to reserves prior to SAS 22 (2000) will be written back and reflected in the profit and loss account.

16.7 DIVIDEND PROPOSED

Set out below are the dividend proposed for the financial year ended December 31, 2001. These financial statements do not reflect the dividend payable, which will be accounted for in the Shareholders' Funds as an appropriation of revenue reserves in the year ending December 31, 2002.

In S$'000	DBSH Group 2001
(i) Proposed final dividend on ordinary shares of 16% less income tax	174,777
(ii) Proposed final dividend on DBSH non-voting CPS of 16% less income tax	3,033
(iii) Proposed final dividend on DBSH non-voting redeemable CPS of 16% less income tax	8,030
	185,840

16.8 EFFECTS OF ADOPTING SAS 31

SAS 31 requires dividend to be accrued in the financial statements only when declared and not when proposed.

Following the adoption of SAS 31, the following amounts had been adjusted to the revenue reserves at January 1, 2001. The comparative information has not been restated.

	DBSH Group	
In S$'000	2001	2000
Dividend	295,589	–

17. MINORITY INTERESTS – EQUITY

The equity minority interests of DBSH Group represent the interest of third parties in the equity shares of the Group's subsidiary companies and are as follows:

		DBSH Group	
In S$'million	Note	2001	2000
DBS Diamond Holdings Ltd	17.1	870	–
DBS Group Holdings (Hong Kong) Ltd		130	117
DBS Thai Danu Bank Public Company Limited	17.2	(277)	(278)
DBS Vickers Securities Holdings Pte Ltd	17.1	228	–
Other subsidiaries		27	35
		978	(126)

The balances above included the effect of foreign exchange fluctuations.

17.1 DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. Further details are disclosed in Notes 33.6.1, 33.6.2 and 39.

DBS Diamond Holdings Ltd

As noted in Note 33.6.1, the DBSH Group financial statements include the results of Dao Heng Bank Group Limited ("DHG") from June 29, 2001, the date when DBS Bank gained control of DHG via its subsidiary company, DBS Diamond Holdings Ltd ("DDH").

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, DBS Bank has a Call Option which gives DBS Bank the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

Under the Cash and Share Option (Option B), DBS Bank is subject to a Put Option provision. Under the Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

All shareholders of DDH are entitled to receive a dividend of not less than 45% of the net profits earned by DDH for each six-month period ended June 30 or December 31 except where DHG may breach the liquidity or capital adequacy requirements imposed on it under the Hong Kong Banking Ordinance. The dividend is to be calculated based on earnings (applying the same accounting principles of DHG before the date of the Joint Announcement) from carrying on of business in the ordinary course with practice applicable prior to the date of the Joint Announcement, and disregarding the effect of any changes attributable to restructuring adjustments or other exceptional matters, including goodwill and transfer pricing. Holders of the options do not receive any other shareholder rights.

Should either of the options be exercised by DBS Bank or the DDH minority interest, DBS Bank would be required to pay an amount of HK$15,327.1 million (S$3,637.0 million) within 5 days of the exercise date of the options.

DBS Vickers Securities Holdings Pte Ltd
As noted in Note 33.6.2, the DBSH Group financial statements include the results of DBS Vickers Securities Holdings Pte Ltd ("DBSV") from September 12, 2001.

The minority interest of DBSV have a Put Option exercisable on September 12, 2003 at a price of S$0.90 per Option Share and 3.1 per cent per annum on the value of the option (S$0.90) compounded annually. Subject to an amount which the Board of DBSV may consider necessary for (i) the appropriation of prudent and proper reserves, (ii) the retention out of profits of funds to meet the working capital requirements and to finance growth of the DBSV Group, and (iii) the requirements as to capital adequacy, solvency or otherwise of the DBSV Group, DBSV shall distribute to shareholders 35% of the net profits after tax for each year ended December 31. The holder of the Put Option does not receive any other shareholder rights.

Should the Put Option be exercised by the minority interest, DBS Bank would be required to pay an amount of S$321.6 million on September 12, 2003.

DBS Bank accounts for the above options as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares are acquired. The financial impact of these options being exercised is set forth in Note 39.

17.2 The balance in respect of DBS Thai Danu Bank Public Company Limited ("DTDB") is a debit balance. A debit minority interest balance arises where the losses applicable to the minority in the consolidated subsidiary company exceed the minority's share of the equity of that company.

The published financial statements of DTDB are prepared under Thai Generally Accepted Accounting Principles ("GAAP") and show that DTDB has positive net assets. However, the amounts consolidated in the DBSH accounts for DTDB are prepared under Singapore GAAP. There are significant differences in accounting for loan provisions* and certain equity instruments under Thai and Singapore regulatory guidelines and consequently, when Singapore guidelines are applied to the minority's share of DTDB's net assets, a debit balance arises. Such debit balance continue to exist although DTDB has posted a profit for the year as such profits are insufficient to offset the translation loss arising on consolidation of DTDB's results.

The Board of Directors and management has determined that it has no legal or commercial obligation to provide financing in respect of any accumulated losses attributable to the minority interest of DTDB. They have also considered the DTDB minority interest's ability to contribute capital as and when such requirements are appropriate.

Singapore Statement of Accounting Standard 26 ("SAS 26"), "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" prescribes conditions for debit minority interest balances. In addition to the above considerations, the company is required to obtain a binding obligation from the minority. In this case, this condition is not applicable, as the circumstances which create the minority interest debit balance do not apply to the published financial statements of DTDB under Thai GAAP, which show a positive net asset position.

* There is a difference in regulatory guidelines for recording bad and doubtful debt provisions in DTDB in Thailand and DBSH Group in Singapore. The higher debt provisions carried in DBSH Group's accounts are not represented by actual crystallized losses or provisions at DTDB at this point in time. But it reflects the losses which would also be borne by the minority should the provisions recorded in DBSH's accounts crystallize as losses in DTDB's accounts.

18. MINORITY INTERESTS - NON-EQUITY

Non-equity minority interests are preference shares held by third parties in a subsidiary company of DBSH Group.

Non-equity minority interests comprise S$1,100 million 6% non-cumulative non-convertible perpetual preference shares, of par value of S$0.01 and a liquidation preference of S$100 each, issued by its subsidiary company, DBS Bank, on May 28, 2001. This qualifies as Tier I capital for the calculation of DBSH Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi-annually on May 15 and November 15 at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to May 15, 2011, and thereafter on February 15, May 15, August 15 and November 15 in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate plus 2.28%.

19. SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiary companies of DBSH Group are classified as liabilities in accordance with SAS 32. Certain of these instruments qualify as Hybrid Tier I or Tier II capital for capital adequacy purposes.

Subordinated term debts relate to junior or secondary long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

19.1 UNDATED SUBORDINATED TERM DEBTS

The following is a summary of the undated subordinated term debts outstanding at December 31:

				DBSH Group	
In S$'000			Note	2001	2000
Face Value		*Issue Date*			
Issued by DBS Capital Funding Corporation					
US$725m	7.657% Non-Cumulative Guaranteed Preference Shares, Series A	Mar 21, 2001	(a)	**1,340,315**	–
S$100m	5.35% Non-Cumulative Guaranteed Preference Shares, Series B	Mar 21, 2001	(a)	**100,000**	–
Issued by DBS Thai Danu Bank Public Company Limited					
THB5,000m	Fixed Rate Perpetual Subordinated Debentures No.1	Jun 3, 1999	(b)	**209,410**	199,811
Total Undated Subordinated Term Debts				**1,649,725**	199,811

(a) Singapore Statement of Accounting Standard 32, "Financial Instruments : Disclosures and Presentation" which is effective for financial statements covering periods beginning on or after October 1, 2000, requires the issuer of a financial instrument to classify the instrument either as a liability or equity in accordance with the substance of the contractual arrangement on initial recognition. As a consequence, these preference shares, which will convert into a floating coupon at the end of 10 years that is considered sufficiently higher than market rate would indirectly cause the Group to redeem these preference shares. As such, they have been accounted for as long-term liabilities under such circumstances. The dividends on these preference shares are recognised in the income statement as interest expense.

These preference shares have two series; Series A and Series B each has a liquidation preference of US$1,000 and S$10,000 respectively. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). The fixed rate funding for Series A has been converted to floating rate at three-month LIBOR + 1.9364%. In computing DBSH Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier I capital.

(b) DBS Thai Danu Bank Public Company Limited ("DTDB") issued 50,000 Class A Preference Shares at par value of Baht 10 each together with non-detachable 50,000 perpetual Subordinated Debentures ("Subordinated Debenture No. 1") at par value of Baht 100,000 each. The Subordinated Debenture No. 1 carries a coupon rate of 15% per annum. Interest is payable semi-annually subject to dividends being paid on the Class A Preference Shares. DTDB has an option to pay the full or part of the interest. Interest not paid in any year shall not be accrued for the succeeding year. The Subordinated Debenture No. 1 is perpetual and will be due upon liquidation of DTDB.

19.2 DATED SUBORDINATED TERM DEBTS

The following is a summary of the dated subordinated term debts outstanding at December 31:

In S$'000				Note	DBSH Group 2001	DBSH Group 2000
Face Value		*Issue Date*	*Maturity Date*			
Issued by DBS Bank						
US$750m	7 7/8% Subordinated Notes	Aug 10, 1999	Aug 10, 2009	(a)	1,387,763	1,299,563
US$500m	7 7/8% Subordinated Notes	Apr 15, 2000	Apr 15, 2010	(b)	925,175	866,375
US$850m	7 1/8% Subordinated Notes	May 15, 2001	May 15, 2011	(c)	1,571,793	–
Issued by DBS Thai Danu Bank Public Company Limited						
THB500m	Floating Rate Subordinated term debt	Jan 29, 1993	Jan 29, 2001	(d)	–	19,985
THB6,791m	Subordinated Debentures No.2	Jun 3, 1999	May 28, 2006	(e)	72,564	69,285
THB1,077m	4.25% Fixed Rate Subordinated term debt	Jan 18, 2000	Jan 17, 2010	(f)	45,117	43,049
THB260m	3.50% Fixed Rate Subordinated term debt	Dec 28, 2000	Dec 27, 2010	(g)	10,892	10,392
Issued by Dao Heng Bank Limited						
US$350m	7.75% Fixed Rate Subordinated term debt	Jan 24, 1997	Jan 24, 2007	(h)	484,076	–
Total					4,497,380	2,308,649
Repayable:						
– Less than one year					24,754	43,635
– Over one year					4,472,626	2,265,014
Total Dated Subordinated Term Debts					4,497,380	2,308,649
Total Subordinated Term Debts					6,147,105	2,508,460

(a) Interest is payable semi-annually on February 10 and August 10 commencing February 10, 2000. The fixed rate funding has been converted to floating rate at three-month London Interbank Offered Rate ("LIBOR") + 1.0475% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(b) Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.485%, fixing in arrears via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(c) Interest is payable semi-annually on May 15 and November 15 commencing November 15, 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

(d) Interest was payable semi-annually at DTDB's six-month average minimum overdraft rate.

(e) DTDB issued Subordinated Debenture No 2/1 to 2/29 ("Subordinated Debenture No. 2") at par value of Baht 100,000 each with varying maturity dates. A series of Subordinated Debenture No. 2 will mature every 3 months on the respective dates stated in the prospectus until May 28, 2006. The face value of the Subordinated Debentures No. 2 totalled Baht 6,791 million and was issued at a discount.

(f) Interest is payable annually at a fixed rate of 4.25%.

(g) Interest is payable annually at a fixed rate of 3.5%.

(h) Interest is payable semi-annually on January 24 and July 24, commencing July 24, 1997. Subsequent to the issue, Dao Heng Bank Limited repurchased and cancelled part of the Fixed Rate Subordinated term debt. At December 31, 2001, the outstanding amount of the term debt is US$261,620,000.

20. OTHER DEBT SECURITIES IN ISSUE

The following is a summary of the other debt securities in issue at December 31:

20.1 NEGOTIABLE CERTIFICATES OF DEPOSITS

In S$'000				DBSH Group 2001	DBSH Group 2000
Face Value	*Interest Rate and Repayment Terms*	*Issue Date*	*Maturity Date*		
Issued by DBS Bank					
HK$100m	10.255%, payable quarterly	Jan 5, 1998	Jan 5, 2001	–	22,216
HK$100m	8.75%, payable quarterly	May 6, 1998	Feb 12, 2001	–	22,216
HK$100m	7.565%, payable quarterly	Jun 25, 1999	Jun 25, 2001	–	22,216
HK$100m	10.10%, payable quarterly	Jan 5, 1998	Jul 5, 2001	–	22,216
HK$100m	7.38%, payable yearly	Jul 5, 2000	Jul 5, 2002	**23,730**	22,215
HK$150m	5.18%, payable quarterly	Apr 10, 2001	Jun 16, 2003	**35,594**	–
HK$60m	5.17%, payable quarterly	Apr 23, 2001	Dec 30, 2002	**14,238**	–
HK$5m	3.00%, payable yearly	Nov 2, 2001	Nov 3, 2003	**1,187**	–
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.30%, payable quarterly	Mar 19, 1999	Mar 19, 2002	**23,729**	22,216
HK$100m	1-mth interbank offer rate for HK$ deposits + 0.40%, payable monthly	Mar 22, 1999	Mar 22, 2002	**23,729**	22,216
HK$100m	1-mth interbank offer rate for HK$ deposits + 0.40%, payable monthly	Mar 26, 1999	Mar 26, 2002	**23,729**	22,216
HK$50m	1-mth interbank offer rate for HK$ deposits + 0.30%, payable monthly	Mar 26, 1999	Mar 26, 2002	**11,865**	11,108
HK$150m	1-mth interbank offer rate for HK$ deposits + 0.18%, payable monthly	Jun 5, 2000	Jun 5, 2002	**35,594**	33,323
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.20%, payable monthly	Jul 12, 2000	Jul 12, 2002	**23,729**	22,215
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.18%, payable monthly	Jun 15, 2000	Jun 16, 2003	**23,729**	22,215
Issued by DBS Kwong On Bank Limited					
HK$900m	1-mth Hibor* + 0.10%, payable monthly	Jul 26, 2000	Jul 25, 2001	–	199,940
HK$300m	1-mth Hibor*+ 0.30%, payable monthly	Jul 26, 2000	Jul 28, 2003	**71,188**	66,647

In S$'000				DBSH Group 2001	2000
Face Value	*Interest Rate and Repayment Terms*	*Issue Date*	*Maturity Date*		
Issued by DBS China Square Ltd					
S$100m	3-mth interbank offer rate for S$ deposits + variable margin, payable quarterly	Nov 15, 1996	Nov 15, 2001	–	76,000
S$103m	3-mth interbank offer rate for S$ deposits + variable margin, payable quarterly	Nov 30, 2001	Nov 30, 2006	103,000	–
Issued by Dao Heng Bank Limited					
HK$200m	5.50%, payable yearly	Jan 23, 2001	Jan 23, 2002	47,459	–
HK$43m	5.00%, payable quarterly	Feb 5, 2001	Feb 5, 2002	10,204	–
HK$200m	7.47%, payable quarterly	Feb 22, 2000	Feb 22, 2002	47,459	–
HK$75m	7.28%, payable quarterly	Mar 30, 2000	Mar 29, 2002	17,797	–
HK$100m	7.55%, payable yearly	May 4, 2000	May 6, 2002	23,729	–
HK$50m	5.01%, payable quarterly	Apr 27, 2001	Jul 26, 2002	11,865	–
HK$200m	7.84%, payable quarterly	Jul 27, 1999	Jul 29, 2002	47,459	–
HK$303m	8.05%, payable quarterly	Jul 27, 1999	Jul 29, 2002	71,900	–
HK$50m	7.82%, payable quarterly	Sep 29, 1999	Sep 30, 2002	11,865	–
HK$20m	4.38%, payable quarterly	May 28, 2001	Oct 28, 2002	4,746	–
HK$5m	7.95%, payable quarterly	Nov 16, 2002	Nov 18, 2002	1,186	–
US$3m	2.08%, payable quarterly	Nov 28, 2001	Nov 29, 2002	5,551	–
HK$50m	5.10%, payable quarterly	Apr 20, 2001	Dec 20, 2002	11,865	–
HK$50m	7.39%, payable quarterly	Jul 5, 2000	Jul 7, 2003	11,865	–
HK$20m	4.75%, payable yearly	Jul 26, 2001	Jul 28, 2003	4,746	–
HK$5m	4.49%, payable quarterly	Sep 10, 2001	Sep 10, 2004	1,186	–
HK$5m	3.74%, payable quarterly	Sep 28, 2001	Sep 28, 2004	1,186	–
HK$5m	3.30%, payable quarterly	Oct 12, 2001	Oct 12, 2004	1,186	–
HK$200m	8.30%, payable quarterly	Sep 14, 1999	Sep 14, 2004	47,459	–
HK$100m	8.65%, payable yearly	Nov 3, 1999	Nov 3, 2004	23,729	–
HK$130m	8.40%, payable yearly	Nov 30, 1999	Nov 30, 2004	30,848	–
HK$150m	7.85%, payable quarterly	Mar 7, 2000	Mar 7, 2005	35,594	–
HK$50m	8.00%, payable quarterly	Mar 8, 2000	Mar 8, 2005	11,865	–
HK$6.5m	4.45%, payable quarterly	Oct 10, 2001	Oct 10, 2006	1,542	–
HK$100m	8.34%, payable quarterly	May 10, 2000	Nov 12, 2007	23,729	–
HK$50m	3-mth Hibor* + 0.16%, payable quarterly	Jan 12, 2001	Jan 11, 2002	11,865	–
Issued by Dao Heng Bank Limited					
HK$100m	3-mth Hibor* + 0.45%, payable quarterly	Jan 28, 2000	Jan 28, 2002	23,729	–
HK$24m	3-mth Hibor* + 0.12%, payable quarterly	Feb 15, 2001	Feb 15, 2002	5,695	–
HK$30m	3-mth Hibor* + 0.30%, payable quarterly	Mar 10, 2000	Mar 11, 2002	7,119	–
HK$10m	1-mth Hibor* + 0.12%, payable monthly	Apr 27, 2001	Apr 29, 2002	2,373	–
HK$220m	1-mth Hibor* + 0.80%, payable monthly	Oct 22, 1999	Oct 22, 2002	52,204	–
HK$100m	3-mth Hibor* + 0.20%, payable quarterly	Oct 31, 2000	Oct 31, 2002	23,729	–
HK$200m	3-mth Hibor* + 0.55%, payable quarterly	Jan 17, 2000	Jan 17, 2003	47,458	–
HK$200m	3-mth Hibor* + 0.50%, payable quarterly	Jan 25, 2000	Jan 27, 2003	47,458	–
HK$40m	3-mth Hibor* + 0.50%, payable quarterly	Feb 16, 2000	Feb 17, 2003	9,492	–
HK$10m	3-mth Hibor* + 0.32%, payable quarterly	Mar 20, 2000	Mar 20, 2003	2,373	–
HK$150m	3-mth Hibor* + 0.28%, payable quarterly	May 16, 2000	May 16, 2003	35,594	–

In S$'000				DBSH Group 2001	2000
Face Value	*Interest Rate and Repayment Terms*	*Issue Date*	*Maturity Date*		
HK$200m	3-mth Hibor* + 0.25%, payable quarterly	Aug 31, 2000	Aug 29, 2003	47,458	–
HK$100m	3-mth Hibor* + 0.30%, payable quarterly	Sep 27, 2000	Sep 29, 2003	23,729	–
HK$100m	3-mth Hibor* + 0.28%, payable quarterly	Apr 26, 2000	Apr 28, 2003	23,729	–
Total				1,287,066	609,175
Repayable:					
– Less than one year				620,142	364,804
– Over one year				666,924	244,371
Total Negotiable Certificates of Deposits				1,287,066	609,175

* Hibor: Hong Kong Interbank Offer Rate

20.2 OTHER DEBT SECURITIES

In S$'000	Note	DBSH Group 2001	2000
Issued by DBS Bank			
S$ Equity linked notes	(a)	31,230	18,890
Foreign currency equity linked notes	(b)	193,593	26,692
S$ Credit linked notes	(c)	496,479	–
Foreign currency credit linked notes	(d)	158,251	–
Foreign currency interest rate linked notes	(e)	5,529	–
Foreign currency exchange linked notes	(f)	9,251	–
Issued by ALCO 1 Limited			
Collateralised notes	(g)	224,374	–
Issued by Tampines Assets Limited			
Senior secured bonds	(h)	108,000	–
Issued by Singa Secured Assets Limited			
Asset-backed short-term notes programme (Money Plus)	(i)	1,003,130	–
Issued by Dao Heng Bank Limited			
HK$5m Commercial Paper, maturing Feb 10, 2003		1,121	–
Total		2,230,958	45,582
Repayable:			
– Less than one year		1,417,873	11,263
– Over one year		813,085	34,319
Total other debt securities		2,230,958	45,582
Total other debt securities in issue		3,518,024	654,757

(a) The SGD notes, with an embedded equity option were issued between December 15, 2000 and December 28, 2001 and mature between January 7, 2002 to May 15, 2006. The payouts at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying stock exchange indices or the net asset value of certain underlying equity funds.

(b) The US$/Euro/A$ notes, with an embedded equity option, were issued between December 15, 2000 and December 27, 2001 and mature between January 11, 2002 and May 15, 2006. The payouts at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain stock exchange indices or the net asset value of certain underlying equity funds.

(c) The SGD notes, with an embedded credit default swap, were issued between February 9, 2001 and November 30, 2001 and mature between March 16, 2002 and September 6, 2011. The notes would be redeemed at face value on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying asset or the market value of the underlying asset in cash term, depending on the terms of the contract, would be delivered to the holders of the notes.

(d) The US$/Euro/HK$ notes, with an embedded credit default swap, were issued between February 9, 2001 and November 30, 2001 and mature between March 16, 2002 and September 6, 2011. The notes would be redeemed at face value on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying asset or the market value of the underlying asset in cash term, depending on the terms of the contract, would be delivered to the holders of the notes.

(e) The USD notes, with an embedded interest rate derivative, were issued on December 10, 2001 and mature on December 10, 2004. The payouts at maturity are linked to the market interest rate of certain indices.

(f) The USD notes, with an embedded foreign exchange rate derivative, were issued between November 16, 2001 and December 28, 2001 and mature between February 19, 2002 and March 27, 2002. The payouts at maturity are linked to the market foreign exchange rate of the underlying foreign currencies.

(g) ALCO1 Limited (a special purpose vehicle) issued S$224,374,000 of floating rate notes on December 21, 2001 that mature in 2009. The Notes were issued in connection with a program to reduce DBS Bank risk weighted assets through credit derivatives and synthetic securitization. These Notes comprise:

(i) US$29,550,000 Class A1 Notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.50%;
(ii) S$30,000,000 Class A2 Notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.45%;
(iii) US$12,150,000 Class B1 Notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.85%;
(iv) S$20,000,000 Class B2 Notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.80%;
(v) S$56,000,000 Class C Notes at a fixed rate of 5.20%; and
(vi) S$42,000,000 Class D Notes at a fixed rate of 6.70%.

(h) In connection with a securitized disposition of Tampines Center, S$180 million seven-year, fixed rate bonds were issued on December 7, 1999 together with 18,000 preference shares, and mature in 2006. The bonds were issued in 2 classes – (a) S$108 million Senior Bonds; and (b) S$72 million Junior Bonds. The Junior Bonds are held by DBS Bank and are eliminated at Group level. Interest is payable semi-annually on June 7 and December 7, at a fixed rate of 5.625% for the Senior Bonds and 6% for the Junior Bonds.

(i) These are short-dated notes issued with a maturity of less than six months as follows:

- 2.6% S$50 million Series 13-01 issued on July 17, 2001 and maturing January 17, 2002;
- 2.5% S$25.76 million Series 15-01 issued on July 27, 2001 and maturing January 28, 2002;
- 2.6% S$60.93 million Series 05-03 issued on August 20, 2001 and maturing February 20, 2002;
- 2.45% S$16.8 million Series 18-01 issued on September 26, 2001 and maturing March 26, 2002;
- 2.18% S$28.5 million Series 19-01 issued on October 4, 2001 and maturing January 4, 2002;
- 2.25% S$126.1 million Series 02-06 issued on October 5, 2001 and maturing January 7, 2002;
- 2.25% S$19.78 million Series 09-05 issued on October 5, 2001 and maturing January 7, 2002;
- 1.6% S$19.47 million Series 20-01 issued on October 18, 2001 and maturing January 18, 2002;
- 2% S$85.3 million Series 21-01 issued on October 25, 2001 and maturing January 25, 2002;
- 2% S$50 million Series 22-01 issued on October 30, 2001 and maturing January 30, 2002;
- 2% S$76.6 million Series 4-06 issued on November 2, 2001 and maturing February 4, 2002;
- 1.5% S$40.7 million Series 7-08 issued on November 5, 2001 and maturing January 7, 2002;
- 1.5% S$13.75 million Series 16-02 issued on November 12, 2001 and maturing February 14, 2002;
- 1.2% S$55.64 million Series 06-06 issued on November 23, 2001 and maturing February 25, 2002;
- 1.1% S$41.25 million Series 08-08 issued on November 26, 2001 and maturing January 28, 2002;
- 1.46% S$184.9 million Series 01-07 issued on December 7, 2001 and maturing March 7, 2002;
- 1.225% S$10.6 million Series 03-17 issued on December 10, 2001 and maturing January 10, 2002;
- 1.25% S$34.65 million Series 12-07 issued on December 19, 2001 and maturing January 21, 2002;
- 1.57% S$31.5 million Series 14-02 issued on December 20, 2001 and maturing May 20, 2002;
- 1.5% S$15.5 million Series 17-02 issued on December 21, 2001 and maturing March 21, 2002;
- 1.5% S$15.4 million Series 11-04 issued on December 24, 2001 and maturing March 25, 2002

21. DEPOSITS AND OTHER ACCOUNTS OF NON-BANK CUSTOMERS

	DBSH Group	
In S$'000	2001	2000
Analysed by Currency		
Singapore dollar	**55,136,598**	55,532,800
US dollar	**21,811,153**	14,572,609
Hong Kong dollar	**20,975,647**	4,414,063
Thai Baht	**3,242,353**	2,864,286
Others	**5,605,552**	3,336,712
Total	**106,771,303**	80,720,470
Analysed by Product		
Savings accounts (include S$ autosave)	**43,749,962**	38,057,027
Current accounts	**9,577,440**	8,098,287
Fixed deposits	**52,337,709**	34,005,229
Other deposits	**1,106,192**	559,927
Total	**106,771,303**	80,720,470

22. OTHER LIABILITIES

In S$'000	DBSH Group 2001	2000
Payable in respect of short sale of debt securities	3,682,349	101,616
Balances arising from revaluation of financial instruments (Note 39)	2,823,598	979,182
Sundry creditors	889,871	395,558
Interest payable	716,629	883,472
Accrued operating expenses	357,500	314,546
Clients' monies payable in respect of securities business	261,632	85,337
Liabilities arising from collateral received	181,282	59,244
Interest and other income received in advance	158,302	107,672
Clients' monies payable in respect of factoring business	86,451	107,269
Other provisions (Note 23)	68,868	–
Other foreign exchange revaluation	50,402	–
Other liabilities arising in respect of insurance business	–	89,808
Total	9,276,934	3,123,704

Included in "Payable in respect of short sale of debt securities" is a liability totalling HK$15.3 billion (S$3.6 billion) in respect of certain Hong Kong treasury bills that are subject to sale and repurchase agreement entered into by a subsidiary company.

"Liabilities arising from collateral received" represents collateral received from external counterparties to cover a temporary shortfall in the valuation of a specific portfolio of derivative instruments over a pre-determined threshold. This is governed by a collateral support agreement.

23. OTHER PROVISIONS

These provisions relate to restructuring of the Group's operations and are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans. Provision is made when it is probable that an outflow of economic benefits will arise and the amounts can be reliably estimated.

In S$'000	DBSH Group 2001
Balance at January 1	–
Restructuring provisions arising on acquisitions	52,393
Charged to profit and loss account (Note 10)	40,445
Utilised during the year	(23,970)
Balance at December 31	68,868

24. DEFERRED TAXATION

Deferred taxation is computed based on the liability method. Provision for deferred tax is made for material timing differences in the recognition of certain income and expenses for accounting and for taxation purposes to the extent that it is probable that the liability will materialise. The movement in deferred tax, which substantially relates to timing differences between tax and accounting depreciation of fixed assets, is as follows:

In S$'000	DBSH Group 2001	2000
Balance at January 1	18,420	14,763
Provision during the year (Note 12)	18,973	3,657
Balance at December 31	37,393	18,420

25. LIFE FUND NET ASSETS

During the year, DBSH disposed its 100% stake in The Insurance Corporation of Singapore Limited (Note 33.6.3). DBSH Group has no share in the life fund net assets following the disposal. The net assets in the Life Fund at December 31, 2000 are as follows:

In S$'000	DBSH Group 2000
Fixed assets	43,196
Investments	877,455
Policy loans	57,565
Other current assets	360,148
Total assets	1,338,364
Less: Deferred taxation	5,252
Other current liabilities	44,257
	1,288,855

26. SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

In S$'000	DBSH Group 2001	2000
Cost, adjusted for unamortised premium and discount	**9,196,598**	8,654,588
Less: Provision for diminution in value (Note 30)	**10,869**	4
Net book value	**9,185,729**	8,654,584
Market value	**9,197,167**	8,701,136
Included in the above Singapore Government securities and treasury bills are as follows:		
Securities sold under repurchase agreements	**63,044**	36,368

27. TRADING SECURITIES

Trading securities include cash instruments, such as government and corporate debt and equity securities acquired and held principally for the purpose of selling them in the near term with the objective of generating gains on short-term differences in price. The cost less provision and market value of these investments at December 31, are as follows:

In S$'000	DBSH Group 2001	2000
Quoted		
Non-Singapore Government securities and treasury bills	**6,029,898**	1,825,907
Corporate debt securities	**3,994,324**	1,947,100
Equity shares	**891,131**	1,143,742
Total	**10,915,353**	4,916,749
Less: Provision for diminution in value (Note 30)	**137,465**	67,328
Net book value	**10,777,888**	4,849,421
Market value	**10,820,583**	4,998,853
Industry Breakdown		
Manufacturing	**299,248**	445,975
Building and Construction	**522,333**	478,413
General Commerce	**64,914**	117,972
Transportation, Storage and Communications	**470,160**	93,530
Financial Institutions, Investment and Holding Companies	**2,947,115**	1,556,247
Others	**6,474,118**	2,157,284
Total net book value	**10,777,888**	4,849,421
Included in the above Non-Singapore Government securities and treasury bills are as follows:		
Securities sold under repurchase agreements	**4,215,521**	565,837

28. LOANS TO, AND BILLS RECEIVABLE FROM NON-BANK CUSTOMERS

In S$'000	DBSH Group 2001	DBSH Group 2000
Gross	70,648,938	54,166,424
Less:		
Specific provisions (Note 29)	1,421,905	1,140,841
General provisions (Note 29)	1,019,029	1,001,813
Net total	68,208,004	52,023,770
Including:		
Bills receivable	1,529,740	992,391
Loans	66,678,264	51,031,379
Net total	68,208,004	52,023,770
Industry Breakdown		
Manufacturing	6,383,011	5,797,205
Building and Construction	10,226,838	8,726,059
Housing Loans	24,406,683	16,304,465
General Commerce	5,252,762	3,701,000
Transportation, Storage and Communications	6,102,917	3,486,777
Financial Institutions, Investment and Holding Companies	4,096,536	4,143,338
Professionals and Private Individuals (except Housing Loans)	8,373,417	6,317,007
Others	5,806,774	5,690,573
Gross total	70,648,938	54,166,424
Analysed by Currency and Fixed/ Variable Rates		
Fixed rate		
Singapore dollar	12,369,182	11,330,517
Hong Kong dollar	778,169	155,391
US dollar	1,275	9,505
Thai Baht	940,941	775,109
Others	2,053	86,209
Sub-total	14,091,620	12,356,731
Variable rate		
Singapore dollar	21,539,218	24,745,574
Hong Kong dollar	22,741,459	5,283,933
US dollar	8,334,755	8,248,547
Thai Baht	2,092,035	1,813,599
Others	1,849,851	1,718,040
Sub-total	56,557,318	41,809,693
Total (Gross)	70,648,938	54,166,424

Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans. Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Included in loans and advances of DBSH Group is a loan of S$45.0 million (2000: S$337.0 million) extended to a company which is wholly-owned by a substantial shareholder of DBSH.

29. PROVISION FOR POSSIBLE LOAN LOSSES AND INTEREST-IN-SUSPENSE

In S$'000	DBSH Group Specific	General	Total	Interest-in-suspense
2001				
Balance at January 1	1,140,841	1,001,813	2,142,654	48,961
On acquisition of subsidiary companies	335,033	195,332	530,365	–
Utilisation/transfers during the year	(282,557)	(113,921)	(396,478)	(14,977)
Charge/(write-back) to profit and loss account (Note 11)	233,969	(64,195)	169,774	–
Interest (written off)/suspended during the year	(5,381)	–	(5,381)	34,415
Balance at December 31	1,421,905	1,019,029	2,440,934	68,399
2000				
Balance at January 1	2,923,661	1,144,528	4,068,189	86,036
Utilisation/transfers during the year	(1,806,006)	(80,223)	(1,886,229)	(71,824)
Charge/(write-back) to profit and loss account (Note 11)	19,936	(62,492)	(42,556)	–
Interest suspended during the year	3,250	–	3,250	34,749
Balance at December 31	1,140,841	1,001,813	2,142,654	48,961

Included in the provision is an amount of S$145.0 million (2000: S$136.0 million) set aside for possible valuation losses from foreclosed properties taken in satisfaction of certain loan arrangements of DTDB (Note 32).

30. PROVISION FOR DIMINUTION IN VALUE OF OTHER ASSETS AND BANKING RISKS

	DBSH Group				
	Debt and equity securities		Other assets and banking risks @		
In S$'000	Specific	General	Specific & General	Total	Interest-in-suspense
2001					
Balance at January 1	126,284	1,294	214,057	341,635	2,526
On acquisition of subsidiary companies	36,235	–	53,450	89,685	–
Utilisation/transfers during the year	(24,210)	–	(22,264)	(46,474)	–
Charge/(writeback) to profit and loss account (Note 11)	104,628	(531)	104,984	209,081	–
Interest suspended during the year	–	–	–	–	555
Balance at December 31	242,937	763	350,227	593,927	3,081

Specific and general provisions are in respect of the following:

Singapore Government securities and treasury bills (Note 26)	10,869	–	–	10,869
Trading securities (Note 27)	136,702	763	–	137,465
Investment securities (Note 31)	95,366	–	–	95,366
Fixed assets (Note 35)	–	–	212,596	212,596
Other banking risks	–	–	125,122	125,122
Other assets	–	–	12,509	12,509
	242,937	763	350,227	593,927

	DBSH Group				
	Debt and equity securities		Other assets and banking risks @		
In S$'000	Specific	General	Specific & General	Total	Interest-in-suspense
2000					
Balance at January 1	107,862	592	147,342	255,796	3,087
On acquisition of subsidiary companies	19,112	–	105	19,217	–
Utilisation/transfers during the year	(32,825)	–	3,247	(29,578)	(1,516)
Charge to profit and loss account (Note 11)	32,135	702	63,363	96,200	–
Interest suspended during the year	–	–	–	–	955
Balance at December 31	126,284	1,294	214,057	341,635	2,526
Specific and general provisions are in respect of the following:					
Singapore Government securities and treasury bills (Note 26)	4	–	–	4	
Trading securities (Note 27)	66,034	1,294	–	67,328	
Investment securities (Note 31)	60,246	–	–	60,246	
Fixed assets (Note 35)	–	–	105,235	105,235	
Other banking risks@	–	–	72,196	72,196	
Other assets@	–	–	36,626	36,626	
	126,284	1,294	214,057	341,635	

@ Provision for other assets and banking risks include specific provisions made against certain fixed assets, inter-bank loans or contingent items that have been identified to be impaired.

31. INVESTMENT SECURITIES

	DBSH Group	
In S$'000	2001	2000
Quoted equity shares	7,550	32,881
Unquoted equity shares	1,156,415	316,673
Debt securities	3,331,009	51,983
	4,494,974	401,537
Less: Provision for diminution in value (Note 30)	95,366	60,246
Total net book value	4,399,608	341,291
Market value of quoted equity shares and debt securities	59,598	66,901
Industry Breakdown		
Building and Construction	108,327	84,715
Financial Institutions, Investment and Holding Companies	3,359,893	124,475
General Commerce	1,544	–
Manufacturing	29,373	26,689
Transportation, Storage and Communications	199,264	3,285
Others	701,207	102,127
Total net book value	4,399,608	341,291

32. OTHER ASSETS

In S$'000		DBSH Group 2001		2000
Accrued interest receivable[a]		**1,071,147**		1,296,147
Accrued income		**39,461**		81,980
Balances arising from revaluation of financial instruments (Note 39)	2,866,798		935,621	
Less: Valuation adjustment	101,887	**2,764,911**	20,000	915,621
Deposits and prepayments		**436,286**		215,980
Foreclosed properties		**325,258**		302,209
Sundry debtors		**720,161**		259,882
Clients' monies receivable from securities business		**285,818**		105,249
Foreign exchange translation loss		**22,564**		100,779
Total		**5,665,606**		3,277,847

a Accrued interest receivable is net of interest-in-suspense (Notes 29 and 30).

Included in deposits and prepayments at December 31, 2001, is an amount of S$148.4 million (2000: S$149.0 million) relating to an advance placed in a trust account set up with a trust company to facilitate the purchase of shares from the open market in connection with the DBSH Performance Share Plan and the DBSH Employee Share Plan (Note 14).

A provision of S$145.0 million (2000: S$136.0 million) set aside in respect of foreclosed properties in DTDB is described in Note 29.

Valuation adjustment includes bid-offer spread adjustment made to mark all long positions to bid prices and short positions to offer prices as well as liquidity reserve to reflect possible price adjustment to the market value to liquidate certain material positions held by the Group (Note 2.7.3).

33. SUBSIDIARY COMPANIES

33.1 At December 31, directly-owned subsidiary companies of DBSH are as follows:

In S$'000	DBSH 2001	2000
Unquoted equity shares, at cost	**5,214,311**	1,546,984
Amounts due from subsidiary companies	**374,620**	2,150,169
Total	**5,588,931**	3,697,153

33.2 Details of directly-owned subsidiary companies of DBSH at December 31, are as follows:

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBSH Directly 2001	Interest Held By DBSH Directly 2000	Interest Held By DBSH Indirectly 2001	Interest Held By DBSH Indirectly 2000	Cost of Investment Held by DBSH 2001	Cost of Investment Held by DBSH 2000
			%	%	%	%	S$'000	S$'000
Unquoted								
The Development Bank of Singapore Ltd	Singapore	Commercial banking and financial services	100	100	–	–	5,209,144	1,324,133
The Insurance Corporation of Singapore Limited (Note 33.6.3)	Singapore	General and life insurance businesses	–	100	–	–	–	222,851
ICS Reinsurance Pte Ltd ("ICS Re") [b]	Singapore	Dormant	41.3	–	10.2	51.5	–[a]	–[a]
Reinsurance Management Corporation of Asia (Pte) Ltd	Singapore	Management of reinsurance companies	20	–	60	80	100	–
RMCA Holdings Pte Ltd	Singapore	Investment holding and management of reinsurance companies	100	–	–	100	5,067	–
The Insurance Corporation of Singapore (UK) Limited ("ICS UK") [b]	United Kingdom	In provisional liquidation	98	–	–	98	–[a]	–[a]
Total							5,214,311	1,546,984

(a) Amount under S$500.

(b) The results of these subsidiary companies are not consolidated into DBSH Group's consolidated financial statements as the reinsurance portfolios of ICS Re are under a court-approved scheme of arrangement and ICS UK is in provisional liquidation.

33.3 The indirectly-owned subsidiary companies of DBSH at December 31 are as follows:

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	Interest Held By DBS Bank 2000	Interest Held By Other DBSH'S Subsidiaries 2001	Interest Held By Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
Quoted								
DBS Thai Danu Bank Public Company Limited [b] (Market value: 2001: S$277,669,968; 2000: S$418,797,439)	Thailand	Commercial banking and financial services	51.7	51.7	–	–	–[a]	–[a]
Unquoted								
DBS Asia Ltd [b]	Hong Kong	Financial services and investment holding	100	100	–	–	–[c]	–[c]
DBS Asia Capital Limited [b]	Hong Kong	Corporate finance and advisory services	100	100	–	–	23,728	22,214
DBS Asset Management Ltd	Singapore	Investment management services and unit trusts	100	100	–	–	4,000	4,000
DBS Asset Management (United States) Pte Ltd	Singapore	Investment management services	–	–	100	100	250	250
DBS Asset Management (Hong Kong) Ltd [b]	Hong Kong	Investment management services	–	–	100	100	2,832	2,322
DBS Asset Management (Cayman) Limited [b]	Cayman Island	Investment management services	–	–	100	–	–[c]	–
DBS Bank Philippines, Inc. [b] (Note 33.6.7)	Philippines	Commercial banking and financial services	–	71.7	–	–	–	33,821
DBS Card Centre Pte Ltd	Singapore	Dormant	100	100	–	–	8,000	8,000

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	DBS Bank 2000	Other DBSH'S Subsidiaries 2001	Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
DBS Capital Funding Corporation	Cayman Island	Special purpose vehicle for capital raising	100	–	–	–	–[c]	–
DBS Capital Investments Ltd	Singapore	Venture capital investments	100	100	–	–	17,942[d]	17,942[d]
DBS China Square Ltd	Singapore	Property investment holding	70	70	–	–	160,000[e]	119,000[e]
DBS Computer Services Pte Ltd	Singapore	Computer services and IT consultancy	100	100	–	–	–[a]	–[a]
DBS Diamond Holdings Ltd	Bermuda	Investment holding	71.6	–	–	–	7,287,414	–
Dao Heng Bank Group Limited [b]	*Bermuda/ Hong Kong*	*Investment holding*	–	–	*100*	–	*10,059,377*	–
Dao Heng Bank Trustee (BVI) Limited [b]	British Virgin Islands	Trustee services	–	–	100	–	463	–
Dao Heng Capital (BVI) Limited [b]	British Virgin Islands	Dormant	–	–	100	–	–[c]	–
Dransfield Resources Limited [b]	British Virgin Islands/United Kingdom	Property investment	–	–	100	–	–[c]	–
Dao Heng Assurance Limited [b]	Hong Kong	Insurance	–	–	100	–	35,594	–
Dao Heng Bank Limited [b]	Hong Kong	Commercial banking and financial securities	–	–	*100*	–	1,372,778	–
Dao Heng Bank Trustee Limited [b]	Hong Kong	Trustee services	–	–	100	–	712	–
Dao Heng Bullion Limited [b]	Hong Kong	Bullion broking	–	–	100	–	96	–
Dao Heng Corporate Services Limited [b]	Hong Kong	Investment holding and corporate services	–	–	100	–	119	–
Dao Heng Finance Limited [b]	Hong Kong	Finance company	–	–	100	–	8,062	–
DHB Limited [b]	Hong Kong	Investment holding	–	–	100	–	19,193	–
EFI Nominees Limited [b]	Hong Kong	Nominee services	–	–	100	–	–[c]	–
Hang Lung Bank (Nominee) Limited [b]	Hong Kong	Nominee services	–	–	100	–	2	–
Hang Lung Godown Company Limited [b]	Hong Kong	Property holding	–	–	100	–	831	–
Kenson Asia Ltd [b]	Hong Kong	Dormant	–	–	100	–	–[c]	–
Kingly Management Ltd [b]	Hong Kong	Dormant	–	–	100	–	–[c]	–
OTB Card Company Limited [b]	Hong Kong	Property investment	–	–	100	–	17,892	–
OTB International Factors Limited [b]	Hong Kong	Dormant	–	–	100	–	1,824	–
OTB Investment Limited [b]	Hong Kong	Investment holding	–	–	100	–	12	–
OTB Property Management Limited [b]	Hong Kong	Property management	–	–	100	–	2	–
OTB Services Limited [b]	Hong Kong	Provision of consultancy services	–	–	100	–	712	–
Overseas Trust Bank Limited [b]	Hong Kong	Commercial banking and financial services	–	–	100	–	919,973	–
Overseas Trust Bank Nominees Limited [b]	Hong Kong	Nominee services	–	–	100	–	12	–
Ting Hong Nominees Limited [b]	Hong Kong	Nominee services	–	–	100	–	2	–

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	DBS Bank 2000	Other DBSH'S Subsidiaries 2001	Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
Worldson Services Ltd (b)	Hong Kong	Dormant	–	–	100	–	–(c)	–
Dao Heng Trustee (Jersey) Limited (b)	Jersey	Corporate services	–	–	100		268	–
Benchmark Farm Finance (Four) Limited (b)	United Kingdom	Dormant	–	–	100	–	–(a)	–
Dao Heng London plc (formerly known as Dao Heng Bank (London) Plc) (b)	United Kingdom	Dormant	–	–	100	–	–(a)	–
Dao Heng Nominees Limited (b)	United Kingdom	Dormant	–	–	100	–	–(a)	–
DBS Factors Pte Ltd	Singapore	Dormant	100	100	–	–	5,000	5,000
DBSF Ltd (formerly known as DBS Finance Ltd)	Singapore	Dormant	100	100	–	–	7,000	142,000
DBSF Investments Pte Ltd	Singapore	Property holding	–	–	100	100	16,805	16,805
DBS Finance Nominees Pte Ltd	Singapore	Trust, nominee and agency services	100	–	–	100	–(c)	–(c)
DBS Forex Centre Philippines, Inc. (b) (under voluntary liquidation)	Philippines	Dormant	100	100	–	–	298	289
DBS Group Holdings (Hong Kong) Ltd	Bermuda	Investment holding	87.3	87.3	–	–	797,293	746,873
DBS Kwong On Bank Limited (b)	Hong Kong	Commercial banking and financial services	–	–	100	100	896,936	839,721
DBS Kwong On Bank (Nominees) Limited (b)	Hong Kong	Trust, nominee and agency services	–	–	100	100	–(c)	–(c)
DBS Kwong On Finance Limited (b)	Hong Kong	Deposit-taking finance company	–	–	100	100	5,932	5,554
DBS Kwong On Futures Limited (b)	Hong Kong	Dormant	–	–	100	100	593	555
DBS Kwong On Insurance Company Limited (b)	Hong Kong	Insurance company	–	–	100	100	2,373	2,222
DBS Kwong On Property Agency Company Limited (b) (In voluntary liquidation)	Hong Kong	Agency services for buying, selling and letting of properties	–	–	100	100	–	22
DBS Kwong On Securities Limited (b)	Hong Kong	Dormant	–	–	100	100	3,559	3,332
DBS Nominees Pte Ltd	Singapore	Nominee services	100	100	–	–	364	364
DBS Pte Ltd (In voluntary liquidation)	Singapore	Investment holding	100	100	–	–	25,201	25,201
DBS Trustee Ltd	Singapore	Trustee services	20	20	80	80	150	150
DBS Vickers Securities Holdings Pte Ltd (formerly known as Vickers Ballas Holding Limited) (b)	Singapore	Investment holding	59.5	–	–	–	418,088	–
Ballas Nominees (Private) Limited	Singapore	Nominees, attorneys, agents and trustees	–	–	100	–	–(c)	–
DBS Securities Holding Pte Ltd	Singapore	Investment holding	–	100	100	–	285,068	121,500
DBS Securities Malaysia Pte Ltd	Singapore	Investment holding	–	–	100	100	16,500	16,500

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	DBS Bank 2000	Other DBSH'S Subsidiaries 2001	Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
DBS Trading Pte Ltd	Singapore	Margin trading in foreign exchange, gold and futures	–	100	100	–	17,725	10,000
DBS Thai Danu Securities Ltd [(b)] (Note 33.6.6)	Thailand	Stockbroking and corporate finance services	–	–	–	100	–	31,710
DBS Vickers Research Singapore Pte Ltd (formerly known as DBS Investment Research Pte Ltd)	Singapore	Market research consultancy	–	–	100	100	–[(c)]	–[(c)]
DBS Vickers Securities Nominees Singapore Pte Ltd (formerly known as DBS Securities Nominees Pte Ltd)	Singapore	Nominee services	–	–	100	100	–[(c)]	–[(c)]
DBS Vickers Securities (Singapore) Pte Ltd (formerly known as DBS Securities Singapore Pte Ltd)	Singapore	Securities broker	–	–	100	100	25,000	25,000
First Independent Insurance Brokerage Pte Ltd	Singapore	Life insurance broking (presently inactive)	–	–	100	–	83	–
J Ballas Trading Pte Ltd	Singapore	Dormant	–	–	100	–	–[(c)]	–
Vickers Ballas & Co. Pte Ltd	Singapore	Underwriting, buying, selling and dealing as brokers and traders in shares and stocks	–	–	100	–	142,385	–
Vickers Ballas Asset Management Pte Ltd	Singapore	Marketing, distributing and managing investment funds	–	–	100	–	1,000	–
Vickers Ballas Futures Pte Ltd	Singapore	Futures broker	–	–	100	–	7,000	–
Vickers Ballas Investment Research Pte Ltd	Singapore	Investment advisory services	–	–	100	–	200	–
Vickers Ballas Nominees Pte Ltd (formerly known as Lum Chang Nominees Ltd) [(b)]	Singapore	Nominee services	–	–	100	–	–[(c)]	–
Vernant Assets Limited	Singapore	Dormant	–	–	100	–	–[(c)]	–
DBS Vickers Research (Malaysia) Sdn Bhd (formerly known as Vickers Ballas Research (M) Sdn Bhd) [(b)]	Malaysia	Investment advisory services	–	–	100	–	1,482	–
DBS-Capital Trust Securities India Pvt Ltd [(b)]	India	Securities broker	–	–	75	75	6,979	6,979
Vickers Ballas Hong Kong Holdings Ltd [(b)]	Bermuda/ Hong Kong	Dormant	–	–	100	–	21	–
Oriental Hearts International Limited [(b)]	British Virgin Islands/ Hong Kong	Investment holding	–	–	100	–	–[(c)]	–
Pan Shine Investment Limited [(b)]	British Virgin Islands/ Hong Kong	Investment holding	–	–	100	–	–[(c)]	–
DBS Futures Hong Kong Ltd [(b)]	Hong Kong	Dormant	–	–	100	100	2,373	2,222

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	DBS Bank 2000	Other DBSH'S Subsidiaries 2001	Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
DBS Securities Nominees (HK) Ltd [b]	Hong Kong	Nominee services	–	–	100	100	119	111
DBS Vickers Futures (Hong Kong) Limited (formerly known as Vickers Ballas Hong Kong Futures Limited) [b]	Hong Kong	Futures broker	–	–	100	–	8,247	–
DBS Vickers (Hong Kong) Limited (formerly known as Vickers Ballas Hong Kong Limited) [b]	Hong Kong	Dealing as broker in stocks & shares	–	–	100	–	71,735	–
DBS Vickers Securities (Hong Kong) Ltd (formerly known as DBS Securities Hong Kong Ltd) [b]	Hong Kong	Stockbroking	–	–	100	100	41,782	41,782
DBS Vickers Securities Nominees (Hong Kong) Limited (formerly known as Vihong Nominees Ltd) [b]	Hong Kong	Nominees services	–	–	100	–	–[c]	–
J. Ballas (Hong Kong) Company Limited [b]	Hong Kong	Investment holding	–	–	100	–	1,358	–
Vickers Ballas (B.V.I) Holdings Limited [b]	British Virgin Islands/ Hong Kong	Dormant	–	–	100	–	–[c]	–
Vickers Ballas Capital Limited [b]	Hong Kong	Corporate finance and advisory services	–	–	100	–	–[c]	–
Vickers Ballas Consultancy Services Limited [b]	Hong Kong	Advisory and consultancy services	–	–	100	–	–[c]	–
Vickers Ballas Hong Kong Securities Ltd [b]	Hong Kong	Dormant	–	–	100	–	2,532	–
Vickers Ballas Investment Management Limited [b]	Hong Kong	Direct investment and investment advisory services	–	–	100	–	2,373	–
Vidasia Nominees Limited (under liquidation) [b]	Hong Kong	Nominee services	–	–	100	–	–[c]	–
DBS Securities Philippines, Inc [b] (under liquidation)	Philippines	Securities broker and dealing in securities	–	–	100	100	11,090	11,090
DBS Vickers Securities (Phils.), Inc. (formerly known as Vickers Ballas Securities (Phils.), Inc.) [b]	Philippines	Securities broker	–	–	100	–	10,098	–
DBS Vickers Securities (Thailand) Co , Ltd (formerly known as Vickers Ballas Securities (Thailand) Co., Ltd) [b]	Thailand	Securities broker	–	–	100	–	82,096	–
DBS Vickers Securities (UK) Ltd (formerly known as DBS Securities UK Ltd) [b]	United Kingdom	Securities broker	–	–	100	100	175	175
DBS Vickers Securities (USA), Inc (formerly known as Vickers Ballas (USA) Inc) [b]	United States	Securities broker	–	–	100	–	3,221	–
Vickers Ballas (UK) PLC [b]	United Kingdom	Stockbroking and	–	–	100	–	3,116	–

Subsidiary Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBS Bank 2001	Interest Held By DBS Bank 2000	Interest Held By Other DBSH'S Subsidiaries 2001	Interest Held By Other DBSH'S Subsidiaries 2000	Cost of Investment Held by DBSH's Subsidiaries 2001	Cost of Investment Held by DBSH's Subsidiaries 2000
Held by DBS Bank and other subsidiaries			%	%	%	%	S$'000	S$'000
PT DBS Securities Indonesia [b]	Indonesia	Securities broker	–	–	75	75	13,791	13,791
PT DBS Vickers Securities (Indonesia) (formerly known as PT Vickers Ballas Indonesia) [b]	Indonesia	Underwriting, brokerage of, and dealing in securities, corporate finance activities, investment co-ordination, investments consultant and related activities	–	–	75	–	6,141	–
Inter-Roof Manufacturing Co., Ltd	Thailand	Roof tile manufacturer	–	–	–	76	–	–[c]
NDC Capital Holdings Pte Ltd	Singapore	Dormant	100	100	–	–	56,459	56,459
NDC Merchant Bank Nominees Pte Ltd	Singapore	Dormant	–	–	100	100	–[c]	–[c]
POSB Computer Services Pte Ltd	Singapore	Computer services and IT consultancy	100	100	–	–	9,470	9,470
PT Bank DBS Indonesia [b]	Indonesia	Commercial banking and financial services	99	99	–	–	38,381	31,518
Singapore Factory Development Ltd	Singapore	Group financing	100	100	–	–	5,525	5,525
Singapore Bankers Club Pte Ltd	Singapore	Dormant	100	100	–	–	–[a]	–[a]
Thai Danu-DBS Co Ltd [b]	Thailand	Under liquidation	49	49	51	51	1,257	1,200

(a) Written down to zero value.
(b) Audited by associated firms of PricewaterhouseCoopers, Singapore.
(c) Amount under S$500/-.
(d) Included cost of investment in preference shares held amounting to S$17,932,000.
(e) Included cost of investment in preference shares held amounting to S$73,500,000.

33.4 CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

At December 31, 2001, DBSH Group consolidated certain entities in substance although these entities are not legally owned by DBSH Group.

The rationale for consolidation of the following special purpose entities under Interpretation of Statement of Accounting Standard (INT) 5: Consolidation – Special Purpose Entities ("SPEs") together with the share of total assets at December 31, 2001 are set out as follows:

Name of entity	Country of Entity	Reason for consolidation	Share of total assets
			S$'000
ALCO 1 Limited	Singapore	In substance, DBS Bank could be judged to retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	224,374
Singa Secured Assets Limited	Singapore	In substance, DBS Bank could be judged to retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	1,041,721
Tampines Assets Limited	Singapore	In substance, DBS Bank could be judged to retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	160,000
The Preferred Shares – Subordinated Debentures of DBS Thai Danu Plc. Fund	Thailand	In substance, the activities of the SPE are being conducted on behalf of DBS Thai Danu Bank according to its specific business needs which is to issue the Capital Augmented	Not significant

Name of entity	Country of Entity	Reason for consolidation	Share of total assets
			S$'000
The Thirteenth Dragon Partnership	Hong Kong	In substance, the activities of these tax partnerships are being conducted on behalf of Dao Heng Bank according to its specific business needs.	61,142
The Fourteenth Dragon Partnership	Hong Kong	In substance, the activities of these tax partnerships are being conducted on behalf of Dao Heng Bank according to its specific business needs.	67,372
The Fifteenth Dragon Partnership	Hong Kong	In substance, the activities of these tax partnerships are being conducted on behalf of Dao Heng Bank according to its specific business needs.	63,385
The Sixteenth Dragon Partnership	Hong Kong	In substance, the activities of these tax partnerships are being conducted on behalf of Dao Heng Bank according to its specific business needs.	14,219
The Seventeenth Dragon Partnership	Hong Kong	In substance, the activities of these tax partnerships are being conducted on behalf of Dao Heng Bank according to its specific business needs.	141,794
New Heights Investment Limited	Cayman Islands	In substance, DBS Bank could be judged to retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	Not significant

None of the above entities are material to DBSH Group's results.

In addition, DBSH Group has incorporated certain special purpose entities during the year for which these entities currently have no activities at December 31, 2001.

33.5 GROUP RESTRUCTURING

33.5.1 On January 29, 2001, DBS Finance Limited ("DBS Finance"), a wholly-owned subsidiary company of DBS Bank, integrated its operations into DBS Bank pursuant to the Scheme of Arrangement and Amalgamation under Sections 210 and 212 of the Companies Act, Chapter 50 ("Scheme").

The following events took place:

- All of DBS Finance's business assets, liabilities, rights and obligations (except for certain excluded assets) were transferred to DBS Bank at the respective book values of the assets and liabilities at January 29, 2001.
- DBS Finance has ceased to operate as a finance company with effect from January 29, 2001 and will remain inactive except for the holding of investment in a subsidiary company.

Following the above, DBS Finance has changed its name to DBSF Limited on January 29, 2001.

33.5.2 During the financial year, DBS Bank completed the process of transferring the business undertakings of DBS Factors Pte Ltd, a wholly-owned subsidiary company of DBS Bank, to DBS Bank. Following the transfer, DBS Factors Pte Ltd is now inactive.

33.6 ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

33.6.1 Dao Heng Bank Group Limited

On April 11, 2001, DBS Bank announced its intention to acquire Dao Heng Bank Group Limited ("DHG"), a banking group incorporated in Bermuda.

The acquisition was achieved via a Voluntary Conditional Offer (the "Offer") whereby DBS Diamond Holdings Ltd ("DDH"), a subsidiary company of DBS Bank, made an offer to the shareholders of DHG of either (i) HK$60.01 for each DHG share (Option A), or (ii) cash of HK$43.13 and a new share of DDH (Option B). The results of this offer were:

Offer	DDH shares taken up	Consideration (HK$ million)	Consideration (S$ million)	%
DBS	1,777,955,236	HK$30,568	S$7,123.9	71.57
Other shareholders	706,318,084	HK$11,825		28.43
Total	2,484,273,320	HK$42,393		100.00

Following the completion of the Offer, DBS Bank has 71.57% effective control of DDH and a cash consideration of S$7,123.9 million was paid for the acquisition. DBSH Group determines parent and minority interests in preparing consolidated financial statements based on present ownership interests. The acquisition was accounted for under the purchase method of accounting.

The DBSH Group financial statements include the results of DHG from June 29, 2001, the date when DBS Bank gained control of DHG through DDH.

At June 29, 2001, the fair value of the identifiable assets and liabilities of DHG were S$2,810.3 million, and comprised the following:

In S$'000	June 29, 2001
Fixed assets	896,878
Government, trading and investment securities	10,671,106
Cash and balances, placements with, and loans to banks, loans to and bills receivable from non-bank customers	23,130,540
Other assets	657,676
Deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities in issue and other borrowings	(27,847,263)
Other liabilities	(4,698,658)
	2,810,279
Less: Minority interests	799,007
Adjusted net attributable assets	2,011,272
Add: Goodwill (Note 36)	5,146,561
Cost of acquisition (including transaction costs of S$33.9 million)	7,157,833
Less: Cash and bank balances in subsidiary companies acquired	143,094
Net cash outflow for acquisition of subsidiary companies	7,014,739

Goodwill arising from the acquisition of DHG amounted to S$5,146.6 million. This has been computed based on the difference between the cost of acquisition of S$7,157.8 million and DBS Bank's interest in the estimated fair value of identifiable assets and liabilities of DHG of S$2,011.3 million. Goodwill will be amortised over a period of 20 years from the date of acquisition. The amortisation charge taken to the profit and loss account for the year ended December 31, 2001 was S$128.9 million, leaving a balance of S$5,017.7 million in goodwill.

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value. No write down of goodwill was made at December 31, 2001.

At December 31, 2001, the total assets of DDH under Singapore Statements of Accounting Standard included in the consolidated balance sheet of DBSH Group were S$39,045.9 million. The net interest income of DDH included in the results of DBSH Group for the year ended December 31, 2001 was S$320.5 million. The profit after taxation of DDH included in the results of DBSH Group for the year ended December 31, 2001 was S$197.7 million, before deducting goodwill amortisation of S$128.9 million and minority interest of S$56.2 million.

DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. The following arrangements have been put in place in respect of the shares held by the minority at DDH.

Under a Call Option, DBS Bank has the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

Under a Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002, at a purchase price of HK$21.70 per share.

DBSH Group accounts for the above as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares would be acquired. Further details are disclosed in Notes 17 and 39.

When an acquisition involves more than one exchange transaction, each transaction is treated separately for the purpose of determining the fair value of the identifiable assets and liabilities acquired and for determining the amount of goodwill. As such, the actual goodwill in respect of the options, should either be exercised, is only determinable on the exercise date. Should either of the options be exercised by DBS Bank or the DDH minority interest, on a proforma basis, DBS Bank would be required to pay an amount of HK$15,327.1 million (S$3,637.0 million) within 5 days of the exercise date of the options.

Goodwill in connection with this transaction will be computed based on the fair value of the identifiable assets and liabilities of DHG effective December 31, 2002. Based on the fair value of identifiable assets and liabilities of DHG at June 29, 2001, the additional goodwill would have been S$2,838.0 million, and the incremental annual amortisation charge to the profit and loss account would have been S$141.9 million. Under these circumstances, the effective interest of DBS Bank in DHG would increase to 100% at December 31, 2002. As such, there will be no minority interest in DDH, and the annualised impact on DBSH Group's profit and loss account based on the 2001 results would have been S$112.4 million.

33.6.2 Vickers Ballas Holdings Limited

On February 13, 2001, DBS Bank announced its intention to acquire Vickers Ballas Holdings Limited ("VB"), a securities broking firm incorporated in Singapore. The DBSH Group financial statements include the results of VB from September 12, 2001, the date when DBS Bank gained control of VB. The transaction was accounted for under the purchase method of accounting, and VB became a subsidiary company of DBS Bank from September 12, 2001.

The cash consideration paid for the acquisition was S$418.1 million for a 59.5% interest in VB.

At the date of acquisition, the fair value of the identifiable assets and liabilities of VB was S$537.7 million and comprised the following:

In S$'000	September 12, 2001
Fixed assets	7,390
Government, trading and investment securities	96,153
Cash and balances, placements with, and loans to banks, loans to and bills receivable from non-bank customers	586,748
Other assets	573,929
Deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities in issue and other borrowings	(29,529)
Other liabilities	(696,979)
	537,712
Less: Minority interests	217,935
Adjusted net attributable assets	319,777
Add: Goodwill (Note 36)	98,311
Cost of acquisition	418,088

On September 28, 2001, DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd, both wholly-owned subsidiary companies of DBS Bank, were sold 100% to VB for a cash consideration of S$306.0 million. On completion of the sale, DBSH's effective equity interests in DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd were reduced from 100% to 59.5%. VB was subsequently renamed DBS Vickers Securities Holdings Pte Ltd ("DBSV").

Goodwill arising from the acquisition of DBSV amounted to S$98.3 million. This has been computed based on the difference between the total purchase consideration of S$418.1 million and DBS Bank's effective interest in the estimated fair value of identifiable assets and liabilities of DBSV of S$319.8 million. The goodwill will be amortised over a period of 10 years from the date of acquisition. The amortisation charge taken to the profit and loss account for the year ended December 31, 2001 was S$2.5 million, leaving a balance of S$95.8 million in goodwill.

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

At December 31, 2001 the total assets of DBSV under Singapore Statements of Accounting Standards included in the consolidated balance sheet of DBSH Group were S$1,199.4 million. The net interest income of DBSV included in the results of DBSH Group for the year ended December 31, 2001 was S$5.6 million. The profit after taxation of DBSV included in the results of DBSH Group for the year ended December 31, 2001 was S$12.1 million, before deducting goodwill amortisation of S$2.5 million and minority interest of S$5.1 million.

DBSH Group determines parent and minority interests in preparing consolidated financial statements on present ownership interests. The minority interest have a Put Option exercisable on September 12, 2003 at a price of S$0.90 per Option Share and 3.1% per annum on the option price compounded annually. DBSH Group accounts for the above as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares are acquired. Further details are disclosed in Notes 17 and 39.

When an acquisition involves more than one exchange transaction, each transaction is treated separately for the purpose of determining the fair value of the identifiable assets and liabilities acquired and for determining the amount of goodwill. As such, the actual goodwill in respect of the Put Option, should the Put Option be exercised, is determined only on the exercise date. Should the Put Option be exercised by the minority interest, on a proforma basis, DBS Bank would be required to pay an amount of S$321.6 million on September 12, 2003.

Goodwill in connection with this transaction will be computed based on the fair value of the identifiable assets and liabilities of DBSV as at that date. Based on the fair value of identifiable assets and liabilities of DBSV at September 12, 2001, the additional goodwill would have been S$103.7 million, and the incremental annual amortisation charge to the profit and loss account would have been S$10.4 million. Under these circumstances, the effective interest of DBS Bank in DBSV would increase to 100% at September 12, 2003. As such, there will be no minority interest in DBSV, and the annualised impact on DBSH Group's profit and loss account based on the 2001 results of DBSV would have been S$20.3 million.

33.6.3 On July 21, 2001, DBSH, under a conditional sale and purchase agreement ("Agreement"), sold its 100% equity stake of 52,089,052 ordinary shares of par value S$1.00 each in The Insurance Corporation of Singapore Limited ("ICS") to Commercial Union International Holdings Limited for a cash consideration of S$324.0 million. In addition, ICS paid a special dividend of S$51.0 million to DBSH prior to the completion of the Agreement. The net attributable tangible assets of ICS at the date of disposal was S$233.8 million. On completion of the sale, DBSH's equity interest in ICS was reduced from 100% to 0% and ICS has ceased to be a subsidiary company of DBSH Group.

Under the conditions of the Agreement, the shares of the following subsidiary and associated companies of ICS were transferred to DBSH for a total consideration of S$5.2 million:

- 20,625,003 ordinary shares of S$1.00 each fully paid in the capital of ICS Reinsurance Private Ltd (a company under a court-approved scheme of arrangement), for a consideration of S$1.00. DBSH's effective interest in the company remained at 51.5%.
- 5,066,546 ordinary shares of S$1.00 each fully paid in the capital of RMCA Holdings Pte Ltd for a consideration of S$5,066,546. DBSH's effective interest in the company remained at 100%.
- 100,000 ordinary shares of S$1.00 each fully paid in the capital of Reinsurance Management Corporation of Asia (Pte) Ltd for a consideration of S$100,000. DBSH's effective interest in the company remained at 80%.
- 4,900,000 ordinary shares of £1.00 each fully paid in the capital of Insurance Corporation of Singapore (UK) Limited for a consideration of £1. DBSH's effective interest in the company remained at 98%.
- 10,625,000 ordinary shares of S$1.00 each fully paid in the capital of RMCA Reinsurance Limited (a company under a court-approved scheme of arrangement), for a consideration of S$1.00. DBSH's effective interest in the company remained at 30%.

The total net attributable tangible assets of the companies at the date of acquisition were S$6.3 million.

33.6.4 On July 18, 2001, DBS Thai Danu Bank Public Company Limited, a subsidiary company of DBS Bank, sold its 76% equity stake in Inter-Roof Manufacturing Co. Ltd for a total consideration of 1 Baht. The net attributable tangible assets of Inter-Roof Manufacturing Co. Ltd at the date of disposal was 5 Baht. On completion of the sale, Inter-Roof Manufacturing Co. Ltd has ceased to be a subsidiary company of DBSH Group.

33.6.5 On October 8, 2001, DBS Bank acquired an additional 28.3% equity interest in DBS Bank Philippines, Inc (DBSP) for a consideration of Philippines Peso (PHP) 853 million (S$30.5 million). The net attributable tangible assets of DBSP at the date of acquisition was PHP 360 million (S$12.9 million). On completion of the additional acquisition, DBSH's effective equity interest in DBSP increased from 71.7% to 100%.

33.6.6 On November 11, 2001, DBS Thai Danu Bank Public Company Limited and DBS Securities Holding Pte Ltd, both subsidiary companies of DBS Bank, sold their combined 100% equity stake in DBS Thai Danu Securities Ltd ("DTDS") for a total cash consideration of Baht 432.9 million (S$18.0 million). The net attributable tangible assets of DTDS at the date of disposal was Baht 365.5 million (S$15.3 million). On completion of the sale, DTDS has ceased to be a subsidiary company of DBSH Group.

33.6.7 On November 16, 2001, DBS Bank sold its 100% equity stake of 27,064,133 ordinary shares in DBSP to Bank of the Philippine Islands for a cash consideration of PHP 1,585 million (S$56.8 million). The net attributable tangible assets of DBSP at the date of disposal was PHP 1,272 million (S$45.6 million). On completion of the sale, DBSH's effective interest in DBSP reduced from 100% to 0% and DBSP has ceased to be a subsidiary company of DBSH Group.

33.7 AMOUNTS OWING BY SUBSIDIARY COMPANY

These amounts comprise fixed deposits with and dividend receivable from a subsidiary company.

33.8 FAIR VALUES OF ASSETS AND LIABILITIES OF SUBSIDIARY COMPANIES ACQUIRED

The details of the fair values of assets and liabilities of subsidiary companies acquired and goodwill arising during the year were as follows:

In S$'000	2001	2000
Fixed assets	904,268	86,576
Government, trading and investment securities	10,767,259	156,846
Cash and balances, placements with, and loans to banks, loans to and bills receivable from non-bank customers	23,717,288	82,131
Other assets	1,231,605	37,099
Deposits and balances of banks, deposits and other accounts of non-bank customers, debt securities in issue and other borrowings	(27,876,792)	–
Other liabilities	(5,395,637)	(110,540)
	3,347,991	252,112
Less: Minority interests	1,016,942	807
Adjusted net attributable assets	2,331,049	251,305
Add: Goodwill (Note 36)	5,244,872	–
Cost of acquisition	7,575,921	251,305
Less: Non-cash outflow for acquisition of subsidiary companies	–	250,940
Less: Cash and bank balances in subsidiary companies acquired	143,094	–
Net cash outflow for acquisition of subsidiary companies	7,432,827	365

33.9 FAIR VALUES OF ASSETS AND LIABILITIES OF SUBSIDIARY COMPANIES DISPOSED

The fair values of assets and liabilities of subsidiary companies disposed during the year were as follows:

	DBSH Group	
In S$'000	2001	2000
Fixed assets	93,444	1,558
Other assets	838,480	478
Other liabilities	(638,253)	(1,344)
	293,671	692
Less: Minority interests	–	339
Adjusted net attributable assets	293,671	353
Add: Profit on disposal of subsidiary companies	156,117	5,797
Proceeds from disposal	449,788	6,150
Less: Non-cash inflow from disposal of subsidiary companies	–	3,690
Less: Cash and bank balances in subsidiary companies disposed	84,472	–
Net cash inflow from disposal of subsidiary companies	365,316	2,460

34. ASSOCIATES AND JOINT VENTURE COMPANIES

34.1 The investments in associated and joint venture companies at December 31 are as follows:

In S$'000	DBSH Group 2001	DBSH Group 2000
Quoted equity shares at cost	1,108,593	1,071,800
Unquoted equities at cost	46,908	36,450
	1,155,501	1,108,250
Less: Goodwill arising from equity accounting	838,168	836,123
	317,333	272,127
Add: Group's share of post acquisition retained profits and reserves of associates, net of dividends received arising from equity accounting	241,010	285,561
	558,343	557,688
Market value of quoted equity shares	706,344	719,274

34.2 At December 31, the net tangible asset values ("NTA") and market values of the quoted equity shares in associated companies of DBSH Group for which equity accounting was applied are as follows:

In S$'000	DBSH Group 2001 NTA	2001 Market Value	2000 NTA	2000 Market Value
Held by subsidiary companies				
Bank of the Philippine Islands	368,685	655,552	358,211	639,718
Hwang-DBS (Malaysia) Bhd	63,494	50,792	60,196	79,556
Total	432,179	706,344	418,407	719,274

34.3 The associated companies held by DBSH and its subsidiary companies at December 31 are as follows:

Associated Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBSH/DBSH's Subsidiaries 2001	2000
Quoted				
Held by DBS Bank				
Bank of the Philippine Islands	Philippines	Commercial banking and financial services	20.8	20.8
Held By Other Subsidiary Companies				
Hwang-DBS (Malaysia) Bhd	Malaysia	Investment holding	23.3	23.3
Unquoted				
Held by DBSH				
RMCA Reinsurance Limited (a)	Singapore	Investment holding	30.0	30.0
Held by DBS Bank				
Clearing and Payment Services Pte Ltd	Singapore	Provides service infrastructure for clearing payment and settlement of financial transactions	33.3	–

Associated Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBSH/DBSH's Subsidiaries 2001	2000
Held by DBS Bank				
Fujitec Singapore Corporation Ltd	Singapore	Manufactures elevators, escalators and related components	26.0	26.0
General Securities Investments Ltd	Singapore	Investment holding	–	41.8
Network for Electronic Transfers (Singapore) Pte Ltd	Singapore	Electronic funds transfer	20.0	20.0
Orix Leasing Singapore Ltd	Singapore	Lease and hire-purchase financing of equipment	30.0	30.0
Singapore Polymer Corporation Pte Ltd	Singapore	Manufactures poly vinyl chloride resins and related compound	–	38.7
Spray's Shipping Pte Ltd	Singapore	Dormant	26.0	26.0
Transpac Capital Pte Ltd	Singapore	Investment manager for venture capital companies, investment advisory, consultancy and related services	–	32.0
Transpac Investments Ltd	Singapore	Investment holding	–	32.0
Venture Investment Management (S) Pte Ltd	Singapore	Investment management services	24.5	24.5
Yamaha Music (Asia) Pte Ltd	Singapore	Distributor and retailer of all kinds of musical instruments, operator and franchise of music schools	20.0	20.0
Investment and Capital Corporation of the Philippines	Philippines	Financial services	20.0	20.0
Held By Other Subsidiary Companies				
Asia Converge Pte Ltd	Singapore	Securities transaction processing	39.0	–
Singapore Africa Investment Management Pte Ltd	Singapore	Investment management	30.0	–
Southern Africa Investment Pte Ltd	Singapore	Venture capital investment	25.0	–
Singapore Consortium Investment Management Ltd	Singapore	Investment management services	20.0	20.0
Transtech Capital Investment I Ltd (under voluntary liquidation)	Singapore	Venture capital investment	41.5	41.5
Venture Investment Management II Ltd	Singapore	Investment manager for venture capital	30.0	30.0
Transtech Venture Management Pte Ltd	Singapore	Investment manager for venture capital	40.0	40.0
Hwang-DBS Unit Trust Berhad	Malaysia	Investment management services	30.0	30.0
Shenton Corporation	Philippines	Real estate holding company	–	24.0
Shenton Realty Corporation	Philippines	Real estate holding company	–	38.4
Roche Diagnostics (Thailand) Company Limited (b)	Thailand	Distributor of medical products	–	25.5
Thailand Carpet Manufacturing Public Company Limited (b)	Thailand	Carpet manufacturer	46.0	46.0

(a) The associated company is under a court-approved scheme of arrangement. Consequently, equity accounting was not applied for this associated company. In 2000, this associate company was directly held by The Insurance Corporation of Singapore Limited.

(b) The investment in this associated company was acquired as a result of debt restructuring, and is not intended to be a long-term investment. Consequently, equity accounting was not applied for this associated company.

34.4 The joint venture companies indirectly held by DBSH at December 31 are as follows:

Joint Venture Companies	Country of Incorporation/ Business	Principal Activities	Interest Held By DBSH Group 2001	2000
Held By DBS Bank				
Ayala DBS Holdings Inc.	Philippines	Investment holding	40.0	40.0
Held By Other Subsidiary Companies				
DBS TD Waterhouse Holdings Pte Ltd	Singapore	Internet trading	50.0	–
The Payment Solutions Company (formerly known as IBUYIPAY Pte Ltd)	Singapore	To design, develop, implement and maintain internet-based payment gateway	50.0	50.0
Hutchison Dao Heng Card Limited	British Virgin Islands	Provision of agency services for credit card business	50.0	–

34.4.1 During the financial year, DBS Vickers Securities Holdings Pte Ltd, a subsidiary company of DBS Bank, established a 50:50 joint-venture company, DBS TD Waterhouse Holdings Pte Ltd, with TD Waterhouse Group, Inc. for a consideration of S$9,140,599.

34.4.2 The Group's share of the net profit after taxation, assets employed and liabilities incurred by the joint venture companies at December 31 is as follows:

In S$'000	DBSH Group 2001	2000
Profit and Loss		
Share of net profit after taxation	2,424	–
Balance sheet		
Non-current assets	98,433	34
Current assets	125,583	371
Current liabilities	89,697	50
Non-current liabilities	9,205	–

35. FIXED ASSETS

35.1 Net book values at December 31, at cost less accumulated depreciation, and movements during the year are as follows:

In S$'000	Leasehold properties	Freehold properties	Total properties	Equipment, furniture and other assets	Total
Cost					
Balance at January 1, 2001	1,356,192	569,975	1,926,167	627,916	2,554,083
Additions	2,102	4,454	6,556	177,899	184,455
Disposals	(153,318)	(98,832)	(252,150)	(256,970)	(509,120)
On acquisition of subsidiary companies	930,500	8,187	938,687	249,859	1,188,546
On consolidation of SPE	180,000	–	180,000	–	180,000
Exchange differences	972	24,393	25,365	9,645	35,010
Balance at December 31, 2001	2,316,448	508,177	2,824,625	808,349	3,632,974
Accumulated depreciation					
Balance at January 1, 2001	228,548	66,514	295,062	364,018	659,080
Depreciation charge (Note 10.4)	49,189	10,907	60,096	108,609	168,705
Disposals	(63,921)	(7,476)	(71,397)	(262,247)	(333,644)
On acquisition of subsidiary companies	91,279	1,022	92,301	164,579	256,880
Exchange differences	175	3,778	3,953	5,051	9,004
Balance at December 31, 2001	305,270	74,745	380,015	380,010	760,025
Less: Provision for diminution in value (Note 30)	(162,191)	(48,164)	(210,355)	(2,241)	(212,596)
Net book value at December 31, 2001	1,848,987	385,268	2,234,255	426,098	2,660,353
Market value at December 31, 2001	2,384,997	417,520	2,802,517	–	2,802,517
Cost					
Balance at January 1, 2000	1,342,675	579,179	1,921,854	527,161	2,449,015
Additions	59,628	4,188	63,816	183,353	247,169
Disposals	(61,798)	(75,531)	(137,329)	(97,434)	(234,763)
On acquisition of subsidiary companies	16,818	68,916	85,734	21,976	107,710
Exchange differences	(1,131)	(6,777)	(7,908)	(7,140)	(15,048)
Balance at December 31, 2000	1,356,192	569,975	1,926,167	627,916	2,554,083
Accumulated depreciation					
Balance at January 1, 2000	195,580	64,047	259,627	329,394	589,021
Depreciation charge (Note 10.4)	38,254	13,308	51,562	84,434	135,996
Disposals	(5,942)	(9,307)	(15,249)	(66,555)	(81,804)
On acquisition of subsidiary companies	1,085	547	1,632	20,503	22,135
Exchange differences	(429)	(2,081)	(2,510)	(3,758)	(6,268)
Balance at December 31, 2000	228,548	66,514	295,062	364,018	659,080
Less: Provision for diminution in value (Note 30)	(89,986)	(12,107)	(102,093)	(3,142)	(105,235)
Net book value at December 31, 2000	1,037,658	491,354	1,529,012	260,756	1,789,768
Market value at December 31, 2000	1,672,272	533,824	2,206,096	–	2,206,096

35.2 The net book values of DBS Building Tower Two and PWC Building, being investment properties held for the purpose of generating rental income, at December 31, 2001 were S$218.6 million (2000: S$218.5 million) and S$378.0 million (2000: S$429.0 million) respectively. The market values were independently appraised at S$460.0 million (2000: S$493.0 million) and S$378.0 million (2000: S$429.0 million) respectively.

36. GOODWILL AND INTANGIBLE ASSETS

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

Set out below is the carrying value after an assessment for impairment of goodwill has been performed:

In S$'000	DBSH Group 2001
Goodwill arising on consolidation	
Unamortised balance at January 1	–
Acquisition of new subsidiary companies*	5,255,624
Amortisation for the financial year	(131,414)
Unamortised balance at December 31	5,124,210

Comprising: S$'000	Date of Acquisition	Amortisation Period	Unamortised balance at December 31, 2001	Charge to Profit and Loss Account
At the DBS Bank level				
Dao Heng Bank Group Limited	June 29, 2001	20 years	5,017,698	128,863
DBS Vickers Securities Holdings Pte Ltd	September 12, 2001	5 / 10 years	106,512	2,551
			5,124,210	131,414
Included in the DBS Vickers Securities Holding Pte Ltd				
Lum Chang Securities Pte Ltd		5 years	10,659	93
DBS Securities Holding Pte Ltd**		5 years	12,200	247
			22,859	340

* Include the goodwill on acquisition of Dao Heng Bank Group Limited (S$5,147 million) and Vickers Ballas Holdings Limited (S$98.3 million).

** Eliminated at Group's level.

The Board of Directors has assessed the carrying values of the goodwill of S$5,124.2 million at December 31, 2001 to be appropriate, taking into account the expected future cash flows and revenue streams from the businesses acquired.

37. CONTINGENT LIABILITIES

DBSH Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Nature of instruments

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. DBSH Group expects most acceptances to be presented, but reimbursement by the customer is usually immediate. Endorsements are residual liabilities of DBSH Group in respect of bills of exchange which have been paid and subsequently rediscounted.

Guarantees, performance bonds and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As DBSH Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

The amounts outstanding at December 31 comprise the following:

In S$'000	DBSH Group 2001	2000
Acceptances on account of customers	**301,949**	148,922
Guarantees on account of customers	**4,641,697**	3,938,461
Endorsements and other obligations on account of customers		
Letters of credit	**1,604,550**	2,487,208
Others	**253,456**	163,858
Spot foreign exchange contracts	**3,379,235**	1,931,823
Other contingent items	**101,947**	4,147
Total	**10,282,834**	8,674,419
Industry Breakdown		
Manufacturing	**2,047,008**	1,869,049
Building and Construction	**701,435**	876,389
General Commerce	**1,795,566**	1,184,072
Transportation, Storage and Communications	**618,045**	548,242
Financial Institutions, Investment and Holding Companies	**3,749,352**	2,842,456
Professionals and Private Individuals (except Housing Loans)	**299,564**	278,652
Others	**1,071,864**	1,075,559
Total	**10,282,834**	8,674,419

Included in "Other contingent items" at December 31, 2001, is an amount of S$91.0 million (2000: Nil), representing the termination fee payable by DBS Bank should it terminate its Life Insurance Bancassurance Distribution Agreement ("Agreement") with CGNU International Insurance PLC. The amount of termination fee payable is determined in accordance with the schedule of termination fee included in the Agreement, and ranges from S$35.0 million to S$91.0 million, depending on when the Agreement is terminated.

Included in "Guarantees on account of customers" at December 31, 2001, was a guarantee of S$647.9 million (2000: S$154.0 million) which was given by DBS Bank to holders of "DBS UP Guaranteed Fund 2.5/1, DBS UP Guaranteed Fund 3.5/1, DBS UP Guaranteed Fund 5.0/1, DBS UP Guaranteed Fund 5.0/2, DBS UP Guaranteed Fund 5.0/3, DBS UP Guaranteed Fund 7.0/2, and DBS UP Guaranteed Fund 7.0/3" on the guaranteed value payable on June 25, 2003, June 23, 2004, December 23, 2005, April 30, 2006, June 30, 2006, April 30, 2008 and June 30, 2008 respectively.

Vickers Ballas & Co ("VB & Co"), a subsidiary company, is a party to a back-to-back equity swap agreement between a former subsidiary and a third party, whose shares are subject to the equity swap agreement.

During the financial year, the Directors of Vickers Ballas & Co ("Directors") commissioned an independent financial risk consultant to assess the maximum exposure to DBSH Group arising from the equity swap agreement, and this was assessed to be approximately US$500,000. The former subsidiary has provided a guarantee to VB&Co for any losses that may arise should the third party exercise its rights under the equity swap agreement. However, there may be a contingent liability to DBSH Group if the former subsidiary is unable to honor the guarantee when called upon by VB&Co.

At December 31, 2001, the market value of the equity swap agreement amounted to US$5.2 million (S$9.7 million) in favour of the former subsidiary. Accordingly, the Directors are of the view that the possibility of the third party exercising its rights under the equity swap agreement is remote. Consequently, no provision has been made in the financial statements.

38. COMMITMENTS

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

The commitments, which are not reflected in the consolidated balance sheet at December 31, comprise the following:

	DBSH Group	
In S$'000	2001	2000
Loans and other facilities		
Undrawn credit facilities	49,124,280	32,910,381
Undrawn note issuance and revolving underwriting facilities	10,900	400
Undisbursed commitments in debt securities and equities	212,867	102,000
Underwriting commitments in debt securities and equities	148	6,665
Sub-total	49,348,195	33,019,446
Capital Commitments	26,946	45,598
Total	49,375,141	33,065,044
Industry Breakdown		
Manufacturing	4,638,105	5,843,058
Building and Construction	7,612,816	6,398,807
Housing Loans	1,011,722	1,463,223
General Commerce	5,565,657	3,678,790
Transportation, Storage and Communications	10,215,492	4,437,789
Financial Institutions, Investment and Holding Companies	6,958,752	5,654,806
Professionals and Private Individuals (except Housing Loans)	9,859,432	1,684,773
Others	3,513,165	3,903,798
Total	49,375,141	33,065,044

39. FINANCIAL DERIVATIVES

39.1 Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following outlines the nature and terms of the most common types of derivatives used by DBSH Group:

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency futures are typically exchange-traded agreements to buy or sell standard amounts of a specified currency at an agreed exchange rate on a standard future date.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Interest rate contracts

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contracted rate and the market rate prevailing on the settlement date.

Swaptions give the buyer the right, but not the obligation, to enter an interest rate swap as either the payer or receiver of the fixed side of the swap.

Credit related contracts

Credit derivatives are off-balance sheet instruments that allow for the isolation and transfer of credit risk from one party (the "Protection Buyer") to another (the "Protection Seller") without necessarily effecting an upfront exchange of physical assets. The pay-off under a credit derivative contract is linked to the credit performance of an underlying reference credit.

Equity related contracts

Equity derivatives

DBSH Group's principal equity related contracts are equity and stock index swaps and options (including warrants, which are options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other paying based on the actual return of the stock or stock index. No principal amounts are exchanged. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

39.2 The tables below analyse the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. In addition, they also set out the corresponding gross positive and negative balance sheet fair values of the derivative financial instruments by counterparties to reflect the underlying credit risk of these counterparties. In the financial statements, trading and non-trading (excluding those non-trading derivative financial instruments which are held for hedging and are accounted for on an accrual basis) derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities".

	2001					
	Trading			Non-Trading		
In S$'000	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value
Foreign Exchange Derivatives						
FX Forwards	20,427,882	155,215	243,945	664,050	2,267	3,467
FX Swaps	138,560,941	880,505	860,544	5,806,714	78,492	120,455
Currency swaps	15,155,680	94,309	156,511	118,638	103	457
Currency options purchased (a)	11,446,873	147,621	692	–	–	–
Currency options written (b)	12,145,112	896	174,311	–	–	–
Sub-total	197,736,488	1,278,546	1,436,003	6,589,402	80,862	124,379
Interest Rate Derivatives						
Forward rate agreements bought	6,348,556	3,173	10,575	–	–	–
Forward rate agreements sold	5,870,895	9,556	1,065	–	–	–
Interest rate swaps	164,209,256	1,507,018	1,288,146	10,972,096	382,824	141,741
Financial futures purchased	530,076	597	78	–	–	–
Financial futures sold	909	–	10	–	–	–
Swaptions purchased	942,930	381	–	–	–	–
Swaptions sold	1,674,048	10,300	481	–	–	–
Interest rate futures options purchased	925,175	603	42	–	–	–
Interest rate futures options written	1,123,448	–	19,680	–	–	–
Interest rate caps / floor written	2,290,836	4,319	37,933	–	–	–
Interest rate caps / floor purchased	913,307	33,957	5,618	9,251	–	–
Sub-total	184,829,436	1,569,904	1,363,628	10,981,347	382,824	141,741
Equity Derivatives						
Equity options purchased	446,901	4,797	127	3,792,344	–	738
Equity options sold	530,000	13,551	21,349	4,113,952	1,002	2,491
Sub-total	976,901	18,348	21,476	7,906,296	1,002	3,229
Credit Derivatives						
Credit default swaps	–	–	–	3,134,046	3,088	24,127
Sub-total	–	–	–	3,134,046	3,088	24,127
Total	383,542,825	2,866,798	2,821,107	28,611,091	467,776	293,476
Balances arising from off-balance sheet financial instruments (see Other liabilities / Other assets Notes) 22/32		2,866,798*	2,821,107			2,491

* These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group (Note 2.7.3).

(a) Included in the underlying principal is an amount of S$7,213,000 which reflects the actual payout for the purchase of "Touch Rebates". These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

(b) Included in the underlying principal is an amount of S$14,836,000 which reflects the actual payout required for "Touch Rebates" sold. These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to S$330,902 million and S$81,252 million respectively.

DBSH Group accounts for options on shares held by the minority as derivative contracts, and the options will be accounted for as such until any settlement date when the physical shares would be acquired.

Dao Heng Bank Group Limited

Call Option

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, the minority shareholders of DBS Diamond Holdings Ltd ("DDH") are subject to a Call Option provision. Under the Call Option, DBS Bank has the right to require each DDH minority shareholder to sell his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

The notional value of the Call Option at December 31, 2001 is S$3,637.0 million. This amount would be payable in full if DBS Bank exercises the Call Option at maturity.

DBSH Group has determined the fair value of the Call Option at December 31, 2001 and has taken the difference between their value on the date on which they were written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Call Option was not materially different from the fair value of the Call Option at inception. The fair value was determined based on a discounted cashflow methodology approved by DBS Bank's Group Risk Department.

Put Option

Under the Cash and Share Option (Option B) offered by DBS Bank to the shareholders of DHG, DBS Bank is subject to a Put Option provision. Under the Put Option, each DDH minority shareholder has the right to require DBS Bank to purchase his shares by giving a notice within a period of seven business days following December 31, 2002 at a purchase price of HK$21.70 per share.

The notional value of the Put Options at December 31, 2001 is S$3,637.0 million. This amount would be payable in full should all minority shareholders exercise their Put Options at maturity.

DBSH Group has determined the fair value of the Put Options at December 31, 2001 and has taken the difference between their value on the date on which they were written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Put Options was not materially different from the fair value of the Put Option at inception. The fair value was determined based on a discounted cashflow methodology approved by DBS Bank's Group Risk Department.

Should either of the options be exercised by DBS Bank or the DDH minority interest, on a proforma basis, DBS Bank would be required to pay an amount of HK$15,327.1 million (S$3,637.0 million) within 5 days of the exercise date of the options.

DBS Vickers Securities Holdings Pte Ltd

Under the Shareholders' Agreement in relation to the sale and purchase of Vickers Ballas Holdings Limited, DBS Bank is subject to a Put Option provision. The minority interest may exercise a Put Option exercisable on September 12, 2003 at an Option Price of S$0.90 per Option Share and 3.1 per cent per annum compounded annually.

The notional value of the Put Option at December 31, 2001 is S$321.6 million. This amount would be payable in full should the minority shareholder exercises its Put Option at maturity.

DBS Bank has determined the fair value of the Put Option at December 31, 2001 and has taken the difference between its value on the date on which it was written and December 31, 2001, through its profit and loss account. At December 31, 2001 the fair value of the Put Option included in "Other liabilities" was an unrealised loss of S$2.5 million. The fair value was determined based on discounted cash flow methodology as approved by DBS Bank's Group Risk Department.

Should the Put Option be exercised by the minority interest, on a proforma basis, DBS Bank would be required to pay an amount of S$321.6 million on September 12, 2003.

The following table shows an analysis of DBSH Group's derivatives financial instruments at December 31, 2000:

	2000			
	Non Trading	Trading		
In S$'000	Underlying Principal	Underlying Principal	Year-end Positive Fair Value	Year-end Negative Fair Value
Foreign Exchange (FX) Derivatives				
FX Forwards	4,085,680	5,035,600	112,209	152,960
FX swaps	19,420,597	70,896,043	468,972	517,942
Currency swaps	269,314	4,878,325	28,358	41,034
Currency options purchased	1,800	2,989,414 (a)	32,512	54
Currency options written	3,580	3,358,823 (b)	286	24,792
Sub-total	23,780,971	87,158,205	642,337	736,782
Interest Rate Derivatives				
Forward rate agreements bought	–	901,030	–	636
Forward rate agreements sold	–	217,706	343	–
Interest rate swaps	4,996,777	33,905,895	280,085	219,715
Financial futures purchased	–	5,788,640	1,224	161
Financial futures sold	–	6,677,849	560	4,125
Swaption purchased	–	111,078	2,656	–
Swaption sold	–	111,078	–	1,729
Interest rate futures option written	–	1,646,113	–	2,230
Interest rate caps/floor purchased	–	463,188	4,277	395
Interest rate caps/floor written	–	1,566,241	885	10,263
Sub-total	4,996,777	51,388,818	290,030	239,254
Equity Derivatives				
OTC Equity options purchased	–	4,435,455	393	2,789
OTC Equity options sold	–	4,433,491	2,861	357
Sub-total	–	8,868,946	3,254	3,146
Total	28,777,748	147,415,969	935,621	979,182
Balances arising from off-balance sheet financial instruments (see Other liabilities/Other assets Notes 22/32)			935,621	979,182

(a) Included in the underlying principal is an amount of S$2,599,000 which reflects the actual payout for the purchase of "Touch Rebates". These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

(b) Included in the underlying principal is an amount of S$866,000 which reflects the actual payout required for "Touch Rebates" sold. These are derivatives which require a fixed payment as a result of some future event that have no notional amount.

40. USE OF FINANCIAL INSTRUMENTS

40.1 Strategy in using financial instruments

DBSH Group's activities are principally related to the use of financial instruments including the use of derivatives. The Group accepts deposits from customers at both fixed and floating rates and for varying periods and seeks to earn above average interest margins by investing these funds in high quality assets. DBSH Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might possibly fall due.

DBSH Group also seeks to raise its interest margins by obtaining above average margins, net of provisions, through lending to commercial and retail borrowers with a range of credit standing. Such exposures involve not just on-balance sheet loans and advances but DBSH Group also enters into guarantees and other commitments such as letters of credit and performance, and other bonds.

DBSH Group takes positions in traded and over the counter financial instruments including derivatives to take advantage of short-term market movements in the equity and bond markets and in currency, interest rate and commodity prices. These positions can be for its own dealing purposes or as part of its services to meet customers' needs. Trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions are set and monitored by DBS Bank's Group Risk Department. With the exception of specific hedging arrangements, foreign exchange and interest rate exposures associated with these derivatives are normally offset by entering into counter balancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

40.2 Financial Risk Management Objectives and Policies

The Group has set up objectives and policies to manage the risks that arise in connection with the use of financial instruments.

40.2.1 Structural Interest Rate and Foreign Exchange Risks

DBSH Group uses financial instruments for asset and liability management purposes. Various instruments are used to manage DBSH Group's on-and off-balance sheet positions. These include interest rate swaps, options, futures and currency swaps. They are used to manage structural interest rate risk and foreign exchange exposure, including capital and those arising from foreign currency investment.

Structural interest rate risk arises from mismatches in the interest rate risk profile of customer loans and deposits. It relates to basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve movements and embedded optionality.

For foreign exchange management, the Group's objective is where possible to limit the effect of exchange rate movements on the Group's earnings. For foreign currency investments, the Group's general policy is to borrow fundable currencies. Non-fundable or illiquid currencies may be hedged using other instruments. Where appropriate; for currencies with high hedging costs or illiquidity of the market, alternative hedging strategies may be used.

40.2.2 Interest Rate Risk

The tables below summarise DBSH Group's exposure to interest rate risk. Included in the first table are the DBSH Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. The fair value or amortised cost of derivative financial instruments is included in "Other assets" and "Other liabilities".

In S$'million	Less than 7 days	1 week to 1 month	1 – 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
2001								
Cash, and balances and placements with central banks and banks	8,397	10,805	9,693	11,744	497	38	3,540	44,714
Securities [1]	371	1,990	3,862	6,441	4,249	6,218	1,233	24,364
Loans to, and bills receivable from, non-bank customers	35,858	9,628	10,653	5,579	3,199	2,750	541	68,208
Other assets [2]	2,117	–	–	–	–	–	11,891	14,008
Total assets	46,743	22,423	24,208	23,764	7,945	9,006	17,205	151,294
Subordinated term debts	–	–	7	18	48	5,865	209	6,147
Deposits and balances of banks	2,564	2,459	2,098	1,325	–	–	–	8,446
Deposits and other accounts of non-bank customers	62,746	25,276	10,951	6,951	645	202	–	106,771
Other liabilities [3]	7,022	456	902	845	706	1,480	2,912	14,323
Total liabilities	72,332	28,191	13,958	9,139	1,399	7,547	3,121	135,687
Minority interests	–	–	–	–	–	–	2,078	2,078
Equity	–	–	–	–	–	–	13,529	13,529
Total liabilities and equity	72,332	28,191	13,958	9,139	1,399	7,547	18,728	151,294
On balance sheet interest sensitivity gap	(25,589)	(5,768)	10,250	14,625	6,546	1,459	(1,523)	–
Off-balance sheet interest sensitivity gap								
– Contingent liabilities	–	–	–	–	–	–	10,283	10,283
– Commitments	4,652	790	34,883	7,345	1,382	268	55	49,375
– Financial derivatives	7,292	38,337	83,054	64,108	2,457	563	216,343	412,154
	11,944	39,127	117,937	71,453	3,839	831	226,681	471,812

(1) Securities include Singapore Government securities and treasury bills, trading securities and investment securities

(2) Other assets include associated and joint venture companies, goodwill and intangible assets, fixed assets and other assets.

(3) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below summarises the effective average interest rate at December 31, 2001 by major currencies for monetary financial instruments:

	Singapore Dollar %	US Dollar %	Hong Kong Dollar %	Thai Baht %
Assets				
Cash, and balances and placements with central banks	–	0 – 4.37	–	–
Securities [1]	1.48 – 4.21	3.82 – 5.60	2.25 – 3.44	2.10 – 11.64
Balances, placements with, and loans to banks	0.89 – 1.25	1.90 – 2.86	1.25 – 5.13	–
Loans to, and bills receivable from, non-bank customers	2.68 – 6.15	3.54 – 3.65	2.25 – 5.06	4.38 - 18.51
Liabilities				
Subordinated term debts	5.35	7.13 – 7.88	–	4.10
Deposits and balances of banks	0.46 – 1.84	1.84 – 2.18	2.54	0 – 0.50
Deposits and other accounts of non-bank customers	0.02 – 1.24	0.79 – 2.95	0.10 – 6.40	0 – 4.75

(1) Securities include Singapore Government securities and treasury bills, trading debt securities and investment securities. Excludes trading and investment equities.

A summary of DBSH Group's balance sheet at December 31, 2001 by currencies is as follows:

Currency Risk

In S$'million	Singapore Dollar	US Dollar	Hong Kong Dollar	Thai Baht	Others	Total
Cash, and balances and placements with central banks and banks	11,014	23,725	1,697	174	8,104	44,714
Securities [1]	11,913	5,026	5,843	401	1,181	24,364
Loans to, and bills receivable from, non-bank customers	33,234	8,187	22,976	2,482	1,329	68,208
Other assets [2]	2,996	2,293	7,160	562	997	14,008
Total assets	59,157	39,231	37,676	3,619	11,611	151,294
Subordinated term debts	100	5,709	–	338	–	6,147
Deposits and balances of banks	959	4,597	878	99	1,913	8,446
Deposits and other accounts of non-bank customers	55,137	21,811	20,976	3,242	5,605	106,771
Other liabilities [3]	2,764	3,998	6,220	130	1,211	14,323
Total liabilities	58,960	36,115	28,074	3,809	8,729	135,687
Minority interests	2,078	–	–	–	–	2,078
Equity	13,529	–	–	–	–	13,529
Total liabilities and equity	74,567	36,115	28,074	3,809	8,729	151,294
Net on-balance sheet position	(15,410)	3,116	9,602	(190)	2,882	–
Net off-balance sheet position	91,337	136,891	186,415	6,377	50,792	471,812

(1) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(2) Other assets include associated and joint venture companies, goodwill and intangible assets, fixed assets and other assets.

(3) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below analyses DBSH Group's net structural currency exposure at December 31, 2001:

In S$'million	Net investments in overseas operations	Borrowings which hedge the net investments	Remaining structural currency exposures
Functional currency of the operation involved			
US Dollar	130	131	(1)
Hong Kong Dollar	3,518	3,323	195
Thai Baht	(666)	(659)	(7)
Others	821	614	207
Total	3,803	3,409	394

(1) Refer to net tangible asset of subsidiaries/associate companies and capital funds/retained earnings of branches operations.

40.2.3 Market Risk

Financial instruments are also used to assist customers to manage risk. Market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and volatility levels. The Group's trading activities use financial instruments to provide our customers the ability to manage their market risk exposures. The most commonly used financial instruments in the trading activities are foreign exchange forward contracts, foreign currency and interest rate futures, interest rate and currency swaps, forward rate agreements, and foreign currency and interest rate options. The market value of instruments used are based on current market and contracted prices of the underlying instruments, yield curves, time value of money, and volatility measures.

40.2.4 Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Senior management manages credit risk at the enterprise level by setting the overall direction and policy. In so doing, it directs the lending policies and risk appetite for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. DBSH Group is guided by a set of credit principles, which all extensions of credit must adhere to. These principles include thorough knowledge of the borrower, purposes of credit, identification and assessment of repayment sources, and appropriate credit structuring.

40.2.5 Concentration Risk

DBSH Group's risk management processes ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposure is monitored against these limits, and action is taken if exposure limits are breached.

40.2.6 Liquidity Risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. DBSH Group's objective in liquidity management is to ensure that there is sufficient liquidity to meet obligations under normal as well as adverse circumstances and take advantage of lending and investment opportunities as they arise. As part of its liquidity risk management, DBSH Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and continuous contingency planning.

The table below analyses assets and liabilities of DBSH Group into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

In S$'million	Repayable on demand	Less than 7 days	1 week to 1 month	1-3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No specific maturity	Total
December 31, 2001										
Cash, and balances and placements with central banks and banks	4,151	7,786	10,805	9,665	11,726	543	27	11	-	44,714
Securities [1]	10,778	83	429	1,489	3,714	3,268	3,347	187	1,069	24,364
Loans to, and bills receivable from, non-bank customers	5,192	1,054	8,377	3,817	6,253	10,233	8,646	24,636	-	68,208
Other assets [2]	2,117	-	-	-	-	-	-	-	11,891	14,008
Total assets	22,238	8,923	19,611	14,971	21,693	14,044	12,020	24,834	12,960	151,294
Subordinated term debts	-	-	-	7	17	49	209	5,865	-	6,147
Deposits and balances of banks	318	2,246	2,459	2,098	1,325	-	-	-	-	8,446
Deposits and other accounts of non-bank customers	53,682	9,064	25,276	10,951	6,951	645	202	-	-	106,771
Other liabilities [3]	6,798	224	456	902	845	706	573	907	2,912	14,323
Total liabilities	60,798	11,534	28,191	13,958	9,138	1,400	984	6,772	2,912	135,687
Minority interests	-	-	-	-	-	-	-	-	2,078	2,078
Equity	-	-	-	-	-	-	-	-	13,529	13,529
Total liabilities and equity	60,798	11,534	28,191	13,958	9,138	1,400	984	6,772	18,519	151,294
Net liquidity gap	(38,560)	(2,611)	(8,580)	1,013	12,555	12,644	11,036	18,062	(5,559)	-
December 31, 2000										
Cash, and balances and placements with central banks and banks	2,746	2,815	19,098	3,690	10,869	351	114	31	-	39,714
Securities [1]	4,849	15	193	1,163	2,796	1,981	1,715	792	341	13,845
Loans to, and bills receivable from, non-bank customers	4,483	506	5,220	3,528	6,214	9,429	5,570	17,074	-	52,024
Other assets [2]	1,743	-	-	-	-	-	-	-	3,882	5,625
Total assets	13,821	3,336	24,511	8,381	19,879	11,761	7,399	17,897	4,223	111,208
Subordinated term debts	-	-	20	-	23	26	11	2,428	-	2,508
Deposits and balances of banks	353	2,217	6,570	2,146	768	-	-	-	-	12,054
Deposits and other accounts of non-bank customers	46,178	5,191	16,997	6,910	4,940	500	4	-	-	80,720
Other liabilities [3]	2,572	22	27	126	1,108	365	126	234	977	5,557
Total liabilities	49,103	7,430	23,614	9,182	6,839	891	141	2,662	977	100,839
Minority interests	-	-	-	-	-	-	-	-	(126)	(126)
Equity	-	-	-	-	-	-	-	-	10,495	10,495
Total liabilities and equity	49,103	7,430	23,614	9,182	6,839	891	141	2,662	11,346	111,208
Net liquidity gap	(35,282)	(4,094)	897	(801)	13,040	10,870	7,258	15,235	(7,123)	-

(1) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(2) Other assets include associated and joint venture companies, goodwill and intangible assets, fixed assets and other assets.

(3) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred

41. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction. The information presented herein represents estimates of fair values as at the balance sheet date.

Where available, quoted and observable market prices are used as the measure of fair values. Where such quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions regarding risk characteristics of various financial instruments, discount rates, estimates of future case flows, future expected loss experience and other factors. Changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of SAS 32 which requires the fair value information to be disclosed. These include fixed assets, long-term relationships with customers and intangibles.

Except for loans to and bills receivable from customers, the following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. The Group have computed the fair values of loans to and bills receivable from customers, taking into account the relevant market interest rates and credit spread by product types and noted that the total fair value is not materially different from the total carrying amount at year-end.

In S$'million	Carrying value 2001	Fair value 2001
Financial assets		
Cash, and balances and placements with central banks and banks	44,714	44,758
Securities	24,364	24,381
Financial liabilities		
Subordinated term debts	6,147	6,159
Deposits and balances of banks	8,446	8,448
Deposits and other accounts of non-bank customers	106,771	106,762
Other borrowings, debt securities issued and bills payable	4,738	4,738

Cash, and balances and placements with central banks and banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

Securities

Securities include Singapore Government securities and treasury bills, trading securities and investment securities. Fair value is based on the market prices or broker/dealer price quotations. Where market price may not be achievable as a result of operating in illiquid markets, appropriate adjustment to the market value is made. For equities, where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee.

Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity.

Deposits, and balances of banks and non-bank customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand.

The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using interest rates of new debts with similar remaining maturity.

Other borrowings, debt securities and bills payable

The fair value approximates their carrying amounts.

42. ASSETS PLEDGED

The aggregate carrying amounts of assets that have been mortgaged or pledged in the normal course of business to secure the liabilities of DBSH Group at December 31 are as follows:

In S$'000	DBSH Group 2001	DBSH Group 2000
Securities sold under repurchase agreements	4,278,565	618,060
Other assets pledged	378,202	429,404
Total	4,656,767	1,047,464

43. EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA AND THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA

DBSH Group has exposures to certain countries in the Asia Pacific region.

The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

At December 31, 2001, DBSH Group had assets in the Regional Countries, amounting to S$7,790 million (2000: S$7,126 million) and in Hong Kong and China amounting to S$32,721 million (2000: S$8,003 million).

	DBSH Group			
	2001		2000	
In S$'million	Assets	NPLs[(a)]	Assets	NPLs[(a)]
Malaysia	854	409	815	304
Indonesia	445	105	487	176
Thailand (excluding DTDB)	302	59	356	49
Korea	1,551	28	1,044	51
The Philippines	1,011	30	1,354	87
	4,163	631	4,056	667
DTDB	3,627	1,004	3,070	1,238
Total Regional Countries	7,790	1,635	7,126	1,905
Hong Kong	31,602	1,085	6,906	541
China	1,119	118	1,097	153
Total	40,511	2,838	15,129	2,599

(a) NPLs include classified bank loans, contingent facilities and debt instruments.

The DBSH Group's exposures to these countries at December 31, 2001 are as follows:

In S$'million	Loans and debt securities					Less: Loans to/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[(a)]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	730	-	727	95	1,552	698	854	0.6%
Indonesia	161	31	291	38	521	76	445	0.3%
Thailand (excluding DTDB)	64	9	271	78	422	120	302	0.2%
Korea	1,002	194	464	7	1,667	116	1,551	1.1%
The Philippines	74	99	124	720	1,017	6	1,011	0.7%
SUB-TOTAL	2,031	333	1,877	938	5,179	1,016	4,163	2.8%
DTDB	61	286	3,186	95	3,628	1	3,627	2.4%
TOTAL REGIONAL COUNTRIES	2,092	619	5,063	1,033	8,807	1,017	7,790	5.1%
Hong Kong [(b)]	1,737	4,374	25,491	10,808	42,410	10,808	31,602	20.9%
China	746	28	930	2	1,706	587	1,119	0.7%
TOTAL	4,575	5,021	31,484	11,843	52,923	12,412	40,511	26.8%

(a) Non-bank loans include loans to government and quasi-government entities.

(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

The DBSH Group's exposures to these countries at December 31, 2000 are as follows:

In S$'million	Loans and debt securities					Less: Loans to/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[(a)]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	664	34	645	48	1,391	576	815	0.8
Indonesia	205	47	301	37	590	103	487	0.5
Thailand (excluding DTDB)	53	9	302	17	381	25	356	0.3
Korea	609	224	385	13	1,231	187	1,044	1.0
The Philippines	271	137	511	694	1,613	258	1,354	1.3
SUB-TOTAL	1,802	451	2,144	809	5,206	1,149	4,056	3.8
DTDB	58	231	2,748	42	3,079	9	3,070	2.8
TOTAL REGIONAL COUNTRIES	1,860	682	4,892	851	8,284	1,158	7,126	6.4
Hong Kong [(b)]	783	202	6,226	1,015	8,226	1,320	6,906	6.2
China	743	27	960	9	1,738	641	1,097	1.0
TOTAL	3,386	911	12,078	1,874	18,249	3,120	15,129	13.6

(a) Non-bank loans include loans to government and quasi-government entities.

(b) Includes DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

44. NON-PERFORMING LOANS AND PROVISIONS

44.1 At December 31, 2001, DBSH Group's total non-performing loans amounted to S$4,512.2 million (2000: S$4,410.5 million). Non-performing loans ("NPLs") are loans, contingent facilities and debt instruments classified as Substandard, Doubtful or Loss in accordance with MAS Notice 612.

Out of the total NPLs of S$4,512.2 million:
- S$3,085.5 million (68%) [2000: S$3,507.5 million (80%)] were in the substandard category; and
- S$2,604.0 million (58%) [2000: S$2,651.1 million (60%)] were secured by collateral.

Total cumulative specific and general provisions at December 31, 2001 amounted to 143% (2000: 130%) of unsecured NPLs.

Details of DBSH Group's NPLs and provisions at December 31, 2001 are as follows:

		Regional Countries				
In S$'million	Singapore	Hong Kong[b]	DTDB[a]	Others	Other Countries	Total
December 31, 2001						
Non- Performing Loans (NPLs)	1,528	1,085	1,004	631	264	4,512
– Substandard	1,175	530	810	379	191	3,085
– Doubtful	27	344	17	112	21	521
– Loss	326	211	177	140	52	906
NPLs as a % of:						
– Total loans in the respective countries	3.7%	4.1%	27.7%	12.2%	0.8%	4.0%
– Group total assets	1.0%	0.7%	0.7%	0.4%	0.2%	3.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	4.3%	29.8%	26.1%	6.8%	5.7%
Total Cumulative Provisions	838	553	727[c]	460	141	2,719
– Specific provisions	465	304	545	244	101	1,659
– General provisions	373	249	182	216	40	1,060
Total Cumulative Provisions as a % of:						
– Total loans in the respective countries	2.0%	2.1%	20.0%	8.9%	0.4%	2.4%
– Group total assets	0.6%	0.4%	0.5%	0.3%	0.1%	1.8%
– NPLs in the respective countries	55%	51%	72%	73%	53%	60%
– Unsecured NPLs in the respective countries	151%	150%	162%	124%	86%	143%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

(c) Includes provision of S$145 million (2000: S$136 million) in respect of foreclosed properties in DTDB.

Details of DBSH Group's NPLs and provisions at December 31, 2000 were as follows:

In S$'million	Singapore	Hong Kong[b]	DTDB[a]	Others	Other Countries	Total
		Regional Countries				
December 31, 2000						
Non-Performing Loans (NPLs)	1,735	542	1,238	667	229	4,411
– Substandard	1,544	358	956	501	149	3,508
– Doubtful	28	174	32	98	25	357
– Loss	163	10	250	68	55	546
NPLs as a % of:						
– Total loans in the respective countries	3.5%	8.3%	40.2%	12.8%	0.8%	4.8%
– Group total assets	1.6%	0.5%	1.1%	0.6%	0.2%	4.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	4.2%	8.3%	42.7%	28.2%	6.1%	7.6%
Total Cumulative Provisions	787	181	719[c]	478	121	2,286
– Specific provisions	307	110	545	191	84	1,237
– General provisions	480	71	174	287	37	1,049
Total Cumulative Provisions as a % of:						
– Total loans in the respective countries	1.6%	2.8%	23.4%	9.2%	0.4%	2.5%
– Group total assets	0.7%	0.2%	0.6%	0.4%	0.1%	2.1%
– NPLs in the respective countries	45%	33%	58%	72%	53%	52%
– Unsecured NPLs in the respective countries	155%	113%	119%	132%	97%	130%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

(c) Includes provision of S$136 million in respect of foreclosed properties in DTDB.

44.2 INDUSTRY ANALYSIS OF NON-PERFORMING LOANS

The following table shows the industry breakdown of the non-performing loans of DBSH Group at December 31:

In S$'million	2001 Outstanding	2001 Specific Provisions	2000 Outstanding	2000 Specific Provisions
	DBSH Group			
Manufacturing	**891.3**	**437.7**	917.0	318.1
Building and Construction	**772.3**	**246.4**	877.5	184.0
Housing Loans	**310.6**	**63.0**	254.4	37.1
General Commerce	**754.7**	**335.3**	847.4	282.8
Transportation, Storage and Communications	**237.2**	**60.3**	233.6	35.1
Financial Institutions, Investment and Holding Companies	**497.2**	**156.5**	433.0	117.7
Professionals and Private Individuals (except Housing Loans)	**416.7**	**167.8**	284.9	74.5
Others	**632.2**	**191.5**	562.7	187.7
Total	**4,512.2**	**1,658.5**	4,410.5	1,237.0

44.3 AGEING OF NON-PERFORMING LOANS

The following table shows the ageing of the non-performing loans of DBSH Group at December 31:

In S$'million	DBSH Group 2001	DBSH Group 2000
Non-default	1,406.2	1,925.8
Default loans	3,106.0	2,484.7
Less than 3 months	699.7	612.6
Over 3 months and less than 6 months	546.8	333.2
Over 6 months	1,859.5	1,538.9
Total	**4,512.2**	4,410.5

45. SEGMENTAL ANALYSIS

45.1 BUSINESS SEGMENT ANALYSIS

The financial statement presents an analysis of the results by classes of business based on the following business groupings:

- **Consumer Banking**
  Consumer Banking focuses on providing products and services to individual customers and small and medium enterprises. The products and services offered to customers include credit facilities (mortgage, trade, personal loans and hire purchase financing, etc), credit cards, remittance services, deposit collection, stock brokerage services and asset management products.

- **Investment Banking**
  Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, structured financing, advisory bankers services, merger and acquisition and debt restructuring advisory services, nominee and trustee services and cash management services.

- **Treasury and Markets**
  Treasury and Markets is involved in proprietary trading in treasury related products and services such as foreign exchange and derivatives, money market operations and securities trading. Income from customer trading is reflected in Consumer Banking and Investment Banking.

- **Central Operations**
  Central Operations are a variety of activities, which support the operating business. It includes corporate income and expense items that are not allocated to individual business segments. In addition, the funding cost of DBSH Group's associated and subsidiary companies are included in this category. Goodwill is presently not allocated to business segments.

The following tables analyse the net profit before taxation, total assets and total liabilities by business segments:

In S$'million	Consumer Banking	Investment Banking	DBSH Group Treasury and Markets	Central Operations	Total
2001					
Income before operating expenses	1,983	852	561	149	3,545
Net profit before taxation and goodwill amortisation	710	396	410	(21)	1,495
Taxation	(167)	(99)	(73)	66	(273)
Net profit before goodwill amortisation	511	295	318	6	1,130
Goodwill amortisation					(131)
Net profit attributable to members					999
Other Information					
Segment assets	44,018	28,344	45,940	471	118,773
Unallocated corporate assets	–	–	–	27,397	27,397
Total assets before goodwill and intangible assets	44,018	28,344	45,940	27,868	146,170
Goodwill and intangible assets					5,124
Total assets					151,294
Segment liabilities	95,830	14,751	10,964	1,614	123,159
Unallocated corporate liabilities	–	–	–	12,528	12,528
Total liabilities	95,830	14,751	10,964	14,142	135,687
Capital expenditure	112	6	14	52	184
Depreciation	61	3	8	97	169
2000					
Income before operating expenses	1,528	883	372	148	2,931
Net profit before taxation	679	710	281	5	1,675
Taxation	(156)	(169)	(59)	69	(315)
Net profit attributable to members	518	549	211	111	1,389
Other Information					
Segment assets	27,579	33,114	31,236	2,163	94,092
Unallocated corporate assets	–	–	–	17,116	17,116
Total assets	27,579	33,114	31,236	19,279	111,208
Segment liabilities	70,979	15,994	6,158	1,803	94,934
Unallocated corporate liabilities	–	–	–	5,905	5,905
Total liabilities	70,979	15,994	6,158	7,708	100,839
Capital expenditure	94	10	14	129	247
Depreciation	39	10	5	82	136

The 2000 segment numbers as disclosed in the Table 45.1 above have been re-presented to reflect a change in the revenue and cost allocation methodologies introduced in Year 2001 and to allocate DTDB's results into the appropriate business segments.

The 2000 segment numbers as disclosed in the 2000 financial statements are as follows:

- Income before operating expenses for Consumer Banking and Central Operations were S$1,623 million and S$4 million, respectively; and
- Net profit attributable to members for Consumer Banking and Central Operations were S$620 million and S$19 million, respectively.

45.2 GEOGRAPHICAL SEGMENT ANALYSIS

DBSH Group operates in four main geographical areas:

- **Singapore**, the home country of DBSH, which includes all the areas of operations in the primary business segments.
- **"Hong Kong"**, which includes branch and subsidiary operations in Hong Kong.
- **"Regional Countries"**, which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and The Philippines.
- **Rest of the World** - the main activities are branch operations.

With the exception of Singapore and Hong Kong, no other individual country contributed more than 10% of the consolidated income before operating expenses and of total assets.

Income before operating expenses and net profit attributable to members are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and net profit attributable to members are stated after elimination of inter-group assets and revenues.

The following tables analyse total assets, income before operating expenses and net profit attributable to members by geographical segments:

	DBSH Group		
In S$'million	Total assets[a]	Income before operating expenses	Net profit attributable to members
2001			
Singapore [b]	**90,109**	**2,468**	**802**
Hong Kong	**49,223**	**813**	**195**
Regional Countries [b]	**5,152**	**174**	**(25)**
Rest of the World	**6,810**	**90**	**27**
Total	**151,294**	**3,545**	**999**
2000			
Singapore [b]	89,868	2,406	1,207
Hong Kong	10,193	290	122
Regional Countries [b]	4,861	134	12
Rest of the World	6,286	101	48
Total	111,208	2,931	1,389

(a) Total assets exclude "Life-fund assets attributable to policyholders".

(b) *Singapore includes the operations of Asian Currency Unit. Special general provisions for regional exposures and additional specific provisions for DTDB's loans and amortisation of goodwill on acquisition of DHG are booked in Singapore.*

46. NET CURRENT ASSETS AND LIABILITIES

Set out below is the net current assets and liabilities of DBSH Group. This disclosure has been included to comply with Ninth Schedule of the Companies Act.

	DBSH Group	
In S$'000	2001	2000
Current Assets		
Cash, and balances and placements with central banks	3,545,648	5,110,372
Singapore Government securities and treasury bills	4,683,424	4,166,442
Trading securities	10,777,888	4,849,421
Balances, placements with, and loans and advances to banks	40,587,838	34,107,024
Bills receivable from non-bank customers	1,529,740	992,391
Loans and advances to non-bank customers	23,163,413	18,958,428
Investment securities	1,031,378	–
Other assets	2,116,587	1,743,258
Total current assets	87,435,916	69,927,336
Current Liabilities		
Deposits and balances of banks	8,445,671	12,053,626
Deposits and other accounts of non-bank customers	105,923,336	80,216,208
Other debt securities in issue	2,038,015	376,066
Other borrowings	118,124	201,019
Subordinated term debts	24,754	43,635
Bills payable	394,827	407,394
Other liabilities	6,402,934	2,164,522
Current taxation	270,852	407,675
Proposed dividends	–	296,200
Total current liabilities	123,618,513	96,166,345
Net current liabilities	(36,182,597)	(26,239,009)

47. RELATED PARTY TRANSACTIONS

47.1 TRANSACTIONS WITH DBS BANK, A WHOLLY-OWNED SUBSIDIARY COMPANY

In its ordinary course of business, DBSH has fixed deposit balances with DBS Bank at normal commercial terms. DBSH received interest income from DBS Bank during the financial year amounting to S$18,752,555 (2000: S$19,169,000).

47.2 TRANSACTIONS WITH OTHER RELATED PARTIES OF DBSH GROUP

In addition to the related party information shown elsewhere in these financial statements, all other related party transactions entered into by DBSH Group are in the ordinary course of its banking business and are at arms length commercial terms.

47.3 SHARE OPTIONS GRANTED TO DIRECTORS

The aggregate number of share options granted to directors of DBSH during the year was 175,000 (2000: 648,000). The share options were granted on the same terms and conditions as those offered to other employees of DBSH Group (Note 14). The outstanding number of share options granted to the directors of DBSH at the end of the year was 387,375 (2000: 1,196,244).

48. SUBSEQUENT EVENTS

48.1 SALE OF INVESTMENTS

On December 31, 2001, DBS Computer Services Pte Ltd, a subsidiary company of DBS Bank, entered into a Sale and Purchase Agreement to dispose the whole of its investment of 1,250,000 ordinary shares of S$1.00 each in the joint venture, The Payment Solutions Company Pte Ltd, for a cash consideration of S$5,400,000. The effective date of disposal was January 11, 2002.

On January 3, 2002, DBS Bank sold its entire 14.99% equity interest in CWT Distribution Limited to PSA Logistics Pte Ltd, a wholly-owned subsidiary of PSA Corporation Limited (PSA). The sale is consistent with the Bank's ongoing efforts to divest non-core assets. As a result of this transaction, DBS Bank would realise gross cash proceeds of approximately S$13,500,000 (excluding brokerage and other transaction costs), which will be deployed for working capital purposes. The gain from the sale was about S$12,550,000.

49. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on February 18, 2002.

		For the Year Ended December 31	
In S$'000	Note	2001	2000
Interest income		3,694,700	3,960,762
Less: Interest expense		2,127,854	2,331,489
Net interest income		1,566,846	1,629,273
Fee and commission income		395,336	332,819
Dividends	2	341,169	209,913
Rental income		22,433	27,008
Other income		650,961	726,099
Income before operating expenses		2,976,745	2,925,112
Less: Staff costs		554,093	417,845
Other operating expenses		544,918	427,884
Total operating expenses		1,099,011	845,729
Operating profit		1,877,734	2,079,383
Less: Provision for possible loan losses and diminution in value of other assets		250,922	206,420
Net profit before taxation		1,626,812	1,872,963
Less: Taxation		282,600	294,100
Net profit after taxation		1,344,212	1,578,863

(see notes on pages 180 to 182, which form part of these financial statements)

		As at December 31	
In S$'000	Note	2001	2000
SHARE CAPITAL AND RESERVES			
Share capital	3	1,636,156	1,324,133
RESERVES			
Share premium account	4.1	8,943,749	4,273,129
Capital reserve	4.2	(12,473)	(137,698)
General reserve	4.3	1,727,969	1,522,640
Revenue reserve	4.4	2,248,309	1,013,808
		12,907,554	6,671,879
SHAREHOLDERS' FUNDS		14,543,710	7,996,012
SUBORDINATED TERM DEBTS		3,884,731	2,165,938
LIABILITIES			
Deposits and balances of banks		7,145,026	11,925,641
Deposits and other accounts of non-bank customers		74,253,383	69,103,206
Other debt securities in issue		1,135,186	312,170
Other borrowings		446,155	391,222
Due to holding company		370,074	2,150,169
Due to subsidiary companies	5	2,046,746	744,224
Due to related company		5,571	32,280
Bills payable		264,307	324,871
Other liabilities		4,495,330	2,676,465
Current taxation		216,804	345,307
Deferred taxation		10,456	10,756
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		108,817,479	98,178,261
OFF-BALANCE SHEET ITEMS			
Contingent liabilities		8,442,600	7,789,096
Commitments		38,394,100	31,377,139
		46,836,700	39,166,235
Financial derivatives		425,245,694	175,693,412
ASSETS			
Cash, and balances and placements with central banks		3,414,331	4,876,718
Singapore Government securities and treasury bills		8,953,206	8,248,173
Trading securities		5,189,102	4,100,029
Balances, placements with, and loans and advances to banks		34,072,695	32,539,793
Bills receivable from non-bank customers		1,082,089	761,052
Loans and advances to non-bank customers		40,796,755	40,659,347
Investment securities		349,853	302,805
Other assets		4,046,808	2,609,317
Subsidiary companies		8,996,094	2,153,209
Associated and joint venture companies		1,094,655	1,078,706
Fixed assets		821,891	849,112
TOTAL ASSETS		108,817,479	98,178,261

(see notes on pages 180 to 182, which form part of these financial statements)

The supplementary financial statements of The Development Bank of Singapore Ltd ("DBS Bank") are extracted from the Audited Statutory Accounts of DBS Bank for the financial year ended December 31, 2001. The statutory accounts of DBS Bank, which contained an unqualified audit report, will be delivered to the Registrar of Companies in accordance with the Singapore Companies Act.

1. PRINCIPAL ACCOUNTING POLICIES

The accounting policies applied by DBS Bank are consistent with those applied on DBSH Group as disclosed in Note 2 of the "Notes to the consolidated financial statements" ("DBSH Notes") in DBSH Consolidated Financial Statements.

2. DIVIDENDS

In S$'000	2001	2000
Dividends (gross) from subsidiary companies	281,993	120,530
Dividends (gross) from associated companies	35,677	13,438
Dividends (gross) from other investments	23,499	75,945
Total	341,169	209,913

3. SHARE CAPITAL

In S$'000	2001	2000
Authorised		
2,000,000,000 ordinary shares of S$1 each	2,000,000	2,000,000
600,000,000 non-redeemable convertible preference shares of S$2	1,200,000	1,200,000
300,000,000 non-voting convertible preference shares of S$1 each	300,000	300,000
800,000 non-cumulative redeemable non-convertible perpetual preference shares of US$0.01 each and each with a liquidation preference of US$1,000	15	–
17,500 non-cumulative redeemable non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$10,000	– (1)	–
1,100,000,000 non-cumulative non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$100	11,000	–
	1,511,015	1,500,000
Total Issued and Paid-up Capital		
1,636,045,569 (2000: 1,324,132,795) ordinary shares of S$1 each	1,636,046	1,324,133
11,000,000 (2000: Nil) non-cumulative non-convertible perpetual preference shares S$0.01each	110	–
Total	1,636,156	1,324,133

(1) Amounted to S$175.

3.1 During the financial year, DBS Bank increased its authorised share capital through the creation of:

- 800,000 non-cumulative redeemable non-convertible perpetual preference shares of US$0.01 each and each with a liquidation preference of US$1,000 on March 14, 2001;
- 17,500 non-cumulative redeemable non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$10,000 on March 14, 2001; and
- 1,100,000,000 non-cumulative non-convertible perpetual preference shares of S$0.01 each and each with a liquidation preference of S$100 on May 12, 2001.

3.2 On June 22, 2001, DBS Bank issued 114,000,000 ordinary shares of par value S$1.00 each for S$1,710,000,000 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

3.3 On August 31, 2001, DBS Bank issued 13,333,334 ordinary shares of par value S$1.00 each for S$200,000,010 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

3.4 On November 21, 2001, DBS Bank issued 184,579,440 ordinary shares of par value S$1.00 each for S$1,975,000,008 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

3.5 On May 28, 2001, DBS Bank issued 11,000,000 6% non-cumulative non-convertible perpetual preference shares of par value of S$0.01 each and each with a liquidation preference of S$100 for S$1,100,000,000 for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

4. RESERVES

In S$'000	2001	2000
4.1 SHARE PREMIUM ACCOUNT		
Balance at January 1	4,273,129	4,273,129
Issue of shares	4,672,720	–
Expenses arising from issue of shares	(2,100)	–
Balance at December 31	8,943,749	4,273,129
4.2 CAPITAL RESERVE		
Balance at January 1	(137,698)	4,716
Net exchange translation adjustments during the year	106,625	(142,414)
Goodwill written back on disposal of subsidiary company (Note 4.4)	18,600	–
Balance at December 31	(12,473)	(137,698)
4.3 GENERAL RESERVE		
RESERVE FUND		
Balance at January 1	1,522,640	1,443,690
Reserves arising from folding in of subsidiary companies	138,109	–
Appropriation from profit and loss account (Note 4.4)	67,220	78,950
Balance at December 31	1,727,969	1,522,640

The appropriation from profit and loss account relates to the amounts transferred to the Reserve Fund to comply with the Banking Act.

In S$'000	2001	2000
4.4 REVENUE RESERVE		
Balance at January 1	1,013,808	1,664,038
Net profit after taxation	1,344,212	1,578,863
Goodwill arising from acquisitions of subsidiary and associated companies	–	(5,626)
Goodwill transferred from capital reserve on disposal of subsidiary companies (Note 4.2)	(18,600)	–
Transfer to general reserve (Note 4.3)	(67,220)	(78,950)
	(85,820)	(84,576)
Amount available for distribution	2,272,200	3,158,325
Less: Interim dividend on ordinary shares paid:		
– 4.51% less income tax	–	44,517
– 70.96% less income tax	–	700,000
– 128.83% less income tax	–	1,270,863
Interim tax-exempt dividend of 9.75% on ordinary shares	–	129,137
6% dividends less income tax on preference shares paid	23,891	–
Balance at December 31	2,248,309	1,013,808
Total Reserves	12,907,554	6,671,879

5. DUE TO SUBSIDIARY COMPANIES

In S$'000	2001	2000
Subordinated term debts	1,440,315	–
Amounts due to subsidiary companies	606,431	744,224
Total	2,046,746	744,224

5.1 The subordinated term debts, issued on March 21, 2001 comprised the Series A Subordinated Note of US$725,000,000 and the Series B Subordinated Note of S$100,000,000, and mature on March 15, 2051. The notes were issued by DBS Bank to DBS Capital Funding Corporation, both wholly-owned subsidiary companies of DBSH.

5.2 Interest is payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2001. Thereafter, interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.20% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

The Directors herewith submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd ("DBSH") for the financial year ended December 31, 2001, which have been prepared in accordance with the provisions of the Companies Act and Statements of Accounting Standard.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

S Dhanabalan	–	Chairman
Philippe Paillart	–	Vice Chairman & Chief Executive Officer (Appointed on January 22, 2001)
Jackson Tai	–	(Appointed on May 13, 2001)
Bernard Chen Tien Lap		
Fock Siew Wah		
Gail D. Fosler (Ms)		
Robert Montgomery Howe		
Tommy Koh Thong-Bee		
Moses Lee Kim Poo		
Yeo Ning Hong		

In accordance with Article 95 of DBSH's Articles of Association, Mr S Dhanabalan, Mr Robert Montgomery Howe and Mr Moses Lee Kim Poo will retire and, being eligible, will offer themselves for re-election pursuant to Article 96.

In accordance with Article 101 of DBSH's Articles of Association, Mr Jackson Tai will retire and, being eligible, will offer himself for re-election pursuant to Article 101.

BOARD COMMITTEES

The Board has appointed a number of committees consisting of certain Directors. The following are the principal committees:

EXECUTIVE COMMITTEE

The Executive Committee operates as a general management committee under the direct authority of the Board. The members of the Executive Committee are Mr S Dhanabalan (Chairman), Mr Fock Siew Wah, Mr Bernard Chen Tien Lap , Mr Philippe Paillart and Mr Jackson Tai.

AUDIT COMMITTEE

The Audit Committee at the date of this report comprises non-executive directors Mr Bernard Chen Tien Lap (Chairman), Mr Moses Lee Kim Poo and Professor Tommy Koh Thong-Bee. The Audit Committee carried out its functions in accordance with Section 201B(5) of the Companies Act. It meets regularly with DBS' financial and internal audit management and external auditor to review the financial statements of DBSH and DBSH and its subsidiary companies ("DBSH Group"), the nature and scope of audit reviews and the effectiveness of internal control and compliance procedures.

The Committee has received the requisite information from PricewaterhouseCoopers (PwC) evidencing its independence. Having satisfied itself that there is no conflict of interest, the Committee has recommended to the Board that PwC be re-appointed as auditors for the ensuing financial year. The reappointment is subject to further appropriate approvals being obtained.

NOMINATING COMMITTEE

The Nominating Committee was established on September 3, 1999 pursuant to Article 80 of the Articles of Association of DBSH. At the date of this report, it comprises Professor Tommy Koh Thong-Bee (Chairman), Mr S Dhanabalan, Mr Bernard Chen Tien Lap, Mr Robert Montgomery Howe and Dr Yeo Ning Hong.

The functions of the Nominating Committee are, inter alia, to identify candidates and review all nominations for Directorships, memberships of the Executive Committee, the Compensation Committee and the Audit Committee, and senior management of DBSH.

COMPENSATION COMMITTEE

The Compensation Committee at the date of this report comprises non-executive directors Mr S Dhanabalan (Chairman), Mr Fock Siew Wah, Mr Robert Montgomery Howe and Dr Yeo Ning Hong. The Compensation Committee was established to review and approve the remuneration, including the grant of share options and performance shares to executives of the DBSH Group, including the executive directors of DBS Bank, and to oversee management development and succession planning in DBS Bank.

BOARD RISK MANAGEMENT COMMITTEE

The Board Risk Management Committee at the date of this report comprises non-executive directors Mr Fock Siew Wah (Chairman), Mr Bernard Chen Tien Lap, Mr Robert Montgomery Howe and Professor Tommy Koh Thong-Bee. The Committee meets regularly to review the policies and standards for the risk governance and risk management of DBSH Group.

PRINCIPAL ACTIVITIES

The principal activities of DBSH Group consist of the business of investment holding, banking and financing, the provision of mortgage financing, lease and hire purchase financing, corporate advisory services, nominee and trustee services, funds management services, stockbroking, primary dealership in Singapore Government securities, merchant banking, factoring, credit card and venture capital operations, and other financial services. There have been no significant changes in the nature of these activities during the financial year.

RESTRUCTURING OF DBSH GROUP

DBSF Limited (previously known as "DBS Finance Limited")

On January 29, 2001, DBS Finance Limited ("DBS Finance"), a wholly-owned subsidiary company of DBS Bank, integrated its operations into DBS Bank pursuant to the Scheme of Arrangement and Amalgamation under Sections 210 and 212 of the Companies Act, Chapter 50 ("Scheme").

The following events took place:

- All of DBS Finance's business assets, liabilities, rights and obligations (except for certain excluded assets) were transferred to DBS Bank at the respective book values of the assets and liabilities at January 29, 2001.
- DBS Finance has ceased to operate as a finance company with effect from January 29, 2001 and will remain inactive except for the holding of investment in a subsidiary company.

Following the above, DBS Finance has changed its name to DBSF Limited on January 29, 2001.

DBS Factors Pte Ltd

During the financial year, DBS Bank completed the process of transferring the business undertakings of DBS Factors Pte Ltd, a wholly-owned subsidiary company of DBS Bank, to DBS Bank. Following the transfer, DBS Factors Pte Ltd is now inactive.

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

(a) Acquisition of and additional interest in subsidiaries

(i) Dao Heng Bank Group Limited ("DHG")

On September 3, 2001, DBS Bank through DBS Diamond Holdings Ltd ("DDH"), a subsidiary company of DBS Bank, completed the acquisition of a 71.6% effective interest in the issued share capital of Dao Heng Bank Group Limited ("DHG"), a banking group incorporated in Bermuda, for a consideration of HK$30,568 million (S$7,123.9 million). The share of net attributable tangible assets of DHG at the date of acquisition was S$2,011.3 million. The issued share capital of the remaining 28.4% of DDH are held by third parties.

Associated with this acquisition are certain put and call option arrangements which, if exercised, will allow the DBSH Group to acquire the remaining 28.4% of the issued share capital of DDH within 7 business days following December 31, 2002. In the consolidated financial statements of DBSH Group at December 31, 2001, these options have been accounted for as derivative contracts and recognised at their fair value. They would then be marked to market in subsequent accounting periods.

Major subsidiaries of the DHG include Dao Heng Bank Limited and Overseas Trust Bank Limited.

(ii) DBS Vickers Securities Holdings Pte Ltd ("DBSV" – Formerly known as Vickers Ballas Holdings Limited)
On September 12, 2001, DBS Bank acquired a 59.5% effective interest in the issued share capital of DBSV for a consideration of S$418.1 million. The share of net attributable tangible assets of Vickers Ballas at the date of the acquisition was S$319.8 million.

Under the terms of the sale and purchase agreement, Singapore Technologies Pte Ltd, the other shareholder of DBSV, is granted an option to require DBS Bank to purchase such number of the remaining 40.5% shares at the option price on the date falling 2 years after September 12, 2001. In the consolidated financial statements of DBSH Group at December 31, 2001, these options have been accounted for as derivative contracts and recognised at their fair value. They would then be marked to market in subsequent accounting periods.

On September 28, 2001, DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd, both wholly-owned subsidiary companies of DBS Bank, were sold to DBSV for a consideration of S$306.0 million. On completion of the sale, DBSH's effective equity interests in DBS Securities Holding Pte Ltd and DBS Trading Pte Ltd were reduced from 100% to 59.5%.

(iii) DBS Bank Philippines, Inc. ("DBSP")
On October 8, 2001, DBS Bank acquired an additional 28.3% equity interest in DBSP for a consideration of Philippines Peso ("PHP") 853 million (S$30.5 million). The share of net attributable tangible assets of DBSP at the date of acquisition was PHP 360 million (S$12.9 million). On completion of the additional acquisition, DBSH's effective equity interest in DBSP increased from 71.7% to 100%.

(b) Disposal of subsidiaries

(i) The Insurance Corporation of Singapore Limited ("ICS")
On July 21, 2001, DBSH, under a conditional sale and purchase agreement ("Agreement"), sold its 100% equity stake of 52,089,052 ordinary shares of par value S$1.00 each in The Insurance Corporation of Singapore Limited ("ICS") to Commercial Union International Holdings Limited for a cash consideration of S$324.0 million. In addition, ICS paid a special dividend of S$51.0 million to DBSH prior to the completion of the Agreement. The net attributable tangible assets of ICS at the date of disposal was S$233.8 million. On completion of the sale, DBSH's equity interest in ICS was reduced from 100% to 0% and ICS has ceased to be a subsidiary company of DBSH Group.

Under the conditions of the Agreement, the shares of the following subsidiary and associated companies of ICS were transferred to DBSH for a total consideration of S$5.2 million:

(a) 20,625,003 ordinary shares of S$1.00 each fully paid in the capital of ICS Reinsurance Private Ltd (a company under a court-approved scheme of arrangement), for a consideration of S$1.00. DBSH's effective interest in the company remained at 51.5%.

(b) 5,066,546 ordinary shares of S$1.00 each fully paid in the capital of RMCA Holdings Pte Ltd for a consideration of S$5,066,546. DBSH's effective interest in the company remained at 100%.

(c) 100,000 ordinary shares of S$1.00 each fully paid in the capital of Reinsurance Management Corporation of Asia (Pte) Ltd for a consideration of S$100,000. DBSH's effective interest in the company remained at 80%.

(d) 4,900,000 ordinary shares of £1 each fully paid in the capital of Insurance Corporation of Singapore (UK) Limited for a consideration of £1. DBSH's effective interest in the company remained at 98%.

(e) 10,625,000 ordinary shares of S$1.00 each fully paid in the capital of RMCA Reinsurance Limited (a company under a court-approved scheme of arrangement), for a consideration of S$1.00. DBSH's effective interest in the company remained at 30%.

The total net attributable tangible assets of the companies at the date of acquisition was S$6.3 million.

(ii) **Inter-Roof Manufacturing Co Ltd ("Inter-Roof")**
On July 18, 2001, DBS Thai Danu Bank Public Company Limited, a subsidiary company of DBS Bank, sold its 76% equity stake in Inter-Roof for a total consideration of 1 Baht. The net attributable tangible assets of Inter-Roof at the date of disposal was 5 Baht. On completion of the sale, Inter-Roof has ceased to be a subsidiary company of DBSH Group.

(iii) **DBS Thai Danu Securities Ltd ("DTDS")**
On November 11, 2001, DBS Thai Danu Bank Public Company Limited and DBS Securities Holding Pte Ltd, both subsidiary companies of DBS Bank, sold their combined 100% equity stake in DTDS for a total cash consideration of Baht 432.9 million (S$18.0 million). The net attributable tangible assets of DTDS at the date of disposal was Baht 365.5 million (S$15.3 million). On completion of the sale, DTDS has ceased to be a subsidiary company of DBSH Group.

(iv) **DBS Bank Philippines, Inc. ("DBSP")**
On November 16, 2001, DBS Bank sold its 100% equity stake of 27,064,133 ordinary shares in DBSP to Bank of the Philippine Islands for a cash consideration of PHP 1,585 million (S$56.8 million). The net attributable tangible assets of DBSP at the date of disposal was PHP 1,272 million (S$45.6 million). On completion of the sale, DBSP has ceased to be a subsidiary company of DBSH Group.

Save as aforesaid, there have been no other acquisition or disposal of subsidiaries during the financial year.

RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

(S$'000)	DBSH	DBSH GROUP
Net profit before taxation	165,597	1,363,372
Less: Taxation	21,732	256,704
Share of taxation of associated and joint venture companies	–	16,074
Net profit after taxation	143,865	1,090,594
Less: Minority interests	–	91,470
Net profit attributable to members	143,865	999,124
Add: Unappropriated profit brought forward		
– as previously reported	2,054,329	3,124,048
– effect of adopting SAS 31 in connection with accounting for dividends	295,589	295,589
Unappropriated profit brought forward as restated	2,349,918	3,419,637
Less: Share of reserve arising from equity accounting	–	1,872
Transfer to General Reserve	–	66,043
Goodwill transferred from capital reserve on disposal of subsidiary companies	–	28,573
	–	96,488
Amount available for distribution	2,493,783	4,322,273
Less: Final dividend paid for financial year ended December 31, 2000		
– Ordinary shares of 16% less income tax	146,975	146,975
– Non-voting convertible preference shares ("CPS") of 16% less income tax	3,034	3,034
– Non-voting redeemable CPS of 16% less income tax	8,030	8,030
Less: Special dividend paid on ordinary shares of 15% less income tax for the financial year ended December 31, 2000	137,791	137,791
Less: Interim dividend paid for financial year ended December 31, 2001		
– Ordinary shares of 14% less income tax	128,615	128,615
– Non-voting CPS of 14% less income tax	2,654	2,654
– Non-voting redeemable CPS of 14% less income tax	7,026	7,026
Unappropriated profit carried forward	2,059,658	3,888,148

TRANSFERS TO/(FROM) OTHER RESERVES

(S$'000)	DBSH	DBSH GROUP
Balance of Reserves at January 1, 2001	35,219	6,063,453
Share Premium Account/Other Reserve		
Issue of ordinary shares	1,964,944	1,964,944
Exercise of share options pursuant to the DBSH Share Option Scheme and DBSH Share Option Plan	9,061	9,061
Expenses relating to issue of shares	(22,909)	(25,021)
Capital Reserve		
Exchange translation adjustments	–	(4,533)
Goodwill written back on disposal of subsidiary companies	–	28,573
General Reserve		
Exchange translation adjustments	–	72
Appropriation from profit and loss account	–	66,043
Balance of Reserves at December 31, 2001	1,986,315	8,102,592

SHARE AND DEBENTURE ISSUES

During the financial year:

(a) On August 6, 2001, DBSH increased its authorised share capital by S$2,000,000,000 through the creation of 2,000,000,000 ordinary shares of par value S$1.00 each.

(b) On November 9, 2001, DBSH issued 110,416,667 ordinary shares of par value S$1.00 each at an issue price of S$9.60 per share for cash, amounting to S$1,060,000,003, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(c) On November 13, 2001, DBSH issued 119,454,189 ordinary shares of par value S$1.00 each at an issue price of S$9.50 per share for cash, amounting to S$1,134,814,796, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(d) During the financial year, pursuant to the DBSH Share Option Scheme (the "Option Scheme") and DBSH Share Option Plan (the "Option Plan"), DBSH issued the following ordinary shares of par value S$1.00 each, fully paid in cash upon the exercise of options granted:

DBSH Share Option Scheme	Number of ordinary shares issued	Subscription price per ordinary share
1996 Options	699,145	S$8.02
1997 Options	280,595	S$7.29
1998 Options	263,200	S$7.69
DBSH Share Option Plan		
1999 Options	43,927	S$15.30
	1,286,867	

(e) During the financial year, DBSH issued 6,618 ordinary shares of par value S$1.00 each, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

During the financial year, the following subsidiaries issued shares and debentures as stated below:

(a) The Development Bank of Singapore Ltd ("DBS Bank")

(i) On June 22, 2001, DBS Bank issued 114,000,000 ordinary shares of par value S$1.00 each for S$1,710,000,000 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(ii) On August 31, 2001, DBS Bank issued 13,333,334 ordinary shares of par value S$1.00 each for S$200,000,010 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(iii) On November 21, 2001, DBS Bank issued 184,579,440 ordinary shares of par value S$1.00 each for S$1,975,000,008 to DBSH, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(iv) On May 28, 2001, DBS Bank issued 11,000,000 6% non-cumulative non-convertible perpetual preference shares of par value of S$0.01 and each with a liquidation preference of S$100, for S$1,100,000,000, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios.

(v) On May 15, 2001, DBS Bank issued US$850 million of 7 1/8% Subordinated Notes due on May 15, 2011, for general corporate purposes, including the maintenance of required minimum total capital adequacy ratios. The proceeds from the issue qualify as Tier II capital for DBSH Group's capital adequacy ratio computation.

(b) DBS Capital Funding Corporation ("DBS Capital Funding")
On March 21, 2001, DBS Capital Funding issued US$725 million of 7.657% non-cumulative preference shares and S$100 million of 5.35% non-cumulative preference shares, to support DBS Bank's operations. DBS Bank guaranteed on a subordinated basis all payments in respect of the preference shares. The proceeds from the issue qualify as Tier I capital for DBSH Group's capital adequacy ratio computation.

(c) DBS China Square Limited
On November 30, 2001, DBS China Square Limited increased its issued and paid-up capital by 58,600,000 ordinary shares of par value S$1.00 each, fully paid in cash, to support its operations.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES
Neither at the end of nor at any time during the financial year, was DBSH a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of DBSH or any other body corporate save as disclosed in this report under the headings **"DIRECTORS' INTEREST IN SHARES AND DEBENTURES", "SHARE OPTIONS" and "DBSH PERFORMANCE SHARE PLAN".**

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings kept pursuant to Section 164 of the Companies Act, the undermentioned persons were Directors of DBSH at the end of the financial year and their interests in shares in DBSH/DBS Bank were as follows:

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at 31 Dec 2000 (or date of appointment if later)	As at 31 Dec **2001**	As at 31 Dec 2000 (or date of appointment if later)	As at 31 Dec **2001**
Ordinary Shares of par value S$1.00 each				
S Dhanabalan	5,000	**25,000**	31,534	**31,534**
Philippe Paillart	–	**73,000**	–	–
Jackson Tai	11,250	**11,250**	–	–
Bernard Chen Tien Lap	–	**19,000**	–	–
Fock Siew Wah	10,000	**50,000**	–	–
Gail D. Fosler	–	**3,400**	–	–
Robert Montgomery Howe	26,260	**30,260**	–	–
Tommy Koh Thong-Bee	4,200	**4,200**	–	–
Yeo Ning Hong	10,000	**10,000**	–	–
Unissued Ordinary Shares of par value S$1.00 each under the DBSH Share Option Plan				
Philippe Paillart	100,000	**200,000**	–	–
Jackson Tai	187,375	**187,375**	–	–

Number of DBS Bank 6% Non-Cumulative Non-Convertible Perpetual Preference Shares of par value S$0.01 each	As at May 28, 2001 (date of listing) or date of appointment if later	As at Dec 31 2001	As at May 28, 2001 (date of listing) or date of appointment if later	As at Dec 31 2001
S Dhanabalan	500	**500**	–	–
Jackson Tai	250	**250**	–	–

DIVIDENDS

Dividends paid or proposed since the end of DBSH's last financial year ended December 31, 2000 were as follows:

			S$
(a)		paid in respect of the financial year ended December 31, 2000:	
	(i)	a final and special dividend on ordinary shares of 16% and 15% respectively less income tax:	
		– as proposed in the Directors' Report for that year	284,525,521
		– not provided for in the 2000 financial statements arising from conversion of DBSH non-voting convertible preference shares (CPS) to ordinary shares and exercise of options under the Option Scheme and Option Plan	240,933
	(ii)	a final dividend on DBSH non-voting CPS of 16% less income tax:	
		– as proposed in the Directors' Report for that year	3,033,616
		– writeback of excess provisions in 2000 financial statements arising from conversion of DBSH non-voting CPS to ordinary shares	(571)
	(iii)	a final dividend on DBSH non-voting redeemable CPS of 16% less income tax:	
		– as proposed in the Directors' Report for that year	8,030,225
(b)		paid in respect of the financial year ended December 31, 2001	
	(i)	an interim dividend on ordinary shares of 14% less income tax	128,614,619
	(ii)	an interim dividend on DBSH non-voting CPS of 14% less income tax	2,653,915
	(iii)	an interim dividend on DBSH non-voting redeemable CPS of 14% less income tax	7,026,447
(c)		proposed in respect of the financial year ended December 31, 2001	
	(i)	a final dividend on ordinary shares of 16% less income tax	174,776,534
	(ii)	a final dividend on DBSH non-voting CPS of 16% less income tax	3,032,817
	(iii)	a final dividend on DBSH non-voting redeemable CPS of 16% less income tax	8,030,225

The financial statements do not reflect the dividends proposed in respect of the financial year ended December 31, 2001, which will be accounted for in shareholders' funds as an appropriation of revenue reserves in the year ended December 31, 2002. SAS 31 adopted during the year requires dividend to be accrued in the financial statements only when declared and not when proposed.

BAD AND DOUBTFUL DEBTS

Before the financial statements of DBSH were made out, the Directors took reasonable steps to ascertain that action had been taken in relation to the writing off of and provision for bad and doubtful debts. They have satisfied themselves that all known bad debts have been written off and that, where necessary, adequate provision has been made for doubtful debts.

At the date of this report, the Directors are not aware of any circumstances that would render the amounts written off or provided for bad and doubtful debts in the financial statements of DBSH and of DBSH Group inadequate to any substantial extent.

CURRENT ASSETS

Before the financial statements of DBSH were made out, the Directors took reasonable steps to ensure that any current assets of DBSH which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in values of such current assets.

At the date of this report, the Directors are not aware of any circumstances that would render the values attributed to current assets in the financial statements of DBSH and of DBSH Group misleading.

CHARGES AND CONTINGENT LIABILITIES
At the date of this report:

(a) no charge on the assets of DBSH or of DBSH Group has arisen since the end of the financial year which secures the liabilities of any other person, and

(b) no contingent liability of DBSH or of DBSH Group has arisen since the end of the financial year other than those normally undertaken in the course of the activities of DBSH or of DBSH Group.

ABILITY TO MEET OBLIGATIONS
No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of DBSH and of DBSH Group to meet their obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS
At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of DBSH and of DBSH Group which would render any amounts stated in the financial statements of DBSH and of DBSH Group misleading.

UNUSUAL ITEMS
In the opinion of the Directors, no item, transaction or event of a material and unusual nature has:

(a) substantially affected the results of the operations of DBSH and of DBSH Group during the financial year, and

(b) arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of DBSH and of DBSH Group for the financial year in which this report is made.

DIRECTORS' CONTRACTUAL BENEFITS
Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Companies Act save as disclosed in this report or in the financial statements of DBSH and of DBSH Group.

SHARE OPTIONS

(a) DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme (the "Option Scheme") was adopted by the shareholders of DBSH at an Extraordinary General Meeting held on September 18, 1999, to replace the DBS Bank Share Option Scheme (the "DBS Bank Option Scheme") previously implemented by DBS Bank, following the restructuring of DBS Bank as a wholly-owned subsidiary of DBSH.

The Option Scheme was terminated on October 18, 1999, and the outstanding existing unexercised options (the "DBSH Options") will continue to remain valid until the date of expiration of the relevant DBSH Options.

Save as disclosed in this report under the heading "Share and Debenture Issues", no shares of DBSH were issued during the financial year to which this report relates by virtue of the exercise of the DBSH Options to take up unissued ordinary shares of DBSH pursuant to the Option Scheme, whether granted before or during the financial year.

At the end of the financial year, unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH Options granted under the Option Scheme are as follows:

	Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
1997 DBSH Options	1,163,612	S$7.29	May 5, 2002
1998 DBSH Options	1,145,144	S$7.69	April 7, 2003
	2,308,756		

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

(b) **DBSH SHARE OPTION PLAN**

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of DBSH.

The Option Plan is intended to foster an ownership culture within the DBSH Group which aligns the interests of participants with the interests of shareholders, motivate participants to achieve performance targets of the DBSH Group and/or their respective business units, and make total employees' remuneration sufficiently competitive to recruit and retain employees having skills that are commensurate with the DBSH Group's ambition to become a world-class regional banking group.

During the financial year, in consideration of the payment of S$1.00 for each option granted, options in respect of 15,616,000 (March 2001: 13,913,000, June 2001: 21,000, August 2001: 1,682,000) unissued ordinary shares of par value S$1.00 each in DBSH ("March 2001 DBSH Options", "June 2001 DBSH Options" and "August 2001 DBSH Options") were granted pursuant to the Option Plan to executives of DBSH Group of the rank of Vice President (or equivalent) and above, including options in respect of a total of 175,000 unissued ordinary shares granted to executive directors Mr Philippe Paillart and Mr Jackson Tai; as well as to selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent).

Statutory and other information regarding the Option Plan and the "March 2001 DBSH Options", "June 2001 DBSH Options" and "August 2001 DBSH Options" granted under the Option Plan are as follows:

(i) Subject to prevailing legislation, the following categories of individuals are currently eligible to participate in the Option Plan:

- DBSH Group executives who hold the rank of Vice President (or equivalent or analogous rank) and above and selected employees of the DBSH Group of a rank below the rank of Vice President (or equivalent or analogous rank);
- Executives of associated companies of the DBSH Group over which DBSH has control who hold the rank of Vice President (or equivalent or analogous rank) and above; and
- Non-executive directors of DBSH.

The persons to whom the "March 2001 DBSH Options", "June 2001 DBSH Options" and "August 2001 DBSH Options" have been granted may be eligible to participate in the DBSH Performance Share Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) The date of expiration of the "March 2001 DBSH Options", "June 2001 DBSH Options" and "August 2001 DBSH Options" is March 14, 2011, May 31, 2011 and July 31, 2011 respectively unless any such Option lapses prior to such date by reason of Rules 7 and 8 of the Option Plan relating to the cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a takeover, winding-up or reconstruction of DBSH, after the grant of the DBSH Option.

(iii) The subscription price for each share in respect of which a DBSH Option (other than "March 2001 DBSH Options", "June 2001 DBSH Options" and "August 2001 DBSH Options") is exercisable is the average of the last dealt prices ("Market Price") for the DBSH shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd ("SGX-ST"), for the three consecutive trading days immediately preceding the date of the grant.

(iv) DBSH Options with subscription prices that are equal to the Market Price may be exercised, in whole or in part, one year after the date of the grant up to the date of expiration of the options, and in accordance with a vesting schedule to be determined by the Compensation Committee.

(v) Adjustments may be made to the number of DBSH shares which may be acquired by a participant, or the subscription price or both, in the event of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

Save as disclosed in this report under the heading "SHARE AND DEBENTURE ISSUES", no shares of DBSH were issued during the financial year to which this report related by virtue of the exercise of any DBSH Options, whether granted before or during the financial year.

At the end of the financial year, unissued ordinary shares of DBSH of par value S$1.00 each comprised in outstanding DBSH Options granted under the Option Plan were as follows:

	Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
1999 DBSH Options	4,377,358	S$15.30	July 27, 2009
March 2000 DBSH Options	1,750,800	S$20.87	March 5, 2010
July 2000 DBSH Options	1,188,800	S$22.33	July 26, 2010
March 2001 DBSH Options	13,093,000	S$17.70	March 14, 2011
June 2001 DBSH Options	21,000	S$14.76	May 31, 2011
August 2001 DBSH Options	1,682,000	S$12.93	July 31, 2011
	22,112,958		

Other than the DBSH Options granted under the Option Scheme and the DBSH Options granted under the Option Plan as disclosed herein, there were no outstanding options granted by DBSH as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH PERFORMANCE SHARE PLAN

The DBS Bank Performance Share Plan was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Performance Share Plan (the "Performance Share Plan"), to replace the DBS Bank Performance Share Plan, following the restructuring of DBS Bank as a wholly-owned subsidiary of DBSH.

The Performance Share Plan is designed to incorporate the best practices of leading financial institutions by including a significant equity component in the total compensation package to motivate selected executives of the DBSH Group (including Directors holding office in an executive capacity) and other selected participants to achieve strategic business objectives, and to reward them according to the extent to which these objectives are achieved.

During the financial year, awards in respect of an aggregate of 2,378,420 (March 2001: 1,557,000, June 2001: 17,500, August 2001: 803,920) ordinary shares of par value S$1.00 each were granted, pursuant to the DBSH Performance Share Plan, to selected employees of DBSH Group, including an award in respect of a total of 50,000 shares granted to executive directors Mr Philippe Paillart and Mr Jackson Tai.

Statutory and other information regarding the Performance Share Plan are as follows:

(i) Subject to prevailing legislation, the following categories of individuals are currently eligible to participate in the Performance Share Plan:

- DBSH Group executives who hold the rank of Vice President (or equivalent or analogous rank) and above and selected employees of the DBSH Group of a rank below the rank of Vice President (or equivalent or analogous rank);

- Executives of associated companies of the DBSH Group over which DBSH has control who hold the rank of Vice President (or equivalent or analogous rank) and above; and

- Non-executive directors of DBSH.

The participants of the Performance Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Participants are awarded ordinary shares of DBSH, their equivalent cash value or combinations thereof ("DBSH Awards"), when the prescribed performance targets are met. The DBSH Awards are granted at the absolute discretion of the Compensation Committee.

(iii) The Performance Share Plan shall continue to be in force at the discretion of the Compensation Committee, subject to a maximum period of four years from September 18, 1999, provided always that the Performance Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH in general meeting and of any relevant authorities which may then be required.

(iv) DBSH Awards may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a takeover, winding-up or reconstruction of DBSH.

(v) The aggregate nominal amount of new DBSH shares which may be delivered (pursuant to DBSH Awards granted) under the Performance Share Plan, when added to the nominal amount of new DBSH shares issued and issuable in respect of all DBSH Awards granted under the Performance Share Plan, and all options granted under the Option Plan, shall not exceed 15 per cent of the issued share capital of DBSH on the day preceding the relevant date of the DBSH Award. The number of existing DBSH shares purchased from the market which may be delivered pursuant to the DBSH Award will not be subject to any limit.

(vi) Subject to the prevailing legislation and SGX-ST guidelines, DBSH will have the flexibility to deliver DBSH shares to participants upon vesting of their DBSH Awards by way of an issue of new DBSH shares and/or the purchase of existing DBSH shares.

(vii) The nominal amount, class and/or number of DBSH shares comprised in a DBSH Award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

DBSH EMPLOYEE SHARE PLAN

The DBSH Employee Share Plan (the "Employee Share Plan") is intended to cater to all employees of the DBSH Group and associated companies of the DBSH Group over which DBSH has control who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

Participants will receive ordinary shares of DBSH ("DBSH shares") free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met. Participants will be allocated DBSH shares acquired from the market in accordance with guidelines established by DBSH. In respect of each financial year, DBSH will determine the performance targets applicable and the number of DBSH shares to be allocated to each participant or category of participants upon the attainment of such targets. Upon the attainment of the prescribed performance targets, the DBSH shares will be vested with the participants on terms and conditions to be determined by DBSH.

The Employee Share Plan may be altered from time to time at the absolute discretion of DBSH.

During the financial year, no shares were granted under the Employee Share Plan.

SUBSEQUENT EVENTS

On December 31, 2001, DBS Computer Services Pte Ltd, a subsidiary company of DBS Bank, entered into a Sale and Purchase Agreement to dispose the whole of its investment of 1,250,000 ordinary shares of S$1 each in the joint venture, The Payment Solutions Company Pte Ltd for a cash consideration of S$5,400,000. The effective date of disposal was January 11, 2002.

On January 3, 2002, DBS Bank sold its entire 14.99% equity interest in CWT Distribution Limited to PSA Logistics Pte Ltd, a wholly-owned subsidiary of PSA Corporation Limited (PSA). The sale is consistent with the Bank's ongoing efforts to divest its non-core assets. As a result of this transaction, DBS Bank would realise gross cash proceeds of approximately S$13,500,000 (excluding brokerage and other transaction costs), which will be deployed for working capital purposes. The gain from the sale was about S$12,550,000.

AUDITORS
Our auditors, PricewaterhouseCoopers, being eligible, have expressed their willingness to accept re-appointment at the forthcoming Annual General Meeting on April 29, 2002.

On behalf of the Directors

S DHANABALAN

PHILIPPE PAILLART

February 18, 2002
Singapore

We, S Dhanabalan and Philippe Paillart, two of the Directors of DBS Group Holdings Ltd, state that, in the opinion of the Directors, the profit and loss account, balance sheet, the statement of changes in shareholders' equity and the cash flow statement, together with the notes thereon as set out on pages 107 to 177, are drawn up so as to give a true and fair view of the state of affairs of DBSH and of DBSH Group, consisting of DBSH and its subsidiaries, at December 31, 2001, the results of the business of DBSH and of DBSH Group, the cash flows, and the changes in equity of DBSH Group for the financial year ended on that date and there are reasonable grounds to believe that DBSH and DBSH Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

S DHANABALAN

PHILIPPE PAILLART

February 18, 2002
Singapore

To the Members of DBS Group Holdings Ltd (Incorporated in Singapore)

We have audited the financial statements of DBS Group Holdings Ltd and the consolidated financial statements of the Group for the financial year ended December 31, 2001 set out on pages 99 to 177. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act (the "Act") and Singapore Statements of Accounting Standard, and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group as at December 31, 2001, the profit of the Company and of the Group, the cash flows and changes in equity of the Group for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all subsidiaries which have been audited by our associated firms, being financial statements included in the consolidated financial statements. Details of these subsidiaries are disclosed in Note 33.2 and 33.3 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the DBSH Group financial statements and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

February 18, 2002
Singapore

	Highest	Lowest	Last done	Average	Gross dividend yield (%) [4]	Price-earning ratio [4]
Chart: DBSH Ordinary Shares [1]						
2001	21.40	9.05	13.80	14.49	2.07	18.57
2000	27.50	16.50	19.60	21.14	2.13	18.71
1999	28.20	17.20	27.30	21.45	1.21	22.11
Chart: DBS Bank Ordinary Shares – Local Tranche [2]						
1999 [3]	20.90	6.71	19.00	13.18	N.A	N.A
1998	9.71	3.37	7.62	6.62	2.48	66.20
1997	8.80	6.95	8.48	7.68	1.85	14.77
1996	9.05	7.12	7.49	7.78	1.62	10.10
1995	9.05	7.65	8.56	8.12	1.56	11.77
Chart: DBS Bank Ordinary Shares – Foreign Tranche [2]						
1999 [3]	20.03	9.03	19.86	14.47	N.A	N.A
1998	13.67	4.30	12.81	8.94	1.84	89.40
1997	15.52	8.28	10.74	12.90	1.11	24.81
1996	15.59	11.71	14.10	13.15	0.96	17.08
1995	13.28	8.80	13.13	11.58	1.10	16.78

Notes:

1. Ordinary shares of DBS Bank were delisted and ordinary shares of DBS Group Holdings Ltd (DBSH) were listed on September 18, 1999 pursuant to the "Restructuring Scheme".
2. Share prices have been adjusted for the bonus issues in 1998 and 1999, and rights issue in 1998.
3. DBS Bank Ordinary Shares - Local Tranche and Foreign Tranche were merged on September 2, 1999 and delisted on September 17, 1999.
4. In calculating dividend yields and net price-earnings ratios, the daily average last done share prices have been used.

N.A – Not Applicable

ORDINARY SHARES – Local Tranche


Turnover ('000)
Share Price (S$)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35
30
25
20
15
10
5
0
1995
1996
1997
1998
1999
Turnover ('000)
High and Low prices (S$)

ORDINARY SHARES – Foreign Tranche


Turnover ('000)
Share Price (S$)
120,000
105,000
90,000
75,000
60,000
45,000
30,000
15,000
0
32
28
24
20
16
12
8
4
0
1995
1996
1997
1998
1999
Turnover ('000)
High and Low prices (S$)

ORDINARY SHARES – Group Holdings


Turnover ('000)
Share Price (S$)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
40
35
30
25
20
15
10
5
0
2000
2001
Turnover ('000)
High and Low prices (S$)

	2001	2000	1999	1998[4]	1997[4]	1996	1995	1994	1993	1992
Income (S$ millions)										
Net profit before taxation	**1,363.4**	1,674.8	1,041.4	44.1	561.6	836.1	766.6	687.4	621.5	429.1
Net profit after taxation	**999.1**	1,388.8	1,071.8	112.0	458.2	669.5	594.6	532.9	467.9	328.4
Selected Balance Sheet Data										
Assets (S$ millions)										
Total assets	**151,294.3**	111,208.1[5]	106,464.9	100,037.4	65,983.9	55,737.6	49,186.5	45,188.6	41,607.0	38,172.6
Customer loans and advances including bills	**68,208.0**	52,023.8	54,369.5	56,215.4	40,134.7	31,012.7	26,171.8	22,055.3	18,257.4	15,752.6
Investment in quoted and unquoted securities and shares	**24,921.5**	14,403.0	14,592.5	11,086.1	5,702.1	5,276.2	4,831.4	4,097.5	4,286.0	4,282.5
Liabilities (S$ millions)										
Deposits and other accounts of customers	**106,771.3**	80,720.5	82,268.3	73,858.3	33,557.0	30,599.9	28,128.5	25,574.2	24,968.0	25,221.1
Total deposits	**115,217.0**	92,774.1	89,758.9	86,476.6	54,037.5	45,141.5	39,825.7	36,513.6	33,712.0	31,378.7
Borrowings and debt securities	**10,489.9**	3,811.9	2,817.9	1,123.2	1,848.3	1,660.7	1,288.1	1,199.6	808.4	909.1
Capital and Reserves (S$ millions)										
Paid-up non-voting redeemable, convertible preference share capital	**66.5**	66.5	–	–	–	–	–	–	–	–
Paid-up non-redeemable, convertible preference share capital	**–**	–	–	412.1	536.2	656.0	604.5	461.6	251.6	–
Paid-up non-voting, convertible preference share capital	**25.1**	25.1	147.0	224.8	–	–	–	–	–	–
Issued and paid-up ordinary share capital	**1,446.8**	1,215.7	1,177.8	928.1	702.6	690.6	675.2	663.4	654.3	522.1
Ordinary shareholders' funds	**12,933.9**	9,899.4	9,920.6	7,799.5	7,493.6	6,243.1	5,510.8	4,887.8	4,348.1	3,973.5
Total (ordinary and preference) shareholders' funds	**13,529.1**	10,494.8	10,875.8	9,811.5	8,029.8	6,899.0	6,115.3	5,349.4	4,599.6	3,973.5
Financial Ratios										
Dividend cover for ordinary shares (number of times)	**3.22**	3.32	5.05	1.65	4.86	8.11	7.41	6.83	6.77[3]	5.50
Adjusted gross dividends per ordinary share [2] (S$)	**0.30**	0.45	0.26	0.16	0.15	0.13	0.13	0.13	0.12[3]	0.10
Adjusted earnings per ordinary share after tax [2] (S$)	**0.78**	1.13	0.97	0.10	0.52	0.77	0.69	0.63	0.57	0.40
Net tangible asset backing per ordinary share [1] (S$)	**5.38**	8.14	8.42	7.68	8.43	7.14	6.45	5.83	5.26	4.81
Return (after tax) on average total shareholders' funds (%)	**8.90**	12.89	10.35	1.29	5.72	10.30	10.36	10.71	10.89	8.54
Total shareholders' funds to total assets	**0.09**	0.09	0.10	0.10	0.12	0.12	0.12	0.12	0.11	0.10
US$/S$ exchange rate as at December 31	**1.85**	1.73	1.67	1.65	1.68	1.40	1.41	1.46	1.61	1.64

Notes :

1. Net tangible asset backing per ordinary share has been adjusted for bonus issues in 1993, 1998 and 1999, and rights issue in 1998.
2. Gross dividends per ordinary share and earnings per ordinary share after tax have been adjusted for bonus issues in 1993, 1998 and 1999, and rights issues in 1998.
3. Dividends exclude the special tax-exempt bonus dividend of 5 cents per share.
4. With effect from January 1, 1999, equity accounting for investments in associated companies was adopted by the DBSH Group. The comparative figures for 1998 and 1997 have been adjusted to reflect this change.
5. Total assets exclude "Life fund assets attributable to policyholders".

POLICY ON STAFF COMPENSATION

DBSH adopts a total compensation programme for rewarding its staff of Vice President and above. This comprises base pay, variable cash bonuses, and long-term incentives in the form of stock options and performance shares.

The objectives of our compensation policy are to:

(a) foster an ownership culture within DBSH which aligns the interests of staff with the interests of shareholders

(b) motivate staff to achieve performance standards of DBSH and their respective business units

(c) make total compensation sufficiently competitive to recruit, motivate and retain senior executives having skills that are commensurate with DBSH's ambition to become a world-class regional financial institution.

This philosophy is extended to staff of other ranks through the Employee Share Plan.

POLICY ON DIRECTORS' FEES

The policy of DBSH on directors' fees is that such fees should be competitive with regional competitors and should also have the effect of aligning directors' interests with that of shareholders'. Directors are encouraged, but not obligated, to invest half of their fees in DBSH shares and to hold not less than 50% of those for the duration of their term.

DIRECTORS' REMUNERATION & BENEFITS

The following table shows a breakdown (in percentage terms) of the average remuneration of directors, including those appointed and resigned/retired during the year, which falls within broad bands and details of share options granted to directors, for the year ended December 31, 2001:

Remuneration bands	Salary	Bonuses	Directors' Fees	Share Option Grants[1]	Others	Total Compensation	Share Option Grants	Exercise Price	Date of Expiry
	%	%	%	%	%	%	Number[2]	S$	
S$1,000,000 and above									
Philippe Paillart]									
Jackson Tai]	16	73	1	7	3	100	175,000	17.70	Mar 14, 2011
John T. Olds[3]]									
S$250,000 to S$999,999	–	–	–	–	–	–	–	–	–
Below S$250,000									
Alan Chan Heng Loon[4]]									
Bernard Chen Tien Lap]									
Fock Siew Wah]									
Gail D. Fosler (Ms)]									
Robert Montgomery Howe]	–	–	96	–	4	100	–	–	–
Tommy Koh Thong-Bee]									
Moses Lee Kim Poo]									
Ng Kee Choe[5]]									
S Dhanabalan]									
Yeo Ning Hong]									

1 Valuation based on Black-Scholes Model and at date of grant.

2 Refers to the number of unissued DBSH ordinary shares of par value S$1.00 each under the DBSH Share Option Plan

3 Resigned on May 12, 2001.

4 Resigned on Mar 31, 2001.

5 Resigned on Jan 22, 2001.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

As at Jan 1, 2001 to Dec 31, 2001

	Board Meetings		Audit Committee Meetings		Board Risk Management Committee Meetings	
Name of Director	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance
S Dhanabalan	8	8	–	–	–	–
Philippe Paillart	8	8	–	–	–	–
Alan Chan Heng Loon+	1	1	2	2	–	–
Bernard Chen Tien Lap	8	8	5	5	4	4
Fock Siew Wah	8	8	–	–	4	4
Gail D. Fosler (Ms)	8	5	–	–	–	–
Robert Montgomery Howe	8	5	–	–	4	3
Tommy Koh Thong-Bee	8	7	5	5	4	4
Moses Lee Kim Poo	8	8	3	2	–	
John T. Olds*	1	1	–	–	–	–
Yeo Ning Hong	8	7	–	–	–	–

@ the number of meetings held during the period the director was a member of the Board and/or relevant Committee.

\+ Resigned on April 1, 2001.

* Resigned on May 12, 2001.

MR S DHANABALAN

Academic and Professional Qualifications:

- Bachelor of Arts (Honours) in Economics
  University of Malaya, Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Chairman
2	The Development Bank of Singapore Ltd	Chairman
3	Temasek Holdings (Private) Ltd	Chairman
4	Temasek Capital (Private) Ltd	Chairman
5	Parksville Development Pte Ltd	Director
6	Basidon Holdings Pte Ltd	Director
7	Parameswara Holdings Ltd	Chairman
8	Govt of Singapore Investment Corporation Pte Ltd	Director

MR PHILIPPE PAILLART

Academic and Professional Qualifications:

- Graduate, Paris Business School (E.S.C.P.)
- Graduate, University of Paris

Current Directorships

	Company	Title
1	The Development Bank of Singapore Ltd	Director
2	DBS Group Holdings Ltd	Director
3	Asean Finance Corporation Ltd	Director
4	Asfinco Singapore Ltd	Director
5	Bank of the Philippine Islands	Director
6	Dao Heng Bank Group Ltd	Director
7	Dao Heng Finance Ltd	Director
8	DBS Diamond Holdings Ltd	Chairman
9	Dr Goh Keng-Swee - Scholarship Fund	Director
10	IYV2001 Steering Committee	Vice-Chairman
11	Link Financial	Chairman
12	Singapore International Chamber of Commerce	Director
13	DBS Kwong On Bank Ltd	Director
14	Overseas Trust Bank Ltd	Director

MR BERNARD CHEN TIEN LAP

Academic and Professional Qualifications:

- Bachelor of Science in Chemical Engineering
  University of Alberta
- Master of Public Administration
  Harvard University
- Bachelor of Arts
  Australian Catholic University

Current Directorships

	Company	Title
1	The Development Bank of Singapore Ltd	Director
2	DBS Group Holdings Ltd	Director

Directorships for the past 3 years

	Company	Title
1	IntraWave Pte Ltd	Director
2	Hi-Den Pte Ltd	Director
3	Yellow River Network Pte Ltd	Chairman
4	Andoman Trading & Shipping Co Pte Ltd	Deputy Chairman
5	Teledata (Singapore) Ltd	Chairman
6	Intraco Trading Pte Ltd	Chairman
7	Intraco Ltd	Director
8	Sintra-Ning Pte Ltd	Chairman
9	Agrosin Pte Ltd	Chairman
10	NatSteel Trade International Pte Ltd	Chairman
11	Intra-Motors Rental & Leasing (S) Pte Ltd	Director
12	CWT Distribution Ltd	Director
13	Semicon Components Pte Ltd	Director
14	IntElorg Pte Ltd	Director
15	IntraMotors (S) Pte Ltd	Chairman
16	IntraCable Pte Ltd	Director
17	IntraCel Pte Ltd	Director
18	Hutchison Intrapage Pte Ltd	Director
19	Intraco Technology Pte Ltd	Director
20	Singapore Resources (Pte) Ltd	Director
21	Singapower Development Pte Ltd	Director
22	The Insurance Corporation of Singapore Ltd	Director
23	Prime Motors (S) Pte Ltd	Director
24	Intraco Informatics Pte Ltd	Director

MR FOCK SIEW WAH

Academic and Professional Qualifications:

- Diploma
  The Chartered Institute of Bankers (London)

Current Directorships

	Company	Title
1	Fraser & Neave Ltd	Deputy Chairman
2	Fraser & Neave (Singapore) Ltd	Director
3	Singapore Airlines Ltd	Director
4	Temasek Capital (Private) Ltd	Director
5	Times Publishing Ltd	Director
6	Cybercity Holdings Ltd, HK	Director
7	Tarsus Gate Investments Ltd	Director
8	DBS Kwong On Bank Ltd	Director
9	Dao Heng Bank Ltd	Director
10	Dao Heng Finance Ltd	Director
11	Dao Heng Bank Group Ltd	Director
12	Overseas Trust Bank Ltd	Director
13	Grace Baptist Church Ltd	Deacon/Director
14	The Development Bank of Singapore Ltd	Director
15	DBS Group Holdings Ltd	Director
16	Temasek Holdings (Pte) Ltd	Director

Directorships for the past 3 years

	Company	Title
1	Fraser & Neave Coca Cola Pte Ltd	Director

MS GAIL D. FOSLER

Academic and Professional Qualifications:

- Bachelor of Arts
  University of Southern California
- Master of Business Administration
  New York University

Current Directorships

	Company	Title
1	Unisys Corporation	Director
2	H.B. Fuller Company	Director
3	The National Bureau of Economic Research	Director
4	The National Association of Business Economists	Director
5	The Development Bank of Singapore Limited	Director
6	DBS Group Holdings Ltd	Director

MR ROBERT MONTGOMERY HOWE

Academic and Professional Qualifications:

- Bachelor Degree
  Southern Methodist University
- Master of Business Administration
  Harvard University

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Johnson Commercial Market, Inc	Director

PROFESSOR TOMMY KOH THONG-BEE

Academic and Professional Qualifications:

- L.L.B.
  University of Singapore
- L.L.M.
  Harvard University
- Diploma in Criminology
  Cambridge University
- L.L.D.
  Yale University

Current Directorships

	Company	Title
1	The Esplanade Co Ltd	Director
2	Chinese Heritage Centre	Chairman
3	DBS Group Holdings Ltd	Director
4	The Development Bank of Singapore Ltd	Director

MR MOSES LEE KIM POO

Academic and Professional Qualifications:

- Master of Public Administration
  Harvard University
- Bachelor of Engineering (Honours) in Mechanical & Production
  University of Singapore

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	MOH Holdings Pte Ltd (former HCS)	Chairman

Directorships for the past 3 years

	Company	Title
1	Singapore Airlines Ltd	Director

MR JACKSON PETER TAI

Academic and Professional Qualifications:

- Master of Business Administration
  Harvard University
- Bachelor of Science
  Rensselaer Polytechnic Institution

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	CapitaLand Commercial Ltd	Chairman
3	CapitaLand Ltd	Director
4	Singapore Telecommunications Ltd	Director
5	BPI Capital Corporation	Director
6	Bank of the Philippine Islands	Director
7	Dao Heng Bank Group Ltd	Director
8	DBS Diamond Holdings Ltd	Director
9	Asean Finance Corporation Ltd	Alternate Director
10	Asfinco Singapore Ltd	Alternate Director
11	Dao Heng Finance Ltd	Alternate Director
12	Overseas Trust Bank Ltd	Director
13	Hutchison Dao Heng Card Ltd	Director
14	PT Bank DBS Indonesia	Board of Commissioner

Directorships for the past 3 years

	Company	Title
1	Transpac Capital Pte Ltd	Director
2	K1 Ventures Ltd	Director
3	DBS Bank Philippines, Inc	Director

DR YEO NING HONG

Academic and Professional Qualifications:

- Doctor of Philosophy
  Cambridge University
- Master of Arts
  Cambridge University
- Master of Science
  University of Singapore
- Bachelor of Science
  University of Singapore
- Executive Programme
  London Business School

Current Directorships

	Company	Title
1	DBS Group Holdings Ltd	Director
2	The Development Bank of Singapore Ltd	Director
3	Portnet.com Pte Ltd	Chairman
4	PSA Corporation Ltd	Director
5	Singapore Press Holdings Ltd	Director

I. Class of Shares - Ordinary Shares of S$1.00 fully paid
Voting Rights - One vote per share

As at Mar 11, 2002

Size of Holdings	No. of Shareholders	%	No. of Shares	%
1 - 1,000	12,056	47.17	8,949,023	0.62
1,001 - 10,000	11,705	45.79	39,234,076	2.71
10,001 - 1,000,000	1,773	6.94	63,860,543	4.41
1,000,001 & above	25	0.10	1,334,979,874	92.26
Total	25,559	100.00	1,447,023,516	100.00
Location of Shareholders				
Singapore	23,924	93.60	1,436,174,093	99.25
Malaysia	1,067	4.18	5,506,945	0.38
Overseas	568	2.22	5,342,478	0.37
Total	25,559	100.00	1,447,023,516	100.00

Twenty Largest Shareholders (As shown in the Register of Members and Depository Register)

DBS Nominees (Private) Limited	394,346,790	27.25
Raffles Nominees (Private) Limited	258,280,390	17.85
MND Holdings (Private) Limited	204,075,807	14.10
Temasek Holdings (Pte) Ltd	184,932,180	12.78
HSBC (Singapore) Nominees Pte Ltd	77,367,235	5.35
Citibank Nominees Singapore Pte Ltd	70,050,061	4.84
United Overseas Bank Nominees (Pte) Ltd	46,758,287	3.23
DB Nominees (Singapore) Pte Ltd	41,467,962	2.87
NTUC Income Insurance Co-operative Limited	9,961,001	0.69
Dexia Nominees (Singapore) Pte Ltd	8,952,808	0.62
Oversea-Chinese Bank Nominees Private Limited	8,847,356	0.61
Morgan Stanley Asia (Singapore) Securities Pte Ltd	7,207,900	0.50
Eng Hueng Fook Henry	2,899,965	0.20
Keppel Investment Hong Kong Limited	2,364,000	0.16
HSBC Republic Bank (Suisse) SA	2,110,961	0.15
J M Sassoon & Co (Pte) Ltd	1,968,635	0.14
BNP Paribas Nominees Singapore Pte Ltd	1,785,846	0.12
OCBC Securities Private Ltd	1,745,601	0.12
Phillip Securities Pte Ltd	1,707,363	0.12
Overseas Union Bank Nominees Pte Ltd	1,682,549	0.12
Total	1,328,512,697	92.82

II. Class of Shares - Non-Voting Redeemable Convertible Preference Shares ("NVRCPS") of S$1.00 fully paid.
Voting Rights - Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

III. Class of Shares - Non-Voting Convertible Preference Shares ("NVCPS") of S$1.00 fully paid.
Voting Rights - Please see Article 6 of the Articles of Association.
Sole Shareholder of 25,106,101 NVCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

IV. Substantial Ordinary Shareholders (as shown in the Register of Substantial Shareholders as at Mar 11, 2002)

	No. of Shares	%
MND Holdings (Pte) Ltd [1]	204,075,807	14.10
Temasek Holdings (Pte) Ltd [2]	184,932,180	12.78

Directors' Shareholdings (as shown in the Register of Directors' Shareholdings as at Jan 21, 2002)

Name of Director	No. of DBS Group Holdings Ltd ("DBSH") Ordinary Shares of S$1.00 each registered in the name of Director	No. of DBSH Ordinary Shares of S$1.00 each in which Director is deemed to have an interest	No. of Unissued DBSH Ordinary Shares of S$1.00 each under the DBSH Share Option Scheme/Plan
S Dhanabalan	25,000	31,534	–
Philippe Paillart	73,000	–	100,000 (2000 Options) 100,000 (2001 Options)
Jackson Tai	11,250	–	27,375 (1999 Options) 85,000 (2000 Options) 75,000 (2001 Options)
Bernard Chen Tien Lap	19,000	–	–
Fock Siew Wah	50,000	–	–
Gail D. Fosler (Ms)	3,400	–	–
Robert Montgomery Howe	30,260	–	–
Tommy Koh Thong-Bee	4,200	–	–
Moses Lee Kim Poo	–	–	–
Yeo Ning Hong	10,000	–	–

1. MND Holdings (Pte) Ltd is a company wholly-owned by Minister for Finance Incorporated.
2. Temasek Holdings (Pte) Ltd is a company wholly-owned by Minister for Finance Incorporated.

DBS DIRECTORY

S Dhanabalan
Mr Dhanabalan is Chairman of DBS Group Holdings Ltd and DBS Bank. He is a former Cabinet Minister of the Republic of Singapore and brings wide government and private-sector experience to the Group. As a Cabinet Minister for 16 years, he had held various portfolios including Foreign Affairs, National Development and Trade & Industry. Currently, Mr Dhanabalan also holds directorships in a number of companies including Temasek Holdings (Private) Ltd where he is the Chairman. He holds a Bachelor of Economics (Honours) from University of Malaya.

Philippe Paillart
Mr Paillart was appointed Chief Executive Officer of DBS Bank in January 2001. Previously, he was the Bank's Senior Managing Director and Head of the Consumer Banking Group. Prior to DBS Bank, he worked for Ford as Chairman, President and CEO of Ford Motor Credit Company and President of Ford Financial Services Group, for Standard Chartered Bank as Group Executive Director, and for Citibank as Vice President and General Manager of International Personal Banking for Europe, Middle East and Africa. Mr Paillart is a graduate of the Paris Business School (E.S.C.P.) and the University of Paris.

Jackson Tai
Mr Tai, 51, a United States citizen, completed 25 years of service with J.P. Morgan & Co. before joining DBS in 1999. Among his assignments at J.P. Morgan, Mr Tai was senior officer and head of investment banking for the Asia-Pacific region, based in Tokyo, and later senior officer and head of investment banking for the Western United States, based in San Francisco. Mr Tai is currently also a director of Singapore Telecommunications Ltd and CapitaLand Ltd. He holds a Bachelor of Science degree from Rensselaer Polytechnic Institute and a Master of Business Administration from Harvard University.

Ng Kee Choe
Mr Ng is Vice Chairman of DBS Bank. A career banker at DBS Bank, he was appointed Deputy President in 1994 and President and Chief Operating Officer in 1997. He is the Chairman of Singapore Power, Vice Chairman of the Institute of Banking & Finance and a Board Member of Singapore Airport Terminal Services Ltd, Wing Lung Bank Ltd and a Governor of the Singapore International Foundation. He is also a Member of the Singapore-US Business Council. Mr Ng holds a Bachelor of Science (Honours) degree from the University of Singapore. He was awarded the Public Service Star Award in August 2001.

Frank Wong
Mr Wong is Senior Managing Director, Member of Corporate Office and Head of DBS Bank's Treasury & Markets Group. He brings to the Bank over 30 years of experience in financial markets, having worked in Hong Kong, Frankfurt, London and Singapore. Mr Wong worked for Citibank, JP Morgan Inc and NatWest Markets before joining DBS. Before his appointment with DBS Bank, he was Chief Executive of National Westminster Bank in Hong Kong and its Regional Managing Director for Asia-Pacific. Mr Wong is also a Director of DBS Kwong On Bank, Dao Heng Bank and Bank of the Philippine Islands.

Eric Ang
Mr Ang, who joined DBS Bank in 1978, is currently Managing Director and Joint Head for the Investment Banking Group responsible for Debt Capital Markets, Equity Capital Markets, Private Equity and Syndicated Finance. He was appointed Senior Vice President for Corporate Finance in 1990 and Executive Vice President for Investment Banking in 1996. He graduated from the University of Singapore with a Bachelor of Business Administration (Honours).

Chan Tak Kin
Mr Chan joined DBS Bank in 2000 as a Managing Director and was seconded to Dao Heng Bank in September 2001 as Director & Executive Vice President. Prior to joining DBS, he held responsibility for key Group Consumer Banking businesses and functions of Standard Chartered Bank and was a member of Stanchart's Extended Management Team, a committee of the top 30 executives worldwide. Mr Chan started his career with Chase Manhattan Bank where he worked for 15 years. He holds a B.A. (Honours) degree in Accounting and Economics from the University of Hong Kong and is an Associate of the London Institute of Bankers.

Chong Kie Cheong
Mr Chong is currently the Managing Director and Joint Head of Investment Banking Group. He joined DBS Bank in 1971 and has held a number of senior positions and directorships. He was appointed Executive Vice President for International & Correspondent Banking in 1994, Managing Director and Head for Institutional Banking in 1999. In the latter half of 1999, he was also appointed Managing Director and Head of the Bank's Regional Integration Centre, headquartered in Bangkok. When he returned to Singapore in 2001 he was appointed Finance Director. Mr Chong serves on the Boards of various DBS Bank's overseas subsidiaries, including PT Bank DBS Indonesia and DBS Thai Danu Bank, where he is also the Chairman of the Executive Committee. He is also a Board Member of The Asian Bankers Association and DBS' representative on the Philippines Singapore Business Council. Mr Chong holds a Bachelor of Social Science (Economics) (Honours) from University of Singapore.

Elsie Foh
Mrs Foh is Managing Director & Head of Personal Banking in DBS Bank's Consumer Banking Group. She joined the Bank in 1974 and has held senior positions in areas of Branch Operations, International Banking, Bills & Remittances and Retail Banking. She was appointed Senior Vice President in 1990 and six years later, as Executive Vice President. Mrs Foh is a Board Member of The Commercial & Industrial Security Corporation and a Member of ABS Committee on Bye-Laws and Regulations. She holds a Bachelor of Science from University of Singapore.

Hong Tuck Kun
Mr Hong joined DBS Bank in 1975 and is currently Managing Director & Head for Enterprise Banking in the Consumer Banking Group. In 1990, he was appointed Senior Vice President for Corporate Banking, Credit Administration and Bills & Remittances. He became Executive Vice President in 1996 to provide leadership in Corporate Banking and Trade Services & Funds Transfer. Mr Hong is also a Member of ABS Committee on Credit. He holds a Bachelor of Business Administration from University of Singapore.

Steve Ingram
Mr Ingram is currently Managing Director & Group CIO for DBS Bank, responsible for the provision of IT services to DBS and its subsidiaries. Prior to joining the Bank in July 2000, Mr Ingram held CIO positions in both telecommunications and financial services companies. From 1991 to 1997, Mr Ingram was a partner in Ernst & Young's U.S. consulting practice. During that time, he performed a number of roles, including Chief Technologist for the high-growth practice and Director of the Global Centre for Technology Enablement with responsibility for advanced development services and technology architecture for Ernst & Young's major clients. Before joining the U.S. practice, Mr Ingram was a partner in the Ernst & Young Australian practice. During his career, Mr Ingram has worked on projects throughout the U.S., Europe, Australia and in Africa.

Edmund Koh
Mr Koh heads DBS' Consumer Banking Division. Before joining DBS, he was the CEO of Alverdine Pte Ltd, a joint venture bank between OCBC and ANZ Bank. Prior to this appointment, Mr Koh was CEO of Prudential Assurance Company, Singapore. Earlier in his career, he also held several senior management positions in HSBC and Citibank. Mr Koh is a Board member of Singapore Totalisator Board, Housing & Development Board, a Director of SNP Corporation Limited, DBS Vickers Securities Holdings Pte Ltd and DBS TD Waterhouse Holdings Pte Ltd.

David Lau
Mr Lau is Managing Director & Regional Head of Trading, Treasury & Markets. He was Managing Director and South East Asian Regional Head of NatWest Global Financial Markets before joining DBS Bank in 1999. Mr Lau has worked in the field of Treasury & Markets for over 16 years. From 1989 to 1995, he was the Regional Treasury Manager for the Canadian Imperial Bank of Commerce, Singapore. He holds an MBA and a Bachelor of Business Administration from University of Pennsylvania and University of Houston respectively.

Oon Kum Loon
Mrs Oon is Head & Managing Director of Group Risk at DBS. She joined the Bank in 1974 after obtaining an Honours degree in Business Administration from the University of Singapore. In her career in the Bank, she has led and managed a diverse range of portfolios, from Credit, Corporate Finance, Corporate Planning, Legal to Treasury. She was also previously Chairman of DBS Trading Private Limited and Director of Singapore International Monetary Exchange Limited. In her current capacity, she oversees DBS' enterprise-wide risk management covering credit, market and operational risk.

Rajan Raju

Mr Raju is DBS' Managing Director & Head of Processing and Services. He joined DBS in 1999 from Citibank, where he was Head of Citibank's Regional Foreign Exchange & Foreign Exchange Options Operations based in London. He had joined Citibank in 1990, and held positions in Citibank's India and European operations. Mr Raju graduated with a First Class degree in Economics from Bombay University. He holds a Masters in Business Administration from The Indian Institute of Management, Ahmedabad.

Seck Wai Kwong

Mr Seck is Head, Investment Products and Bancassurance Group of DBS Bank. The group's activities include DBS Asset Management, of which he is Chairman; third party investment products, including the billion-dollar Horizon/Eight programme, the single largest retail Investment Programme in Singapore which he pioneered with Frank Russell in 1999; and the bancassurance business partnership with CGNU, one of the largest UK-based insurance companies. Mr Seck was previously Co-Head of DBS' Investment Banking Group, which covers corporate banking, loan syndications, debt and equity capital markets, mergers & acquisitions, private equity and custody services. He was previously with Lehman Brothers and Government of Singapore Investment Corporation where he was Managing Director and Director respectively. A Colombo Plan Scholar, Mr Seck holds an MBA (Distinction) from Wharton School, University of Pennsylvania, USA and a Bachelor of Economics (1st Class Honours) from Monash University, Australia.

Greg Seow

Mr Seow is Executive Chairman of DBS Vickers Securities Group. He also chairs the Wealth Management Operating Committee in DBS Bank. Prior to his appointment at the Bank, he was Managing Partner of Pacific Asset Management, Singapore, and Director at the Government of Singapore Investment Corporation. Mr Seow sits on the board of several companies, including PSA Corporation and Singapore Land Authority, and is a member of the Financial Services Working Group, established as part of Singapore's Economic Review Committee. Mr Seow graduated from Australian National University with Master and Bachelor (1st Class Honours) degrees in Economics.

Randolph Sullivan

Mr Sullivan is the CEO of Dao Heng Bank Group Ltd. His 30 years of banking experience includes 16 years at Bank of America, during which he served in various positions across the globe before joining Dao Heng Bank in 1987 as Chief Operating Officer & Director. Mr Sullivan also serves as a member of the Hong Kong Deposit-Taking Companies Advisory Committee, and is also a member of the Standing Committee on Company Law Reform of the Hong Kong Special Administrative Region. An American, he holds a Bachelor of Science Foreign Service degree from Georgetown University. He also completed the Insead Executive Program of the Institute Europèene D'Administration in Fontainebleau in 1980.

DBS Bangkok
Representative Office
3rd Floor, Main Building
DBS Thai Danu Bank
Public Co Ltd
393 Silom Road, Bangrak
Bangkok 10500
Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Beijing
Units 1009-1018
Level 10 China World Tower
No 1 Jianguomenwai Avenue
China World Trade Centre
Beijing 100004
People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Hong Kong
16/F, Man Yee Building
68 Des Voeux Road
Central, Hong Kong
Tel: (852) 2868 3386
Fax: (852) 2596 0577

DBS Kuala Lumpur
Representative Office
Suite 11-2, Level 11
Menara IMC, Mail Box 23
8 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: (03) 2031 5622
Fax: (03) 2031 5623

DBS Labuan
Level 12 (E) Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000 W.P.
Labuan
Malaysia
Tel: (087) 423 375
Fax: (087) 423 376

DBS London
7th Floor, Finsbury Circus House
12-15 Finsbury Circus
London EC2M 7BT
United Kingdom
Tel: (44 207) 628 3288
Fax: (44 207) 628 8288

DBS Los Angeles
445 South Figueroa Street
Suite 3550 Los Angeles
CA 90071
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Manila Representative Office
7F, Paseo Wing
BPI Building
Ayala Avenue corner Paseo de Roxas
Makati City
The Philippines
Tel: (632) 813 6280, 845 5112,
816 9488, 816 9150
Fax: (632) 750 2144

DBS Mumbai
122 Maker Chambers IV
12th Floor, Nariman Point
Mumbai 400 021
India
Tel: (91 22) 282 6991
Fax: (91 22) 287 5602

DBS Seoul
20th Floor
Kwanghwamoon Building
64-8, Taepyungro 1-ka,
Choong-ku
Seoul
Republic of Korea
Tel: (822) 399 2660
Fax: (822) 732 7953

DBS Shanghai
161 Lu Jia Zui East Road
28th Floor, China
Merchants Tower
Pudong, Shanghai 200120
People's Republic of China
Tel: (86 21) 5876 7698
Fax: (86 21) 5876 7839

DBS Taipei
117 Min Sheng East Road
Section 3, 5th Floor, Unit A
Walsin Financial Building
Taipei
Taiwan
Tel: (886 2) 2713 7711
Fax: (886 2) 2713 7774

DBS Tokyo
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 100-0006
Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Yangon
Representative Office
c/o PricewaterhouseCoopers Hla Tun
Consultants Ltd
#1003 Level 10, Sakura Tower
Kyauktada Township
Yangon
Myanmar
Tel: (951) 255 407
Fax: (951) 255 406

Bank of the Philippine Islands
BPI Building
Ayala Avenue
corner Paseo de Roxas
Makati City
Metro Manila
The Philippines
Tel: (632) 845 5971
845 5977
845 5978
Fax: (632) 845 5980

** 20.80% owned by DBS Bank*

Dao Heng Bank Group Limited
11th Floor, The Center
99 Queen's Road Central
Central
Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2285 3822

** 100% owned by DBS Diamond Holdings Ltd*

DBS Asia Capital Ltd
16/F, Man Yee Building
68 Des Voeux Road
Central
Hong Kong
Tel: (852) 2918 0399
Fax: (852) 2868 0250

** 100% owned by DBS Bank*

DBS Asset Management Ltd
8 Cross Street
#27-01 & 06
PWC Building
Singapore 048424
Tel: (65) 6878 7801
Fax: (65) 6221 7018

** 100% owned by DBS Bank*

DBS Capital Investments Ltd
6 Shenton Way
#02-01, DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6227 6811

** 100% owned by DBS Bank*

DBS Kwong On Bank Limited
139 Queen's Road Central
Central
Hong Kong
Tel: (852) 2815 3636
Fax: (852) 2167 8222

** 100% owned by DBS Group Holdings (Hong Kong) Ltd*

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel No: (65) 6878 8888
Fax No: (65) 6338 8936

** 100% owned by DBS Bank*

DBS Thai Danu Bank Public Company Limited
393 Silom Road
Bangrak
Bangkok 10500
Thailand
Tel: (662) 230 5000
Fax: (662) 236 7939

** 51.80% owned by DBS Bank*

DBS Trading Ltd
8 Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688

** 100% owned by DBS Vickers Securities Holdings Pte Ltd*

DBS Trustee Ltd
180 Clemenceau Ave
Haw Par Centre, #03-01/04
Singapore 239922
Tel: (65) 6878 8888
Fax: (65) 6338 0360

** 20% owned by DBS Bank*
20% owned by DBSF Ltd
20% owned by DBS Finance Nominees Pte Ltd
20% owned by DBS Nominees Pte Ltd
20% owned by Singapore Factory Development Ltd

DBS Vickers Securities (Singapore) Pte Ltd
8 Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688

DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.

** 100% owned by DBS Securities Holdings Pte Ltd*

PT Bank DBS Indonesia
Plaza Permata
Ground Floor and 12th Floor
Jalan M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3368
Fax: (62 21) 390 8222; 390 3383;
390 3488

** 99% owned by DBS Bank*

** (% are as at March 18, 2002)*

Payment date of 2000 Final and Special Dividends on Ordinary Shares & Final Dividend on Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 31, 2001
Payment date of 2001 Interim Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	August 20, 2001
Financial year-end	December 31, 2001
Announcement of half-year results 2001	July 23, 2001
Announcement of full-year results 2001	February 18, 2002
Annual General Meeting	April 29, 2002
Proposed payment date of 2001 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 20, 2002
Announcement of half-year results 2002	July 2002
Announcement of full-year results 2002	February 2003

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Third Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Monday, April 29, 2002 at 11.30 am to transact the following business:

1 To receive and consider the Directors' Report and Audited Accounts for the year ended December 31, 2001 and the Auditors' Report thereon.

2A To declare a Final Dividend of 16 cents per ordinary share, less income tax, for the year ended December 31, 2001.

2B To declare a Dividend of 16 cents per Non-Voting Convertible Preference Share, less income tax, for the year ended December 31, 2001.

2C To declare a Dividend of 16 cents per Non-Voting Redeemable Convertible Preference Share, less income tax, for the year ended December 31, 2001.

3 To sanction the amount of $515,945 (2000: $614,000) proposed as Directors' Fees for 2001.

4 To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

5A To re-elect the following Directors retiring under Article 95 of the Company's Articles of Association:
(a) Mr S Dhanabalan*
(b) Mr Robert Montgomery Howe*
(c) Mr Moses Lee Kim Poo*

5B To re-elect Mr Jackson Tai* retiring under Article 101 of the Company's Articles of Association.

6 As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

6A That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of ordinary shares of $1.00 each in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and DBSH Performance Share Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

6B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Performance Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Performance Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Performance Share Plan and DBSH Share Option Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

* For further information on the directors standing for re-election, please refer to Pages 202-207 of the annual report.

ORDINARY RESOLUTIONS

6C That pursuant to Section 161 of the Companies Act, Chapter 50, and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares of any class in the Company ("shares") (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit PROVIDED THAT:

(1) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued ordinary share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent of the issued ordinary share capital of the Company for the time being; and

(2) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng (Ms)
Group Secretary
DBS Group Holdings Ltd

April 8, 2002
Singapore

Notes:
An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The Instrument appointing a proxy must be deposited at the Company's Office at **6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809**, at least 48 hours before the time for holding the Meeting.

PROXY FORM
DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ____

of ____

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Third Annual General Meeting of the Company, to be held on Monday, April 29, 2002 and at any adjournment thereof in the following manner:

RESOLUTIONS	FOR	AGAINST
Ordinary Business 1 Adoption of Report and Accounts.		
2A Declaration of Dividend on Ordinary Shares.		
2B Declaration of Dividend on Non-Voting Convertible Preference Shares		
2C Declaration of Dividend on Non-Voting Redeemable Convertible Preference Shares		
3 Approval of proposed Directors' Fees of S$515,945.		
4 Re-appointment of Auditors.		
5A Re-election of the following Directors retiring under Article 95: (a) Mr S Dhanabalan (b) Mr Robert Montgomery Howe (c) Mr Moses Lee Kim Poo		
5B Re-election of Mr Jackson Tai retiring under Article 101.		
Special Business 6A Approval to grant Options in accordance with the DBSH Share Option Plan.		
6B Approval to grant awards in accordance with the DBSH Performance Share Plan.		
6C Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50.		

If you wish to exercise all your votes For or Against, please tick with "✔". Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote as the proxy deems fit.

As witness my/our hand(s) this _________ day of __________ 2002.

No. of Ordinary Shares held	

____
Signature or Common Seal of Shareholder

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Please cut proxy form here

Notes:

1 Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act. Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2 A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.

3 Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The Instrument appointing a proxy must be deposited at the office of the Company at **6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809**, not less than 48 hours before the time appointed for the Annual General Meeting.

5 The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6 A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.

7 The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.


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China

Hong Kong

India

Indonesia

Japan

Korea

Taiwan

Thailand

The Philippines

United Kingdom

United States of Am[illegible]

6 Shenton Wa[illegible] [illegible]ilding Tower One Singapore 068809
Tel: (65) 6878 [illegible] [illegible]x: (65) 6445 1267 · Website: www.dbs.com · E-mail: dbs@dbs.com